04010573

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Harvest Energy Trust and Harvest Operations Corp

*CURRENT ADDRESS 1900, 330 - 5th Avenue SW
Calgary, Alberta T2P 0L4

**FORMER NAME

**NEW ADDRESS

PROCESSING
SEC MAIL
MAR 08 2004
SECTION
WASH. D.C.

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

FILE NO. 82- 34779 FISCAL YEAR

• Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 3/15/04

Harvest Energy Trust

Notice annuelle initiale de 2002

Le 10 décembre 2003

TABLE DES MATIÈRES

Page

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

La Fiducie fait la présente mise en garde au sujet de facteurs importants qui pourraient faire en sorte que ses résultats réels diffèrent considérablement des résultats prévus par les énoncés prospectifs faits dans la présente notice annuelle. Les énoncés qui expriment ou mettent en cause des attentes, des convictions, des projets, des objectifs, des hypothèses ou des événements ou rendements futurs (souvent, mais pas toujours, au moyen de termes tels que « entraînera probablement », « s'attendre à », « continuer à », « prévoir », « estimer », « avoir l'intention de », « projeter », « projections » et « perspectives ») ne constituent pas des faits historiques et peuvent constituer des énoncés prospectifs. Ces énoncés peuvent mettre en cause des estimations, des hypothèses et des incertitudes qui pourraient faire en sorte que les résultats réels diffèrent considérablement des résultats qu'ils expriment. Par conséquent, ces énoncés sont présentés sous réserve des facteurs dont il est question dans la présente notice annuelle, plus particulièrement les facteurs de risque qui sont présentés à la rubrique « Facteurs de risque ». Étant donné que les résultats réels pourraient différer considérablement des résultats exprimés par les énoncés prospectifs faits par la Fiducie ou pour son compte, les épargnants sont priés de ne pas s'y fier indûment. De plus, ces énoncés prospectifs sont valides à la date à laquelle ils ont été faits uniquement, et la Fiducie ne s'engage aucunement à les mettre à jour pour tenir compte de nouveaux événements ou circonstances survenus après la date à laquelle ils ont été faits ou pour tenir compte d'événements imprévus, sauf si la loi, y compris les lois sur les valeurs mobilières applicables, l'y oblige. De nouveaux facteurs pourraient survenir, et la direction de la Société n'est pas en mesure de prévoir chacun d'eux ni d'évaluer à l'avance l'incidence qu'ils auront sur la Fiducie et la mesure dans laquelle un ou plusieurs de ces facteurs pourraient faire en sorte que les résultats réels diffèrent considérablement des résultats exprimés dans les énoncés prospectifs.

DIVULGATION SUPPLÉMENTAIRE

Les espèces à distribuer, les espèces distribuables et le taux de rendement en termes d'encaisse ne sont pas reconnus par les principes comptables généralement reconnus. La direction estime qu'en plus du bénéfice net et du bénéfice net par part de fiducie, les espèces à distribuer et les espèces distribuables sont des mesures supplémentaires utiles, étant donné qu'elles donnent aux épargnants des renseignements sur les espèces distribuables. Le taux de rendement en termes d'encaisse est une autre mesure utile qui est largement utilisée, car il donne aux épargnants des renseignements sur les espèces effectivement distribuées par rapport au cours de négociation. Les épargnants sont prévenus que les espèces à distribuer, les espèces distribuables et le taux de rendement en termes d'encaisse ne devraient pas être interprétés comme une mesure de rechange au bénéfice net établi selon les principes comptables généralement reconnus du Canada. **Les épargnants sont également prévenus que le taux de rendement en termes d'encaisse constitue à la fois un remboursement du placement initial des épargnants et le rendement du placement initial des épargnants et qu'il n'est pas comparable au rendement traditionnel sur les titres d'emprunt à l'égard desquels les épargnants ont droit au remboursement intégral du capital de la dette à l'échéance en plus du rendement du capital investi qu'ils touchent au moyen des versements d'intérêts.**

GLOSSAIRE

Dans la présente notice annuelle, sauf indication contraire, les termes suivants ont le sens qui leur est donné ci-après :

« **acte de fiducie** » désigne l'acte de fiducie modifié et mis à jour daté du 27 septembre 2002 conclu entre le fiduciaire et la Société, en sa version modifiée au moyen d'actes de fiducie complémentaires.

« **amodiation** » désigne une convention aux termes de laquelle un tiers convient d'assumer la totalité ou une partie des frais de forage de puits d'une ou de plusieurs propriétés en vue d'acquérir une participation dans celles-ci, une filiale en exploitation conservant un intérêt résiduel dans les propriétés en question.

« **BCAA** » désigne la *Business Corporations Act* (Alberta), en sa version modifiée, y compris le règlement y afférent.

« **billets** » désigne, collectivement, les billets à ordre que la Société peut émettre en série conformément à un acte relatif aux billets, qui seront remboursés en contrepartie d'une partie de la PBN, dont la juste valeur marchande correspond au capital en question et qui sont assujettis aux modalités suivantes :

a) les billets ne sont pas garantis et portent intérêt au taux annuel de 6 % payable mensuellement à terme échu le 20e jour du mois suivant;

b) les billets sont subordonnés à toutes les dettes prioritaires, ce qui comprend toutes les dettes relatives aux sommes empruntées ou dues dans le cadre de l'achat de propriétés en cas de défaut de paiement de ces dettes prioritaires, et à tous les comptes fournisseurs de la Société ou d'une filiale de celle-ci ou de la Fiducie dans le cadre de procédures intentées par un créancier, par exemple en cas de faillite, de liquidation ou d'insolvabilité;

c) sous réserve de leur remboursement par anticipation, les billets sont exigibles au 15e anniversaire de la date à laquelle ils ont été émis;

d) le capital global des billets ne doit pas excéder 500 M$;

e) les billets sont assujettis aux autres modalités, habituellement stipulées dans les actes relatifs aux billets à ordre de ce type, qui sont approuvées par le conseil de Harvest.

« **billets de financement provisoire** » désigne, collectivement, les billets de financement provisoire conclus le 29 septembre 2003 entre la Fiducie et chacun des prêteurs du financement provisoire, qui prévoient que des avances pouvant aller jusqu'à 30 M$ peuvent être consenties à la Fiducie afin de faciliter le remboursement intégral de la facilité bancaire préalable et le paiement de l'obligation différée de versement du prix d'achat résultant de l'acquisition des propriétés Carlyle.

« **billets de financement provisoire par capitaux propres** » désigne, collectivement, les billets de financement provisoire par capitaux propres datés du 28 juillet 2003 et modifiés le 29 septembre 2003, conclus entre la Fiducie et chacun des prêteurs du financement provisoire, qui prévoient que des avances pouvant aller jusqu'à 40 M$ peuvent être consenties à la Fiducie afin de faciliter le remboursement intégral de la facilité bancaire préalable et le paiement de l'obligation différée de versement du prix d'achat résultant de l'opération visant les propriétés Carlyle.

« **bons de souscription spéciaux** » désigne les bons de souscription de parts de fiducie spéciaux vendus aux membres du syndicat de prise ferme le 4 février 2003, qui ont été échangés contre des parts de fiducie au moment de leur exercice réputé le 7 mars 2003.

« **Caribou** » désigne Caribou Capital Corp.

« **CIAR** » désigne le crédit d'impôt de l'Alberta au titre des redevances, programme du gouvernement provincial de l'Alberta prévoyant l'octroi, dans certaines circonstances, de crédits d'impôt relatifs aux redevances sur la production de pétrole et de gaz naturel payables à la province d'Alberta.

« **conseil d'administration** » ou « **conseil de Harvest** » désigne le conseil d'administration de la Société.

« **convention d'administration** » désigne la convention datée du 27 septembre 2002 conclue entre le fiduciaire et la Société, aux termes de laquelle la Société fournit certains services d'administration et de consultation relativement à la Fiducie. Voir « Description de la Fiducie » et « Renseignements sur la Société ».

« **conventions de financement provisoire** » désigne, collectivement, les billets de financement provisoire et les billets de financement provisoire par capitaux propres.

« **convention de vente de redevances directes** » désigne une convention d'achat et de vente conclue entre la Fiducie et une filiale en exploitation prévoyant l'achat de redevances directes, par la Fiducie, à une filiale en exploitation.

« **convention relative à l'acquisition des propriétés Carlyle** » désigne la convention d'achat et de vente conclue entre le vendeur des propriétés Carlyle et la Société en date du 1er octobre 2003 relativement à l'achat des propriétés Carlyle.

« **conventions relatives à la PBN** » désigne, collectivement, la convention relative à la participation au bénéfice net modifiée et mise à jour datée du 27 septembre 2002, conclue entre la Société et la Fiducie, la convention de redevances conclue en date du 17 janvier 2003 entre WEI et Compagnie Trust BNY Canada et la convention relative à la participation au bénéfice net du 17 octobre 2003, conclue entre HST et la Fiducie, et « **convention relative à la PBN** » désigne l'une ou l'autre de ces conventions, selon le cas.

« **date de clôture des registres** » désigne le 31 décembre de chaque année suivant la date des présentes et le dernier jour de chaque mois civil ou toute autre date que le fiduciaire pourrait établir suivant la recommandation du conseil d'administration.

« **débentures du groupe de direction** » désigne les débentures de 990148 Alberta Ltd. antérieurement détenues par le groupe de direction. Voir « Facteurs de risque – Parts de fiducie appartenant au public et aux initiés ».

« **espèces à distribuer** » désigne, pour une période donnée, les espèces distribuables, déduction faite des sommes prélevées par la Fiducie et destinées au fonds de capital.

« **espèces distribuables** » désigne, pour une période donnée, toutes les sommes que la Fiducie pourrait distribuer, pendant la période applicable, aux porteurs de parts de fiducie avant d'effectuer les prélèvements destinés au fonds de capital. Voir « Description de la Fiducie – Espèces distribuables ».

« **facilité bancaire actuelle** » désigne la facilité de crédit consentie par le prêteur de la facilité bancaire actuelle qui est décrite à la rubrique « Renseignements sur la Société – Emprunts de la Société ».

« **facilité bancaire préalable** » désigne la facilité de crédit consentie à la Société par le prêteur de la facilité bancaire préalable, qui a été remboursée intégralement le 30 septembre 2003.

« **facilité bancaire provisoire** » désigne la facilité de crédit provisoire consentie par le prêteur de la facilité bancaire provisoire, qui est décrite à la rubrique « Renseignements sur la Société – Emprunts de la Société » et qui a été remplacée par la facilité bancaire actuelle.

« **FBCPG** » désigne les frais à l'égard de biens canadiens relatifs au pétrole et au gaz, au sens de la Loi de l'impôt.

« **fiduciaire** » désigne Valiant Trust Company, ou son successeur à titre de fiduciaire de la Fiducie.

« **Fiducie** » ou « **Harvest** » désigne Harvest Energy Trust.

« **filiales en exploitation** » désigne, collectivement, la Société, HST et WEI, chacune étant une filiale en propriété exclusive de la Fiducie, et « **filiale en exploitation** » désigne soit la Société, soit HST, soit WEI, selon le cas.

« **fonds de la Fiducie** » désigne, à quelque moment que ce soit, l'un ou l'autre des sommes, des biens et des éléments d'actif suivants que le fiduciaire détient, à ce moment-là, pour le compte de la Fiducie aux fins de celle-ci aux termes de l'acte de fiducie :

a) la somme versée en règlement de la Fiducie;

b) tous les fonds réalisés au moment de l'émission des parts de fiducie;

c) les placements autorisés dans lesquels des fonds peuvent être placés;

d) tous les droits sur le revenu réalisé conformément à la convention relative à la PBN conclue avec la Société, y compris la PBN applicable;

e) tous les droits sur le revenu réalisé conformément à une convention de vente de redevances directes;

f) les placements subséquents;

g) le produit de l'aliénation de l'un ou l'autre des biens susmentionnés, y compris les redevances directes;

h) les revenus, l'intérêt, les profits, les gains et la plus-value, ainsi que les éléments d'actif, droits et avantages additionnels de quelque nature que ce soit, découlant directement ou indirectement des biens ou du produit de l'aliénation susmentionnés.

« **fonds de capital** » désigne le montant cumulatif des fonds que la Fiducie prélève sur les espèces distribuables afin de financer les acquisitions futures et la mise en valeur de propriétés. Voir « Description de la Fiducie – Fonds de capital ».

« **fonds de réserve** » désigne le montant cumulatif des revenus de production et des autres revenus que les filiales en exploitation ont le droit de conserver, aux termes des conventions relatives à la PBN, dans le but d'assurer le règlement des frais de production dont elles estiment qu'ils pourraient être exigibles au cours du semestre suivant et qu'elles ne pourraient peut-être pas régler au moment opportun en raison d'une insuffisance éventuelle des revenus de production. Voir « Description de la Fiducie – La PBN et les redevances directes – Fonds de réserve ».

« **groupe de direction** » désigne les administrateurs et les membres de la direction de la Société et les membres de leurs familles, leurs amis proches et leurs collaborateurs qui étaient propriétaires des débentures du groupe de direction. Voir « Facteurs de risque – Parts de fiducie appartenant au public et aux initiés ».

« **HST** » désigne Harvest Sask Energy Trust, fiducie établie en vertu des lois de la province d'Alberta, détenue en propriété exclusive par la Fiducie.

« **indice de durée des réserves** » ou « **IDR** » désigne le chiffre obtenu en divisant la quantité de réserves établies au 1er janvier 2003 par la production annualisée de pétrole, de gaz naturel et de liquides de gaz naturel tirée de ces réserves en 2003, selon les projections énoncées dans le rapport McDaniel sur les propriétés Provost ou le rapport McDaniel sur les propriétés Carlyle, selon le cas.

« **intérêt économique direct** » désigne la participation indivise détenue par une partie dans un bail pétrolier, gazier ou minier octroyé par la Couronne ou un propriétaire minier franc, cette participation donnant à son porteur le droit « d'exploiter » la propriété (le bail) à des fins d'exploration, de mise en valeur, de production et de commercialisation des substances visées par le bail, à l'exclusion notamment des redevances, des redevances dérogatoires, des redevances dérogatoires brutes, des participations aux bénéfices nets ou des autres droits qui donnent droit à leur porteur à une partie de la production ou du produit tiré de la vente de la production, sans que lui soit octroyé le droit ou que lui incombe l'obligation correspondant « d'exploiter » la propriété.

« **jour ouvrable** » désigne tous les jours sauf le samedi, le dimanche ou les jours fériés dans la province d'Alberta ou les autres jours où les banques situées à Calgary, en Alberta, ne sont pas ouvertes.

« **Loi de l'impôt** » désigne la *Loi de l'impôt sur le revenu* (Canada) et le règlement y afférent.

« **loi sur les valeurs mobilières américaine** » désigne la *Securities Act of 1933* des États-Unis, en sa version modifiée.

« **McDaniel** » désigne McDaniel & Associates Consultants Ltd., ingénieurs spécialistes des gisements de pétrole et de gaz naturel indépendants de Calgary, en Alberta.

« **membre du groupe** » signifie, en ce qui a trait aux relations entre deux sociétés par actions, que l'une d'entre elles est contrôlée par l'autre ou que les deux sont contrôlées par la même personne et, à cette fin, une société par actions est réputée être contrôlée par la personne qui est propriétaire d'un nombre suffisant de ses actions comportant droit de vote, ou qui exerce de fait une emprise sur ces actions, autrement que par l'intermédiaire d'une garantie uniquement (soit directement en étant propriétaire d'actions de la société, soit indirectement en étant propriétaire d'actions d'une autre société ou autrement), pour élire la majorité de ses administrateurs.

« **NYMEX** » désigne la New York Mercantile Exchange.

« **obligation différée de versement du prix d'achat** » désigne, collectivement, l'obligation permanente qui incombe à la Fiducie, dans la mesure des fonds dont elle dispose, de verser aux filiales en exploitation une somme correspondant à 99 % du coût, y compris les sommes empruntées en vue de l'acquisition, des avoirs miniers canadiens acquis par une filiale en exploitation et du coût, y compris les sommes empruntées en vue du financement, de certaines dépenses en immobilisations stipulées relatives aux propriétés.

« **opération visant les propriétés Carlyle** » désigne l'acquisition des propriétés Carlyle par la Société conformément à la convention relative à l'acquisition des propriétés Carlyle.

« **participations dans les propriétés** » désigne les droits pétroliers et gaziers, les biens corporels et les participations diverses connexes dont les filiales en exploitation sont propriétaires véritables.

« **part de fiducie** » désigne une part de la Fiducie qui est créée, émise et attestée par un certificat aux termes de l'acte de fiducie, et qui est en circulation et donne à son porteur le droit d'en tirer les avantages qu'elle comporte.

« **PBN** » désigne, collectivement, la participation au bénéfice net que les filiales en exploitation doivent à la Fiducie aux termes des conventions relatives à la PBN.

« **personne** » désigne un particulier, une personne morale, une fiducie, un syndicat, un fonds de pension, un gouvernement ou un organisme gouvernemental.

« **placements autorisés** » désigne ce qui suit :

a) les prêts consentis à la Société;

b) les comptes portant intérêt de certaines institutions financières, y compris les banques à charte canadiennes et le fiduciaire;

c) les obligations émises ou garanties par le gouvernement du Canada ou d'une province canadienne ou un organisme ou un intermédiaire d'un tel gouvernement;

d) les dépôts à terme, les certificats de placement garanti, les certificats de dépôt ou les acceptations bancaires émis, garantis ou acceptés par une banque à charte ou une autre institution financière canadienne (y compris le fiduciaire et les membres de son groupe), dont les titres d'emprunt ou les dépôts à court terme ont obtenu au moins la cote A ou l'équivalent de Standard & Poor's Corporation, de Moody's Investors Service, Inc. ou de Dominion Bond Rating Service Limited;

e) le papier commercial ayant obtenu au moins la cote A ou l'équivalent de Dominion Bond Rating Service Limited;

f) les placements dans des personnes morales, des sociétés de personnes ou des fiducies exerçant des activités dans le secteur pétrolier ou gazier;

toutefois, un placement ne constitue pas un placement autorisé dans les cas suivants :

g) le placement ferait en sorte que le coût indiqué de tous les « biens étrangers » (au sens de la Loi de l'impôt) détenus par la Fiducie excède le plafond prescrit par le règlement 5000(1) du règlement afférent à la Loi de l'impôt;

h) le placement est un « titre de petite entreprise » au sens de la partie L1 du règlement afférent à la Loi de l'impôt;

i) le placement ferait en sorte que la Fiducie ne soit considérée ni comme une « fiducie d'investissement à participation unitaire » ni comme une « fiducie de fonds commun de placement » aux fins de la Loi de l'impôt.

« **placements subséquents** » désigne les placements que la Fiducie peut faire conformément à l'acte de fiducie, notamment les placements suivants :

a) effectuer les paiements à la Société conformément aux obligations différées de versement du prix d'achat prévues dans la convention relative à la PBN;

b) consentir des prêts à la Société relativement au fonds de capital;

c) détenir temporairement des espèces et des placements dans le but de régler les frais et de rembourser les dettes de la Fiducie, de faire d'autres placements de la manière envisagée au paragraphe 4.2 de l'acte de fiducie, de régler les sommes payables par la Fiducie dans le cadre du rachat des parts de fiducie et de verser des distributions aux porteurs de parts;

toutefois, un placement ne constituera pas un placement subséquent dans les cas suivants :

d) le placement ferait en sorte que le coût indiqué pour la Fiducie de tous les « biens étrangers » (au sens de la Loi de l'impôt) détenus par la Fiducie excède le plafond prescrit par le règlement 5000(1) du règlement afférent à la Loi de l'impôt;

e) le placement est un « titre de petite entreprise » au sens de la partie L1 du règlement afférent à la Loi de l'impôt;

f) le placement ferait en sorte que la Fiducie ne soit considérée ni comme une « fiducie d'investissement à participation unitaire » ni comme une « fiducie de fonds commun de placement » aux fins de la Loi de l'impôt.

« **porteurs de parts** » désigne les porteurs d'une ou de plusieurs parts de fiducie.

« **premier appel public à l'épargne** » désigne le placement initial de 3 750 000 parts de fiducie au prix de 8,00 $ chacune réalisé le 5 décembre 2002, qui a donné un produit brut de 30 000 000 $, y compris l'option d'attribution excédentaire octroyée aux preneurs fermes qui a permis à ces derniers d'acheter, au moment de la levée, 562 500 parts de fiducie supplémentaires au prix de 8,00 $ chacune, ce qui a donné un produit brut de 4 500 000 $.

« **prêteur de la facilité bancaire préalable** » désigne le consortium de prêteurs dont une banque américaine est l'un des prêteurs et l'agent administratif pour le compte de tous les prêteurs.

« **prêteur de la facilité bancaire actuelle** » désigne le consortium de prêteurs constitué de deux banques à charte canadiennes et de succursales du Alberta Treasury.

« **prêteur de la facilité bancaire provisoire** » désigne la banque à charte canadienne qui consent la facilité bancaire provisoire.

« **prêteurs du financement provisoire** » désigne, collectivement, Caribou et le président du conseil de la Société.

« **production** » désigne le pétrole, le gaz naturel et les liquides de gaz naturel produits attribués aux propriétés.

« **propriétés** » désigne les intérêts économiques directs, les droits de redevances ou les autres intérêts des filiales en exploitation dans des droits pétroliers et gaziers, des biens corporels et des participations diverses, y compris les propriétés qui pourraient être acquises par l'une ou l'autre des filiales en exploitation.

« **propriétés Carlyle** » désigne divers intérêts économiques directs, droits de redevances, droits sur les données sismiques tridimensionnelles exclusives et autres participations acquis dans le cadre de l'opération visant les propriétés Carlyle, qui est décrite à la rubrique « Acquisition des propriétés Carlyle ».

« **propriétés Provost** » désigne les propriétés en date de la présente notice annuelle, à l'exception des propriétés Carlyle.

« **quote-part** » désigne, à l'égard d'un porteur de parts, à quelque moment que ce soit, le chiffre qui correspond au produit obtenu en multipliant le nombre de parts de fiducie qui appartiennent au porteur de parts en question à ce moment-là par le quotient obtenu en divisant ce chiffre par le nombre total de parts de fiducie émises et en circulation à ce moment-là.

« **rapport McDaniel sur les propriétés Carlyle** » désigne l'évaluation technique indépendante des réserves liées aux propriétés Carlyle au 1er janvier 2003, datée du 30 septembre 2003, que McDaniel a dressée pour le compte de la Société d'après les hypothèses de la constance des prix des coûts et les hypothèses de la hausse des prix et des coûts du 1er mai 2003.

« **rapport McDaniel sur les propriétés Provost** » désigne, collectivement, les évaluations techniques indépendantes des réserves liées aux propriétés Provost et aux redevances directes au 1er janvier 2003, datées du 5 août 2003, que McDaniel a dressées pour le compte de la Société d'après les hypothèses de la constance des prix et des coûts et les hypothèses de la hausse des prix et des coûts du 1er mai 2003.

« **rapport Seaton-Jordan sur les propriétés Carlyle** » désigne l'évaluation indépendante datée du 1er octobre 2003, faite en date du 1er juillet 2003, des terrains inexploités liés aux propriétés Carlyle.

« **rapport Seaton-Jordan sur les propriétés Provost** » désigne l'évaluation indépendante datée du 8 août 2003, faite en date du 1er juillet 2003, des terrains inexploités liés aux propriétés Provost.

« **redevances directes** » désigne les droits de redevance sur des droits pétroliers et gaziers acquis par la Fiducie aux termes d'une convention de vente de redevances directes.

« **régime d'achat de parts incitatif** » désigne le régime d'achat de parts incitatif de la Fiducie qui est décrit à la rubrique « Régime d'achat de parts incitatif ».

« **régime de réinvestissement** » désigne le régime de réinvestissement des distributions et d'achat facultatif de parts de la Fiducie.

« **réserves brutes** » désigne, collectivement, la participation que les filiales en exploitation ont ou doivent acquérir dans les réserves, sans tenir compte des droits de redevances.

« **réserves établies** » désigne la somme de la totalité des réserves prouvées et de 50 % des réserves probables.

« **réserves prouvées** », « **réserves probables** », « **réserves productives** », « **réserves non productives** », « **réserves nettes** », « **réserves inexploitées** » et « **total des réserves prouvées** » ont le sens qui leur est attribué aux rubriques « Réserves de pétrole et de gaz naturel attribuables aux propriétés Provost et aux redevances directes » et « Acquisition des propriétés Carlyle – Réserves de pétrole et de gaz naturel », selon le cas.

« **résolution ordinaire** » désigne une résolution approuvée, à une assemblée des porteurs de parts, par plus de 50 % des voix exprimées par les porteurs de parts qui y assistent ou y sont représentés par procuration, ou pour le compte de ceux-ci.

« **résolution spéciale** » désigne une résolution présentée en vue d'être adoptée en tant que résolution spéciale à une assemblée des porteurs de parts (y compris la reprise d'une assemblée en cas d'ajournement) dûment convoquée à cette fin et tenue conformément aux dispositions de l'acte de fiducie, à laquelle assistent, ou sont représentés par procuration, au moins deux porteurs d'au moins 10 % du nombre total de parts de fiducie alors en circulation, et adoptée au moyen du vote affirmatif des porteurs d'au moins 66 2/3 % des parts de fiducie représentés à l'assemblée qui ont pris part au scrutin.

« **Seaton-Jordan** » désigne Seaton-Jordan & Associates Ltd., évaluateurs de terrains indépendants de Calgary, en Alberta.

« **Société** » désigne Harvest Operations Corp., filiale en propriété exclusive de la Fiducie, et ses filiales en propriété exclusive.

« **terrains inexploités** » désigne les terrains compris dans les propriétés Provost ou les propriétés Carlyle dont le potentiel au chapitre des réserves prouvées ou des réserves probables n'a pu être confirmé par l'exécution de travaux de mise en valeur ou d'exploration régionaux à la date d'effet du rapport McDaniel sur les propriétés Provost ou du rapport McDaniel sur les propriétés Carlyle, respectivement.

« **TSX** » désigne la Bourse de Toronto.

« **valeur des réserves** » désigne, en ce qui a trait à une propriété pétrolifère et gazéifère, à quelque moment que ce soit, la valeur actualisée de la totalité des rentrées de fonds avant impôt estimatives, déduction faite des dépenses en immobilisations, provenant des réserves établies indiquées dans le rapport McDaniel sur les propriétés Provost ou le rapport McDaniel sur les propriétés Carlyle relativement à la propriété en question, actualisée à 10 % et fondée sur les hypothèses de la hausse des prix et des coûts (point de référence commun du secteur pétrolier et gazier).

« **vendeur des propriétés Carlyle** » désigne une grande société de personnes du secteur pétrolier et gazier.

« **vendeurs des propriétés Provost** » désigne, collectivement, les vendeurs auprès desquels les filiales en exploitation ont acquis les propriétés Provost.

« **WEI** » désigne Westcastle Energy Inc., filiale en propriété exclusive de la Fiducie, société par actions constituée en vertu de la BCAA.

ABRÉVIATIONS

Pétrole et liquides de gaz naturel		**Gaz naturel**	
b	baril(s)	kpi^3	millier de pieds cubes
kb	millier de barils	Mpi^3	million de pieds cubes
b/j	barils par jour	Gpi^3	milliard de pieds cubes
Mb	million de barils	kpi^3/j	millier de pieds cubes par jour
LGN	liquides de gaz naturel	Mpi^3/j	million de pieds cubes par jour
		MBtu	million d'unités thermales britanniques

Autres

AECO	désigne les installations de stockage de gaz naturel de EnCana Corporation qui sont situées à Suffield, en Alberta.
bep	désigne des barils équivalents de pétrole, obtenus au moyen d'un facteur de conversion de 6 kpi^3 de gaz naturel équivalant à 1 b de pétrole, sauf indication contraire. Le facteur de conversion utilisé pour convertir le gaz naturel en équivalent de pétrole n'est pas nécessairement fondé sur les équivalents énergétiques ou de prix à ce moment-là.
bep/j	désigne des barils équivalents de pétrole par jour.
kbep	désigne un millier de barils équivalents de pétrole.
Mbep	désigne un million de barils équivalents de pétrole.
PIEP	désigne le pétrole initial en place.
WTI	désigne West Texas Intermediate, prix de référence payé en dollars américains à Cushing, en Oklahoma, pour le pétrole brut standard.
°API	désigne la mesure de densité des produits pétroliers liquides découlant d'une densité spécifique.
MW	désigne des mégawatts d'énergie électrique.
Darcy	désigne la mesure de la perméabilité (c'est-à-dire, la facilité avec laquelle un seul fluide circule à travers un milieu poreux en fonction d'un gradient de pression).
porosité	désigne la mesure de la fraction d'espace poral d'un réservoir.

CONVERSION

Le tableau suivant présente certaines mesures de conversion standard des unités de mesure britannique en unités de mesure du système international (ou unités métriques).

Pour convertir des	En	Multiplier par
kpi^3	mètres cubes	28,174
mètres cubes	pieds cubes	35,494
b	mètres cubes	0,159
pieds	mètres	0,305
mètres	pieds	3,281
milles	kilomètres	1,609
kilomètres	milles	0,621
acres	hectares	0,405
hectares	acres	2,471

SAUF INDICATION CONTRAIRE, TOUTES LES SOMMES INDIQUÉES DANS LA PRÉSENTE NOTICE ANNUELLE SONT EXPRIMÉES EN DOLLARS CANADIENS.

HARVEST ENERGY TRUST

Introduction

La Fiducie est une fiducie de placement à capital variable sans personnalité morale établie en vertu des lois de la province d'Alberta et créée conformément à l'acte de fiducie. Le siège social et établissement principal de la Fiducie est situé au 330, 5th Avenue S.W., bureau 1900, Calgary (Alberta) T2P 0L4. Bien que les filiales en exploitation versent à la Fiducie le revenu provenant de la PBN, toutes les activités pétrolières et gazières de la Fiducie sont exercées par l'entremise de la Société et la Fiducie est gérée uniquement par celle-ci, conformément à l'acte de fiducie et à la convention d'administration.

Structure de la Fiducie

L'organigramme suivant présente la structure de la Fiducie ainsi que le flux des espèces tirées des propriétés aux filiales en exploitation, à la Fiducie et, en bout de ligne, aux porteurs de parts :


Porteurs de parts
Espèces à distribuer
Billets de financement provisoire par capitaux propres
Harvest Energy Trust
Fonds de capital(6)
Versements au fonds de capital
Revenu provenant de la PBN(5)
Redevances directes(4)
Facilités bancaires
Service de la dette
Filiales en exploitation(1)(2)
Avances de crédit
Revenu net tiré de la vente de 99 % de la production
Fonds de remise en état
Fonds de réserve
Propriétés(3)

Notes

(1) Les filiales en exploitation, qui sont des filiales en propriété exclusive de la Fiducie, sont Harvest Operations Corp. et Westcastle Energy Inc.

(2) Bien que la Fiducie reçoive le revenu provenant de la PBN de chacune des filiales en exploitation, toutes les activités de la Fiducie sont exercées par l'entremise de la Société, qui en assure la gestion.

(3) Les filiales en exploitation sont propriétaires des propriétés.

(4) En plus de la PBN, la Fiducie détient diverses redevances directes.

(5) Conformément aux conventions relatives à la PBN, la Fiducie touche régulièrement des versements mensuels. Voir « Description de la Fiducie – La PBN et les redevances directes ».

(6) La Fiducie peut conserver jusqu'à 50 % des espèces distribuables dans son fonds de capital en vue de financer les acquisitions futures et la mise en valeur des propriétés.

Évolution générale de l'entreprise

Le texte qui suit est une description de l'évolution générale de l'entreprise de la Fiducie.

La Société a été constituée le 14 mai 2002 pour exercer des activités d'acquisition, de mise en valeur et de production de pétrole et de gaz naturel. Le conseil d'administration a alors examiné ses possibilités stratégiques et a décidé, d'après cet examen, que la formation d'une fiducie de redevances du secteur énergétique représentait la meilleure structure. Le 10 juillet 2002, la Fiducie a été formée conformément à l'acte de fiducie. À la même date, la Société et la Fiducie ont conclu une convention relative à la participation au bénéfice net, en sa version modifiée et mise à jour le 27 septembre 2002, aux termes de laquelle la Société a octroyé à la Fiducie le droit de toucher le revenu provenant de la participation au bénéfice net qui est tiré des propriétés détenues par la Société. Conformément à cette convention relative à la PBN, la Fiducie a versé à la Société 12,6 M$ au moyen du produit d'un crédit-relais que Caribou lui avait consenti. Voir « Description de la Fiducie – La PBN et les redevances directes ».

Le 10 juillet 2002, la Société a acquis certaines redevances directes et propriétés d'un important producteur de pétrole et de gaz naturel moyennant un prix d'achat global de 26,1 M$. L'acquisition visait un droit de redevance dérogatoire de 7,10688 % sur la concession de gaz Choice Viking n° 1 et un intérêt économique direct d'environ 99 % dans des propriétés productrices de pétrole et de gaz naturel faisant l'objet d'une exploitation concertée et non concertée. Avec prise d'effet le 1er août 2002, McDaniel a attribué à ces propriétés des réserves établies de 4 573 kbep, sans déduire les redevances. Ces propriétés sont situées dans une zone relativement petite, dans les rangs 3 à 12 W4M des cantons 39 à 43, dans le centre-est de l'Alberta. Elles comprennent des intérêts dans les grands champs pétrolifères Thompson Lake, David North, Bellshill Lake et Metiskow, qui sont tous décrits de façon plus détaillée ci-après. Le prix d'achat a été financé au moyen d'une avance prélevée sur les facilités de crédit de la Société et, indirectement, au moyen d'un crédit-relais que Caribou a consenti à la Fiducie. Après la réalisation de l'acquisition, la Société a vendu à la Fiducie les redevances directes qu'elle avait acquises dans le cadre de celle-ci.

Le 1er août 2002, la Société a conclu une convention d'achat et de vente avec un important producteur pétrolier et gazier en vue de l'achat de certaines redevances directes et propriétés avec prise d'effet le 1er juin 2002 moyennant un prix d'achat global de 71,8 M$. La Société a réalisé l'acquisition le 15 novembre 2002. L'acquisition visait un droit de redevance directe et une participation dans des propriétés productrices de pétrole et de gaz naturel situées dans le centre-est de l'Alberta. Le droit de redevance directe se composait d'un droit de redevance dérogatoire brut mineur visant le quart d'une section de terrain de la zone Hayter. Les propriétés productrices de pétrole et de gaz naturel étaient constituées des champs principaux Hayter et West Provost, qui sont tous deux exploités par la Société. Avec prise d'effet le 1er août 2002, McDaniel a attribué à ces propriétés des réserves établies de 8 155 kbep, sans déduire les redevances. Le prix d'achat a été financé au moyen d'une avance prélevée sur les facilités de crédit de la Société et, indirectement, au moyen d'un crédit-relais que Caribou a consenti à la Fiducie. Après la réalisation de l'acquisition, la Société a vendu à la Fiducie le droit de redevance directe qu'elle avait acquis dans le cadre de celle-ci.

Le 5 décembre 2002, la Fiducie a réalisé le premier appel public à l'épargne, qui a entraîné l'émission de 3 750 000 parts de fiducie et lui a permis de réunir un produit brut global de 30,0 M$. Du produit net du premier appel public à l'épargne, une tranche d'environ 22,9 M$ a été affectée au remboursement des crédits-relais que Caribou avait consentis à la Fiducie (y compris l'intérêt couru) et une tranche d'environ 5,4 M$ a été affectée au remboursement partiel de la dette bancaire. Le solde a été affecté aux fins générales du fonds de roulement.

Le 17 décembre 2002, la Fiducie a émis 562 500 parts de fiducie à FirstEnergy Capital Corp. et à Haywood Securities Inc. au moment de la levée d'une option d'attribution excédentaire qui leur avait été octroyée dans le cadre du premier appel public à l'épargne. Le produit net tiré de la vente de ces parts de fiducie, soit 4,2 M$, a été affecté au remboursement partiel de la dette bancaire. Ces sommes font partie du produit brut global tiré du premier appel public à l'épargne dont il est question ci-dessus.

Le 4 février 2003, la Fiducie a vendu 1 500 000 bons de souscription de parts de fiducie spéciaux (les « bons de souscription spéciaux ») à un syndicat de prise ferme au prix de 10,00 $ chacun, à raison d'un produit net de 13,7 M$. Chaque bon de souscription spécial donnait à son porteur le droit d'obtenir, au moment de l'exercice ou de l'exercice réputé de celui-ci, une part de fiducie sans contrepartie supplémentaire. Le 7 mars 2003, le

prospectus (définitif) de la Fiducie assurant l'admissibilité du placement des parts de fiducie pouvant être émises au moment de l'exercice des bons de souscription spéciaux a été visé et, à la même date, la Fiducie a émis 1 500 000 parts de fiducie au moment de l'exercice réputé des bons de souscription spéciaux. Le produit net a été affecté au remboursement partiel de la dette bancaire et au fonds de roulement.

En avril et en mai 2003, la Société a procédé à la clôture de l'acquisition de diverses participations dans deux propriétés situées dans la zone Killarney, en Alberta. Les propriétés, situées dans le rang 1 W4M du canton 41, ont été acquises de deux importants producteurs de pétrole et de gaz naturel moyennant 13,2 M$ et l'émission de 200 000 parts de fiducie, respectivement. La partie en espèces du prix d'acquisition a été financée grâce aux facilités de crédit de la Société. L'acquisition comprenait une participation dans deux installations pétrolières. Les propriétés acquises dans le champ Killarney sont exploitées par la Société. Le rapport McDaniel sur les propriétés Provost a attribué à la participation de la Société dans cette zone des réserves établies de 2 177 kbep, sans déduire les redevances.

Le 27 juin 2003, la Fiducie a réalisé l'acquisition de la totalité des actions ordinaires de WEI et d'une PBN dans certaines propriétés productrices de pétrole et de gaz naturel détenues par celle-ci moyennant une contrepartie totalisant environ 10,1 M$ (composée de l'émission de 625 000 parts de fiducie, d'une somme de 3 M$ en espèces et d'un billet à ordre non garanti de 850 000 $), qui comportait également la prise en charge d'une dette bancaire de 2,8 M$ et d'un fonds de roulement déficitaire de 2,3 M$. Les propriétés productrices de pétrole et de gaz naturel acquises se composent d'intérêts économiques directs variant de 20 % à 100 % dans les champs Amisk, Czar et Killarney, qui sont tous exploités par la Société. Le rapport McDaniel sur les propriétés Provost a attribué aux propriétés acquises des réserves établies de 1 454 kbep, sans déduire les redevances. L'opération a pris effet le 5 février 2003.

À l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie tenue le 12 juin 2003 (l'« assemblée des porteurs de parts de 2003 »), les porteurs de parts ont approuvé des résolutions relatives à chacune des questions énoncées ci-après :

- la modification de l'acte de fiducie en vue d'autoriser la création d'un nombre illimité de parts spéciales à droit de vote (les « parts spéciales à droit de vote »). Chaque part spéciale à droit de vote confère à son porteur le droit d'exercer aux assemblées des porteurs de parts le nombre de voix prescrit par le conseil d'administration de la Société dans la résolution autorisant l'émission des parts spéciales à droit de vote en question;

- la modification de l'acte de fiducie en vue de donner à la Société (par l'intermédiaire de son conseil d'administration) le pouvoir et la responsabilité exprès de régler toutes les questions ayant trait aux modalités de la convention relative à la PBN et les autres contrats importants de la Fiducie (sauf indication contraire dans l'acte de fiducie), y compris les modifications qui y sont apportées;

- la modification de l'acte de fiducie en vue de clarifier et de préciser la responsabilité déléguée antérieurement à la Société relativement aux questions ayant trait à une émission ou à un placement de parts de fiducie, de droits, de bons de souscription ou d'autres titres visant l'achat de parts de fiducie, pouvant être convertis en parts de fiducie ou échangeables contre celles-ci;

- l'autorisation d'une modification des statuts de la Société visant la création d'une nouvelle catégorie d'actions ordinaires sans droit de vote pouvant être émises en série (les « actions sans droit de vote »). Sauf pour ce qui est du droit d'être convoqués et d'assister aux assemblées des actionnaires de la Société, les porteurs d'actions sans droit de vote auront les mêmes droits que les porteurs d'actions ordinaires de la Société;

- l'augmentation de 246 000 du nombre de parts de fiducie pouvant être réservées à des fins d'émission aux termes du régime d'achat de parts incitatif, pour que ce nombre passe de 875 000 à un nombre maximal cumulatif de 1 121 000;

- l'approbation de l'émission, par la Fiducie, dans le cadre d'un ou de plusieurs placements privés, pendant la période de 12 mois débutant le 12 juin 2003, d'un nombre maximal de 11 210 957 parts de fiducie, sous réserve de certaines restrictions.

La circulaire d'information de la Fiducie datée du 30 avril 2003 relative à l'assemblée des porteurs de parts de 2003 comporte de plus amples renseignements sur les résolutions décrites ci-dessus qui y ont été approuvées.

Le 29 juillet 2003, la Société a conclu une convention d'achat de participations dans la société en commandite du Nouveau-Brunswick qui détenait les propriétés Carlyle. Le 29 septembre 2003, la Société a conclu une convention aux termes de laquelle elle a cédé au vendeur des propriétés Carlyle ses participations, qui faisaient l'objet de la convention du 29 juillet 2003 dont il est fait état ci-dessus, et aux termes de laquelle la quasi-totalité des propriétés Carlyle lui seraient transférées. Le 1er octobre 2003, la Société a conclu, avec le vendeur des propriétés Carlyle, la convention relative à l'acquisition des propriétés Carlyle, en vue de l'achat de la quasi-totalité des propriétés Carlyle avec prise d'effet le 1er octobre 2003 en contrepartie d'une somme totalisant environ 80 M$, sans tenir compte des rajustements et des frais d'opération. La clôture de l'acquisition des propriétés Carlyle a eu lieu le 16 octobre 2003. Voir « Acquisition des propriétés Carlyle ».

Le 28 juillet 2003, la Fiducie a conclu les billets de financement provisoire par capitaux propres afin de financer le paiement de l'obligation différée de versement du prix d'achat résultant de l'opération visant les propriétés Carlyle. Le 29 juillet 2003, une avance de 11 M$ a été consentie à la Fiducie aux termes des billets de financement provisoire par capitaux propres afin de financer le dépôt relatif à l'acquisition des propriétés Carlyle. Le 29 septembre 2003, la Fiducie a modifié les billets de financement provisoire par capitaux propres afin de permettre que les avances consenties soient affectées au remboursement intégral de la facilité bancaire préalable et a signé les billets de financement provisoire. Le 29 septembre 2003, la Fiducie a prélevé d'autres avances sur les billets de financement provisoire par capitaux propres et les billets de financement provisoire, de 22,5 M$ et de 25,0 M$, respectivement. Ces avances ont été consenties à la Société par la Fiducie le 30 septembre 2003 et ont été affectées au remboursement partiel de la somme d'environ 48,1 M$ qui était exigible aux termes de la facilité bancaire préalable. Le 1er octobre 2003, la Fiducie a effectué des versements d'intérêt s'élevant à environ 219 000 $ aux termes des conventions de financement provisoire. En outre, le 1er octobre 2003, le dépôt de 11 M$ relatif à l'opération visant les propriétés Carlyle a été remboursé et la Fiducie a utilisé cette somme pour rembourser 11 M$ correspondant au capital de l'avance préalable consentie sur les billets de financement provisoire. Voir « Description de la Fiducie – Emprunts de la Fiducie ».

Le 1er octobre 2003, la Société a conclu une convention avec le prêteur de la facilité bancaire provisoire en vue d'obtenir une facilité bancaire provisoire de 15 M$ devant être affectée au remboursement intégral de la facilité de crédit de WEI et au financement du fonds de roulement. Le 3 octobre 2003, la Société a remboursé une tranche d'environ 3,8 M$ des sommes empruntées sur la facilité de crédit de WEI, y compris l'intérêt couru. Au moment de la clôture de l'opération visant les propriétés Carlyle le 16 octobre 2003, la facilité bancaire provisoire a été remboursée et remplacée par la facilité bancaire actuelle. Voir « Renseignements sur la Société – Emprunts de la Société ».

Acquisitions et aliénations importantes

À l'exception de ce qui est décrit aux rubriques « – Évolution générale de l'entreprise » et « Acquisition des propriétés Carlyle », la Fiducie n'a procédé à aucune acquisition ou aliénation importante au cours de son dernier exercice terminé ou depuis la fin de celui-ci, et aucune acquisition probable importante n'a été envisagée pendant ces périodes.

Tendances

Un certain nombre de tendances marquant le secteur pétrolier et gazier semblent préfigurer le proche avenir du secteur. La première tendance est la phase de regroupement que traverse l'industrie. Les sociétés de toute taille ont été touchées, qu'il s'agisse des petites entreprises émergentes ou des grandes sociétés intégrées bien établies. Bien que cette tendance ne soit pas nouvelle dans le secteur, le rythme des regroupements réalisés au cours des 30 derniers mois est unique, tout comme la nature des sociétés mises en cause. Ces sociétés comprennent des petites

et moyennes entreprises traditionnelles ainsi qu'un bon nombre de grandes sociétés bien établies. Les acquéreurs les plus actifs ont été les fiducies de redevance et les grandes sociétés indépendantes établies aux États-Unis ainsi qu'un grand producteur pétrolier et gazier canadien, ce qui amorce une nouvelle tendance.

Une autre tendance a été la conversion des petites et moyennes sociétés d'exploration et de production en fiducies de redevance. Ces nouvelles fiducies ont pris part activement au mouvement de regroupement au sein du secteur, avivant par le fait même la concurrence parmi les fiducies déjà existantes.

Si l'on tient compte de la conversion de plusieurs sociétés d'exploration et de production en fiducies qui a été annoncée récemment, environ la moitié des 30 plus grands émetteurs du secteur pétrolier et gazier inscrits à la TSX sont désormais des fiducies. La diminution de la production annuelle des fiducies entretiendra vraisemblablement la vive concurrence que suscitent les sociétés pétrolières et gazières et les propriétés pétrolifères et gazéifères. Cette concurrence accrue au sein du secteur des fiducies de même que l'influence des sociétés établies aux États-Unis ont rehaussé les paramètres d'évaluation utilisés dans le cadre des acquisitions de sociétés et d'éléments d'actif. Ces fiducies, qui peuvent remplacer leur production grâce au forage de mise en valeur interne, devraient être avantagées par rapport à celles qui doivent réaliser des acquisitions pour ce faire.

Les regroupements ont eu pour conséquence directe la rationalisation de l'actif des acquéreurs. Il existe donc actuellement d'excellentes occasions d'affaires au chapitre de l'acquisition d'éléments d'actif. La Fiducie prévoit que cette tendance à l'aliénation d'éléments d'actif se poursuivra, ce qui lui procurera de nouvelles possibilités d'acquisitions.

Une autre tendance est la volatilité constante du prix du pétrole et du gaz naturel, le prix des marchandises ayant une grande incidence sur les budgets de dépenses en immobilisations des sociétés pétrolières et gazières. Conséquence du resserrement de l'équilibre entre l'offre et la demande pour le gaz naturel et le pétrole brut, le prix des marchandises s'accroît et les activités de forage augmentent parallèlement à l'augmentation des dépenses en immobilisations engagées par les sociétés pétrolières et gazières. À l'opposé, la baisse du prix des marchandises entraîne la réduction des budgets de dépenses en immobilisations et des activités de forage. En période de resserrement des marchés, comme c'est le cas actuellement pour la Fiducie, l'offre qui résulte de l'évolution des activités de forage influe énormément sur les prix. En outre, le prix du pétrole a augmenté en raison de l'accroissement de la demande qui découle de la reprise de l'économie mondiale, ce qui a été soutenu par la réduction de production de l'OPEP et l'instabilité politique qui règne au Moyen-Orient. La volatilité des prix devrait continuer de caractériser le secteur pétrolier et gazier.

Le cours du change du dollar canadien par rapport au dollar américain influe également sur le prix des marchandises obtenu par les producteurs canadiens, étant donné que le prix du pétrole et du gaz naturel est fixé en dollars américains. Le raffermissement qu'a connu récemment le dollar canadien a eu et continuera d'avoir une incidence défavorable sur les revenus tirés de la production pétrolière et gazière au Canada.

DESCRIPTION DES PROPRIÉTÉS PROVOST

Le portefeuille des propriétés Provost clés des filiales en exploitation est décrit ci-après. Bien que la Fiducie reçoive le revenu provenant de la PBN de chacune des filiales en exploitation, toutes les activités pétrolières et gazières de la Fiducie sont exercées par la Société, qui en assure la gestion.

De manière générale, les propriétés Provost comportent de vastes gisements de pétrole qui bénéficient de la pression active générée par la nappe aquifère régionale sous-jacente. En général, les propriétés ont un taux d'épuisement prévisible, leurs frais de production et le prix du pétrole étant des éléments clés permettant d'établir les limites économiques de la production. La Société participe activement aux efforts de compression des coûts, d'optimisation de la production et de remplacement des réserves dans le but d'accroître les réserves en prolongeant la durée économique des propriétés productives au delà des limites indiquées dans le rapport McDaniel sur les propriétés Provost et en mettant en valeur les nouvelles réserves prouvées que McDaniel n'a pas évaluées. En ce qui a trait aux propriétés Provost, la Société a conclu un certain nombre de swaps d'électricité afin de gérer une partie des risques inhérents à la volatilité du prix de l'électricité, qui compte pour une part importante des frais de production relatifs aux propriétés Provost.

Propriétés Provost principales

Le texte qui suit est une description des propriétés pétrolifères et gazéifères principales des filiales en exploitation qui constituent les propriétés Provost. Le terme « net », lorsqu'il est utilisé pour décrire la quote-part des filiales en exploitation dans la production, désigne la quote-part totale attribuable à l'intérêt économique direct des filiales en exploitation, sans déduire les redevances appartenant à des tiers. Les volumes des réserves sont indiqués, sans déduire les redevances, au 1er janvier 2003, selon l'hypothèse de la hausse des coûts et des prix, tels qu'ils ont été évalués dans le rapport McDaniel sur les propriétés Provost (voir la rubrique « Réserves de pétrole et de gaz naturel attribuables aux propriétés Provost et aux redevances directes »). Sauf indication contraire, les renseignements relatifs aux acres bruts et nets, au nombre de puits et à la production sont arrêtés au 30 septembre 2003. Sauf indication contraire, tous les renseignements énoncés ci-après sont nets pour les filiales en exploitation. Les données relatives au PIEP sont des valeurs publiées par le gouvernement de l'Alberta.

Hayter

La Société a un intérêt économique direct moyen de 93,1 % dans cette propriété dont elle est l'exploitante, qui produit environ 5 500 bep/j nets de pétrole à 15 °API provenant du gisement Dina « B » situé dans les sections 24, 25, 34 et 35-40-1 W4M. Le rapport McDaniel sur les propriétés Provost a attribué des réserves établies de 7 845 kbep à cette zone. Le gisement Hayter comprend 176 puits productifs bruts (167 puits nets). Le PIEP de la superficie attribuable à l'intérêt économique direct de la Société est estimé à 138 Mb de pétrole.

La production de liquides de Hayter est acheminée à l'une ou l'autre des deux installations centrales, situées à 8-35-40-1 W4M ou 1-34-40-1 W4M, dans lesquelles la Société a un intérêt économique direct de 95 % et qu'elle exploite. Les installations ont une capacité combinée d'environ 200 000 b/j de liquides. Le pétrole provenant de la zone Hayter est mélangé à du condensat et expédié de l'installation au terminal Hardisty par le pipeline Gibson Provost. Le gaz naturel dissous est conservé et utilisé comme combustible aux installations, le reste étant traité à l'usine Husky North Hansman située à 8-14-39-03 W4M. Les travaux futurs de mise en valeur de ce gisement comprendront d'autres forages intercalaires à des intervalles plus rapprochés, des extensions du gisement grâce au repérage de réserves contournées et la remise en production de puits existants au moyen de l'isolation des parties des puits horizontaux dont la production d'eau est élevée. Il est également possible de recourir à des méthodes de compression des coûts afin d'améliorer les revenus nets et la récupération ultime en employant des séparateurs d'eau libre inclinés et en augmentant la capacité d'élimination de l'eau. Les résultats initiaux de l'élimination de l'eau à basse pression sont encourageants en vue de la réduction constante des frais d'exploitation et l'augmentation continue des volumes d'élimination.

Thompson Lake

La Société exploite les propriétés Thompson Lake, à raison d'un intérêt économique direct d'environ 99 %. Ces propriétés produisent environ 1 380 bep/j de pétrole à 27 °API d'une teneur en eau de 99 % provenant du gisement Provost Glauconite « A » situé dans les rangs 10 et 11 W4M des cantons 40 et 41. Le rapport McDaniel sur les propriétés Provost a attribué à cette zone des réserves établies de 2 107 kbep. Le champ comporte 192 puits productifs bruts. Le PIEP de cette zone est estimé à 50 Mb de pétrole.

La production de liquides de Thompson Lake est acheminée à l'installation centrale située à 4-2-41-11 W4M, dans laquelle la Société a un intérêt économique direct de 100 %. La capacité de l'installation est d'environ 210 000 b/j de liquides. Le pétrole est expédié de l'installation jusqu'au terminal Hardisty par le pipeline Gibson. Le gaz naturel dissous est conservé et traité à l'usine à gaz Husky Provost située à 13-30-40-10 W4M.

L'une des tactiques d'exploitation principales visant à améliorer le rendement futur du champ Thompson Lake consiste à améliorer l'efficacité globale du traitement des liquides et à diminuer les besoins en électricité liés au traitement de l'eau. L'amélioration de la capacité d'élimination de l'eau à basse pression permettra d'optimiser la production grâce à l'augmentation du débit total de liquides aux puits, ce qui pourrait avoir des répercussions favorables sur les taux de production, sur la récupération des réserves et sur les frais de production. De plus, la priorité accordée à la production devrait optimiser le traitement global des liquides en concentrant les efforts d'exploitation sur les puits les plus productifs.

Killarney

Les filiales en exploitation sont collectivement propriétaires d'un intérêt économique direct moyen de 93 % dans le champ Killarney, dont la Société est l'exploitante et qui a été acquis par cette dernière et la Fiducie dans le cadre de l'acquisition directe de certaines propriétés dans Killarney et de l'acquisition de WEI, au cours du deuxième trimestre de 2003. Le champ Killarney est un gisement de pétrole Cummings/Dina situé dans un rayon de 3,5 milles du champ Hayter actuel de Harvest. Sa production est d'environ 1 195 bep/j de pétrole à 20,4 °API. Le rapport McDaniel sur les propriétés Provost a attribué des réserves établies de 2 623 kbep à cette zone. Le gisement Killarney comporte 123 puits de pétrole productifs bruts (114 puits nets). Le PIEP de cette zone est estimé à 51 Mb de pétrole.

La production de liquides de Killarney est acheminée à deux installations centrales situées à 6-29-41-1 W4M et à 10-20-41-1 W4M. La capacité maximale totale des installations est d'environ 175 000 b/j de liquides. Il est possible d'accroître la production en augmentant la capacité d'élimination de l'eau de ce champ.

David North

La Société a un intérêt économique direct exclusif dans cette propriété, dont elle est l'exploitante et qui produit environ 785 bep/j de pétrole, d'une densité de 23 °API principalement et d'une teneur en eau de 98 % provenant des sables pétrolifères Lloydminster (soumis à l'injection d'eau) et Dina situés dans les sections 26 et 27-40-3 W4M. Le rapport McDaniel sur les propriétés Provost a attribué des réserves établies de 978 kbep à cette zone. Le champ comporte 54 puits productifs bruts (54 puits nets). Le PIEP des deux zones productives est estimé à 18 Mb de pétrole.

La production de liquides est acheminée à l'installation centrale située à 15-26-40-3 W4M, dans laquelle la Société a un intérêt économique direct exclusif. La capacité de l'installation est d'environ 40 000 b/j de liquides. Le pétrole est expédié de l'installation au terminal Hardisty par le pipeline Gibson. Le gaz naturel dissous est conservé et traité à l'usine à gaz Husky North Hansman située à 8-14-39-3 W4M.

L'accélération de l'exploitation de certains puits et le recours accru aux séparateurs d'eaux libres inclinés pourraient accroître l'efficacité, réduire les frais d'exploitation et augmenter la capacité de traitement des liquides. La Société envisage également de cibler des remises en production de puits ayant produit dans les zones Lloydminster ou Dina afin de les convertir en puits de pétrole productifs Cummings ou Sparky. La Société a répertorié de nombreux puits qui seront remis en production.

West Provost

La Société détient un intérêt économique direct moyen de 43,1 % dans cette zone, qui produit environ 625 bep/j de pétrole, d'une densité de 26 °API principalement et d'une teneur en eau de 98 % provenant principalement du gisement Mannville « L », situé dans les cantons 37, 38 et 39-3 W4M. La production de gaz naturel s'établit à environ 200 kpi^3/j. Le rapport McDaniel sur les propriétés Provost a attribué à cette zone des réserves établies de 1 038 kbep. Le gisement West Provost comporte 114 puits productifs de pétrole bruts (43 puits nets) et 15 puits productifs de gaz naturel bruts (6 puits nets). Le PIEP de cette zone est estimé à 35 Mb de pétrole.

La majeure partie de la production de liquides de West Provost est acheminée à une installation centrale située à 3-15-38-03 W4M, dans laquelle la Société a un intérêt économique direct de 37,5 %. L'installation a une capacité d'environ 115 000 b/j de liquides. Le pétrole est acheminé de l'installation au terminal Hardisty par le pipeline Gibson Provost. Le gaz naturel dissous et non associé est conservé et traité à l'usine à gaz Husky North, Hansman Lake située à 8-14-39-03 W4M. La zone West Provost produit également du gaz naturel à partir de 15 puits bruts, provenant principalement des formations Viking et Colony.

Il est possible de recourir à des méthodes de compression des coûts afin d'améliorer les revenus nets et la récupération ultime en employant des séparateurs d'eau libre inclinés et en augmentant la capacité d'élimination de l'eau.

Amisk

WEI est propriétaire d'un intérêt économique direct moyen de 75 % dans le champ Amisk, dont la Société exploite la totalité de la production et que la Fiducie a acquis dans le cadre de l'acquisition de WEI, le 27 juin 2003. Le champ Amisk est situé dans l'axe productif qui comprend Thompson Lake, Hayter, Killarney et West Provost. Amisk est situé à 15 milles à l'est de Thompson Lake, tire sa production de la même formation et a des caractéristiques de production similaires. La production provenant de ce champ s'établit à 603 bep/j de pétrole à 22 °API. Le rapport McDaniel sur les propriétés Provost a attribué à ce champ des réserves établies de 1 037 kbep. Le gisement Amisk comporte 88 puits productifs de pétrole bruts (66 puits nets). Le PIEP de la totalité du gisement Amisk est estimé à 62 Mb de pétrole.

La production de liquides de Amisk est acheminée à une installation centrale en exploitation située à 12-15-40-08 W4M. La Société a repéré des possibilités d'améliorer les revenus nets et la récupération ultime en réduisant les frais d'exploitation, en suspendant l'exploitation des puits marginaux et en augmentant la capacité d'élimination de l'eau du champ.

Czar

WEI est propriétaire d'un intérêt économique direct moyen exclusif dans cette zone dont la Société exploite la totalité de la production et que la Fiducie a acquise dans le cadre de l'acquisition de WEI, le 27 juin 2003. Le champ Czar est situé à 8 milles directement à l'est de Amisk, dans le même axe productif, et sa production est de 525 bep/j de pétrole à 16 °API. Le rapport McDaniel sur les propriétés Provost a attribué à ce champ des réserves établies de 278 kbep. Le gisement Czar comporte 67 puits de pétrole productifs bruts (67 puits nets). Le PIEP est estimé à 34 Mb de pétrole.

La production de liquides de Czar est acheminée à une installation centrale exploitée par la Société, qui est située à 2-19-40-06 W4M. La Société a repéré des possibilités d'améliorer les revenus nets et la récupération ultime en réduisant les frais d'exploitation et en augmentant la capacité d'élimination de l'eau du champ.

Bellshill Lake

La Société a un intérêt économique direct exclusif dans des terrains d'une superficie de 1 120 acres situés dans les sections 5 et 6-41-12 W4M, près de la concession Bellshill Blairmore. Cette propriété dont la Société est l'exploitante produit environ 410 bep/j de pétrole, d'une densité de 18 °API principalement et d'une teneur en eau de 98 % provenant du gisement Ellerslie « A » et du gaz naturel provenant du gisement Glauconite « A ». Le rapport McDaniel sur les propriétés Provost a attribué des réserves établies de 740 kbep à cette zone. Le champ comprend 20 puits productifs bruts (20 puits nets). Le PIEP de cette zone est estimé à 27 Mb de pétrole.

La production de liquides du champ Bellshill Lake est acheminée à l'installation centrale située à 11-5-41-12 W4M, dans laquelle la Société a un intérêt économique direct exclusif. La capacité de l'installation est d'environ 40 000 b/j de liquides. Le pétrole est expédié de l'installation au terminal Hardisty par le pipeline Gibson Bellshill. Le gaz naturel dissous est conservé et traité à l'usine à gaz Husky Hastings Coulee située à 1-14-41-15 W4M. L'eau est réinjectée dans la nappe aquifère du Crétacé inférieur. Les perspectives de mise en valeur comprennent un emplacement de forage horizontal additionnel et l'augmentation de la capacité d'injection d'eau.

Metiskow

La Société a un intérêt économique direct exclusif dans cette propriété qu'elle exploite et qui produit environ 144 bep/j de pétrole à 16 °API provenant du gisement Provost Dina « E » situé dans les sections 22 et 23-39-6 W4M. Le champ a été mis en valeur exclusivement au moyen de puits horizontaux. Le rapport McDaniel sur les propriétés Provost a attribué des réserves établies de 138 kbep à cette zone. Le gisement comporte neuf puits productifs bruts (neuf puits nets). Le PIEP de cette zone est estimé à 3,0 Mb de pétrole.

La production de liquides de Metiskow est acheminée à l'installation centrale située à 5-22-39-6 W4M, dans laquelle la Société a un intérêt économique direct exclusif. La capacité de l'installation est d'environ 13 500 b/j de liquides. Le pétrole est expédié par camion de l'installation au terminal Hardisty. Il pourrait être possible d'accroître la production en augmentant la capacité d'élimination de l'eau de ce gisement.

RÉSERVES DE PÉTROLE ET DE GAZ NATUREL ATTRIBUABLES AUX PROPRIÉTÉS PROVOST ET AUX REDEVANCES DIRECTES

McDaniel a dressé le rapport McDaniel sur les propriétés Provost qui évalue, au 1er janvier 2003, les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux propriétés Provost et aux redevances directes. **Le rapport McDaniel sur les propriétés Provost évalue les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux propriétés Provost et aux redevances directes sans tenir compte de la provision pour impôts sur le revenu, des intérêts débiteurs et des frais du service de la dette, des frais généraux et administratifs ou des frais de remise en état des installations, d'abandon des puits, de remise en état des emplacements et de récupération, mais compte tenu des redevances estimatives, des frais d'exploitation et des dépenses en immobilisations futures. Les réserves probables et la valeur actualisée des réserves qui sont présentées dans les tableaux ci-dessous ont été réduites de 50 % afin de tenir compte des risques liés à leur récupération. Le lecteur ne doit pas présumer que la valeur actualisée des revenus de production nets futurs estimée par McDaniel représente la juste valeur marchande des réserves.** D'autres hypothèses et réserves, notamment quant aux coûts, au prix de la production future et à d'autres questions, sont résumées dans les notes qui suivent les tableaux.

Réserves de pétrole et de gaz naturel et rentrées nettes avant impôts en présumant la hausse des coûts et des prix(1)(9)

	Pétrole brut et liquides de gaz naturel (kb)		Gaz naturel(6) (Mpi^3)		Valeur actualisée estimative des rentrées nettes futures avant impôts (en milliers de dollars)(2)(7)(8)(11) actualisée à			
	Brutes(4)	Nettes(3)	Brutes(4)	Nettes(3)	0 %	10 %	15 %	20 %
Réserves prouvées(4)								
Réserves productives(4)(12)	13 323	11 911	1 406	1 126	145 433	124 059	115 863	108 857
Réserves non productives(4)	346	323	336	259	5 517	4 238	3 774	3 390
Réserves inexploitées(4)	1 824	1 504	95	79	18 795	13 720	11 857	10 310
Total des réserves prouvées(4)	15 493	13 738	1 837	1 464	169 744	142 018	131 494	122 558
Réserves probables affectées d'un facteur de risque(5)	1 077	946	155	125	12 484	8 485	7 180	6 166
Réserves établies(4)	16 570	14 683	1 992	1 589	182 228	150 502	138 674	128 724

Réserves de pétrole et de gaz naturel et rentrées nettes avant impôts en présumant la constance des coûts et des prix(1)(9)

	Pétrole brut et liquides de gaz naturel (kb)		Gaz naturel(6) (Mpi³)		Valeur actualisée estimative des rentrées nettes futures avant impôts (en milliers de dollars)(2)(7)(8)(10) Actualisée à			
	Brutes(4)	Nettes(3)	Brutes(4)	Nettes(3)	0 %	10 %	15 %	20 %
Réserves prouvées(4)								
Réserves productives(4)(12)	13 354	11 910	1 408	1 128	167 140	138 240	127 512	118 509
Réserves non productives(4)	346	322	336	259	6 630	5 056	4 488	4 020
Réserves inexploitées(4)	1 824	1 503	95	79	21 226	15 544	13 464	11 739
Total des réserves prouvées(4)	15 524	13 735	1 839	1 466	194 996	158 840	145 464	134 268
Réserves probables affectées d'un facteur de risque(5)	1 072	940	154	124	15 249	10 095	8 442	7 169
Réserves établies(4)	16 596	14 675	1 993	1 590	210 245	168 935	153 906	141 437

Notes

(1) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

(2) Ne comprend pas la valeur des terrains inexploités.

(3) Représente la participation des filiales en exploitation (et comprend les redevances directes), déduction faite des redevances payables à d'autres (à l'exclusion de la Fiducie).

(4) Les définitions suivantes ont été utilisées dans le rapport McDaniel sur les propriétés Provost :

a) « Réserves brutes » désigne la participation des filiales en exploitation (et comprend les redevances directes de la Fiducie), sans déduire les redevances payables à d'autres (à l'exclusion de la Fiducie).

b) « Réserves prouvées » désigne les réserves qu'on estime être récupérables selon la technologie et la conjoncture économique actuelles, depuis la partie d'un gisement qu'on peut raisonnablement évaluer comme étant économiquement productive d'après l'analyse des données de forage, de géologie, de géophysique et d'ingénierie, y compris les réserves devant être obtenues au moyen de procédés de récupération assistée dont il est prouvé qu'ils sont rentables économiquement et techniquement à l'égard du gisement en question.

c) « Réserves probables » désigne les réserves dont l'analyse des données de forage, de géologie, de géophysique et d'ingénierie ne démontre pas qu'elles sont prouvées selon la technologie actuelle et la conjoncture économique actuelle ou prévue, mais dont elle laisse supposer la probabilité de leur existence et de leur récupération future. Les réserves probables supplémentaires qui seront obtenues par l'application de procédés de récupération assistée sont les quantités qui seront récupérées en sus de celles estimées dans la catégorie des réserves prouvées qui peuvent être estimées de façon réaliste par rapport au gisement d'après les procédés de récupération assistée dont la mise en application peut raisonnablement être prévue.

d) « Réserves établies » désigne la somme de 50 % des réserves probables et de la totalité des réserves prouvées.

e) « Réserves productives » désigne les réserves qui sont en production ou, si elles ne le sont pas, qui pourraient être récupérées à partir de puits ou d'installations existants et qui ne sont pas en production parce que le propriétaire en a décidé ainsi.

f) « Réserves non productives » comprend les réserves prouvées qui ne sont pas en production en raison de l'absence d'installations ou de marchés.

g) « Réserves inexploitées » désigne les réserves prouvées qu'on prévoit récupérer à partir de nouveaux puits sur des terrains non forés ou de puits existants dont la remise en production exigerait des dépenses en immobilisations relativement considérables.

h) « Total des réserves prouvées » désigne la somme des réserves prouvées productives, des réserves prouvées non productives et des réserves prouvées inexploitées.

(5) Les valeurs actualisées et les quantités des réserves probables ont été réduites de 50 % pour tenir compte du risque associé à la récupération de ces réserves.

(6) Toutes les réserves de gaz naturel sont les réserves restantes, déduction faite des pertes superficielles causées par la contraction en cours de traitement et du gaz brut utilisé comme carburant de la concession.

(7) Le cours du change du dollar canadien utilisé dans le rapport McDaniel sur les propriétés Provost était de 0,69 $ US en 2003, de 0,69 $ US en 2004, de 0,68 $ US en 2005 et de 0,68 $ US par la suite.

(8) Le rapport McDaniel sur les propriétés Provost estime que les dépenses en immobilisations totales (nettes pour les filiales en exploitation) nécessaires pour tirer les rentrées nettes futures estimatives après impôts des réserves établies, d'après l'hypothèse de la hausse des coûts et des prix, s'élèvent à 10 740 600 $ (9 700 500 $ si elles sont actualisées à 15 % par année), à raison de 8 155 100 $, 2 580 200 $ et 5 300 $ pour les années civiles 2003, 2004 et 2005, respectivement. Les dépenses en immobilisations correspondantes nécessaires pour tirer les rentrées nettes futures estimatives avant impôts des réserves établies, d'après l'hypothèse de la constance des coûts et des prix, s'élèvent à 10 481 800 $ (9 778 140 $ si elles sont actualisées à 15 % par année), à raison de 7 996 800 $, 2 480 000 $ et 5 000 $ pour les années civiles 2003, 2004 et 2005, respectivement.

(9) La portée et la nature des intérêts évalués dans le rapport McDaniel sur les propriétés Provost et toutes les données factuelles ont été données par la Société à McDaniel, qui les a acceptées telles quelles. Les calculs relatifs aux réserves de pétrole brut et de gaz naturel et toutes les projections sur lesquelles se fonde le rapport McDaniel sur les propriétés Provost ont été établis d'après des méthodes d'évaluation généralement reconnues en génie pétrolier.

(10) L'évaluation selon la constance des coûts et des prix s'appuie sur les prix annuels moyens généraux des produits pour 2002 prévus dans l'évaluation de la hausse des coûts et des prix (voir note 11), rajustés pour tenir compte du transport et des écarts de qualité par rapport au prix à la tête de puits, comme il est indiqué ci-dessous :

Pétrole brut (WTI)	28,14 $ US/b
Pétrole lourd	24,15 $/b
Propane	25,90 $/b
Butane	28,30 $/b
Pentane Plus	30,32 $/b
Gaz naturel	6,35 $/MBtu

Les frais d'exploitation et les coûts en capital n'ont pas été augmentés dans l'évaluation de la constance des coûts et des prix.

(11) En ce qui concerne l'évaluation de la hausse des coûts et des prix, les prix annuels moyens généraux des produits utilisés dans le rapport McDaniel sur les propriétés Provost pour le gaz naturel, le pétrole brut et les liquides de gaz naturel sont présentés dans le tableau suivant.

		Pétrole brut léger		Liquides de gaz naturel à Edmonton		
Année	Pétrole brut lourd $/b	WTI à Cushing, en Oklahoma* $ US/b	Prix au pair à Edmonton 40 °API $/b	Propane $/b	Butane $/b	Mélange de LGN à Edmonton $/b
2003	26,54	28,23	40,28	28,72	29,19	31,23
2004	23,47	25,00	35,20	24,70	23,20	26,30
2005	23,38	24,00	34,30	23,10	22,60	25,20
2006	21,66	23,00	32,80	22,00	21,60	24,00
2007	21,83	23,30	33,20	21,80	21,90	24,10
2008	22,31	23,80	33,90	22,20	22,40	24,60
2009	22,78	24,30	34,60	22,70	22,80	25,10
2010	23,24	24,80	35,30	23,10	23,30	25,60
2011	23,70	25,30	36,00	23,60	23,70	26,10
2012	24,15	25,80	36,70	24,10	24,20	26,70
2013	24,70	26,30	37,50	24,60	24,70	27,20
2014	25,14	26,80	38,20	25,00	25,20	27,70
2015	25,58	27,30	38,90	25,50	25,60	28,20
2016	26,02	27,80	39,60	25,90	26,10	28,70
2017	26,55	28,40	40,40	26,40	26,60	29,30
2018	27,17	29,00	41,30	27,00	27,20	29,90
2019	27,79	29,60	42,20	27,60	27,80	30,60
2020	28,30	30,20	43,00	28,10	28,40	31,20
2021	28,90	30,80	43,90	28,80	28,90	31,90
2022	29,40	31,40	44,70	29,30	29,50	32,50
Par la suite	29,40	31,40	44,70	29,30	29,50	32,50

* 40 °API, 0,4 % de soufre.

Année	Henry Hub $ US/MBtu	Prix au comptant de l'AECO $/GJ	Prix au comptant de l'Alberta $/MBtu
2003	5,79	7,04	7,13
2004	4,56	5,51	5,65
2005	4,00	4,95	5,05
2006	3,75	4,71	4,80
2007	3,66	4,57	5,65
2008	3,69	4,61	4,70
2009	3,77	4,71	5,80
2010	3,85	4,81	4,90
2011	3,93	4,90	5,00
2012	4,00	5,00	5,10
2013	4,08	5,10	5,20
2014	4,16	5,19	5,30
2015	4,24	5,29	5,40
2016	4,31	5,38	5,50
2017	4,41	5,50	5,60
2018	4,50	5,62	5,70
2019	4,59	5,73	5,85
2020	4,69	5,85	5,95
2021	4,78	5,97	6,10
2022	4,87	6,08	6,20
Par la suite	4,87	6,08	6,20

Les coûts en capital et les frais d'exploitation ont été augmentés de 2 % annuellement.

(12) Toutes les réserves prouvées productives sont en production.

Renseignements sommaires sur les réserves

Le tableau ci-après donne des renseignements sur l'intérêt économique direct dans les propriétés Provost, ainsi que les réserves brutes et la valeur des réserves de celles-ci, au 1er janvier 2003, date d'effet du rapport McDaniel sur les propriétés Provost.

Propriété	Intérêt économique direct (en pourcentage)(1)(2)	Réserves brutes (kbep)(2)(3)	Valeur des réserves(2)(3)(4)(5) (en milliers de dollars)	(en pourcentage)
Hayter	93,1	7 845	66 966	44,50
Killarney	93,8	2 623	20 291	13,50
Thompson Lake	99,1	2 107	21 583	14,30
Amisk	75,0	1 037	9 193	6,10
West Provost	43,1	1 038	9 735	6,50
David North	100,0	978	12 204	8,10
Bellshill Lake	99,5	740	5 506	3,70
Czar	100,0	278	2 262	1,50
Mestikow	100,0	138	1 471	0,98
Hayter West	100,0	34	128	0,09
Provost	58,6	13	179	0,12

Propriété	Intérêt économique direct (en pourcentage)[1][2]	Réserves brutes (kbep)[2][3]	Valeur des réserves[2][3][4][5] (en milliers de dollars)	(en pourcentage)
Black Creek[6]	100,0	59	691	0,46
Choice[7]	6,4	11	294	0,20
TOTAL[8]		16 901	150 502	100,00

Notes
(1) Intérêt économique direct moyen pondéré des filiales en exploitation dans les réserves établies, sans déduire les redevances payables à d'autres (à l'exclusion de la Fiducie).
(2) D'après les réserves établies tirées du rapport McDaniel sur les propriétés Provost.
(3) Selon les hypothèses de la hausse des coûts et des prix.
(4) Actualisées à 10 %, sans tenir compte des frais généraux et administratifs, des intérêts débiteurs, des taxes et impôts et des frais de remise en état et d'abandon des emplacements.
(5) Déduction faite des dépenses en immobilisations. Ne comprend pas la valeur des terrains inexploités.
(6) Réserves non productives.
(7) Droit de redevance uniquement.
(8) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

AUTRES RENSEIGNEMENTS SUR LES PROPRIÉTÉS PROVOST

Terrains inexploités

Le tableau suivant présente les terrains inexploités détenus par les filiales en exploitation qui faisaient partie des propriétés Provost au 1er juillet 2003 :

	Acres bruts[1]	Acres nets[2]
Alberta	27 030	17 745
Total	27 030	17 745

Notes
(1) « Acres bruts » désigne le nombre total d'acres dans lesquels les filiales en exploitation ont un intérêt.
(2) « Acres nets » désigne le nombre total d'acres dans lesquels les filiales en exploitation ont un intérêt, multiplié par l'intérêt économique direct, exprimé en pourcentage, dans ceux-ci qui appartient aux filiales en exploitation.

Le rapport Seaton-Jordan sur les propriétés Provost a estimé que la valeur marchande des terrains inexploités liés aux propriétés Provost s'établissait, au 1er juillet 2003, à 704 232 $. Aux fins du rapport Seaton-Jordan sur les propriétés Provost, l'expression « valeur marchande » s'entend du prix que, d'après Seaton-Jordan, on pourrait raisonnablement s'attendre à obtenir en contrepartie des propriétés. Aux fins du calcul de la valeur marchande, Seaton-Jordan a analysé les prix actuels les plus récents payés dans le cadre de ventes de terrains se trouvant dans le voisinage immédiat de chacune des propriétés évaluées. Dans les zones où elle n'as pu obtenir de tels prix, Seaton-Jordan s'est fiée à son jugement.

Puits de pétrole et de gaz naturel

Le tableau suivant indique, au 1er août 2003, le nombre et le statut des puits situés sur les propriétés Provost dans lesquels les filiales en exploitation ont une participation; il s'agit de puits qui sont productifs ou dont la Société estime qu'ils pourraient l'être.

	Puits productifs[4][5]				Puits fermés[1]			
	Pétrole		Gaz naturel		Pétrole		Gaz naturel	
	Bruts[2]	Nets[3]	Bruts[2]	Nets[3]	Bruts[2]	Nets[3]	Bruts[2]	Nets[3]
Alberta	871	757	9	3,3	305	290	2	1,4
TOTAL	871	757	9	3,3	305	290	2	1,4

Notes

(1) « Puits fermés » désigne les puits qui ne sont pas productifs, mais dont la Société estime qu'ils pourraient l'être. Les puits fermés dans lesquels les filiales en exploitation ont un intérêt économique direct sont situés à une distance raisonnable de réseaux collecteurs, de pipelines ou d'autres moyens de transport ou y sont déjà reliés.

(2) « Puits bruts » désigne le nombre total de puits dans lesquels les filiales en exploitation ont un intérêt économique direct.

(3) « Puits nets » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct que les filiales en exploitation ont acquis dans celui-ci, exprimé en pourcentage.

(4) On a attribué aux puits assujettis à des droits de redevance le chiffre net de zéro.

(5) Ce ne sont pas tous les puits dans lesquels les filiales en exploitation ont un intérêt économique auxquels le rapport McDaniel sur les propriétés Provost a attribué des réserves ou qui figurent dans le présent tableau. Voir « Description de la Fiducie – La PBN et les redevances directes – Fonds de remise en état ».

Historique de production

Le tableau suivant résume les volumes de pétrole brut, de gaz naturel et de liquides de gaz naturel vendus attribuables aux propriétés Provost, sans tenir compte des redevances, pour les périodes indiquées.

	2003			Exercice terminé le 31 décembre[1][2]		
	Troisième trimestre	Deuxième trimestre	Premier trimestre[1][2]	2002	2001	2000
Pétrole brut (b/j)	11 054	9 371	8 034	9 336	7 872	6 527
Gaz naturel (kpi^3/j)	1 453	1 161	875	1 181	596	246
Liquides de gaz naturel (b/j)	77	67	43	5	–	–
Total (bep/j 6:1)	11 373	9 632	8 223	9 538	7 971	6 568

Notes

(1) D'après les renseignements fournis à la Société par les vendeurs des propriétés Provost pour les périodes pendant lesquelles celles-ci n'étaient pas détenues par les filiales en exploitation et d'après les registres comptables de la Société pour toutes les autres périodes.

(2) Ne comprend pas la production tirée des propriétés Killarney, Amisk et Czar.

La production de pétrole brut, de gaz naturel et de liquides de gaz naturel tirée des propriétés Provost par les filiales en exploitation pendant la période de neuf mois terminée le 30 septembre 2003 était composée d'environ 53 % de pétrole brut lourd (moins de 20 °API), 44 % de pétrole brut moyen (20 °API à 27 °API), 2 % de gaz naturel et 1 % de liquides de gaz naturel.

Les filiales en exploitation tirent environ 98 % de leur revenu brut de la production de pétrole brut et de liquides de gaz naturel, et le reste, du gaz naturel.

Historique de forage

Le tableau suivant indique les puits de développement bruts et nets situés sur les propriétés Provost au forage desquels les filiales en exploitation et les vendeurs des propriétés Provost ont participé au cours des périodes indiquées.

	Exercice terminé le 31 décembre			
	2002		2001	
	Bruts[1]	Nets[2]	Bruts[1]	Nets[2]
Puits de pétrole	10	9,5	33	31,6
Puits de gaz	–	–	–	–
Puits secs	–	–	1	1,0
Puits de service	–	–	1	0,9
Total	10	9,5	35	33,5

Notes

(1) « Puits bruts » désigne le nombre total de puits dans lesquels les filiales en exploitation ont un intérêt économique direct.

(2) « Puits nets » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct des filiales en exploitation dans celui-ci, exprimé en pourcentage.

(3) On a attribué aux puits assujettis à des droits de redevance un chiffre net de zéro.

Dépenses en *immobilisations*

Le tableau suivant résume les dépenses en immobilisations engagées par les filiales en exploitation et les vendeurs des propriétés Provost relativement à des acquisitions, à du forage d'exploration et de développement et à des installations et autres biens de production à l'égard des propriétés Provost pendant les périodes indiquées.

	2003[1]			Exercice terminé le 31 décembre[1][2]		
	Troisième trimestre	Deuxième trimestre	Premier trimestre[2]	2002	2001	2000
	(non vérifié) (en milliers de dollars)	(non vérifié) (en milliers de dollars)	(non vérifié) (en milliers de dollars)	(non vérifié) (en milliers de dollars)	(non vérifié) (en milliers de dollars)	(non vérifié) (en milliers de dollars)
Acquisitions de propriétés[3]	1 022	24 003	–	76 153	–	54
Frais de mise en valeur[4]	5 070	3 706	1 473	–	12 373	14 941
Biens de production[5]	4 007	4 798	4 420	770	4 518	3 915
TOTAL	10 099	32 507	5 893	76 923	16 891	18 910

Notes

(1) D'après les renseignements fournis à la Société par les vendeurs des propriétés Provost pour les périodes pendant lesquelles celles-ci n'étaient pas détenues par les filiales en exploitation et d'après les registres comptables de la Société pour toutes les autres périodes.

(2) Ne comprend pas les dépenses en immobilisations engagées par les vendeurs des propriétés Provost relativement aux propriétés Killarney, Amisk et Czar.

(3) Les acquisitions de propriétés comprennent les achats de baux et de redevances sur la production et les échanges de propriétés visées par des baux et des droits de redevance.

(4) Les frais de mise en valeur comprennent les frais relatifs au forage de développement et diverses dépenses incorporelles.

(5) Les biens de production comprennent les installations, les pipelines et divers éléments d'actif corporels liés à la production.

Revenus et frais d'exploitation directs

Le tableau suivant présente les revenus et les frais d'exploitation directement attribuables aux propriétés Provost pour les périodes indiquées.

	2003			Exercice terminé le 31 décembre[1][2]		
	Troisième trimestre	Deuxième trimestre	Premier trimestre[2]	2002	2001	2000
	(en milliers de dollars) (non vérifié)	(en milliers de dollars) (non vérifié)	(en milliers de dollars) (non vérifié)	(en milliers de dollars)	(en milliers de dollars)	(en milliers de dollars)
Revenus						
Vente de pétrole et de gaz naturel[1][2]	21 181	17 623	14 738	86 178	74 159	99 550
Frais d'exploitation	9 661	6 596	6 804	26 637	24 420	18 133
Bénéfice d'exploitation	11 520	11 027	7 934	59 541	49 739	81 417

Notes

(1) Ne comprend pas le revenu réalisé et les frais d'exploitation engagés par les vendeurs des propriétés Provost relativement aux propriétés Killarney, Amisk et Czar.

(2) Voir les rubriques « Tableau des produits et des charges des propriétés initiales acquises auprès de Devon Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et six mois arrêtés aux 30 juin 2002 et 2001 » et « Tableau des produits et des charges des propriétés additionnelles acquises auprès de Anadarko Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et neuf mois arrêtés aux 30 septembre 2002 et 2001 » qui figurent dans la présente notice annuelle.

(3) Compte tenu des redevances.

(4) Prix moyens obtenus à l'égard des produits : trimestre terminé le 30 septembre 2003 – 23,90 $/bep; trimestre terminé le 30 juin 2003 – 24,35 $/bep; trimestre terminé le 31 mars 2003 – 23,86 $/bep; 2002 – 22,07 $/bep; 2001 – 19,89 $/bep; 2000 – 29,77 $/bep, d'après les renseignements fournis à la Société par les vendeurs des propriétés Provost.

Revenus nets historiques

Le tableau suivant présente, pour les périodes indiquées, des renseignements sur les prix nets moyens des produits obtenus, sur les redevances versées, sur les frais d'exploitation engagés et sur les revenus nets touchés par les filiales en exploitation à l'égard de la production de pétrole brut, de liquides de gaz naturel et de gaz naturel tirée des propriétés Provost (mais uniquement pendant que celles-ci étaient détenues par les filiales en exploitation).

	2003			
	Troisième trimestre	Deuxième trimestre	Premier trimestre	Période allant du 10 juillet 2002 au 31 décembre 2002
Production nette moyenne (bep/j)[1]	11 373	9 632	8 223	4 307
Prix obtenus				
Pétrole brut ($/b)	23,85	23,42	23,15	28,65
Équivalent de pétrole ($/bep 6:1)	23,90	24,35	23,86	28,79
Redevances versées				
Pétrole brut ($/b)	3,56	3,85	3,85	3,76
Équivalent de pétrole ($/bep 6:1)	3,66	3,96	3,95	3,80
Frais d'exploitation[2]				
Pétrole brut ($/b)	9,23	7,68	9,19	8,49
Équivalent de pétrole ($/bep 6:1)	9,23	7,68	9,19	8,49
Revenus nets touchés				
Pétrole brut ($/b)	11,06	11,89	10,11	16,40
Équivalent de pétrole ($/bep 6:1)	11,01	12,71	10,72	16,50

Notes

(1) La production des filiales en exploitation au cours des premier, deuxième et troisième trimestres se composait d'environ 97 % de pétrole brut, 2 % de gaz naturel et 1 % de liquides de gaz naturel.

(2) Les frais d'exploitation sont composés des frais directs engagés en vue de l'exploitation des puits de pétrole et de gaz naturel. Un certain nombre d'hypothèses ont été posées en vue de la répartition de ces frais entre la production de pétrole, de gaz naturel et de liquides de gaz naturel.

Engagements futurs

Les filiales en exploitation sont exposées aux risques du marché résultant de la fluctuation des prix des marchandises, des cours du change, des taux d'intérêt et du prix de l'électricité dans le cours normal de leur exploitation. Elles atténuent l'effet possible de ces risques en ayant recours à divers instruments dérivés. Les filiales en exploitation courent le risque de subir des pertes en cas de défaut des contreparties avec lesquelles elles concluent ces instruments dérivés. La Société gère ce risque en répartissant son portefeuille d'instruments dérivés entre un certain nombre de contreparties solides financièrement. Voir « Renseignements sur la Société – Couverture des prix des marchandises ».

Arrangements de commercialisation

Environ 55 % de la production de pétrole fait l'objet de contrats à long terme échéant à la fin de 2004. Le solde est vendu aux termes d'engagements à court terme échéant au deuxième trimestre de 2004 au plus tard.

Le gaz naturel tiré des champs David North et Thompson Lake est vendu sur le marché au comptant. Le gaz naturel tiré du champ Mestikow est brûlé à la torche.

Tout le pétrole tiré des propriétés Hayter et West Provost est expédié par le réseau de pipelines Gibson Provost. Le pétrole tiré de Hayter est livré dans le débit LLG, et celui tiré de West Provost, dans le débit Bow River. Gibson Energy Ltd. fournit le condensat nécessaire aux fins du mélange de la production tirée de Hayter et de Bellshill vendue dans le réseau Provost et facture l'expéditeur. Le pourcentage de condensat nécessaire varie entre 15 % et 25 % de pétrole, selon la saison, une quantité plus élevée de condensat étant nécessaire au cours des mois d'hiver.

Le gaz naturel dissous est conservé, puis traité dans l'usine à gaz corrosif d'un tiers. Le gaz naturel non associé est vendu aux termes de deux contrats, le premier étant un contrat d'achat de gaz naturel conclu avec un courtier fournisseur, Cargill Gas Marketing Ltd., dont la durée correspond à la durée des réserves, et le deuxième, un contrat à reconduction tacite de 30 jours fondé sur les prix au comptant de l'AECO.

ACQUISITION DES PROPRIÉTÉS CARLYLE

Le 1er octobre 2003, la Fiducie a conclu la convention relative à l'acquisition des propriétés Carlyle avec le vendeur des propriétés Carlyle en vue de l'acquisition des propriétés Carlyle, avec effet le 1er octobre 2003, en contrepartie d'environ 80 M$, sans tenir compte des rajustements et des frais relatifs à l'opération. La clôture de l'opération visant les propriétés Carlyle a eu lieu le 16 octobre 2003.

Immédiatement après la réalisation de l'opération visant les propriétés Carlyle, la Fiducie a procédé à une restructuration interne dans le cadre de laquelle la quasi-totalité des propriétés Carlyle ont été transférées à Harvest Sask, fiducie détenue en propriété exclusive par la Fiducie.

L'acquisition des propriétés Carlyle a été financée quant à 48,65 M$ au moyen du placement de 4 312 500 parts de fiducie, au prix de 12,00 $ chacune, qui a donné un produit brut de 51,8 M$ et, quant à 31,35 M$, au moyen des avances prélevées sur la facilité bancaire actuelle.

Les propriétés Carlyle sont situées dans le sud-est de la Saskatchewan, près de la ville de Carlyle. La majeure partie de la production est située entre le rang 32 W1M du canton 7 et le rang 13 W2M du canton 13. En septembre 2003, elles ont produit environ 5 200 bep/j de pétrole léger (28 °API à 34 °API) concentré dans l'axe de la zone de sous-affleurement Tilston du Mississipien. D'après l'évaluation du rapport McDaniel sur les propriétés Carlyle, selon la production annuelle de 2003, celles-ci comportent des réserves établies de 16,85 Mbep et ont un IDR de 8,3 ans. Le mécanisme de récupération utilisé est le déplacement par poussée d'eau soutenu par une nappe aquifère active, ce qui permet de récupérer efficacement les réserves et apparente les caractéristiques de l'exploitation des propriétés Carlyle à celles des propriétés Provost. La Fiducie a acquis un intérêt économique direct moyen de 98 % dans les propriétés Carlyle et a assumé l'exploitation d'environ 95 % de la production totale tirée des propriétés. Toute la production est concentrée sur le plan géographique, ce qui favorise l'accès et les synergies d'exploitation. Afin de soutenir la croissance constante des propriétés, la direction a repéré des possibilités d'accroître la valeur de

cette zone grâce à l'optimisation de la production, au forage de développement, aux vastes terrains inexploités qui s'y trouvent et à une banque de données sismiques exclusives, qui font partie de l'actif rattaché aux propriétés Carlyle.

Dans la présente rubrique, intitulée « Acquisition des propriétés Carlyle », et dans les sous-rubriques qui suivent, toutes les mentions des intérêts du vendeur des propriétés Carlyle ou des intérêts des propriétaires antérieurs des propriétés Carlyle renvoient aux intérêts dans les propriétés Carlyle que le vendeur des propriétés Carlyle a acquis avant de les transférer à la Société dans le cadre de l'opération visant les propriétés Carlyle.

Propriétés principales

Le texte qui suit est une description des propriétés pétrolifères et gazéifères principales qui constituent les propriétés Carlyle que le vendeur des propriétés Carlyle a acquises avant de les transférer à la Société dans le cadre de l'opération visant les propriétés Carlyle. Les propriétés décrites ci-après constituent la majeure partie des propriétés Carlyle. Une production supplémentaire d'environ 260 bep/j est tirée de diverses propriétés mineures. Le terme « net », lorsqu'il est utilisé pour décrire la quote-part du vendeur des propriétés Carlyle dans la production, désigne la quote-part totale attribuable à l'intérêt économique direct du vendeur des propriétés Carlyle, sans déduire les redevances appartenant à des tiers. Les volumes des réserves sont indiqués, sans déduire les redevances, au 1er janvier 2003, selon l'hypothèse de la hausse des coûts et des prix, tels qu'ils ont été évalués dans le rapport McDaniel sur les propriétés Carlyle (voir la rubrique « Réserves de pétrole et de gaz naturel » ci-après). Sauf indication contraire, les renseignements relatifs aux acres bruts et nets, au nombre de puits et à la production sont donnés au 30 septembre 2003. Sauf indication contraire, tous les renseignements énoncés ci-après sont nets pour les intérêts du vendeur des propriétés Carlyle. Les données relatives au PIEP sont des valeurs publiées par le gouvernement de la Saskatchewan. La totalité de la production de pétrole est acheminée au réseau de pipeline de Enbridge Saskatchewan.

Hazelwood

Cette zone comporte neuf gisements distincts produisant 1 840 bep/j de pétrole à 34 °API provenant de 142 puits de pétrole situés dans la formation Tilston. Avant l'opération visant les propriétés Carlyle, le vendeur des propriétés Carlyle détenait un intérêt économique direct moyen de 98 % dans 19 107 acres bruts, y compris 8 669 acres inexploités nets. Le rapport McDaniel sur les propriétés Carlyle a attribué à cette zone des réserves établies de 6 849 kbep. La zone comporte 142 puits de pétrole productifs bruts (139 puits nets). Le PIEP de tous les gisements de Hazelwood est estimé à 160 Mb de pétrole. Le statut d'exploitant (toutes les installations sauf une faisant l'objet d'un intérêt économique direct exclusif) et la vaste banque de données sismiques tridimensionnelles exclusives permettent de contrôler la possibilité d'accroître la production pétrolière et la durée des réserves au moyen de travaux de reconditionnement, de forage d'extension et de forage intercalaire horizontal. Les volumes de gaz naturel tirés de Hazelwood sont commercialisés par l'entremise d'une coopérative de gaz naturel rurale régionale.

Moose Valley

Cette zone comporte cinq gisements produisant 1 150 bep/j de pétrole à 28 °API provenant de 98 puits de pétrole situés dans la formation Tilston. Avant l'opération visant les propriétés Carlyle, le vendeur des propriétés Carlyle détenait un intérêt économique direct moyen de 97 % dans 8 417 acres bruts, y compris 3 794 acres inexploités nets. Le rapport McDaniel sur les propriétés Carlyle a attribué à cette zone des réserves établies de 4 135 kbep. La zone comporte 98 puits de pétrole productifs bruts (97 puits nets). Le PIEP de tous les gisements de Moose Valley est estimé à 80 Mb de pétrole. Le statut d'exploitant (toutes les installations sauf une faisant l'objet d'un intérêt économique direct exclusif) et la vaste banque de données sismiques tridimensionnelles exclusives permettent de contrôler la possibilité d'accroître la production et la durée des réserves au moyen de travaux de reconditionnement, de l'amélioration du traitement de l'eau, de mesures de régularisation de l'eau et de travaux de forage intercalaire et d'extension supplémentaires.

Whitebear

Cette zone comporte trois gisements principaux produisant 790 bep/j de pétrole à 34 °API provenant de 67 puits de pétrole situés dans la formation Tilston. Avant l'opération visant les propriétés Carlyle, le vendeur des propriétés Carlyle détenait un intérêt économique direct exclusif dans 11 245 acres bruts, y compris 6 204 acres inexploités nets. Le rapport McDaniel sur les propriétés Carlyle a attribué à cette zone des réserves établies de 2 517 kbep. La zone comporte 67 puits de pétrole productifs bruts (58 puits nets). Le PIEP de tous les gisements Whitebear est estimé à 120 Mb de pétrole. Une partie importante de la propriété est située sur la réserve de la Première nation Whitebear. Le vendeur des propriétés Carlyle détient une option lui permettant d'acquérir un intérêt économique direct moyen supplémentaire de 23 % dans 960 acres bruts ainsi que des droits de redevance visant 96 acres à Willmar, qui fait partie de la zone Whitebear (les « terrains de la réserve Whitebear visés par l'option »). Le statut d'exploitant de toutes les installations et la vaste banque de données sismiques tridimensionnelles exclusives permettent de contrôler la possibilité d'accroître la production pétrolière et la durée des réserves au moyen de travaux de reconditionnement, de l'amélioration du traitement de l'eau, de mesures de régularisation de l'eau, de forages intercalaires horizontaux et de forages d'extension supplémentaires sur les terrains de la réserve Whitebear visés par l'option avant le 31 décembre 2003.

Corning/Flinton

Cette zone comporte cinq gisements produisant 720 bep/j de pétrole à 28,5 °API provenant de 67 puits de pétrole situés dans la formation Tilston. Avant l'opération visant les propriétés Carlyle, le vendeur des propriétés Carlyle détenait un intérêt économique direct moyen exclusif dans 13 748 acres bruts, y compris 6 309 acres inexploités nets. Le rapport McDaniel sur les propriétés Carlyle a attribué à cette zone des réserves établies de 2 524 kbep. La zone comporte 67 puits de pétrole productifs bruts (66 puits nets). Le PIEP de tous les gisements de Corning/Flinton est estimé à 53 Mb de pétrole. Le statut d'exploitant de toutes les installations (intérêt économique direct exclusif) et la vaste banque de données sismiques tridimensionnelles exclusives permettent de contrôler la possibilité d'accroître la production et la durée des réserves au moyen de travaux de reconditionnement et du forage de puits intercalaires et d'extension choisis.

Parkman East

Cette zone comporte les gisements Parkman East produisant 300 bep/j de pétrole à 33,5 °API provenant de 37 puits de pétrole situés dans la formation Tilston. Avant l'opération visant les propriétés Carlyle, le vendeur des propriétés Carlyle détenait un intérêt économique direct moyen de 88,1 % dans 6 198 acres bruts, y compris 2 506 acres inexploités nets. Le rapport McDaniel sur les propriétés Carlyle a attribué à cette zone des réserves établies de 673 kbep. La zone comporte 37 puits de pétrole productifs bruts (26 puits nets). Le PIEP de tous les gisements de Parkman East est estimé à 230 Mb de pétrole. Il est possible d'accroître la production pétrolière et la durée des réserves au moyen de travaux de reconditionnement, de l'amélioration du traitement de l'eau, de mesures de régularisation de l'eau et de forages intercalaires sélectifs.

Wauchope/Lightning

Cette zone comporte trois gisements produisant 140 bep/j de pétrole à 33 °API provenant de 12 puits de pétrole situés dans la formation Tilston. Avant l'opération visant les propriétés Carlyle, le vendeur des propriétés Carlyle détenait un intérêt économique direct moyen de 93 % dans 4 079 acres bruts, y compris 2 514 acres inexploités nets. Le rapport McDaniel sur les propriétés Carlyle a attribué à cette zone des réserves établies de 149 kbep. La zone comporte 12 puits de pétrole productifs bruts (11 puits nets). Le PIEP de tous les gisements Wauchope/Lightning est estimé à 26 Mb de pétrole. Le statut d'exploitant de toutes les installations (intérêt économique direct exclusif) et la vaste banque de données sismiques tridimensionnelles exclusives recueillies permettent de contrôler la possibilité d'accroître la production et la durée des réserves au moyen de travaux de reconditionnement, de l'amélioration du traitement de l'eau, de mesures de régularisation de l'eau, de travaux de forage d'extension supplémentaires et du forage de nouveaux gisements.

Réserves de pétrole et de gaz naturel

McDaniel a dressé le rapport McDaniel sur les propriétés Carlyle qui évalue, au 1er janvier 2003, les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux propriétés Carlyle. **Le rapport McDaniel sur les propriétés Carlyle évalue les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux propriétés Carlyle sans tenir compte de la provision pour impôts sur le revenu, des intérêts débiteurs et des frais du service de la dette, des frais généraux et administratifs ou des frais de remise en état des installations, d'abandon des puits, de remise en état des emplacements de puits et de récupération, mais compte tenu des redevances estimatives, des frais d'exploitation et des dépenses en immobilisations futures. Les réserves probables et la valeur actualisée des réserves qui sont présentées dans les tableaux ci-dessous ont été réduites de 50 % afin de tenir compte des risques liés à leur récupération. Le lecteur ne doit pas présumer que la valeur actualisée des revenus de production nets futurs estimée par McDaniel représente la juste valeur marchande des réserves.** D'autres hypothèses et réserves, notamment quant aux coûts, au prix de la production future et à d'autres questions, sont résumées dans les notes qui suivent les tableaux.

Réserves de pétrole et de gaz naturel et rentrées nettes avant impôts en présumant la hausse des coûts et des prix(1)(9)

	Pétrole brut et liquides de gaz naturel (kb)		Gaz naturel(6) (Mpi³)		Valeur actualisée estimative des rentrées nettes futures avant impôts (en milliers de dollars)(2)(7)(8)(11) Actualisée à			
	Brutes(4)	Nettes(3)	Brutes(4)	Nettes(3)	0 %	10 %	15 %	20 %
Réserves prouvées(4)								
Réserves productives(4)(12)	15 113	13 427	506	486	151 643	104 737	92 182	82 904
Réserves non productives(4)	9	9	–	–	63	47	41	36
Réserves inexploitées(4)	462	415	–	–	3 588	1 554	987	583
Total des réserves prouvées(4)	15 584	13 851	506	486	155 294	106 338	93 210	83 523
Réserves probables affectées d'un facteur de risque(5)	1 173	1 018	33	31	11 112	5 516	4 155	3 231
Réserves établies(4)	16 757	14 869	539	517	166 406	111 854	97 365	86 754

Réserves de pétrole et de gaz naturel et rentrées nettes avant impôts en présumant la constance des coûts et des prix(1)(9)

	Pétrole brut et liquides de gaz naturel (kb)		Gaz naturel(6) (Mpi³)		Valeur actualisée estimative des rentrées nettes futures avant impôts (en milliers de dollars)(2)(7)(8)(10) Actualisée à			
	Brutes(4)	Nettes(3)	Brutes(4)	Nettes(3)	0 %	10 %	15 %	20 %
Réserves prouvées(4)								
Réserves productives(4)(12)	16 969	15 120	624	601	224 781	136 687	116 202	101 771
Réserves non productives(4)	13	12	–	–	137	96	82	71
Réserves inexploitées(4)	504	453	–	–	6 148	3 073	2 224	1 616
Total des réserves prouvées(4)	17 486	15 585	624	601	231 066	139 856	118 508	103 458
Réserves probables affectées d'un facteur de risque(5)	1 441	1 265	30	28	18 266	8 055	6 025	4 695
Réserves établies(4)	18 927	16 850	654	629	249 332	147 911	124 533	108 153

Notes

(1) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

(2) Ne comprend pas la valeur des terrains inexploités.

(3) Représente l'intérêt des propriétaires antérieurs des propriétés Carlyle, déduction faite des redevances payables à d'autres.

(4) Les définitions suivantes ont été utilisées dans le rapport McDaniel sur les propriétés Carlyle :

a) « Réserves brutes » désigne la quote-part attribuable à l'intérêt du vendeur des propriétés Carlyle, sans déduire les redevances payables à d'autres (à l'exclusion de la Fiducie).

b) « Réserves prouvées » désigne les réserves qu'on estime être récupérables selon la technologie et la conjoncture économique actuelles, depuis la partie d'un gisement qu'on peut raisonnablement évaluer comme étant économiquement productive d'après l'analyse des données de forage, de géologie, de géophysique et d'ingénierie, y compris les réserves devant être obtenues au moyen de procédés de récupération assistée dont il est prouvé qu'ils sont rentables économiquement et techniquement à l'égard du gisement en question.

c) « Réserves probables » désigne les réserves dont l'analyse des données de forage, de géologie, de géophysique et d'ingénierie ne démontre pas qu'elles sont prouvées selon la technologie actuelle et la conjoncture économique actuelle ou prévue, mais dont elle laisse supposer la probabilité de leur existence et de leur récupération future. Les réserves probables supplémentaires qui seront obtenues par l'application de procédés de récupération assistée sont les quantités qui seront récupérées en sus de celles estimées dans la catégorie des réserves prouvées qui peuvent être estimées de façon réaliste par rapport au gisement d'après les procédés de récupération assistée dont la mise en application peut raisonnablement être prévue.

d) « Réserves établies » désigne la somme de 50 % des réserves probables et de la totalité des réserves prouvées.

e) « Réserves productives » désigne les réserves qui sont en production ou, si elles ne le sont pas, qui pourraient être récupérées à partir de puits ou d'installations existants et qui ne sont pas en production parce que le propriétaire en a décidé ainsi.

f) « Réserves non productives » comprend les réserves prouvées qui ne sont pas en production en raison de l'absence d'installations ou de marchés.

g) « Réserves inexploitées » désigne les réserves prouvées qu'on prévoit récupérer à partir de nouveaux puits sur des terrains non forés ou de puits existants dont la remise en production exigerait des dépenses en immobilisations relativement considérables.

h) « Total des réserves prouvées » désigne la somme des réserves prouvées productives, des réserves prouvées non productives et des réserves prouvées inexploitées.

(5) Les valeurs actualisées et les quantités des réserves probables ont été réduites de 50 % pour tenir compte du risque associé à la récupération de ces réserves.

(6) Toutes les réserves de gaz naturel sont les réserves restantes, déduction faite des pertes superficielles causées par la contraction en cours de traitement et du gaz brut utilisé comme carburant de la concession.

(7) Le cours du change du dollar canadien utilisé dans le rapport McDaniel sur les propriétés Carlyle était de 0,69 $ US en 2003, de 0,69 $ US en 2004, de 0,68 $ US en 2005 et de 0,68 $ US par la suite.

(8) Le rapport McDaniel sur les propriétés Carlyle estime que les dépenses en immobilisations totales (nettes pour le vendeur des propriétés Carlyle) nécessaires pour tirer les rentrées nettes futures estimatives avant impôts des réserves établies, d'après l'hypothèse de la hausse des coûts et des prix, s'élèvent à 9 344 600 $ (7 025 645 $ si elles sont actualisées à 15 % par année), à raison de 0 $, 4 129 300 $ et 5 215 300 $ pour les années civiles 2003, 2004 et 2005, respectivement. Les dépenses en immobilisations correspondantes nécessaires pour tirer les rentrées nettes futures estimatives avant impôts des réserves établies, d'après l'hypothèse de la constance des coûts et des prix, s'élèvent à 8 883 500 $ (7 312 849 $ si elles sont actualisées à 15 % par année), à raison de 0 $, 3 969 000 $ et 4 914 500 $ pour les années civiles 2003, 2004 et 2005, respectivement.

(9) La portée et la nature des intérêts évalués dans le rapport McDaniel sur les propriétés Carlyle et toutes les données factuelles ont été données par la Société à McDaniel, qui les a acceptées telles quelles. Les calculs relatifs aux réserves de pétrole brut et de gaz naturel et toutes les projections sur lesquelles se fonde le rapport McDaniel sur les propriétés Carlyle ont été établies d'après des méthodes d'évaluation généralement reconnues en génie pétrolier.

(10) L'évaluation fondée sur l'hypothèse de la constance des coûts et des prix s'appuyait sur les prix annuels moyens généraux des produits pour 2002 prévus dans l'évaluation fondée sur l'hypothèse de la hausse des coûts et des prix (voir note 11) rajustés pour tenir compte du transport et des écarts de qualité par rapport au prix à la tête de puits et indiqués ci-dessous :

Pétrole brut (WTI)	28,14 $ US/b
Pétrole lourd	24,15 $/b
Propane	25,90 $/b
Butane	28,30 $/b
Pentane Plus	30,32 $/b
Gaz naturel	6,35 $/MBtu

Les frais d'exploitation et les coûts en capital n'ont pas été augmentés dans l'évaluation de la constance des coûts et des prix.

(11) En ce qui concerne l'évaluation fondée sur l'hypothèse de la hausse des coûts et des prix, les prix annuels moyens généraux de produits utilisés dans le rapport McDaniel sur les propriétés Carlyle pour le gaz naturel, le pétrole brut et les liquides de gaz naturel, sont présentés dans le tableau suivant.

Année	Pétrole brut lourd $/b	Pétrole brut léger: WTI à *Cushing, en* Oklahoma* $ US/b	Pétrole brut léger: Prix au pair *à Edmonton* 40 °API $/b	Liquides de gaz naturel à Edmonton: Propane $/b	Liquides de gaz naturel à Edmonton: Butane $/b	Liquides de gaz naturel à Edmonton: Mélange de LGN à Edmonton $/b
2003	26,54	28,23	40,28	28,72	29,19	31,23
2004	23,47	25,00	35,20	24,70	23,20	26,30
2005	23,38	24,00	34,30	23,10	22,60	25,20
2006	21,66	23,00	32,80	22,00	21,60	24,00
2007	21,83	23,30	33,20	21,80	21,90	24,10
2008	22,31	23,80	33,90	22,20	22,40	24,60
2009	22,78	24,30	34,60	22,70	22,80	25,10
2010	23,24	24,80	35,30	23,10	23,30	25,60
2011	23,70	25,30	36,00	23,60	23,70	26,10
2012	24,15	25,80	36,70	24,10	24,20	26,70
2013	24,70	26,30	37,50	24,60	24,70	27,20
2014	25,14	26,80	38,20	25,00	25,20	27,70
2015	25,58	27,30	38,90	25,50	25,60	28,20
2016	26,02	27,80	39,60	25,90	26,10	28,70
2017	26,55	28,40	40,40	26,40	26,60	29,30
2018	27,17	29,00	41,30	27,00	27,20	29,90
2019	27,79	29,60	42,20	27,60	27,80	30,60
2020	28,30	30,20	43,00	28,10	28,40	31,20
2021	28,90	30,80	43,90	28,80	28,90	31,90
2022	29,40	31,40	44,70	29,30	29,50	32,50
Par la suite	29,40	31,40	44,70	29,30	29,50	32,50

*40 °API, 0,4 % de soufre.

Année	Henry Hub $ US/MBtu	Prix au comptant de l'AECO $/GJ	Prix au comptant de l'Alberta $/MBtu
2003	5,79	7,04	7,13
2004	4,56	5,51	5,65
2005	4,00	4,95	5,05
2006	3,75	4,71	4,80
2007	3,66	4,57	5,65
2008	3,69	4,61	4,70
2009	3,77	4,71	5,80
2010	3,85	4,81	4,90
2011	3,93	4,90	5,00
2012	4,00	5,00	5,10
2013	4,08	5,10	5,20
2014	4,16	5,19	5,30
2015	4,24	5,29	5,40
2016	4,31	5,38	5,50
2017	4,41	5,50	5,60
2018	4,50	5,62	5,70
2019	4,59	5,73	5,85
2020	4,69	5,85	5,95
2021	4,78	5,97	6,10
2022	4,87	6,08	6,20
Par la suite	4,87	6,08	6,20

Les frais d'exploitation et les coûts en capital ont été augmentés de 2 % annuellement.

(12) Toutes les réserves prouvées productives sont en production.
(13) Ne comprend pas l'impôt sur le capital perçu par la Saskatchewan.

Renseignements sommaires sur les réserves

Le tableau ci-après donne des renseignements sur l'intérêt économique direct des propriétaires antérieurs des propriétés Carlyle ainsi que sur les réserves brutes et la valeur des réserves au 1er janvier 2003, date d'effet du rapport McDaniel sur les propriétés Carlyle.

Propriété	Intérêt économique direct du vendeur des propriétés Carlyle(1)(2) (en pourcentage)	Réserves brutes (kbep)(2)(3)	Valeur des réserves(2)(3)(4)(5) (en milliers de dollars)	(en pourcentage)
Hazelwood	97,7	6 849	46 457	41,6
Moose Valley	96,5	4 135	26 648	23,9
Corning/Flinton	100,0	2 524	16 935	15,2
Whitebear	100,0	2 517	15 432	13,8
Parkman East	88,1	673	4 782	4,3
Wauchope/Lightning	93,2	149	1 448	1,3
TOTAL(6)		16 847	111 700	100,0

Notes

(1) Quote-part dans les réserves établies attribuable à l'intérêt économique direct moyen pondéré des propriétaires antérieurs des propriétés Carlyle, sans déduire les redevances payables à d'autres.

(2) D'après les réserves établies tirées du rapport McDaniel sur les propriétés Carlyle.

(3) Selon les hypothèses de la hausse des coûts et des prix.

(4) Actualisées à 10 %, sans tenir compte des frais généraux et administratifs, des intérêts débiteurs, des taxes et impôts et des frais de remise en état et d'abandon des emplacements.

(5) Déduction faite des dépenses en immobilisations. Ne comprend pas la valeur des terrains inexploités.

(6) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

Terrains inexploités

Le tableau suivant présente les terrains inexploités liés aux propriétés Carlyle au 1er juillet 2003 :

	Acres bruts(1)	Acres nets(2)
Saskatchewan	32 509	30 710
Total	32 509	30 710

Notes

(1) « Acres bruts » désigne le nombre total d'acres dans lesquels les propriétaires antérieurs des propriétés Carlyle détenaient un intérêt.

(2) « Acres nets » désigne le nombre total d'acres dans lesquels les propriétaires antérieurs des propriétés Carlyle détenaient un intérêt, multiplié par l'intérêt économique direct dans ceux-ci, exprimé en pourcentage.

Le rapport Seaton-Jordan sur les propriétés Carlyle a estimé que la valeur marchande des terrains inexploités liés aux propriétés Carlyle s'établissait, au 1er juillet 2003, à 1 665 293 $. Aux fins du rapport Seaton-Jordan sur les propriétés Carlyle, l'expression « valeur marchande » s'entend du prix que, d'après Seaton-Jordan, on pourrait raisonnablement s'attendre à obtenir en contrepartie des propriétés. Aux fins du calcul de la valeur marchande, Seaton-Jordan a analysé les prix actuels les plus récents payés dans le cadre de ventes de terrains se trouvant dans le voisinage immédiat de chacune des propriétés évaluées. Dans les zones où elle n'a pu obtenir de tels prix, Seaton-Jordan s'est fiée à son jugement.

Nouvelles possibilités d'exploitation et de mise en valeur

La direction de la Société a repéré plusieurs possibilités de tirer profit du potentiel de mise en valeur éventuel en vue d'accroître la production existante, qui s'ajoutent aux projets de mise en valeur futurs pris en compte dans la valeur attribuée aux réserves dans le rapport McDaniel sur les propriétés Carlyle. Le rapport McDaniel sur les propriétés Carlyle ne tient compte ni des coûts en capital ni de la production supplémentaire éventuelle liés à ces possibilités, qui comprennent les suivantes :

- augmentation de la capacité de traitement de l'eau et d'évacuation de l'eau dans les champs clés afin d'accroître le volume de pétrole, notamment à l'aide de séparateurs d'eau libre inclinés et de nouveaux puits d'injection;
- décongestionnement des installations de traitement des liquides et de l'infrastructure de surface existantes;
- possibilités de forage intercalaire horizontal et de forage d'extension à Hazelwood en plus de celles dont on a tenu compte dans le rapport McDaniel sur les propriétés Carlyle. Les emplacements ont été entièrement délimités au moyen de levés sismiques tridimensionnels;
- optimisation de la gestion de la teneur en pétrole des gisements grâce à la fermeture de certains puits et à l'accroissement de la quantité totale des liquides tirés des puits de limite ayant une teneur en pétrole plus élevée. Les puits fermés pourraient être remis en production en fonction de la variation de la teneur en pétrole;
- reperforation de puits fermés existants afin d'accéder aux réserves non épuisées;
- nombreuses possibilités d'exploration délimitées au moyen de levés sismiques dont on pourrait tirer un profit en les vendant ou en concluant des contrats d'amodiation à leur égard;
- possibilités de forage de développement choisies dans les gisements de pétrole en sous-affleurement prolifiques Alida et Souris Valley.

Puits de pétrole

Le tableau suivant indique, au 1er avril 2003, le nombre et le statut des puits situés sur les propriétés Carlyle; il s'agit de puits qui sont productifs ou dont la Société estime qu'ils pourraient l'être. Les propriétés Carlyle ne comportent aucun puits de gaz naturel productif.

	Puits productifs(4)(5)		Puits fermés(1)	
	Pétrole		Pétrole	
	Bruts(2)	Nets(3)	Bruts(2)	Nets(3)
Hazelwood	142	139,16	62	60,76
Moose Valley	98	97,02	25	24,75
Whitebear	67	58,29	29	25,23
Parkman East	37	26,27	25	17,75
Corning/Flinton	67	66,33	25	25,00
Wauchope/Lightning	12	11,28	11	10,34
TOTAL	423	398,35	177	163,83

Notes
(1) « Puits fermés » désigne les puits qui ne sont pas productifs, mais dont la Société estime qu'ils pourraient l'être. Les puits fermés situés sur les propriétés Carlyle sont situés à une distance raisonnable de réseaux collecteurs, de pipelines ou d'autres moyens de transport ou y sont déjà reliés.
(2) « Puits bruts » désigne le nombre total de puits dans lesquels les propriétaires antérieurs des propriétés Carlyle détenaient un intérêt économique direct.
(3) « Puits nets » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct des propriétaires antérieurs des propriétés Carlyle dans celui-ci, exprimé en pourcentage.
(4) On a attribué aux puits assujettis à des droits de redevance le chiffre net de zéro.
(5) Ce ne sont pas tous les puits situés sur les propriétés Carlyle auxquels le rapport McDaniel sur les propriétés Carlyle a attribué des réserves ou qui figurent dans le présent tableau. Voir « Description de la Fiducie – La PBN et les redevances directes – Fonds de remise en état ».

Historique de production

Le tableau suivant résume les volumes de pétrole brut, de gaz naturel et de liquides de gaz naturel vendus attribuables aux propriétés Carlyle, sans tenir compte des redevances, pour les périodes indiquées.

	2003[1]			Exercice terminé le 31 décembre[1]		
	Troisième trimestre	Deuxième trimestre	Premier trimestre	2002	2001	2000
Pétrole brut (b/j)	5 137	5 479	5 976	6 287	6 964	6 299
Gaz naturel (kpi³/j)	223	230	372	513	707	394
Liquides de gaz naturel (b/j)	27	28	20	–	–	–
Total (bep/j 6:1)	5 201	5 546	6 058	6 373	7 082	6 365

Note

(1) D'après les renseignements qui ont été fournis à la Société par les propriétaires antérieurs des propriétés Carlyle.

Environ 99,5 % des revenus bruts provenant des propriétés Carlyle sont tirés du pétrole brut et des liquides de gaz naturel, et le reste, du gaz naturel. La production, qui a été établie en bep (6:1), est constituée de pétrole brut et de liquides de gaz naturel à raison d'environ 99 % et de gaz naturel à raison d'environ 1 %.

La production de pétrole brut et de liquides de gaz naturel provenant des propriétés Carlyle au 1er janvier 2003 se composait d'environ 98,5 % de pétrole brut léger (27 °API et plus), 1,0 % de condensat et 0,5 % de liquides de gaz naturel. La production ne comportait pas de pétrole lourd (moins de 20 °API).

Historique de forage

Le tableau suivant indique les puits de développement bruts et nets relatifs aux propriétés Carlyle au forage desquels les propriétaires antérieurs des propriétés Carlyle ont participé au cours des périodes indiquées.

	Exercice terminé le 31 décembre			
	2002		2001	
	Bruts[1]	Nets[2]	Bruts[1]	Nets[2]
Puits de pétrole brut	14	13,8	47	47
Puits de gaz naturel	0	0,0	0	0
Puits secs	3	3,0	0	0
Puits de service	0	0,0	9	9
Total	17	16,8	56	56

Notes

(1) « Puits bruts » désigne le nombre total de puits dans lesquels les propriétaires antérieurs des propriétés Carlyle avaient un intérêt économique direct.

(2) « Puits nets » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct des propriétaires antérieurs des propriétés Carlyle dans celui-ci, exprimé en pourcentage.

(3) On a attribué aux puits assujettis à des droits de redevance le chiffre net de zéro.

Dépenses en immobilisations

Le tableau suivant résume les dépenses en immobilisations engagées par les propriétaires antérieurs des propriétés Carlyle relativement à des acquisitions, à du forage d'exploration et de développement et à des installations et autres biens de production à l'égard des propriétés Carlyle pendant les périodes indiquées.

	2003[1]			2002[1]				2001[1]			
(en milliers de dollars)	Troisième trimestre	Deuxième trimestre	Premier trimestre	Quatrième trimestre	Troisième trimestre	Deuxième trimestre	Premier trimestre	Quatrième trimestre	Troisième trimestre	Deuxième trimestre	Premier trimestre
Acquisitions de propriétés[2]	–	–	–	–	78	10	–	95	47	10	105
Travaux de forage[3]	717	1 015	212	2 760	349	1 026	1 797	4 834	6 507	2 371	5 945
Abandons	–	–	–	234	135	–	11	276	74	–	–
Biens production[4]	195	394	399	1 095	875	–	1 359	1 481	4 002	1 413	4 395
Travaux de reconditionnement	–	–	–	–	–	4	–	–	2 166	1 179	2 317
Total	912	1 409	611	4 089	1 437	1 040	3 167	6 686	12 796	4 973	12 762

Notes

(1) D'après les renseignements qui ont été fournis à la Société par les propriétaires antérieurs des propriétés Carlyle.

(2) Les acquisitions de propriétés comprennent les achats de baux et de redevances de production et les échanges de propriétés visées par des baux et des droits de redevance.

(3) Le forage comprend le forage de développement et diverses dépenses incorporelles.

(4) Les biens de production comprennent les installations, les pipelines et divers éléments d'actif corporels liés à la production.

Revenu net historique

Le tableau suivant présente, pour les périodes indiquées, des renseignements sur les prix nets moyens des produits obtenus, sur les redevances versées, sur les frais d'exploitation engagés et sur les revenus nets touchés par les propriétaires antérieurs des propriétés Carlyle à l'égard de la production de pétrole brut, de liquides de gaz naturel et de gaz naturel tirée des propriétés Carlyle.

	Période de neuf mois terminée le 30 septembre 2003	Exercice terminé le 31 décembre		
		2002	2001	2000
Prix nets moyens obtenus à l'égard de la production				
Pétrole brut ($/b)	38,66	36,19	34,37	48,12
Équivalent de pétrole ($/bep 6:1)	38,75	36,66	34,50	51,43
Redevances versées				
Pétrole brut ($/b)	8,09	7,81	7,39	11,97
Équivalent de pétrole ($/bep 6:1)	8,09	7,81	7,39	11,97
Frais d'exploitation				
Pétrole brut ($/b)	12,77	10,61	8,75	10,85
Équivalent de pétrole ($/bep 6:1)	12,77	10,61	8,75	10,85
Revenus nets touchés				
Pétrole brut ($/b)	17,80	17,77	18,23	25,30
Équivalent de pétrole ($/bep 6:1)	17,89	18,24	18,36	28,61

Note

(1) D'après les renseignements qui ont été fournis à la Société.

Engagements futurs

Dans le cadre de l'opération visant les propriétés Carlyle, la Société a pris en charge un contrat de couverture du prix du pétrole visant la vente de 2 500 b/j de WTI à l'intérieur de la fourchette suivante :

	Quatrième trimestre de 2003	Année civile 2004
Plancher	24,00 $ US	22,00 $ US
Plafond	30,45 $ US	28,10 $ US

Arrangements de commercialisation

Le pétrole brut tiré des propriétés Carlyle est collecté dans le réseau de pipelines de Enbridge en Saskatchewan et vendu à des clients solvables à des prix du marché concurrentiels. Un peu plus de la moitié du volume des ventes nettes actuel est vendu aux termes du contrat de couverture décrit ci-dessus à la rubrique « Engagements futurs », qui expire en 2004. Le reste de la production de pétrole brut est vendu aux termes de contrats à court terme.

INFORMATION PRO FORMA CHOISIE

L'information pro forma qui suit reflète l'information cumulée se rapportant aux propriétés Provost et aux propriétés Carlyle. Dans la présente rubrique, sauf indication contraire ou si le contexte exige une interprétation différente, les mentions de la « Société » désignent toutes les filiales en exploitation. Voir également les rubriques « Description des propriétés Provost », « Acquisition des propriétés Carlyle », « Tableau des produits et des charges des propriétés initiales acquises auprès de Devon Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et six mois arrêtés aux 30 juin 2002 et 2001 », « Tableau des produits et des charges des propriétés additionnelles acquises auprès de Anadarko Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et six mois arrêtés aux 30 juin 2002 et 2001 », « Tableau des produits et des charges des propriétés Carlyle – Exercices terminés les 31 décembre 2002, 2001 et 2000 et neuf mois arrêtés aux 30 septembre 2003 et 2002 », « États financiers consolidés pro forma non vérifiés de Harvest Energy Trust au 30 septembre 2003 et pour la période de neuf mois arrêtée au 30 septembre 2003 et l'exercice terminé le 31 décembre 2002 » qui figurent dans la présente notice annuelle ainsi que les états financiers consolidés de Harvest Energy Trust pour les neuf mois arrêtés au 30 septembre 2003 et les états financiers consolidés de Harvest Energy Trust pour la période allant du 10 juillet 2002 au 31 décembre 2002 pour obtenir une description de chaque groupe de propriétés et des renseignements sur les réserves, la production et les revenus et les frais d'exploitation directs relatifs à chacune.

Description pro forma des propriétés

Les propriétés Provost sont situées dans le centre-est de l'Alberta, près de Provost, et comprennent des participations dans les grands champs pétrolifères suivants : Hayter, Thompson Lake, David North, Killarney, Amisk, Czar, West Provost, Bellshill Lake et Metiskow. Les propriétés Carlyle sont situées dans le sud-est de la Saskatchewan, près de Carlyle, et comprennent des participations dans les grands champs pétrolifères suivants : Hazelwood, Whitebear, Parkman East, Wauchope/Lightning, Corning/Flinton et Moose Valley. Voir les rubriques « Description des propriétés Provost – Propriétés Provost principales » et « Acquisition des propriétés Carlyle – Propriétés principales ».

La Société a un intérêt économique direct moyen d'environ 99 % dans les propriétés Provost et elle acquerra un intérêt économique direct moyen d'environ 98 % dans les propriétés Carlyle. Les propriétés Provost sont exploitées principalement par la Société et celle-ci prévoit exploiter la quasi-totalité des propriétés Carlyle après la réalisation de l'opération visant les propriétés Carlyle.

Les réserves établies (d'après l'hypothèse de la hausse des coûts et des prix utilisée dans le rapport McDaniel sur les propriétés Provost et dans le rapport McDaniel sur les propriétés Carlyle), sans déduire les redevances, des propriétés Provost et des propriétés Carlyle se composent de 16 568 kb de pétrole brut léger, de 7 616 kb de pétrole brut de densité moyenne, de 8 870 kb de pétrole brut de densité lourde, de 273 kb de liquides de gaz naturel et 2 531 Mpi^3 de gaz naturel.

Les propriétés Provost et les propriétés Carlyle comprennent respectivement des terrains inexploités de 17 745 et de 30 710 acres nets, 757 et 398 puits de pétrole productifs nets, 3,3 et aucun puits de gaz naturel productifs nets, 290 et 164 puits de pétrole fermés nets et 1,4 et aucun puits de gaz naturel fermé net. En outre, la Société acquerra une redevance dérogatoire brute non convertible de 5 %, qui n'est pas assujettie à des déductions, à l'égard de terrains inexploités de plus de 200 000 acres nets adjacents à la région où les propriétés Carlyle sont situées.

Le portefeuille de propriétés Provost et de propriétés Carlyle est doté des caractéristiques suivantes :

a) **Accumulations de réserves considérables :** La plupart des propriétés Provost et des propriétés Carlyle partagent la même caractéristique pour ce qui est des vastes accumulations de réserves de pétrole qui s'y trouvent. Au total, la direction estime que le PIEP de ces propriétés totalise environ 1 000 Mbep. La direction estime que ces grandes quantités de PIEP lui permettront d'entreprendre de vastes programmes de récupération des réserves, ce qui pourrait prolonger la durée des réserves des propriétés et contribuer à la rentabilité des filiales en exploitation.

b) **Poussée d'eau active des gisements :** La plupart des propriétés Provost et des propriétés Carlyle partagent la même caractéristique pour ce qui est du fait que leurs gisements bénéficient d'une poussée d'eau de fond naturelle provenant d'un aquifère sous-jacent. La direction est d'avis que ce débit d'eau naturel permet un balayage constant du gisement et que, s'il est géré adéquatement, il contribuera à accroître la récupération ultime des réserves.

c) **Rendement de production prévisible :** La production tirée des propriétés Provost et des propriétés Carlyle provient d'environ 1 137 puits, qui, dans l'ensemble, ont toujours donné une production stable, ce qui laisse croire à la direction que les prévisions relatives à la production sont plus prévisibles et fiables.

d) **Exploitation :** En tant qu'exploitante des propriétés Provost et des propriétés Carlyle, la Société sera en mesure de contrôler la gestion et l'exploitation de façon à améliorer la valeur des propriétés Provost et des propriétés Carlyle au profit de la Fiducie.

e) **Concentration :** Les propriétés Provost et les propriétés Carlyle sont concentrées dans des zones relativement limitées du centre-est de l'Alberta et du sud-est de la Saskatchewan. La direction est d'avis que cela permettra à la Société de tirer profit d'économies d'échelle dans la gestion des propriétés Provost et des propriétés Carlyle et d'améliorer effectivement la valeur de ces propriétés en appliquant sur l'expérience acquise à partir d'une propriété aux autres propriétés.

f) **Possibilités de mise en valeur :** Bien que les propriétés Provost et les propriétés Carlyle aient été soumises à de vastes programmes de forage et de mise en valeur, la direction estime qu'il existe des possibilités d'améliorer la production et d'accroître la mise en valeur des réserves qui y sont liées.

Information pro forma sur les réserves

McDaniel a dressé le rapport McDaniel sur les propriétés Provost et le rapport McDaniel sur les propriétés Carlyle qui évaluent, au 1er janvier 2003, les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux propriétés Provost, aux redevances directes et aux propriétés Carlyle. Les réserves indiquées dans la présente rubrique sont les réserves combinées indiquées dans le rapport McDaniel sur les propriétés Provost et dans le rapport McDaniel sur les propriétés Carlyle. **Le rapport McDaniel sur les propriétés Provost et le rapport McDaniel sur les propriétés Carlyle évaluent les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux propriétés Provost, aux redevances directes et aux propriétés Carlyle sans tenir compte de la provision pour impôts sur le revenu, des intérêts débiteurs et des frais du service de la dette, des frais généraux et administratifs ou des frais de remise en état des installations, d'abandon des puits, de remise en état des emplacements de puits et de récupération, mais compte tenu des redevances estimatives, des frais d'exploitation et des dépenses en immobilisations futures. Les réserves probables et la valeur actualisée des réserves qui sont présentées dans les tableaux ci-dessous ont été réduites de 50 % afin de tenir compte des risques liés à leur récupération. Le lecteur ne doit pas présumer que la valeur actualisée des rentrées nettes futures estimée par McDaniel représente la juste valeur marchande des réserves.** D'autres hypothèses et

réserves quant aux coûts, au prix de la production future et à d'autres questions sont résumées dans les notes qui suivent les tableaux.

Réserves de pétrole et de gaz naturel
et rentrées nettes avant impôts pro forma
en présumant la hausse des coûts et des prix[1]

	Pétrole brut et liquides de gaz naturel (kb)		Gaz naturel (Mpi³)		Valeur actualisée estimative des rentrées nettes futures avant impôts (en milliers de dollars)[2] Actualisée à			
	Brutes[2]	Nettes[2]	Brutes[2]	Nettes[2]	0 %	10 %	15 %	20 %
Réserves prouvées[2]								
Réserves productives[2]	28 436	25 338	1 913	1 612	297 076	228 796	208 046	191 762
Réserves non productives[2]	355	332	336	259	5 580	4 285	3 815	3 426
Réserves prouvées inexploitées[2]	2 286	1 919	95	78	22 383	15 274	12 844	10 894
Total des réserves prouvées[2]	31 077	27 589	2 344	1 949	325 038	248 355	224 704	206 082
Réserves probables affectées d'un facteur de risque[2]	2 249	1 963	187	155	23 596	14 001	11 335	9 397
Réserves établies[2]	33 326	29 552	2 531	2 104	348 635	262 356	236 039	215 479

Notes
(1) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.
(2) *Voir les notes (1) à (12) du tableau qui figure à la rubrique « Réserves de pétrole et de gaz naturel attribuables aux* propriétés Provost et aux redevances directes » et les notes (1) à (13) du tableau qui figure à la rubrique « Acquisition des propriétés Carlyle – Réserves de pétrole et de gaz naturel ».

Réserves de pétrole et de gaz naturel
et rentrées nettes avant impôts pro forma
en présumant la constance des coûts et des prix[1]

	Pétrole brut et liquides de gaz *naturel* (kb)		*Gaz naturel* (Mpi³)		Valeur actualisée estimative des rentrées nettes *futures avant impôts (en milliers de dollars)*[1][2] Actualisée à			
	Brutes[2]	Nettes[2]	Brutes[2]	Nettes[2]	0 %	10 %	15 %	20 %
Réserves prouvées[2]								
Réserves productives[2]	30 322	27 030	2 032	1 729	391 921	274 927	243 714	220 279
Réserves non productives[2]	359	334	336	259	6 766	5 152	4 570	4 091
Réserves prouvées inexploitées[2]	2 327	1 956	95	78	27 374	18 617	15 688	13 356
Total des réserves prouvées[2]	33 008	29 320	2 463	2 066	426 061	298 696	263 971	237 726
Réserves probables affectées d'un facteur de risque[2]	2 514	2 205	184	152	33 515	18 150	14 466	11 864
Réserves établies[2]	35 522	31 525	2 647	2 218	459 576	316 846	278 437	249 590

Notes
(1) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.
(2) Voir les notes (1) à (12) du tableau qui figure à la rubrique « Réserves de pétrole et de gaz naturel attribuables aux propriétés Provost et aux redevances directes » et les notes (1) à (13) du tableau qui figure à la rubrique « Acquisition des propriétés Carlyle – Réserves de pétrole et de gaz naturel ».

Rentrées nettes estimatives avant impôts – Réserves établies des propriétés pro forma en présumant la hausse des coûts et des prix[1] (en milliers de dollars)

Année	Production annuelle (kbep)	Revenus attribuables à la participation de la Société	Redevances à payer[2]	Frais d'exploitation	Autres revenus	Bénéfice d'exploitation net	Investissement en capital net	Rentrées nettes[3][4]
2003	5 986	184 557	30 111	52 529	60	101 977	8 155	93 822
2004	5 328	146 401	22 537	51 854	54	72 065	6 710	65 354
2005	4 536	125 055	18 645	49 301	48	57 157	5 221	51 937
2006	3 732	97 184	13 632	47 574	43	36 022	–	36 022
2007	3 055	80 929	10 717	44 736	39	25 515	–	25 515
2008	2 421	66 370	8 402	39 611	35	18 392	–	18 392
2009	1 716	49 020	5 893	30 978	32	12 182	–	12 182
2010	1 085	32 610	3 921	20 189	–	8 500	–	8 499
2011	839	26 188	2 970	16 871	–	6 347	–	6 347
2012	689	22 016	2 455	14 403	–	5 158	–	5 158
2013	588	19 321	2 128	12 804	–	4 390	–	4 390
2014	510	17 026	1 673	11 911	–	3 442	–	3 442
2015	456	15 485	1 467	11 220	–	2 799	–	2 799
2016	399	13 739	1 252	10 129	–	2 358	–	2 358
2017	365	12 856	1 122	9 757	–	1 977	–	1 977
Par la suite	2 043	79 490	7 539	61 509	–	10 442	–	10 442
Total	33 747	988 245	134 462	485 374	311	368 723	20 085	348 636

Notes

(1) Les chiffres pourraient ne pas correspondre à ceux du rapport McDaniel sur les propriétés Provost et du rapport McDaniel sur les propriétés Carlyle et le total des colonnes pourrait sembler inexact, étant donné dans les deux cas que les chiffres ont été arrondis.

(2) Comprend les impôts miniers.

(3) Non actualisées.

(4) Rentrées nettes sans tenir compte des impôts sur le revenu, des intérêts débiteurs, des frais généraux et administratifs et des frais estimatifs de remise en état des installations et d'abandon des puits.

Information pro forma choisie sur la production

Le tableau suivant résume les volumes de pétrole brut, de gaz naturel et de liquides de gaz naturel vendus attribuables aux propriétés Provost et aux propriétés Carlyle, sans tenir compte des redevances, pour les périodes indiquées.

	2003[1][4]			Exercice terminé le 31 décembre[1][2][3][4]		
	Troisième trimestre	Deuxième trimestre	Premier trimestre[2][3]	2002	2001	2000
Pétrole brut (b/j)	16 191	14 850	14 010	15 623	14 836	12 826
Gaz naturel (kpi^3/j)	1 676	1 391	1 247	1 694	1 303	640
Liquides de gaz naturel (b/j)	104	95	63	5	–	–
Total (bep/j 6:1)	16 574	15 177	14 281	15 910	15 053	12 933

Notes

(1) Pour ce qui est des propriétés Provost, d'après les renseignements fournis à la Société par les vendeurs des propriétés Provost pour les périodes pendant lesquelles celles-ci n'étaient pas détenues par les filiales en exploitation et d'après les registres de la Société pour toutes les autres périodes.

(2) Pour ce qui est des propriétés Carlyle, d'après les renseignements qui ont été fournis à la Société par les propriétaires antérieurs des propriétés Carlyle.

(3) Ne comprend pas la production tirée des propriétés Killarney, Amisk et Czar.

(4) Voir également les rubriques « Autres renseignements sur les propriétés Provost – Historique de production » et « Acquisition des propriétés Carlyle – Historique de production ».

Revenus et frais d'exploitation directs pro forma

Le tableau suivant présente les revenus et les frais d'exploitation directement attribuables aux propriétés Provost et aux propriétés Carlyle pour les périodes indiquées.

	2003[1]			Exercice terminé le 31 décembre[1][3]		
	Troisième trimestre	Deuxième trimestre	Premier trimestre[3]	2002	2001	2000
	(en milliers de dollars) (non vérifié)	(en milliers de dollars) (non vérifié)	(en milliers de dollars) (non vérifié)	(en milliers de dollars)	(en milliers de dollars)	(en milliers de dollars)
Revenus						
Ventes de pétrole et de gaz naturel[1][2]	36 444	33 588	30 701	153 285	144 231	191 219
Frais d'exploitation	15 022	12 944	13 152	51 325	47 031	43 335
Bénéfice d'exploitation	21 422	20 644	17 549	101 960	97 200	147 884

Notes

(1) Voir les rubriques « Tableau des produits et des charges des propriétés initiales acquises auprès de *Devon Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et six mois arrêtés aux* 30 juin 2002 et 2001 », « Tableau des produits et des charges des propriétés additionnelles acquises auprès de Anadarko Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et six mois arrêtés aux 30 juin 2002 et 2001 », « Tableau des produits et des charges des propriétés Carlyle – Exercices terminés les 31 décembre 2002, 2001 et 2000 et neuf mois arrêtés aux 30 septembre 2003 et 2002 », « États financiers consolidés pro forma non vérifiés de Harvest Energy Trust au 30 septembre 2003 et pour la période de neuf mois arrêtée au 30 septembre 2003 et l'exercice terminé le 31 décembre 2002 » figurant dans la présente notice annuelle. Voir également « Autres renseignements sur les propriétés Provost – Revenus et frais d'exploitation directs » et « Acquisition des propriétés Carlyle – Revenu net historique ». Voir également les états financiers consolidés de la Fiducie pour les neuf mois arrêtés au 30 septembre 2003 et les états financiers consolidés de la Fiducie pour la période allant du 10 juillet 2002 au 31 décembre 2002.

(2) Compte tenu des redevances et du revenu de redevances.

(3) Ne comprend pas le revenu et les frais attribuables aux propriétés Killarney, Amisk et Czar.

DESCRIPTION DE LA FIDUCIE

Introduction

La Fiducie est une fiducie de placement à capital variable sans personnalité morale établie en vertu des lois de la province d'Alberta. La Fiducie n'est pas gérée par un tiers, mais par la Société, sa filiale en propriété exclusive, conformément à l'acte de fiducie et à la convention d'administration.

La Fiducie a été établie aux fins suivantes :

a) acquérir la PBN et des intérêts similaires de la Société et les redevances directes;

b) verser à la Société, dans le mesure des fonds dont la Fiducie dispose, 99 % du coût des avoirs miniers canadiens acquis par la Société (y compris toute somme empruntée en vue d'acquérir ces avoirs) et de certaines dépenses en immobilisations désignées liées aux propriétés (y compris toute somme empruntée en vue de financer ces dépenses);

c) acquérir des titres de la Société et des titres d'autres entreprises, y compris des personnes morales, des sociétés de personnes ou des fiducies qui constituent des placements autorisés, ou investir dans de tels titres et emprunter des fonds ou obtenir d'autres formes de crédit à cette fin;

d) aliéner une partie du fonds de la Fiducie, y compris les titres de la Société;

e) détenir temporairement des espèces et des placements dans le but de payer les frais et les dettes de la Fiducie, faire d'autres placements de la manière envisagée dans l'acte de fiducie, régler les sommes payables par la Fiducie dans le cadre du rachat des parts de fiducie et verser des distributions aux porteurs de parts;

f) payer les frais liés à ce qui précède.

Voir « Description de la Fiducie – Espèces distribuables » et « Description de la Fiducie – Espèces à distribuer ».

La PBN et les redevances directes

Aperçu

La PBN représente le droit de recevoir un paiement mensuel des filiales en exploitation, conformément aux modalités des conventions relatives à la PBN, correspondant à l'excédent de quatre-vingt-dix-neuf pour cent (99 %) du produit brut tiré de la vente de la production attribuable aux participations dans les propriétés au cours du mois en question (les « revenus provenant de la PBN ») sur quatre-vingt-dix-neuf pour cent (99 %) de certains frais de production déductibles à l'égard de cette période. La quote-part restante de 1 % du produit brut tiré de la vente de la production qui ne fait pas partie de la PBN et que les filiales en exploitation conservent, ainsi que le revenu que les filiales en exploitation tirent de propriétés qui ne constituent pas des intérêts économiques directs dans des avoirs miniers canadiens (y compris la quote-part de 1 % revenant à la Société dans le revenu tiré de droits de redevance dont découlent les redevances directes), servent à acquitter certains frais et dépenses en immobilisations des filiales en exploitation.

Dans le cadre du calcul de la PBN, les filiales en exploitation déduisent divers frais. La Fiducie rembourse également aux filiales en exploitation les redevances et les autres frais payables à la Couronne par celles-ci relativement à la production tirée des propriétés de la Société ou au fait qu'elles en sont propriétaires. Les filiales en exploitation ont le droit de compenser leur obligation de payer la PBN par leur droit à ce remboursement.

Conformément aux conventions relatives à la PBN, la Fiducie est tenue de verser aux filiales en exploitation l'obligation différée de versement du prix d'achat. Pour régler cette dernière, la Fiducie verse à la Société le produit net de l'émission des parts de fiducie ou le produit découlant de l'aliénation de la PBN visant des propriétés à la Société. La Fiducie n'est tenue de régler l'obligation différée de versement du prix d'achat que si elle dispose d'un tel produit. Voir la rubrique « Obligation différée de versement du prix d'achat » ci-après à ce sujet.

Conformément aux conventions relatives à la PBN, la quasi-totalité des avantages économiques tirés de l'actif des filiales en exploitation reviennent à la Fiducie et, en bout de ligne, aux porteurs de parts. Les modalités de chacune des conventions relatives à la PBN demeureront en vigueur tant que des droits pétroliers et gaziers seront visés par celles-ci.

En plus de la PBN, la Fiducie est propriétaire d'une participation véritable dans les redevances directes et elle pourrait acquérir d'autres redevances directes, qui pourraient être composées de droits de redevances sur des droits pétroliers et gaziers.

Obligation différée de versement du prix d'achat

Conformément aux conventions relatives à la PBN, l'obligation différée de versement du prix d'achat se compose d'une obligation continue de la Fiducie de verser aux filiales en exploitation, dans la mesure des fonds dont elle dispose, une somme correspondant à ce qui suit :

a) la partie des frais d'acquisition engagés par les filiales en exploitation qui est attribuable aux avoirs miniers canadiens, plus

b) certains frais désignés de forage, de conditionnement, d'équipement et autres relatifs aux propriétés, plus

c) la partie de la dette contractée relativement à ces frais d'acquisition et à ces dépenses en immobilisations qui sont payables au moment où la Société rembourse cette dette.

Pour régler l'obligation différée de versement du prix d'achat, la Fiducie est tenue de verser à la Société le produit net de l'émission des parts de fiducie ou le produit découlant de l'aliénation de la PBN afférente aux propriétés détenues par la Société. La Fiducie n'est tenue de régler l'obligation différée de versement du prix d'achat que si elle dispose d'un tel produit.

Voici ce qui se produit lorsque la Société désigne une dépense comme étant une obligation différée de versement du prix d'achat :

a) si la dépense désignée est financée au moyen de l'émission de parts de fiducie supplémentaires, au moyen du produit des aliénations de la partie des propriétés qui constitue un avoir minier canadien, au moyen de l'aliénation de redevances directes ou au moyen de l'émission de titres d'emprunt, elle ne sera pas imputée au revenu provenant de la PBN et, par conséquent, elle ne diminuera pas les versements de revenu provenant de la PBN à la Fiducie ou les distributions aux porteurs de parts;

b) la Fiducie est tenue de verser à la Société 99 % du montant de la dépense désignée, dans la mesure où la Société ne l'a pas financée au moyen d'un emprunt;

c) le coût, pour la Fiducie, de la dépense désignée est ajouté à son compte de frais à l'égard de biens canadiens relatifs au pétrole et au gaz naturel, ce qui lui permet d'obtenir des déductions fiscales supplémentaires;

d) le revenu supplémentaire provenant des propriétés acquises au moyen de la dépense désignée sera ajouté aux revenus servant à calculer le revenu provenant de la PBN, ce qui pourrait éventuellement accroître la somme payable à la Fiducie aux termes des conventions relatives à la PBN.

Fonds de réserve

Conformément aux conventions relatives à la PBN, les filiales en exploitation ont le droit de déposer des sommes sur les revenus de production et d'autres revenus que la Société touche à l'égard des propriétés dans le fonds de réserve si celle-ci juge prudent de le faire, à sa discrétion exercée de façon raisonnable, conformément aux pratiques commerciales prudentes, dans le but de constituer une provision qui servira à payer les frais de la production dont la Société estime qu'ils seront ou pourraient être exigibles au cours des six prochains mois ou qu'elle ne pourrait peut-être pas régler au moyen des revenus dont elle dispose au moment opportun. La Société est tenue d'affecter les sommes qu'elle a déposées dans le fonds de réserve au règlement des frais de production. Dans la mesure où ces sommes sont prélevées sur le fonds de réserve et affectées au paiement des frais de production, elles seront déduites de la PBN.

Fonds de remise en état

Chacune des filiales en exploitation est responsable de sa part des obligations environnementales courantes et de la remise en état ultime des propriétés au moment de leur abandon. Conformément aux conventions relatives à la PBN, les filiales en exploitation ont établi une stratégie de financement dans le but de financer les obligations de remise en état et les autres obligations environnementales futures prévues à l'heure actuelle. Dans la mesure où ces sommes sont prélevées sur le fonds de remise en état et affectées au financement des frais de remise en état des emplacements et d'abandon des puits et des installations, elles sont déduites dans le cadre du calcul du revenu provenant de la PBN.

Les obligations environnementales courantes devraient être financées au moyen d'emprunts et des rentrées de fonds. Ces obligations diminueront le montant du revenu provenant de la PBN qui est payable à la Fiducie. La Société estime actuellement que les obligations environnementales et de remise en état futures relatives aux propriétés Provost et aux propriétés Carlyle totaliseront respectivement, déduction faite des frais de récupération, environ 20 M$ et 9,9 M$ pendant la durée restante de ces propriétés.

En plus des puits productifs et des puits capables de production qui ont été repérés, les propriétés Provost comprennent des participations dans 222 puits d'injection, de refoulement ou de service actifs bruts (191 puits nets) et 146 puits fermés ou dont l'exploitation a été suspendue bruts (126 puits nets), qui ont tous été inclus dans l'estimation totale des obligations environnementales et de remise en état futures de la Société. **L'estimation des réserves associées aux propriétés Provost et la valeur actualisée des rentrées nettes futures tirées de ces réserves indiquées dans le rapport McDaniel sur les propriétés Provost ne tiennent pas compte des frais estimatifs de remise en état des installations, d'abandon des puits, de remise en état des emplacements et de récupération.**

Les propriétés Carlyle comprennent des participations dans 91 puits d'injection, de refoulement ou de service actifs bruts (87 puits nets) et 165 puits fermés ou dont l'exploitation a été suspendue bruts (158 puits nets), qui ont tous été inclus dans l'estimation totale des obligations environnementales et de remise en état futures de la Société. **L'estimation des réserves associées aux propriétés Carlyle et la valeur actualisée des rentrées nettes futures tirées de ces réserves indiquées dans le rapport McDaniel sur les propriétés Carlyle ne tiennent pas compte des frais estimatifs de remise en état des installations, d'abandon des puits, de remise en état des emplacements et de récupération.**

Espèces distribuables

Les espèces distribuables sont constituées des sommes touchées par la Fiducie aux termes de la PBN et des redevances directes, de l'intérêt et des autres revenus tirés des placements autorisés, du CIAR obtenu par la Fiducie, déduction faite des redevances à la Couronne non déductibles que la Fiducie rembourse aux filiales en exploitation, des dividendes versés sur les actions des filiales en exploitation et des autres dividendes versés sur les titres de celles-ci, déduction faite de tous les frais et de toutes les dettes de la Fiducie, y compris les frais du service de la dette, qui sont exigibles ou qui ont été cumulés et qui sont imputables au revenu.

Conformément à l'acte de fiducie et à la convention d'administration, la Société calcule le revenu provenant de la PBN de chaque mois civil et organise le paiement de certains frais directs de la Fiducie au moyen de celui-ci.

Le montant réel des espèces distribuables dépend notamment de la quantité et de la qualité du pétrole brut, du gaz naturel et des liquides du gaz naturel produites, des prix touchés pour cette production, des frais directs de la Fiducie, des taxes et impôts, des frais d'exploitation, des frais de transport et de traitement, des dépenses en immobilisations, des frais du service de la dette, des redevances à la Couronne et des autres redevances, des autres frais destinés à la Couronne, des contributions nettes au fonds de remise en état, des contributions nettes des filiales en exploitation au fonds de réserve et des frais généraux et administratifs de la Fiducie et des filiales en exploitation. Voir la rubrique « Facteurs de risque ».

Les filiales en exploitation ont aussi la possibilité de contracter des dettes et de conserver des espèces de manière à modifier les fluctuations saisonnières et les autres fluctuations des espèces distribuables. Les porteurs de parts peuvent également recevoir des distributions du produit net tiré de la vente des propriétés dans la mesure où la Société décide de ne pas utiliser ce produit pour acquérir d'autres propriétés.

Retard dans les espèces distribuables

En plus des retards habituels pouvant se produire dans les paiements effectués par les acheteurs de pétrole et de gaz naturel aux exploitants des propriétés et par l'exploitant aux filiales en exploitation ou à la Fiducie, ces paiements pourraient également être retardés en raison des restrictions imposées par les prêteurs, des retards dans la vente ou la livraison de produits, des retards dans le raccordement de puits à un réseau collecteur, d'éruptions ou d'autres accidents, du recouvrement par l'exploitant de frais engagés dans le cadre de l'exploitation des propriétés ou de la constitution de provisions par l'exploitant à l'égard de tels frais.

Fonds de capital

La Fiducie conserve jusqu'à 50 % des espèces distribuables dans son fonds de capital dans le but de financer les acquisitions futures et la mise en valeur des propriétés de manière à pouvoir continuer à obtenir ou à maintenir des espèces distribuables pendant une période plus longue que ce qui aurait été possible autrement. Au 30 septembre 2003, les contributions au fonds de capital s'élevaient à environ 2,5 M$.

Espèces à distribuer

Les espèces à distribuer sont constituées du solde des espèces distribuables qui sont distribuées aux porteurs de parts, déduction faite des fonds conservés par la Fiducie aux fins du fonds de capital.

Les porteurs de parts inscrits à une date de clôture des registres ont le droit de toucher des distributions en espèces mensuelles des espèces à distribuer qui deviendront payables le 15e jour suivant la date de clôture des registres ou le jour ouvrable suivant si cette date ne correspond pas à un jour ouvrable.

Traitement fiscal

Toutes les sommes versées par la Fiducie relativement aux frais d'acquisition et à l'obligation différée de versement du prix d'achat constituent des FBCPG de la Fiducie au cours de l'année durant laquelle ils auront été engagés. La quote-part de la Fiducie dans le produit de disposition d'avoirs miniers canadiens qui peut être touchée en raison de la renonciation à la PBN réduira les FBCPG cumulatifs de la Fiducie. Pour calculer la partie des espèces à distribuer qui est imposable pour un porteur de parts, la Fiducie a le droit de se prévaloir d'une déduction annuelle relativement à ses FBCPG cumulatifs, à la déduction relative aux ressources et aux frais d'émission capitalisés conformément aux dispositions de la Loi de l'impôt. La partie des espèces à distribuer aux porteurs de parts qui n'est pas imposable entre les mains de la Fiducie est considérée comme un remboursement de capital et diminue le prix de base rajusté des parts de fiducie détenues à titre d'immobilisations par un porteur de parts. À cet égard, l'imposition des distributions de capital est reportée jusqu'à ce qu'une disposition réelle ou réputée des parts de fiducie survienne ou jusqu'à ce que les parts de fiducie d'un porteur aient un prix de base rajusté inférieur à zéro.

Conseil d'administration

Le conseil d'administration de la Société se compose de cinq membres. Conformément à l'acte de fiducie, les porteurs de parts ont le droit d'élire les membres du conseil d'administration chaque année. Avant la tenue de toutes les assemblées annuelles, la Société fera parvenir une circulaire d'information et une procuration aux porteurs de parts relativement à l'élection de ses administrateurs à chacune de ces assemblées. Voir la rubrique « Renseignements sur la Société – Administrateurs et membres de la direction de la Société ».

Délégation de pouvoirs, administration et régie de la Fiducie

Les décisions importantes en matière de gestion de la Fiducie ont été déléguées de manière générale à la Société (et, par conséquent, au conseil d'administration de la Société). Plus particulièrement, le fiduciaire a délégué à la Société la responsabilité des questions ayant trait à ce qui suit : (i) les placements de titres, (ii) la conformité aux lois applicables, y compris relativement à un placement, (iii) le contenu des documents de placement, l'exactitude des renseignements qui y figurent et les attestations y afférentes, (iv) les modalités des contrats importants de la Fiducie et les modifications apportées à ceux-ci, (v) les conventions de prise ferme ou de placement pour compte prévoyant la vente de parts de fiducie ou de droits visant des parts de fiducie, (vi) les rachats de parts de fiducie, (vii) les droits de vote afférents aux placements dans le fonds de la Fiducie ou aux placements subséquents et (viii) les pouvoirs et l'autorité exprès dont il est question dans l'acte de fiducie.

Conformément aux conventions relatives à la PBN, les filiales en exploitation ont le contrôle exclusif de la mise en valeur des propriétés et des terrains mis en commun ou faisant l'objet d'une exploitation concertée avec celles-ci ainsi que de la récupération de pétrole, de gaz naturel et de liquides de gaz naturel qui en sont tirés, y compris toutes les décisions ayant trait au forage, au conditionnement, à l'équipement, à la production, à la suspension, à l'abandon et à la fermeture des puits, au moment et à la manière dont ces travaux doivent être effectués et toutes les décisions

ayant trait au fait de convertir ou non les redevances en intérêts économiques directs. Le conseil de Harvest a décidé que toutes les décisions importantes en matière d'exploitation et toutes les décisions ayant trait (i) aux acquisitions et aux aliénations de propriétés moyennant un prix d'achat ou un produit supérieur à 5 M$, (ii) à l'approbation des budgets de dépenses en immobilisations, (iii) à l'approbation des politiques et des mesures de gestion des risques projetées et (iv) à l'établissement de facilités de crédit doivent être prises par le conseil d'administration.

Lorsqu'elle exerce ses pouvoirs et s'acquitte des obligations qui lui incombent, la Société est tenue d'agir honnêtement et de bonne foi et d'exercer le degré de soin, de diligence et de compétence dont ferait preuve un consultant et administrateur du secteur pétrolier et gazier raisonnablement prudent dans des circonstances comparables. Lorsqu'elle exerce ses pouvoirs et s'acquitte des obligations qui lui incombent, la Société a pour objectif de maximiser le revenu distribuable aux porteurs de parts dans la mesure où cela est conforme avec la croissance à long terme de la valeur de la Fiducie. Pour atteindre cet objectif, la Fiducie emploie et continuera d'employer des pratiques commerciales prudentes du secteur pétrolier et gazier. Toutes les activités de la Société sont et continueront d'être exercées conformément aux lois applicables, dans l'intérêt des porteurs de parts et de la Fiducie.

Le conseil de Harvest examine en permanence la nature et la portée des services que la Société doit fournir à la Fiducie et les frais nécessaires à leur prestation.

Les frais généraux et administratifs sont déduits des revenus de production dans le cadre du calcul du revenu provenant de la PBN dans la mesure où ils n'ont pas été acquittés au moyen des autres revenus de la Société ou déduits par la Fiducie dans le calcul des espèces distribuables. La Société facture les frais généraux et administratifs à la Fiducie en fonction des frais directs qu'elle a engagés pour remplir les obligations qui lui incombent envers la Fiducie aux termes de l'acte de fiducie et de la convention d'administration. La Société a droit au remboursement de tous ses frais directs et indirects et de tous les frais et des dépenses qu'elle a consacrés à la création, au démarrage, à la mise en place et à l'organisation de la Fiducie et au transfert en sa faveur de la propriété, de la gestion et de l'exploitation des propriétés Provost et des propriétés Carlyle par les vendeurs des propriétés Provost et le vendeur des propriétés Carlyle. Dans la mesure où ces frais ont été engagés jusqu'à présent, ils ont été acquittés par la Société au moyen de prélèvements sur une facilité de crédit préalable ou sur un crédit-relais que Caribou a consenti à la Fiducie.

Emprunts de la Fiducie

Le 28 juillet 2003, la Fiducie a conclu les billets de financement provisoire par capitaux propres avec les prêteurs du financement provisoire, qui prévoient que des avances pouvant aller jusqu'à 40 M$ peuvent être consenties à la Fiducie afin de faciliter le paiement de l'obligation différée de versement du prix d'achat résultant de l'acquisition des propriétés Carlyle. Le 29 septembre 2003, les billets de financement provisoire par capitaux propres ont été modifiés afin de permettre que les avances consenties soient affectés au remboursement intégral de la facilité bancaire préalable et la Fiducie a conclu les billets de financement provisoire. Ceux-ci prévoient que des avances pouvant aller jusqu'à 30 M$ peuvent être consenties à la Fiducie afin de faciliter le paiement de l'obligation différée de versement du prix d'achat résultant de l'acquisition des propriétés Carlyle et de rembourser intégralement la facilité bancaire préalable. La conclusion des conventions de financement provisoire n'a pas fait ni ne fera en sorte que les prêteurs du financement provisoire obtiennent une commission d'engagement ou de montage.

Les modalités des conventions de financement provisoire prévoient que des versements d'intérêt trimestriels doivent être effectués aux prêteurs du financement provisoire à terme échu le jour ouvrable suivant un trimestre civil. Les versements sont calculés chaque jour au taux annuel fixe de 10 %, selon une année de 365 ou 366 jours (selon le cas). Aux termes des billets de financement provisoire par capitaux propres, la Fiducie a l'option de régler les versements d'intérêt trimestriels en espèces ou, sous réserve de l'approbation des organismes de réglementation compétents, en émettant des parts de fiducie. Si la Fiducie choisit d'émettre des parts de fiducie, elle devra donner aux prêteurs du financement provisoire un préavis d'au moins cinq jours ouvrables à cet effet. Le nombre de parts de fiducie devant être émises aux prêteurs du financement provisoire aux fins du règlement d'un versement trimestriel doit correspondre au montant du versement trimestriel divisé par 90 % du cours moyen pondéré des parts de fiducie à la TSX au cours des dix derniers jours de bourse du trimestre civil.

La Fiducie a également l'option de rembourser le capital impayé à tout moment. À cet effet, elle est tenue de donner aux prêteurs du financement provisoire un préavis écrit de dix jours ouvrables. Si la Fiducie choisit de rembourser une partie du capital impayé, ce versement doit être effectué en espèces. Aux termes des billets de financement provisoire par capitaux propres, si la Fiducie choisit de rembourser le capital intégralement, en plus du versement trimestriel couru à l'échéance, elle pourra alors régler son obligation en espèces ou, sous réserve de l'approbation des organismes de réglementation compétents, en émettant des parts de fiducie. Si la Fiducie choisit d'émettre des parts de fiducie, elle devra donner aux prêteurs du financement provisoire un préavis d'au moins cinq jours ouvrables à cet effet. Le nombre de parts de fiducie devant être émises aux prêteurs du financement provisoire aux fins du règlement du capital et du versement trimestriel couru doit correspondre à la somme du capital et du versement trimestriel couru divisée par 90 % du cours moyen pondéré des parts de fiducie à la TSX au cours des dix jours de bourse précédant la date à laquelle l'obligation est réglée. Nonobstant ce qui précède, la partie du capital impayé et la totalité de l'intérêt couru et impayé à l'égard des conventions de financement provisoire sont exigibles intégralement le 1er janvier 2005. Le montant exigible le 1er janvier 2005 peut être réglé en espèces et, dans le cas des billets de financement provisoire par capitaux propres, sous réserve de l'approbation des organismes de réglementation compétents, au moyen de l'émission de parts de fiducie, les modalités relatives à l'avis et au nombre de parts de fiducie émises étant les mêmes que celles qui sont indiquées ci-dessus. Une sûreté a été accordée aux prêteurs du financement provisoire sous la forme d'une débenture assortie d'une charge fixe et flottante sur la PBN de la Fiducie. Les prêteurs du financement provisoire peuvent exiger le remboursement du montant intégral du financement advenant un cas de défaut prévu dans les conventions de financement provisoire. Le cas échéant, la Fiducie n'a pas l'option d'émettre des parts de fiducie dans le but de remplir son obligation de remboursement.

Au moment de la clôture de l'opération visant les propriétés Carlyle, le 16 octobre 2003, la Société avait remboursé environ 8,5 M$ des billets de financement provisoire par capitaux propres (une somme d'environ 25 M$ étant toujours impayée aux termes de ceux-ci) et environ 25 M$ des billets de financement provisoire (soit le remboursement intégral) au moyen de prélèvements sur la facilité bancaire actuelle.

RENSEIGNEMENTS SUR LA SOCIÉTÉ

La Société a été constituée en vertu de la *Business Corporations Act* (Alberta) le 14 mai 2002 sous la dénomination 989131 Alberta Ltd. Le 17 mai 2002, la Société a modifié ses statuts constitutifs dans le but d'adopter la dénomination Coyote Energy Inc. et, le 17 septembre 2002, elle a adopté la dénomination « Harvest Operations Corp. ». Le bureau principal de la Société est situé au 330, 5th Avenue S.W., bureau 1900, Calgary (Alberta) T2P 0L4, et son siège social, au 350, 7th Avenue S.W., bureau 1400, Calgary (Alberta) T2P 3N9. Toutes les actions émises et en circulation de la Société sont détenues par le fiduciaire au profit de la Fiducie et pour le compte de celle-ci.

Activités

La Société gère et administre la Fiducie et WEI pour le compte de la Fiducie et est responsable des services techniques, géologiques, financiers et administratifs et des services en matière de placement, d'ingénierie, de gestion des terrains et de commercialisation des marchandises ayant trait au pétrole et au gaz naturel qui se trouvent sur les propriétés et à la Fiducie. Chacun des administrateurs et des membres de la direction principale de la Société travaille au sein du secteur pétrolier et gazier depuis plus de 18 ans en moyenne. La Société compte 23 employés et consultants au bureau principal et 62 employés, consultants et entrepreneurs sur le terrain qui se consacrent aux propriétés Provost et aux propriétés Carlyle, dont les personnes clés ont une vaste expérience de tous les aspects techniques, financiers et de l'exploitation du secteur pétrolier et gazier, y compris les suivants :

- la mise sur pied, l'exploitation, la gestion, la mise en valeur et l'optimisation de propriétés pétrolifères et gazéifères;
- l'évaluation, l'acquisition et l'aliénation de propriétés pétrolifères et gazéifères;
- la commercialisation de pétrole, de gaz naturel et de liquides de gaz naturel.

Politiques et stratégies de la direction

Grâce à leur expérience, les membres de l'équipe de direction ont des antécédents reconnus en matière d'acquisition, de mise en valeur et d'exploitation de réserves de pétrole et de gaz naturel. La direction de la Société estime que le succès qu'elle tire de ces expériences peut être attribué à plusieurs principes de gestion, notamment les suivants :

a) stratégie d'évaluation et d'acquisition ciblée et rigoureuse ayant pour objectif d'acquérir des réserves pétrolières et gazières qu'elle pourra exploiter à faible coût;

b) recours à des stratégies et à des contrôles en matière d'exploitation et de gestion dans le but d'accroître les taux de production et les revenus nets tirés de la production, principalement au moyen de la réduction des frais de production;

c) établissement et exploitation du potentiel des propriétés acquises dans le but d'augmenter la production et la récupération des réserves;

d) acquisition d'autres éléments d'actif dans les zones d'exploitation existantes dans le but de favoriser l'efficacité en matière d'exploitation et de mise en valeur;

e) gestion des risques efficace au moyen de programmes d'assurance et de couverture des marchandises prudents ainsi que d'une gestion pratique des propriétés.

Il est prévu que les activités entreprises par la direction de la Société pour le compte de la Fiducie viseront les objectifs suivants :

- optimisation constante du montant des espèces distribuables et, en bout de ligne, des espèces à distribuer versées aux porteurs de parts;
- maximisation des rentrées de fonds, de la production et de la récupération des réserves des propriétés;
- croissance à long terme de la valeur des propriétés et, par conséquent, de la valeur de la PBN et des redevances directes détenues par la Fiducie grâce à l'amélioration des taux de récupération des propriétés Provost et à l'acquisition d'autres propriétés.

Emprunts de la Société

Les filiales en exploitation et la Fiducie sont autorisées à contracter des dettes en vue d'acheter des participations dans les propriétés, de faire des dépenses en immobilisations ou de contracter d'autres obligations ou engager d'autres dépenses relatives aux propriétés ou aux fins du fonds de roulement. Les dettes contractées par les filiales en exploitation en vue de financer l'achat d'avoirs miniers canadiens peuvent être remboursées au moyen des fonds versés par la Fiducie aux termes de l'obligation différée de versement du prix d'achat. Le conseil de Harvest a établi les lignes directrices suivantes à l'égard des dettes des filiales en exploitation : (i) les sommes empruntées en vue de financer l'achat de propriétés ne doivent pas excéder 50 % de la valeur des réserves de toutes les propriétés, y compris celles devant être acquises au moment où l'emprunt est contracté, comme en fait état le dernier rapport technique indépendant disponible, sauf si le conseil d'administration l'approuve expressément, et (ii) les frais du service de la dette annuels estimatifs pour les 12 mois suivant l'emprunt des sommes nécessaires au financement des dépenses en immobilisations, d'autres obligations financières ou des dépenses nécessaires pour maintenir ou améliorer la production des propriétés ne doivent pas excéder 50 % du revenu estimatif provenant de la PBN et du revenu estimatif tiré des redevances directes pendant cette période de 12 mois, sauf si le conseil d'administration l'approuve expressément. Les filiales en exploitation ont le droit d'octroyer une sûreté en priorité par rapport à la PBN, et la Fiducie est autorisée à octroyer une sûreté sur la PBN et les redevances directes pour garantir les prêts qui lui sont consentis directement ou les garanties qu'elle donne à l'égard des dettes des filiales en exploitation. Les emprunts contractés par la Fiducie doivent être approuvés par le conseil d'administration.

Les frais du service de la dette des filiales en exploitation sont déduits du calcul du revenu provenant de la PBN, et ceux de la Fiducie, du calcul des espèces distribuables. Le remboursement des dettes des filiales en exploitation est prévu de manière à minimiser, dans la mesure du possible, l'impôt sur le revenu payable par celles-ci.

Le 3 octobre 2003, la Société a conclu la facilité bancaire provisoire avec le prêteur de la facilité bancaire provisoire en vue d'obtenir un prêt d'exploitation à vue renouvelable de 15 M$, qui a été affecté au remboursement intégral de la facilité de crédit de WEI, qui lui avait été consentie par une banque à charte canadienne, et aux fins générales du fonds de roulement. Le 3 octobre 2003, la Société a remboursé une somme de 2,9 M$ en capital et intérêt couru à l'égard de la facilité de crédit de WEI. Au moment de la clôture de l'opération visant les propriétés Carlyle, le 16 octobre 2003, la facilité bancaire provisoire a été remboursée et remplacée par la facilité bancaire actuelle qui est décrite ci-après.

Le 16 octobre 2003, Harvest Operations Corp. a conclu une facilité bancaire de 89 M$ avec le prêteur de la facilité bancaire actuelle. La facilité porte intérêt à des taux allant de 0,25 % à 1,5 % au dessus du taux préférentiel et dépend du ratio de la dette par rapport aux rentrées de fonds de la Fiducie. À compter du 31 janvier 2004, la base d'emprunt sera réduite de 4,5 M$ chaque mois. Une partie de cette facilité a été affectée au remboursement de la facilité bancaire provisoire de 15 M$, une tranche de 31,35 M$ a servi à financer partiellement l'acquisition des propriétés Carlyle, une somme de 8,5 M$ a été affectée au remboursement d'une partie des billets de financement provisoire par capitaux propres et une tranche de 25 M$ a servi à rembourser les billets de financement provisoire.

		Ratio de la dette par rapport aux rentrées de fonds annualisées				
Emprunt	**Taux de base**	**<1,0 fois**	**1,0 à 1,5 fois**	**1,5 à 2,0 fois**	**2,0 à 3,0 fois**	**>3,0 fois**
En dollars canadiens	Préférentiel des banques canadiennes	+0,25 %	+0,375 %	+0,50 %	+0,75 %	+1,50 %
Acceptations bancaires	Taux du marché	+1,25 %	+1,50 %	+1,75 %	+2,00 %	s.o.
En dollars américains	Préférentiel des banques américaines	+0,25 %	+0,375 %	+0,50 %	+0,75 %	+1,50 %
Au TIOL	Taux du marché	+1,25 %	+1,50 %	+1,75 %	+2,00 %	s.o.

La Société est également assujettie à une commission d'engagement correspondant à 0,125 % par année de la tranche inutilisée de la facilité bancaire actuelle.

La garantie de la facilité bancaire actuelle consiste en une cession générale des créances, une débenture de 150 000 000 $ assortie d'une charge flottante grevant la totalité de l'actif de la Société, une déclaration relative au titre de propriété des concessions et des réserves de pétrole et de gaz naturel, des conventions de subordination à l'égard des paiements aux termes de la PBN, des paiements aux termes des conventions de financement provisoire et des restrictions relatives au versement de distributions aux porteurs de parts si une demande de remboursement est faite ou en cas de défaut ou, dans certaines circonstances, en cas d'insuffisance de la base d'emprunt ou de défaut. La Société s'est engagée, aux termes de la facilité bancaire actuelle, à conserver un ratio du fonds de roulement (c'est-à-dire, l'actif à court terme plus la tranche inutilisée de la facilité bancaire actuelle, divisé par le passif à court terme sauf la dette bancaire) d'au moins 1:1, à conserver une couverture minimale de 50 % et de 25 % des volumes de pétrole pour les quatre premiers trimestres civils à venir et les quatre trimestres civils suivants, respectivement, et à se conformer aux exigences habituelles du secteur en ce qui a trait à la présentation de l'information, à l'exploitation, à la conformité aux lois, au paiement des impôts et taxes, à l'environnement, à l'accès des prêteurs aux livres et aux registres, à la tenue de livres, aux changements de contrôle, aux fusions, aux regroupements, au versement de dividendes ou à la répartition du capital, aux emprunts garantis supplémentaires ou à la garantie des obligations d'autres personnes, à l'aliénation de l'actif en contrepartie d'un produit annuel supérieur à 100 000 $ et à la couverture de plus de 75 % des volumes de production visés par des intérêts économiques directs.

Les cas de défaut aux termes de la facilité bancaire actuelle comprennent les événements suivants : le fait de ne pas rembourser le capital ou de verser l'intérêt sur celui-ci lorsqu'ils sont exigibles, le fait de ne pas respecter les garanties ou les engagements, une déclaration fausse ou trompeuse d'un fait important, un changement défavorable important dans la situation financière ou l'exploitation de la Société, une poursuite non contestée qui a été intentée afin de réaliser les charges grevant l'actif de la Société ayant une valeur globale de 500 000 $, la liquidation ou la dissolution de la Société, la cessation de l'exploitation de la Société et la nomination d'un séquestre ou d'un fiduciaire par un tribunal ou aux termes d'une autre convention.

En date des présentes, une somme d'environ 64 M$ était impayée aux termes de la facilité bancaire actuelle.

Couverture des prix des marchandises

La Société a conclu les contrats de couverture du prix du pétrole suivants avec diverses contreparties, y compris son ancien prêteur :

Swaps	Durée	Prix par baril
1 000 b/j	D'octobre à décembre 2003 incl.	36,63 $ CA
1 510 b/j	De janvier à mars 2004 incl.	23,23 $ US
1 300 b/j	De janvier à mars 2004 incl.	24,33 $ US
500 b/j	De janvier à décembre 2004 incl.	24,12 $ US
500 b/j	De janvier à décembre 2004 incl.	24,25 $ US
1 430 b/j	D'avril à juin 2004 incl.	22,93 $ US
1 200 b/j	D'avril à juin 2004 incl.	25,50 $ US
1 380 b/j	De juillet à septembre 2004 incl.	22,70 $ US
500 b/j	De juillet à septembre 2004 incl.	24,56 $ US
1 325 b/j	D'octobre à décembre 2004 incl.	22,54 $ US
500 b/j	D'octobre à décembre 2004 incl.	24,03 $ US
500 b/j	De janvier à décembre 2005 incl.	24,00 $ US
1 100 b/j	De janvier à mars 2005 incl.	22,38 $ US
1 030 b/j	D'avril à juin 2005 incl.	22,18 $ US

Swaps basés sur le prix différentiel du mélange de pétrole brut à Lloydminster	Durée	Prix par baril
2 000 b/j	De janvier à décembre 2004 incl.	(7,75 $) US
1 100 b/j	De janvier à décembre 2004 incl.	(8,20 $) US

Tunnels	Durée	Prix par baril
500 b/j	D'octobre à décembre 2003 incl.	35,50 – 37,35 $ CA
1 000 b/j	De janvier à décembre 2004 incl.	23,00 – 27,95 $ US
1 000 b/j	De janvier à décembre 2004 incl.	25,00 – 28,25 $ US

Options	Durée	Prix par baril
500 b/j	De janvier à décembre 2004 incl.	Option de vente vendue à 15,50 $ US
1 000 b/j	De janvier à décembre 2004 incl.	Option de vente vendue à 18,00 $ US
1 000 b/j	De janvier à décembre 2004 incl.	Option de vente vendue à 18,00 $ US

Avec prise d'effet le 15 novembre 2002, la Société a conclu un contrat en vue de livrer à Hardisty, en Alberta, jusqu'au 31 décembre 2003, 6 000 b/j de mélange de pétrole brut Lloydminster à l'un des vendeurs des propriétés. Pour ce faire, la Société doit acheter environ 1 000 b/j de diluant qu'elle mélangera à sa production pour répondre aux exigences de qualité du pétrole au point de livraison. Conformément au contrat, la Société touche un prix équivalant au prix du WTI affiché pour une année civile à la NYMEX, déduction faite d'un écart fixe de 8,233 $ US le baril, ce prix ne devant pas être inférieur à 14,40 $ US le baril ni supérieur à 17,244 $ US le baril. En fait, ce contrat applique un écart fixe à un tunnel sur le prix du WTI se situant entre 22,633 $ US et 25,477 $ US le baril. Ce contrat est en vigueur jusqu'au 31 décembre 2003. De plus, aux termes de la facilité bancaire actuelle, la Société est tenue de conserver des couvertures visant au moins 50 % et 25 % des volumes de pétrole (déduction faite des redevances) pour les quatre premiers trimestres civils à venir et les quatre trimestres civils suivants, respectivement, et des couvertures visant au plus 75 % des volumes d'équivalent de pétrole (déduction faite des redevances).

La Société a également conclu les contrats de swap d'électricité suivants avec diverses contreparties :

	Durée	Prix par MW
5 MW	De janvier à décembre 2003 incl.	46,30 $ CA
5 MW	De janvier à décembre 2004 incl.	46,00 $ CA
5 MW	De janvier à décembre 2004 incl.	46,00 $ CA
5 MW	De janvier à décembre 2005 incl.	43,00 $ CA
10 MW	D'avril 2003 à mars 2006 incl.	44,50 $ CA
5 MW	De janvier à décembre 2005 incl.	Coût thermique de 8,40 GJ/MWh
5 MW	De janvier à décembre 2004 incl.	45,50 $ CA

Le 27 octobre 2003, la Société a acheté, en contrepartie de 2 M$, une option d'achat à taux moyen libellée en dollars américains d'un prix de levée de 1,3333 $. L'option a une valeur nominale de 3 M$ US par mois et sa durée s'étend du 1er novembre 2003 au 31 décembre 2004. Le contrat est réglé une fois par mois, le dernier jour ouvrable de chaque mois.

Administrateurs et membres de la direction de la Société

Le nom et la municipalité de résidence des administrateurs et des membres de la direction de la Société, le poste qu'ils occupent actuellement au sein de la Société et leurs occupations principales au cours des cinq dernières années sont présentés dans le tableau ci-dessous et dans le texte qui le suit :

Nom et municipalité de résidence	Poste au sein de la Société	Nombre de parts de fiducie détenues[1]	Occupations principales
John A. Brussa[2][4] Calgary (Alberta)	Administrateur	249 600	Avocat; associé au sein de Burnet, Duckworth & Palmer LLP (cabinet d'avocats).
M. Bruce Chernoff[3][4] Calgary (Alberta)	Administrateur et président du conseil	4 934 406[7]	Ingénieur; président du conseil de la Société; président et administrateur de Caribou (société de gestion de placements fermée) depuis juin 1999; d'avril 2000 à octobre 2001, vice-président directeur et chef des finances de Petrobank Energy & Resources Ltd. (« Petrobank ») (société pétrolière et gazière ouverte); de février à juin 1999, vice-président directeur et chef des finances de Pacalta Resources Ltd. (« Pacalta ») (société pétrolière et gazière ouverte); auparavant, vice-président directeur de Pacalta.
Hank B. Swartout[3] Calgary (Alberta)	Administrateur	500 000	Président du conseil, président et chef de la direction de Precision Drilling Corporation depuis juillet 1987.
Verne G. Johnson[2][3] Calgary (Alberta)	Administrateur	20 000	Président de KristErin Resources Inc. (société familiale fermée) depuis janvier 2000; vice-président principal, Gestion des fonds de Enerplus Resources Group de 2000 à 2002; auparavant, président et chef de la direction de AltaQuest Energy Corporation de 1999 à 2000; auparavant, président de Ziff Energy Group (société de consultation du secteur de l'énergie) de 1997 à 1999; auparavant, président et chef de la direction de ELAN Energy Inc. (société pétrolière et gazière ouverte) de 1989 à 1997.

Nom et municipalité de résidence	Poste au sein de la Société	Nombre de parts de fiducie détenues[1]	Occupations principales
Hector J. McFadyen[2][4] Calgary (Alberta)	Administrateur	20 000	Homme d'affaires indépendant et administrateur de Hunting PLC (société internationale ouverte de services pétroliers du Royaume-Uni); administrateur de Société de fiducie Computershare du Canada (société fermée canadienne qui gère les activités fiduciaires de sociétés ouvertes et fermées nord-américaines); administrateur de Aluma Systems (société fermée canadienne qui fournit des services de construction industrielle et en béton); auparavant, président, division Midstream, Alberta Energy Company Ltd. (société pétrolière et gazière ouverte).
Jacob Roorda Calgary (Alberta)	Président	160 339[8]	Ingénieur; président de la Société; de juin 1999 à juillet 2002, directeur général, Corporation Recherche Capital (courtier d'envergure moyenne); de janvier 1996 à mars 1999, vice-président général, administrateur et co-fondateur de PrimeWest Energy Trust (« PrimeWest ») (fiducie ouverte du secteur énergétique); de mai 1991 à janvier 1996, directeur, Expansion des affaires, Fletcher Challenge (société pétrolière et gazière fermée).
J.A. Ralston Calgary (Alberta)	Vice-président, Exploitation	107 262	Vice-président, Exploitation de la Société; de 1996 à 2002, directeur, Production de Penn West Petroleum (« Penn West ») (société pétrolière et gazière ouverte).
David M. Fisher Calgary (Alberta)	Vice-président, Finances	48 451[9]	Vice-président, Finances de la Société depuis octobre 2002; de septembre 1998 à octobre 2002, administrateur, vice-président, Finances et chef des finances de Integra Resources Ltd. (« Integra ») (société pétrolière et gazière fermée); d'avril 1995 à juillet 1998, vice-président, Finances et chef des finances de Canrise Resources Ltd. (société pétrolière et gazière ouverte); de juin 1994 à avril 1995, consultant indépendant; d'avril 1985 à mai 1994, directeur, Présentation de l'information financière de Canadian Hunter Exploration Ltd.
David J. Rain Calgary (Alberta)	Secrétaire général	80 700[10]	Comptable agréé; secrétaire général de la Société; vice-président, Finances et chef des finances de Petrobank depuis octobre 2001; vice-président et administrateur de Caribou depuis avril 2001; d'avril 2000 à septembre 2001, directeur des finances de Petrobank; de mai 1997 à juin 1999, contrôleur général et trésorier de Pacalta.

Notes

(1) Indique toutes les parts de fiducie qui étaient détenues directement ou indirectement par cette personne ou sur lesquelles celle-ci exerçait une emprise au 30 septembre 2003. Selon les renseignements fournis par l'administrateur ou le membre de la direction à la Fiducie.

(2) Membre du comité de vérification et de régie d'entreprise.

(3) Membre du comité des réserves, de la sécurité et de l'environnement.

(4) Membre du comité de rémunération.

(5) La Société n'a pas de comité de direction.

(6) Le mandat de tous les administrateurs prendra fin à la prochaine assemblée annuelle des actionnaires de la Société.

(7) Y compris les parts de fiducie détenues par Caribou, société contrôlée par M. Chernoff, et les parts de fiducie détenues dans des comptes REEE au profit des enfants de M. Chernoff.

(8) Y compris 43 919 parts de fiducie détenues dans le compte de la conjointe de M. Roorda, qui est contrôlé par M. Roorda.

(9) À l'exclusion de 7 250 parts de fiducie détenues au nom des enfants de M. Fisher, sur lesquelles celui-ci exerce une emprise.

(10) Y compris 30 700 parts de fiducie détenues par la conjointe de M. Rain.

Au 30 septembre 2003, les administrateurs et les membres de la direction de la Société ainsi que les personnes avec lesquelles ils ont des liens et les membres de leur groupe détenaient collectivement, directement ou indirectement, environ 6 494 480 parts de fiducie, soit 38,6 % des parts de fiducie en circulation, ou exerçaient une emprise sur une telle proportion de ces parts.

Le texte qui suit donne une brève description des antécédents de chacun des membres de la direction principale et des administrateurs de la Société. Le rendement passé de chacune des personnes indiquées ci-dessous n'est pas nécessairement indicatif de son rendement futur.

Jacob Roorda, président

M. Roorda est ingénieur et il est titulaire d'un baccalauréat en sciences appliquées (génie) de l'université Queen's et un M.B.A. de l'université de Calgary.

Après l'université, M. Roorda a occupé un certain nombre de postes principaux en ingénierie au sein de Dome Petroleum Ltd. De 1987 à 1991, M. Roorda a été vice-président du groupe de recherche sur les actions et analyste supérieur en pétrole et gaz naturel chez BZW Canada Ltd., à Toronto.

De 1991 à 1996, M. Roorda a été directeur, Expansion des affaires de Fletcher Challenge. En janvier 1996, M. Roorda a été co-fondateur de PrimeWest (fiducie ouverte du secteur énergétique), où il a occupé le poste de vice-président général et siégé au conseil de PrimeWest. M. Roorda était chargé de la supervision des stratégies d'acquisition de cette société. Pendant qu'il était au service de Fletcher et de PrimeWest, M. Roorda était responsable de la clôture d'acquisitions de propriétés pétrolifères et gazéifères d'une valeur de plus de 650 M$.

De juin 1999 à juillet 2002, M. Roorda a été directeur général de Corporation Recherche Capital, société de courtage, où il était responsable de la direction et de l'exploitation globales du bureau de Calgary de la société.

J.A. Ralston, vice-président, Exploitation

M. Ralston a terminé le programme de perfectionnement des cadres de l'université de Calgary en 1994.

M. Ralston a été au service de Petro-Canada de 1980 à juin 1994 inclusivement et il y a occupé un large éventail de postes d'exploitation sur le terrain comportant des responsabilités croissantes. Pendant qu'il travaillait chez Petro-Canada, M. Ralston était responsable de la construction des installations sur le terrain et des pipelines, de l'exploitation des usines de gaz naturel, des activités sur le terrain, de l'approvisionnement, de la gestion des gisements, du forage et des travaux de reconditionnement.

M. Ralston est entré au service de Penn West en juillet 1994 et y a travaillé jusqu'en juin 2002. Depuis 1997, M. Ralston était directeur de la production; à ce titre, il supervisait toutes les activités liées à la production de 100 000 bep/j de Penn West ainsi que 270 employés sur le terrain et gérait un budget annuel de 200 M$. M. Ralston était responsable de tous les domaines d'activité, y compris l'ingénierie, l'exploitation, l'optimisation de la production, la gestion des capitaux, la planification, la construction et les budgets.

David M. Fisher, vice-président, Finances

M. Fisher est comptable agréé et a obtenu en 1980 un baccalauréat en commerce de l'université de l'Alberta. M. Fisher compte plus de 20 ans d'expérience en présentation de l'information financière, en gestion et en administration de sociétés du secteur pétrolier et gazier.

Fondateur de Integra Resources Ltd., société pétrolière et gazière en amont fermée, M. Fisher a été administrateur et vice-président, Finances et chef des finances de cette société de septembre 1998 à octobre 2002. M. Fisher était chargé de tous les aspects financiers de Integra, y compris les systèmes de présentation de l'information, les rapports financiers, l'obtention de financement par actions et bancaire, la gestion de l'actif financier, l'imposition et la collaboration avec les conseillers juridiques et l'agent des transferts dans la gestion des questions relatives aux actionnaires et à la réglementation.

D'avril 1995 à juillet 1998, M. Fisher a été vice-président, Finances et chef des finances de Canrise, société pétrolière et gazière en amont ouverte ayant des éléments d'actif situés dans le centre-ouest de l'Alberta.

De juin 1980 à avril 1995, M. Fisher a été vérificateur externe au sein du cabinet de comptables agréés KPMG s.r.l. (auparavant, Peat Marwick Mitchell & Co.), vérificateur des subventions pour le compte du ministère de l'Énergie, des Mines et des Ressources du Canada, directeur de la présentation de l'information financière de Canadian Hunter Exploration Ltd. et consultant indépendant offrant des services d'administration financière à des sociétés canadiennes et internationales.

John A. Brussa, administrateur

M. Brussa est avocat; il est associé au sein du cabinet Burnet, Duckworth & Palmer LLP de Calgary depuis 1987. M. Brussa est reconnu comme un spécialiste fiscal de premier ordre au Canada et il siège au conseil de plusieurs sociétés ouvertes canadiennes.

M. Bruce Chernoff, administrateur et président du conseil

M. Chernoff est ingénieur. Il est titulaire d'un baccalauréat en génie chimique de l'université Queen's. M. Chernoff est entré à l'emploi de Pacalta en 1988. Pacalta était une petite société pétrolière et gazière ouverte exerçant ses activités au Canada. M. Chernoff a occupé divers postes de direction au sein de Pacalta, y compris ceux de vice-président directeur et de chef des finances. M. Chernoff a été administrateur de Pacalta de 1992 jusqu'à ce que celle-ci soit acquise par Alberta Energy Company en mai 1999 en contrepartie de 1 G$.

En juin 1999, M. Chernoff a entrepris la création de Caribou, dont il est président et administrateur, dans le but d'effectuer des placements dans les secteurs pétrolier et gazier et immobilier. M. Chernoff est devenu administrateur et vice-président directeur et chef des finances de Petrobank en mars 2000. M. Chernoff a démissionné du poste de chef des finances de Petrobank en octobre 2001 pour se consacrer à ses autres intérêts commerciaux, mais il est demeuré membre du conseil de cette société. M. Chernoff a entrepris la création de la Société en juin 2002 dans le but de tirer parti des occasions de mise en valeur et d'acquisition dans le secteur pétrolier et gazier. M. Chernoff siège au conseil de plusieurs autres sociétés ouvertes.

Hank B. Swartout, administrateur

M. Swartout est président du conseil, président et chef de la direction de Precision Drilling Corporation, le plus important entrepreneur canadien offrant des services intégrés aux champs pétrolifères et des services industriels et fournisseur mondial de produits et de services au secteur énergétique.

Verne G. Johnson, administrateur

M. Johnson a obtenu un baccalauréat en génie mécanique de l'université du Manitoba en 1966. Il est immédiatement entré au service de Compagnie Pétrolière Impériale Limitée, où il a travaillé jusqu'en 1981 (y compris deux ans au sein de Exxon Corporation à New York de 1977 à 1979). En 1981, M. Johnson est devenu président et chef de la

direction de Liberty Petroleum Ltd.. En 1982, il s'est joint à Roxy Petroleum Ltd. à titre de vice-président, Production; il y est demeuré jusqu'en 1987, lorsqu'il est devenu président de Paragon Petroleum Ltd. En 1989, M. Johnson est entré au service de ELAN Energy Inc. (alors appelée Lasmo Canada Inc.) à titre de président et d'administrateur. Par suite de la vente de ELAN en 1997, il est devenu président de Ziff Energy Group jusqu'en 1999, puis président de AltaQuest Energy Corporation, et il s'est joint à Enerplus Resources Group en 2000, devenant vice-président principal, Gestion des fonds. En février 2002, il a quitté Enerplus Resources Group et il demeure président de sa société familiale fermée, KristErin Resources Inc.

Hector J. McFadyen, administrateur

M. McFadyen détient une maîtrise ès arts (économie) de l'université de Calgary et un baccalauréat ès arts (économie) de l'université Sir George Williams.

M. McFadyen a été à l'emploi du Alberta Energy and Utilities Board (auparavant le Oil and Gas Conservation Board) de 1969 à 1976, principalement au sein des services économiques.

En 1976, M. McFadyen est entré au service de Alberta Energy Company Ltd. (« AEC »), maintenant appelée EnCana Corporation (« EnCana »). EnCana est l'un des producteurs de pétrole et de gaz naturel indépendants les plus importants en Amérique du Nord. M. McFadyen a mis sur pied un certain nombre d'unités commerciales importantes au sein de AEC, acquérant de l'expérience dans de nombreux domaines d'activité et disciplines, notamment dans le cadre de projets de développement et d'investissement en Amérique du Nord, en Amérique latine, en Asie et en Europe. Chez AEC, M. McFadyen a été membre de l'équipe de direction principale chargée de recommander et de mettre en œuvre le plan stratégique de la société. À titre de président de la division des produits forestiers, il était chargé de l'élaboration et de la mise en œuvre de la stratégie commerciale d'une entreprise de produits forestiers située en Alberta. M. McFadyen était également président de la division intermédiaire de AEC depuis 1995, où il était chargé des pipelines et des entreprises de stockage du gaz naturel de la société. M. McFadyen a quitté EnCana en 2002.

M. McFadyen est membre du conseil d'administration de Hunting PLC (« Hunting »), société ouverte du Royaume-Uni qui fournit des services pétroliers et exerce des activités de commercialisation et de distribution du pétrole et du gaz naturel à l'échelle internationale. Hunting exerce ses activités de commercialisation et de distribution du pétrole et du gaz naturel en Amérique du Nord par l'intermédiaire de sa filiale en participation majoritaire, Gibson Energy Ltd. M. McFadyen est également membre du conseil d'administration de Société de fiducie Computershare du Canada, société fermée canadienne qui gère les activités fiduciaires de sociétés ouvertes et fermées nord-américaines, et du conseil d'administration de Aluma Systems, société fermée canadienne qui fournit des services de construction industrielle et en béton.

David J. Rain, secrétaire général

M. Rain est comptable agréé et il détient un baccalauréat en commerce de l'université de la Saskatchewan (1986).

M. Rain a fait son stage chez KPMG s.r.l., comptables agréés, où il a été directeur au sein du groupe de vérification jusqu'à son départ, en 1992. De 1992 à août 1996, M. Rain a occupé plusieurs postes financiers principaux chez Nowsco Well Service Ltd., société de services pour champs pétrolifères exerçant des activités à l'échelle internationale. D'octobre 1996 à avril 1997, M. Rain a été chef des finances de Trican Well Service Ltd., société de services pour champs pétrolifères exerçant des activités en Alberta et en Saskatchewan. M. Rain s'est joint à Pacalta en mai 1997 à titre de contrôleur général. Pacalta était une société d'exploration et de production pétrolière et gazière exerçant des activités principalement en Équateur. Quand AEC a acquis Pacalta en 1999, M. Rain a rejoint M. Chernoff chez Caribou et est devenu directeur des finances de Petrobank en mars 2000. M. Rain est entré en fonction à titre de vice-président, Finances et chef des finances de Petrobank en octobre 2001.

Ordonnances relatives à des interdictions d'opérations ou faillites de sociétés

Aucun administrateur, membre de la direction ou promoteur de la Société ni aucun actionnaire détenant suffisamment de titres de la Société pour avoir un effet important sur le contrôle de celle-ci n'a été, au cours des dix dernières années, administrateur, membre de la direction ou promoteur d'un émetteur assujetti qui, pendant que cette personne agissait à ce titre, a fait l'objet d'une interdiction d'opérations, d'une ordonnance similaire ou d'une ordonnance interdisant à l'émetteur assujetti de bénéficier de dispenses prévues par les lois pendant une période de plus de 30 jours consécutifs, a fait faillite, a fait une cession volontaire en faillite, a présenté une proposition en vertu d'une loi sur la faillite, a intenté une procédure, un arrangement ou un concordat avec des créanciers ou fait l'objet d'une telle procédure, d'un tel arrangement ou d'un tel concordat ou a subi la nomination d'un séquestre, d'un administrateur-séquestre ou d'un fiduciaire qui a été chargé de détenir son actif.

Pénalités ou sanctions

Aucun administrateur, membre de la direction ou promoteur de la Société ni aucun actionnaire détenant suffisamment de titres de la Société pour avoir un effet important sur le contrôle de celle-ci n'a fait l'objet de pénalités ou de sanctions imposées par un tribunal ou un organisme de réglementation des valeurs mobilières relativement à la négociation de titres, à la promotion ou à la gestion d'un émetteur coté en bourse, à un vol ou à une fraude.

Faillites personnelles

Aucun administrateur, membre de la direction ou promoteur de la Société, aucun actionnaire détenant suffisamment de titres de la Société pour avoir un effet important sur le contrôle de celle-ci ni aucune société de portefeuille personnelle de ces personnes n'a, au cours des dix dernières années, fait faillite, présenté une proposition en vertu d'une loi sur la faillite ou l'insolvabilité, intenté une procédure, un arrangement ou un concordat avec des créanciers ou fait l'objet d'une telle procédure, d'un tel arrangement ou d'un tel concordat ou subi la nomination d'un séquestre, d'un administrateur-séquestre ou d'un fiduciaire chargé de détenir son actif.

CAPITAL-ACTIONS DE LA SOCIÉTÉ

Le capital-actions de la Société se compose actuellement d'un nombre illimité d'actions ordinaires et d'un nombre illimité d'actions privilégiées de premier rang. À la date des présentes, 100 actions ordinaires de la Société sont en circulation. Le fiduciaire détient ces actions pour le compte de la Fiducie. Les droits de vote rattachés à ces actions sont régis par les dispositions de l'acte de fiducie. La Fiducie n'est pas autorisée, sans directive des porteurs de parts, à exercer ses droits en qualité d'actionnaire de la Société, sauf dans la mesure permise par l'acte de fiducie. Voir « Acte de fiducie – Exercice des droits de vote rattachés aux actions de la Société ».

ACTE DE FIDUCIE

Le texte qui suit est un sommaire de l'acte de fiducie et d'autres questions ayant trait à la structure et à l'exploitation de la Fiducie.

Parts de fiducie

Un nombre illimité de parts de fiducie peuvent être créées et émises aux termes de l'acte de fiducie. En date du 28 novembre 2003, 17 013 543 parts de fiducie étaient émises et en circulation. Chaque part de fiducie donne à son porteur le droit d'exercer une voix à toutes les assemblées des porteurs de parts de fiducie et représente une participation véritable indivise égale dans les distributions (qu'elles soient faites sur le bénéfice net, les gains en capital réalisés nets ou d'autres sommes) et l'actif net de la Fiducie en cas de dissolution ou de liquidation de celle-ci. Toutes les parts de fiducie en circulation permettent à leurs porteurs de recevoir une part égale des distributions de la Fiducie et, en cas de dissolution ou de liquidation de celle-ci, une part égale de l'actif net de la Fiducie. Toutes les parts de fiducie sont de rang égal et proportionnel, sans privilège ni priorité. Chaque part de fiducie est transférable, ne comporte aucun droit de conversion ou droit préférentiel de souscription, permet à son porteur d'exiger que la Fiducie rachète une partie ou la totalité des parts de fiducie qu'il détient (voir « – Droit au

rachat » ci-après) et lui confère une voix par part de fiducie détenue à toutes les assemblées des porteurs de parts. Voir « Facteurs de risque – Nature des parts de fiducie ».

Parts spéciales à droit de vote

Les porteurs de parts ont approuvé, à leur assemblée de 2003, la modification de l'acte de fiducie afin que celui-ci prévoie l'émission d'un nombre illimité de parts spéciales à droit de vote. Chaque part spéciale à droit de vote donnera à son porteur le droit d'exprimer aux assemblées des porteurs de parts le nombre de voix fixé par le conseil d'administration de la Société dans la résolution autorisant l'émission des parts spéciales à droit de vote.

Responsabilité limitée des porteurs de parts

L'acte de fiducie prévoit qu'aucun porteur de parts n'engagera sa responsabilité, à ce titre, qu'il s'agisse d'une responsabilité contractuelle ou délictuelle, relativement au fonds de la Fiducie ou aux obligations ou aux affaires de celle-ci, ou à l'égard d'un acte ou d'une omission du fiduciaire ou d'une autre personne dans le cadre de l'exercice, ou de l'exercice réputé, d'une obligation, d'un pouvoir, d'un pouvoir discrétionnaire ou d'une autorité conféré au fiduciaire ou à cette autre personne aux termes des présentes ou à l'égard de toute opération conclue par le fiduciaire ou cette autre personne aux termes de l'acte de fiducie. Aucun porteur de parts n'est tenu d'indemniser le fiduciaire ou cette autre personne à l'égard d'une telle responsabilité qui pourrait leur être imputée ou qui pourrait se rapporter à des taxes et impôts payables par la Fiducie, par le fiduciaire ou par une autre personne pour le compte de la Fiducie ou relativement à celle-ci. Nonobstant ce qui précède, si un tribunal compétent juge que la responsabilité des porteurs de parts est engagée, celle-ci se limitera au fonds de la Fiducie et ne pourra être satisfaite qu'au moyen de celui-ci, et la Fiducie (jusqu'à concurrence du montant du fonds de la Fiducie) est responsable envers les porteurs de parts et doit les indemniser et les tenir quittes des frais, des dommages, des responsabilités et des pertes que ceux-ci pourraient engager ou subir en raison du fait que leur responsabilité n'est pas ainsi limitée. Voir « Facteurs de risque – Responsabilité limitée des porteurs de parts ».

Émission de parts de fiducie

L'acte de fiducie prévoit que des parts de fiducie, y compris des droits, des bons de souscription et d'autres titres visant l'achat de parts de fiducie, la conversion en celles-ci ou l'échange contre celles-ci, peuvent être créées, émises, vendues et remises selon les modalités et aux moments établis par le conseil de Harvest. L'acte de fiducie prévoit également que la Société peut autoriser la création et l'émission de débentures, de billets et d'autres titres d'emprunt de la Fiducie selon les modalités, aux personnes et moyennant la contrepartie établies par la Société.

Emprunts de la Fiducie

Conformément à l'acte de fiducie, le fiduciaire est autorisé, directement ou indirectement, à emprunter des fonds ou à contracter des dettes auprès de quiconque et, à cet égard, à garantir ou à cautionner le paiement ou l'exécution d'une dette, d'une responsabilité ou d'une obligation de quelque nature que ce soit de quiconque, y compris la Société ou une filiale de la Fiducie, ou à accorder une indemnisation à l'égard d'un tel paiement ou d'une telle exécution, à contracter toute autre obligation pour le compte de la Fiducie, à conclure une convention de subordination pour le compte de la Fiducie ou d'une autre personne, à céder, à grever, à nantir, à hypothéquer, à transférer ou à subordonner la totalité ou une partie du fonds de la Fiducie, à octroyer une sûreté, une hypothèque ou une charge à l'égard de la totalité ou d'une partie de celui-ci ou à subordonner les participations de la Fiducie dans le fonds de la Fiducie en faveur d'un tiers.

Les frais du service de la dette engagés par la Fiducie sont déduits aux fins du calcul des espèces distribuables.

Droit au rachat

Les parts de fiducie sont rachetables à tout moment à la demande des porteurs de celles-ci, sur remise des certificats les représentant à la Fiducie, accompagnés d'un avis de rachat dûment rempli et signé. Une fois que la Fiducie aura reçu l'avis de rachat des parts de fiducie, le porteur de celles-ci aura seulement le droit de recevoir un prix par part de fiducie (le « prix de rachat du marché ») correspondant à la moindre des deux sommes suivantes : (i) 90 % du

« cours » des parts de fiducie à la bourse principale où elles sont inscrites à des fins de négociation pendant la période de dix jours de bourse commençant immédiatement après la date à laquelle les parts de fiducie sont remises à des fins de rachat et (ii) le cours de clôture à la bourse principale où les parts de fiducie sont inscrites à des fins de négociation à la date à laquelle elles sont remises à des fins de rachat.

Aux fins de ce calcul, le « cours » correspond à la moyenne simple du cours de clôture des parts de fiducie chaque jour de bourse au cours duquel un cours de clôture a été établi; toutefois, si la bourse ou le marché applicable ne fournit pas de cours de clôture, mais seulement les cours extrêmes des parts de fiducie négociées un jour donné, le cours correspondra à la moyenne simple de la moyenne des cours extrêmes chaque jour de bourse au cours duquel il y a eu négociation; en outre, si des négociations ont eu lieu sur le marché ou à la bourse applicable pendant moins de cinq des dix jours de bourse, le cours correspondra à la moyenne simple des cours suivants établis à l'égard de chacun des dix jours de bourse, soit la moyenne des derniers cours acheteur et vendeur chaque jour au cours duquel il n'y a pas eu de négociation, le cours de clôture des parts de fiducie chaque jour au cours duquel il y a eu négociation si la bourse ou le marché fournit un cours de clôture et la moyenne des cours extrêmes des parts de fiducie chaque jour au cours duquel il y a eu négociation si le marché fournit seulement les cours extrêmes des parts de fiducie négociées un jour donné.

Le « cours de clôture » correspond au cours de clôture des parts de fiducie s'il y a eu négociation à cette date, à la moyenne des cours extrêmes des parts de fiducie s'il y a eu négociation et que la bourse ou l'autre marché ne fournit que les cours extrêmes des parts de fiducie négociées un jour donné ou à la moyenne des derniers cours acheteur et vendeur si aucune négociation n'a eu lieu à cette date.

Le prix de rachat du marché global payable par la Fiducie relativement aux parts de fiducie remises à des fins de rachat au cours d'un mois civil doit être réglé au moyen d'un chèque tiré sur une banque à charte ou une société de fiducie canadienne libellé en dollars canadiens, payable le dernier jour du mois suivant. Le droit des porteurs de parts de toucher des espèces au moment du rachat de leurs parts de fiducie fait l'objet de la restriction selon laquelle la somme totale payable par la Fiducie relativement à ces parts de fiducie et à toutes les autres parts de fiducie remises à des fins de rachat au cours du même mois civil et d'un mois civil antérieur au cours de la même année ne doit pas être supérieure à 100 000 $; toutefois, la Société peut, à son entière discrétion, renoncer à cette restriction à l'égard de tout mois civil. Si la Société ne renonce pas à cette restriction, le prix de rachat du marché payable par la Fiducie relativement aux parts de fiducie remises à des fins de rachat au cours de ce mois civil sera versé le dernier jour du mois suivant, de la manière suivante : (i) premièrement, la Fiducie placera des billets dont le capital global correspondra au prix de rachat du marché global des parts de fiducie remises à des fins de rachat et (ii) deuxièmement, dans la mesure où la Fiducie ne détient pas des billets d'un capital impayé suffisant pour assurer ce paiement, la Fiducie émettra ses propres billets à ordre d'un capital correspondant à l'insuffisance (appelés dans les présentes les « billets de rachat ») aux porteurs de parts qui auront exercé le droit au rachat.

Si, au moment où des parts de fiducie sont remises à des fins de rachat par le porteur de parts, les parts de fiducie en circulation ne sont pas inscrites à des fins de négociation à la TSX et ne sont ni négociées ni inscrites à une autre bourse ou sur un autre marché où la Société juge, à son entière discrétion, que le prix des parts de fiducie correspond à leur juste valeur marchande, ou si les opérations normales sur les parts de fiducie en circulation font l'objet d'une suspension ou d'un arrêt à une bourse à laquelle les parts de fiducie sont inscrites à des fins de négociation ou, sinon, sur un marché où les parts de fiducie sont cotées à des fins de négociation, à la date à laquelle ces parts de fiducie ont été remises à des fins de rachat ou pendant plus de cinq jours de bourse au cours de la période de dix jours de bourse commençant immédiatement après la date à laquelle ces parts de fiducie ont été remises à des fins de rachat, le porteur de parts aura le droit de recevoir, au lieu du prix de rachat du marché, un prix par part de fiducie (le « prix de rachat évalué ») correspondant à 90 % de la juste valeur marchande des parts de fiducie établie par la Société à la date à laquelle ces parts de fiducie ont été remises à des fins de rachat. Le prix de rachat évalué global payable par la Fiducie à l'égard des parts de fiducie remises à des fins de rachat au cours d'un mois civil donné sera versé le dernier jour du troisième mois suivant, au gré de la Fiducie, (i) en espèces ou (ii) au moyen d'un placement de billets ou de billets de rachat, comme il est décrit ci-dessus.

Il n'est pas prévu que ce droit au rachat constitue le mécanisme principal permettant aux porteurs de parts de fiducie d'aliéner leurs parts de fiducie. Les billets de rachat pouvant être distribués en nature aux porteurs de parts dans le cadre d'un rachat ne seront inscrits à aucune bourse et on ne prévoit pas qu'un marché se matérialisera à l'égard de ces billets. Les billets de rachat pourraient ne pas constituer des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études.

Porteurs de parts non résidents

Il est dans l'intérêt des porteurs de parts que la Fiducie soit admissible à titre de « fiducie d'investissement à participation unitaire » et de « fiducie de fonds commun de placement » en vertu de la Loi de l'impôt. Certaines dispositions de la Loi de l'impôt exigent que la Fiducie ne soit pas établie ou maintenue principalement au profit de non-résidents. Par conséquent, afin de se conformer à ces dispositions, l'acte de fiducie impose des restrictions quant à la proportion de parts de fiducie qui peuvent appartenir à des non-résidents. À cet égard, la Fiducie prendra, entre autres, toutes les mesures nécessaires pour surveiller la propriété des parts de fiducie. Si, à quelque moment que ce soit, la Fiducie apprend que les propriétaires véritables de 49 % et plus des parts de fiducie alors en circulation sont ou pourraient être des non-résidents ou qu'une telle situation est imminente, elle prendra, par l'intermédiaire de la Société, les mesures nécessaires pour mettre en œuvre l'intention énoncée dans les présentes. Aux fins de la présente rubrique, « non-résidents » désigne les non-résidents du Canada au sens de la Loi de l'impôt.

Assemblées des porteurs de parts

L'acte de fiducie prévoit que les assemblées des porteurs de parts doivent être convoquées et tenues, entre autres choses, aux fins de l'élection ou de la destitution du fiduciaire, de la nomination ou de la destitution des vérificateurs de la Fiducie, de l'approbation des modifications de l'acte de fiducie (sauf pour ce qui est décrit à la rubrique « – Modification de l'acte de fiducie »), de la vente de la totalité ou de la quasi-totalité des biens de la Fiducie et de l'amorce du processus de liquidation des affaires de la Fiducie. Les assemblées des porteurs de parts seront convoquées et tenues annuellement aux fins, entre autres, de l'élection des administrateurs de la Société et de la nomination des vérificateurs de la Fiducie.

Une assemblée des porteurs de parts peut être convoquée à tout moment et à quelque fin que ce soit par la Société et doit être convoquée, sauf dans certaines circonstances, si les porteurs d'au moins 20 % des parts de fiducie alors en circulation l'exigent par écrit. Une telle demande doit notamment fournir des renseignements raisonnablement détaillés sur les questions qui motivent la convocation de l'assemblée.

Les porteurs de parts peuvent assister et voter à toutes les assemblées des porteurs de parts, en personne ou par procuration, un fondé de pouvoir n'étant pas obligatoirement un porteur de parts. Deux personnes présentes ou représentées par procuration et représentant globalement au moins 10 % des droits de vote rattachés à l'ensemble des parts de fiducie en circulation forment quorum aux fins de la tenue de ces assemblées.

L'acte de fiducie comporte des dispositions relatives aux avis requis et aux formalités de convocation et de tenue des assemblées des porteurs de parts, conformément aux exigences des lois applicables.

Exercice des droits de vote rattachés aux actions de la Société

L'acte de fiducie interdit au fiduciaire d'exercer les droits de vote rattachés aux actions de la Société à l'égard des questions suivantes : (i) l'élection des administrateurs de la Société, (ii) la nomination des vérificateurs de la Société ou (iii) l'approbation des états financiers de la Société, sauf conformément à une résolution ordinaire adoptée à une assemblée annuelle des porteurs de parts. L'acte de fiducie prévoit également que le fiduciaire ne pourra, après la clôture, exercer les droits de vote rattachés aux actions en vue d'autoriser ce qui suit sans l'approbation des porteurs de parts donnée par voie de résolution spéciale à une assemblée des porteurs de parts convoquée à cette fin :

a) la vente, la location ou une autre forme d'aliénation de la totalité ou de la quasi-totalité de l'actif de la Société, ou d'une participation dans celui-ci, sauf dans le cadre d'une restructuration interne de l'actif direct ou indirect de la Société à l'issue de laquelle la Société ou la Fiducie a la même

participation, ou une participation essentiellement similaire, qu'elle soit directe ou indirecte, dans l'actif que celle, directe ou indirecte, qu'elle avait avant la restructuration;

b) une fusion prévue par la loi de la Société avec une autre société par actions, sauf dans le cadre d'une restructuration interne décrite à l'alinéa a) ci-dessus;

c) un arrangement prévu par la loi auquel la Société est partie, sauf dans le cadre d'une restructuration interne décrite à l'alinéa a) ci-dessus;

d) une modification des statuts de la Société en vue d'augmenter ou de diminuer le nombre minimal ou maximal d'administrateurs;

e) une modification importante des statuts de la Société en vue de modifier le capital-actions autorisé ou de modifier les droits, privilèges, restrictions et conditions rattachés à une catégorie d'actions de la Société d'une manière susceptible de porter préjudice à la Fiducie.

Fiduciaire

Valiant Trust Company est le fiduciaire de la Fiducie. Tous les pouvoirs administratifs et de gestion du fiduciaire ayant trait à la Fiducie et à l'exploitation de celle-ci ont été délégués à la Société conformément à l'acte de fiducie et à la convention d'administration. Voir « Description de la Fiducie – Délégation de pouvoirs, administration et régie de la Fiducie ». Nonobstant cette délégation générale, conformément à la convention d'administration, le fiduciaire a convenu de ne pas déléguer son pouvoir de gérer les affaires suivantes de la Fiducie :

a) l'émission, l'attestation, la contresignature, le transfert, l'échange et l'annulation des certificats représentant les parts de fiducie;

b) la tenue du registre des porteurs de parts;

c) la distribution des espèces à distribuer aux porteurs de parts, bien que le calcul du montant de la distribution soit fait par la Société et approuvé par le conseil de Harvest puis soumis au fiduciaire par la Société pour que celui-ci verse la distribution aux porteurs de parts;

d) la mise à la poste des avis, des états financiers et des rapports destinés aux porteurs de parts aux termes de l'acte de fiducie, bien que la Société soit responsable de l'élaboration de ces documents;

e) la remise aux porteurs de parts d'une liste de base des porteurs de parts inscrits conformément aux formalités énoncées dans l'acte de fiducie;

f) la modification d'une modalité ou d'une disposition de l'acte de fiducie pour le compte de la Fiducie ou une renonciation à l'exécution ou la violation d'une telle modalité ou disposition;

g) le renouvellement ou la résiliation de la convention d'administration pour le compte de la Fiducie;

h) toute question nécessitant l'approbation des porteurs de parts conformément aux modalités de l'acte de fiducie.

L'acte de fiducie exige que le fiduciaire exerce ses pouvoirs et remplisse ses fonctions en toute honnêteté, de bonne foi et dans l'intérêt de la Fiducie et des porteurs de parts et, ce faisant, qu'il démontre le degré de prudence, de diligence et de compétence dont ferait preuve un fiduciaire raisonnablement prudent dans des circonstances comparables.

Le mandat initial du fiduciaire prendra fin à la première assemblée annuelle des porteurs de parts. Les porteurs de parts, à leur première assemblée annuelle, renouvelleront le mandat du fiduciaire ou lui nommeront un successeur pour un mandat de un an et, ainsi de suite, à chaque assemblée annuelle des porteurs de parts. Le fiduciaire peut également être destitué de ses fonctions par la Société, sur remise d'un avis écrit, dans des circonstances limitées. Une telle démission ou destitution prend effet seulement au moment où elle est approuvée au moyen d'une résolution spéciale des porteurs de parts, au moment de l'acceptation ou de la nomination d'un fiduciaire successeur et au moment où celui-ci prend en charge les obligations du fiduciaire qu'il remplace.

Responsabilité du fiduciaire

Le fiduciaire, ses administrateurs, les membres de sa direction, ses employés, ses actionnaires et ses mandataires ne seront pas responsables envers un porteur de parts ou une autre personne, qu'il s'agisse d'une responsabilité délictuelle, contractuelle ou autre, relativement à toute question se rapportant à la Fiducie ou au fonds de la Fiducie, découlant de l'exercice par le fiduciaire des pouvoirs discrétionnaires ou autres qui lui sont conférés par l'acte de fiducie, y compris toute mesure prise ou omise de bonne foi sur la foi de documents qui sont à première vue dûment signés, une dépréciation du fonds de la Fiducie ou une perte relative à celui-ci découlant de la vente d'un élément d'actif, d'une inexactitude dans une évaluation fournie par une autre personne compétente, de la confiance accordée à une telle évaluation, d'une action ou d'une omission de la Société ou d'une autre personne à laquelle le fiduciaire a, avec le consentement de la Société, délégué l'une ou l'autre de ses obligations aux termes de l'acte de fiducie, ou toute autre action ou omission (y compris le fait de ne pas obliger, de quelque manière que ce soit, un ancien fiduciaire à remédier à un manquement à ses obligations à ce titre ou le fait que la Société ne remplisse pas les obligations qui lui incombent ou qui lui sont déléguées aux termes de l'acte de fiducie ou d'un autre contrat), sauf si la responsabilité en question découle d'une faute lourde, d'un défaut délibéré ou d'une fraude du fiduciaire ou de l'un ou l'autre de ses administrateurs, des membres de sa direction, de ses employés ou de ses actionnaires. Si le fiduciaire a retenu les services d'un spécialiste, d'un conseiller ou d'un conseiller juridique approprié à l'égard d'une question liée aux obligations qui lui incombent conformément à l'acte de fiducie ou à un autre contrat, il pourra suivre ou non les conseils de ce spécialiste, de ce conseiller ou de ce conseiller juridique sans engager sa responsabilité et il sera entièrement protégé des pertes ou des responsabilités découlant d'une action ou d'un refus d'agir fondé sur de tels conseils. Dans l'exercice des pouvoirs discrétionnaires ou autres qui lui sont conférés conformément à l'acte de fiducie, le fiduciaire agit et sera réputé de façon concluante agir à titre de fiduciaire de l'actif de la Fiducie et sa responsabilité personnelle ne sera pas engagée à l'égard des dettes, du passif, des obligations, des réclamations, des mises en demeure, des jugements, des frais ou des charges à l'encontre de la Fiducie ou du fonds de la Fiducie ou relativement à ceux-ci. En outre, l'acte de fiducie comporte d'autres dispositions habituelles limitant la responsabilité du fiduciaire.

Modification de l'acte de fiducie

L'acte de fiducie peut être modifié par voie de résolution spéciale. Le fiduciaire peut, sans le consentement, l'approbation ou la ratification des porteurs de parts, modifier l'acte de fiducie aux fins suivantes :

- faire en sorte que la Fiducie se conforme aux lois ou aux exigences applicables d'une autorité ou d'un organisme gouvernemental du Canada ou d'une province;
- faire en sorte que la Fiducie respecte les dispositions des paragraphes 108(2) et 132(6) de la Loi de l'impôt, en leur version modifiée ou remplacée;
- s'assurer que les porteurs de parts bénéficient de la protection supplémentaire que le fiduciaire juge opportune;
- supprimer ou régler des conflits ou des contradictions entre les dispositions de l'acte de fiducie ou d'un acte complémentaire, d'une convention de vente de redevances directes et d'une autre convention de la Fiducie ou d'un document d'information conformément auquel des titres de la Fiducie sont émis, ou d'une loi ou d'un règlement applicable de quelque territoire que ce soit, à la condition que, de l'avis du fiduciaire, cela ne porte pas atteinte à ses droits ou à ceux des porteurs de parts;
- prévoir que la Fiducie pourra remettre aux porteurs de parts par voie électronique les documents relatifs à la Fiducie (y compris les rapports annuel et trimestriels, notamment les états financiers, les avis de convocation aux assemblées des porteurs de parts, les circulaires d'information et les procurations) une fois que les lois sur les valeurs mobilières applicables auront été modifiées pour permettre une telle remise électronique au lieu des modes de remise habituelles, à la condition que ces modifications de l'acte de fiducie ne contreviennent pas à ces lois ou ne soient pas en conflit avec celles-ci;
- corriger ou rectifier des ambiguïtés, des dispositions inexécutoires ou contradictoires, des erreurs ou des omissions, à la condition que, de l'avis du fiduciaire, cela ne porte pas atteinte à ses droits ou à ceux des porteurs de parts;

- apporter toute modification nécessaire aux certificats représentant les parts de fiducie afin de faire en sorte que ceux-ci soient conformes aux dispositions de l'acte de fiducie, ou toute autre modification, à la condition que cela ne porte pas atteinte à ses droits ou à ceux des porteurs de parts.

Offre publique d'achat

L'acte de fiducie comporte des dispositions stipulant que si une offre publique d'achat est présentée relativement aux parts de fiducie et qu'au moins 90 % de celles-ci (autres que les parts de fiducie détenues à la date de l'offre publique d'achat par l'initiateur ou des personnes avec lesquelles il a des liens ou faisant partie de son groupe ou pour leur compte) sont prises en livraison et payées par l'initiateur, celui-ci aura le droit d'acquérir les parts de fiducie détenues par les porteurs de parts qui n'auront pas accepté l'offre publique d'achat selon les conditions offertes.

Dissolution de la Fiducie

Les porteurs de parts peuvent voter en faveur de la dissolution de la Fiducie à une assemblée des porteurs de parts dûment convoquée à cette fin, sous réserve des conditions suivantes : a) un vote ne peut être tenu que si les porteurs d'au moins 20 % des parts de fiducie en circulation en ont fait la demande par écrit, b) un quorum formé de porteurs représentant 50 % des parts de fiducie émises et en circulation présents ou représentés par procuration doit être atteint et c) la dissolution doit être approuvée au moyen d'une résolution spéciale des porteurs de parts.

À moins que la Fiducie n'ait déjà été dissoute ou prorogée au moyen d'un vote des porteurs de parts, le fiduciaire devra commencer à liquider les affaires de la Fiducie le 31 décembre 2099. Si la Fiducie est dissoute, le fiduciaire vendra et convertira en espèces les redevances directes et les autres éléments d'actif constituant le fonds de la Fiducie dans le cadre d'une opération ou de plusieurs opérations publiques ou privées et prendra toutes les autres mesures nécessaires en vue de liquider le fonds de la Fiducie et agira à tous les égards conformément aux directives, le cas échéant, des porteurs de parts en ce qui a trait à la dissolution autorisée conformément à la résolution spéciale. Toutefois, la Fiducie ne devra en aucun cas être dissoute avant l'aliénation des redevances directes. Après avoir payé, honoré ou acquitté la totalité des dettes et des obligations connues de la Fiducie ou constitué une provision à cet égard, et après avoir prévu une indemnisation contre toutes les autres dettes et obligations en cours, le fiduciaire répartira le reliquat du produit de la vente de l'actif, de même que les espèces faisant partie des biens de la Fiducie, entre les porteurs de parts, conformément à leurs quote-parts respectives.

Communication de l'information destinée aux porteurs de parts

Les états financiers consolidés de la Fiducie sont vérifiés chaque année par un cabinet de comptables agréés indépendant reconnu. La Société poste les états financiers consolidés vérifiés de la Fiducie, accompagnés du rapport des comptables agréés, et les états financiers consolidés intermédiaires non vérifiés de la Fiducie aux porteurs de parts dans les délais prescrits par les lois sur les valeurs mobilières. L'exercice de la Fiducie prend fin le 31 décembre. La Fiducie est assujettie aux obligations d'information continue prévues dans les lois sur valeurs mobilières applicables.

RÉGIME D'ACHAT DE PARTS INCITATIF

La Fiducie a adopté le régime d'achat de parts incitatif qui permet au conseil de Harvest d'octroyer des droits d'achat de parts de fiducie non transférables (les « droits incitatifs ») aux administrateurs, aux membres de la direction, aux consultants, aux employés et aux autres fournisseurs de services courants de la Fiducie et de ses filiales, notamment la Société. Le régime d'achat de parts incitatif a pour but d'offrir un incitatif à long terme efficace aux participants admissibles et de les récompenser en fonction du rendement à long terme et des distributions. En date du 12 juin 2003, le nombre total de parts de fiducie pouvant être émises aux termes du régime d'achat de parts incitatif a été porté de 875 000 au nombre maximal cumulatif de 1 121 000. Le nombre total de parts de fiducie pouvant être émises aux termes du régime d'achat de parts incitatif au 30 septembre 2003 s'élevait à 885 500.

Le conseil de Harvest administre le régime d'achat de parts incitatif et décide quelles personnes auront le droit d'y participer, le nombre de droits incitatifs devant être octroyés et les modalités d'acquisition de ceux-ci. Le prix d'octroi des droits incitatifs (le « prix d'octroi ») est équivalent au cours de clôture des parts de fiducie le jour de bourse précédant la date de l'octroi, sauf autorisation contraire. Le prix d'exercice (le « prix d'exercice ») par droit est calculé en déduisant du prix d'octroi le montant total des distributions par part versées par la Fiducie après la date de l'octroi; toutefois, ce montant doit constituer un rendement supérieur à 0,833 % du coût comptabilisé des immobilisations de la Fiducie, déduction faite de la totalité de la dette, de l'insuffisance (de l'excédent) du fonds de roulement ou des équivalents de titres d'emprunt, de l'amortissement, de la dotation à la provision pour épuisement et des impôts à payer futurs sur ces immobilisations à la fin de chaque mois.

Les droits incitatifs peuvent être exercés pendant une période maximale de cinq ans à compter de la date de leur octroi et on peut y mettre fin auparavant si leur porteur cesse d'être un participant admissible ou s'il décède. Le cas échéant, le porteur a le droit, dans les 30 jours suivant la date à laquelle il a cessé d'être un participant admissible ou à la fin de la période d'exercice, selon la première éventualité, d'exercer les droits incitatifs qui lui sont acquis. En cas de décès, la succession du porteur a le droit, dans les six mois suivant le décès ou à la fin de la période d'exercice, selon la première éventualité, d'exercer les droits incitatifs acquis au prix d'exercice en vigueur à la date du décès. Les droits incitatifs non acquis au moment où le porteur cesse d'occuper son poste ou décède deviennent immédiatement nuls et non avenus. La Fiducie a le choix de régler les droits incitatifs en circulation au moyen de parts de fiducie ou d'espèces. Le nombre de parts de fiducie devant être émises en règlement des droits incitatifs en circulation correspond au nombre obtenu en multipliant le nombre de droits incitatifs par le quotient obtenu en divisant la différence entre le cours d'une part de fiducie et le prix d'exercice par le cours de la part de fiducie. Les espèces versées en règlement des droits incitatifs en circulation correspondent à la différence entre le cours d'une part de fiducie et le prix d'exercice, multipliée par le nombre de droits incitatifs à régler.

Le tableau qui suit présente des renseignements sur les droits incitatifs en circulation aux termes du régime d'achat de parts incitatif au 30 septembre 2003.

Groupe	Date d'octroi des droits incitatifs	Nombre de parts de fiducie visées par des options	Prix d'octroi	Cours de clôture le jour précédant l'octroi	Prix d'exercice au 30 septembre 2003	Date d'expiration	Valeur au marché du droit incitatif[1]
Hauts dirigeants (4)	25 novembre 2002	475 000	8,00 $	8,00 $	6,20 $	25 novembre 2007	2 755 000 $
Administrateurs (4)	25 novembre 2002	75 000	8,00 $	8,00 $	6,20 $	25 novembre 2005	435 000 $
	14 février 2003	34 500	10,75 $	10,75 $	9,35 $	14 février 2008	91 425 $
Employés et consultants (16)	25 novembre 2002	237 500	8,00 $	8,00 $	6,20 $	25 novembre 2005	1 377 500 $
	24 janvier 2003	32 500	10,21 $	10,21 $	8,61 $	24 janvier 2008	110 175 $
	15 juillet 2003	12 500	10,18 $	10,18 $	9,78 $	15 juillet 2008	27 750 $
	17 juillet 2003	7 500	10,20 $	10,20 $	10,00 $	17 juillet 2008	15 000 $
	18 juillet 2003	11 000	10,30 $	10,30 $	10,10 $	18 juillet 2008	20 900 $

Note

(1) Selon la différence entre le cours de clôture des parts de fiducie le 30 septembre 2003 à la TSX, soit 12,00 $, et le prix d'octroi du droit incitatif, moins les distributions par part de fiducie versées après la date à laquelle le droit incitatif a été octroyé, multiplié par le nombre de parts de fiducie visées par le droit incitatif.

RÉGIME DE RÉINVESTISSEMENT DES DISTRIBUTIONS

La Fiducie a obtenu toutes les approbations des organismes de réglementation compétents et a mis en oeuvre le régime de réinvestissement. **Les porteurs de parts qui sont des résidents des États-Unis ne peuvent pas participer au régime de réinvestissement.** Le régime de réinvestissement donne aux porteurs de parts de fiducie admissibles la possibilité d'accumuler des parts de fiducie supplémentaires en réinvestissant les espèces à distribuer qu'ils reçoivent. Il revient à la Société de décider si les parts de fiducie seront acquises au cours en vigueur (jusqu'à

concurrence de 115 % du cours moyen pondéré en fonction du volume des parts de fiducie à la TSX au cours de la période de dix jours de bourse précédant immédiatement la date à laquelle les parts de fiducie sont acquises) ou s'il s'agira de nouvelles parts de fiducie émises à 95 % du cours des parts de fiducie (calculé selon le cours moyen pondéré des parts de fiducie à la TSX au cours de la période débutant le deuxième jour ouvrable suivant la date de clôture des registres relative à la distribution et se terminant le deuxième jour ouvrable précédant immédiatement la date de versement de la distribution à laquelle au moins un lot régulier de parts de fiducie est négocié). Les participants au régime de réinvestissement peuvent également acheter des parts de fiducie à 100 % du cours de celles-ci (comme il est indiqué ci-dessus) en investissant des sommes supplémentaires d'au plus 5 000 $ par mois et d'au moins 1 000 $ à la fois; toutefois, le nombre total de parts de fiducie qui peuvent être émises chaque exercice aux termes des paiements optionnels en espèces ne peut dépasser 2 % du nombre de parts de fiducie émises et en circulation au début de l'exercice en question. Au 30 septembre 2003, 735 389 nouvelles parts de fiducie avaient été émises depuis le 15 février 2003 en contrepartie d'un produit de 7 385 435 $, en raison de la participation au régime de réinvestissement et des distributions en espèces versées par la Fiducie.

CONFLITS D'INTÉRÊTS

Aucune propriété ne sera acquise de membres de la direction ou d'administrateurs de la Société ou de personnes avec lesquelles ceux-ci ont un lien de dépendance à un prix supérieur à sa juste valeur marchande et aucune propriété ne sera vendue aux membres de la direction ou aux administrateurs de la Société ou à des personnes avec lesquelles ceux-ci ont un lien de dépendance à un prix inférieur à sa juste valeur marchande, établie dans chaque cas selon l'avis d'un conseiller financier indépendant et approuvée par les membres indépendants du conseil de Harvest. Dans certaines circonstances, une évaluation formelle et le vote affirmatif des porteurs de parts seront nécessaires, conformément aux exigences de la Règle 61-501 de la Commission des valeurs mobilières de l'Ontario.

Dans certaines circonstances, des membres du conseil de Harvest pourraient être administrateurs ou membres de la direction de sociétés par actions qui sont en concurrence avec les intérêts de la Société et de la Fiducie. Il n'est aucunement certain que les possibilités décelées par ces membres du conseil seront communiquées à la Société et à la Fiducie.

PRINCIPALES INFORMATIONS FINANCIÈRES

Informations financières et renseignements annuels

Le tableau ci-dessous constitue un résumé des principales informations financières consolidées de la Fiducie pour la période allant du 10 juillet 2002 au 31 décembre 2002 et pour les trimestres arrêtés au 31 mars 2003, au 30 juin 2003 et au 30 septembre 2003. Ce tableau doit être lu à la lumière des informations figurant sous la rubrique « Rapport de gestion » ci-après, des états financiers consolidés intermédiaires non vérifiés de la Fiducie pour la période de neuf mois arrêtée au 30 septembre 2003 et des états financiers consolidés vérifiés de la Fiducie pour la période allant du 10 juillet 2002 au 31 décembre 2002. Ces principales informations financières consolidées ne sont pas nécessairement représentatives des résultats d'exploitation ou de la situation financière de la Fiducie à l'avenir.

		2003		
(en milliers de dollars, sauf les montants par part)	**Période allant du 10 juillet 2002 au 31 décembre 2002**	**Trimestre arrêté au 31 mars**	**Trimestre arrêté au 30 juin**	**Trimestre arrêté au 30 septembre**
Produits nets	18 955	14 738	17 623	21 181
Bénéfice net	5 136	3 736	1 180	5 751
Bénéfice net par part – de base	3,46	0,36	0,10	0,46
Bénéfice net par part – dilué	3,69	0,34	0,10	0,45
Total de l'actif	93 729	92 041	120 122	144 369
Total du passif	53 723	38 891	61 645	51 473
Distributions déclarées par part	0,20	0,60	0,60	0,60

DISTRIBUTIONS EN ESPÈCES

Le tableau qui suit indique le montant par part de fiducie des distributions en espèces mensuelles versées par la Fiducie depuis la réalisation du premier appel public à l'épargne.

2003	Distribution par part de fiducie
Janvier[(1)]	0,20 $
Février	0,20 $
Mars	0,20 $
Avril	0,20 $
Mai	0,20 $
Juin	0,20 $
Juillet	0,20 $
Août	0,20 $
Septembre	0,20 $
Octobre	0,20 $
Novembre[(2)]	0,20 $

Notes

(1) Cette distribution était la première distribution en espèces versée par la Fiducie après la réalisation du premier appel public à l'épargne.

(2) La Fiducie a annoncé le 18 novembre 2003 que la prochaine distribution en espèces mensuelle de 0,20 $ par part de fiducie sera versée le 15 décembre 2003 aux porteurs de parts inscrits le 30 novembre 2003.

Les porteurs de parts inscrits à une date de clôture des registres pourront recevoir les distributions en espèces mensuelles des espèces à distribuer qui deviendront payables le 15e jour suivant cette date et, si cette date de versement n'est pas un jour ouvrable, le jour ouvrable suivant le 15e jour suivant la date de clôture des registres en question.

TITRES ENTIERCÉS

Relativement à la réalisation du premier appel public à l'épargne, certains membres du groupe de direction détenant des débentures de 990148 Alberta Ltd. d'un capital global de 4 777 500 $ (qui ont été réglées au moyen de 4 777 500 parts de fiducie qui, au 30 septembre 2003, représentaient environ 38,4 % des parts de fiducie alors en circulation et, à la date des présentes, environ 28,1 %) ont signé un engagement en faveur des preneurs fermes du premier appel public à l'épargne aux termes duquel ils s'engageaient à ne pas placer ni vendre, ni convenir de placer ou de vendre, ni conclure un arrangement en vue de placer ou de vendre des parts de fiducie ou d'autres titres de la Fiducie ou de la Société ou des titres convertibles en titres de la Fiducie ou de la Société, échangeables contre de tels titres ou pouvant être levés ou exercés de quelque autre manière afin d'acheter de tels titres, alors détenus par ces porteurs ou par leur conjoint ou conjointe, directement ou indirectement, à quelque moment que ce soit jusqu'au 28 novembre 2004.

RAPPORT DE GESTION

Le présent rapport de gestion sur la situation financière et les résultats d'exploitation de la Fiducie doit être lu de concert avec les états financiers consolidés intermédiaires non vérifiés pour les périodes de trois mois et de neuf mois arrêtées au 30 septembre 2003 ainsi qu'avec les états financiers consolidés vérifiés paraissant dans la présente notice annuelle.

Informations prospectives

Le texte qui suit renferme des informations prospectives concernant la Fiducie. Ces informations portent sur des événements et conditions à venir et, à ce titre, comportent des risques et des incertitudes qui pourraient faire en sorte que les résultats réels diffèrent grandement de ceux qui y sont prévus. Les informations et opinions sur les perspectives futures de la Fiducie sont fondées sur les renseignements disponibles au 25 novembre 2003. Se reporter à la rubrique intitulée « Mise en garde relative aux énoncés prospectifs ».

Période de neuf mois arrêtée au 30 septembre 2003

Volume de ventes

La production de Harvest est constituée de pétrole de densité moyenne, de pétrole lourd, de liquides de gaz naturel et de gaz naturel provenant de propriétés situées dans le centre-est de l'Alberta. Au cours des périodes de trois mois et de neuf mois à l'étude, les ventes de pétrole et de gaz naturel se sont établies respectivement à une moyenne de 11 373 bep/j et de 9 754 bep/j.

Volume de ventes moyen

	Trois mois arrêtés au 30 septembre 2003		Neuf mois arrêtés au 30 septembre 2003	
Pétrole de densité moyenne (b/j)	5 044	44 %	4 300	44 %
Pétrole lourd (b/j)	6 010	53 %	5 192	53 %
Total du pétrole (b/j)	11 054	97 %	9 492	97 %
Liquides de gaz naturel (b/j)	77	1 %	68	98 %
Total du pétrole et des liquides de gaz naturel (b/j)	11 131	98 %	9 560	98 %
Gaz naturel (kpi^{3}j)	1 453	2 %	1 165	2 %
Total de l'équivalent de pétrole (6:1 bep/j)	11 373	100 %	9 754	100 %

Au 30 septembre 2003, le taux quotidien de production de Harvest avait augmenté et était d'environ 11 600 bep/j, ce qui reflète l'incidence des activités continues de mise en valeur et d'optimisation durant le trimestre. Harvest prévoit qu'en raison des acquisitions de propriétés pétrolifères et gazéifères dans le sud-est de la Saskatchewan et de la poursuite du programme de mise en valeur et d'optimisation, sa production continuera d'augmenter d'ici la fin de 2003.

Produits

Pour les périodes de trois mois et de neuf mois arrêtées au 30 septembre 2003, les produits, avant les redevances, ont totalisé respectivement 28,5 millions de dollars et 79,4 millions de dollars, ce qui est attribuable aux prix moyens qui ont été obtenus, soit respectivement 27,22 $ et 29,66 $ le baril de pétrole et de liquides de gaz naturel et 4,94 $ et 6,28 $ le kpi^3 de gaz naturel. Dans l'ensemble, le programme de couverture de Harvest a eu pour conséquences des réductions d'environ 3,37 $ et 5,94 $ par bep produit respectivement au cours des trois mois et des neuf mois arrêtés au 30 septembre 2003. Harvest prévoit poursuivre sa stratégie actuelle en matière de couverture et elle a couvert quelque 10 000 b/j de sa production à un prix moyen d'environ 30,00 $ CA le baril pour le reste de 2003.

Produits d'exploitation nets

Ce qui suit résume les produits d'exploitation nets de Harvest pour les périodes arrêtées au 30 septembre 2003 :

	($/bep)	
	Trois mois arrêtés au 30 septembre 2003	**Neuf mois arrêtés au 30 septembre 2003**
Prix du marché	27,27	29,82
Perte de couverture	3,37	5,94
Prix obtenu	23,90	23,88
Redevances, montant net	3,66	3,77
Frais d'exploitation	9,23	8,66
Produits d'exploitation nets	11,01	11,45

Charges au titre des redevances

Harvest a payé des redevances d'un montant net de 3,8 millions de dollars et de 10 millions de dollars au cours des périodes de trois mois et de neuf mois à l'étude, respectivement, ce qui a correspondu à environ 3,66 $ et 3,77 $ par bep. Le montant net des redevances pour le trimestre à l'étude est constitué de 2,6 millions de dollars de redevances de propriétaire franc et d'impôts miniers sur les propriétés franches, de 1,1 million de dollars de redevances à la Couronne, de 0,2 million de dollars de redevances dérogatoires brutes et de 0,1 million de dollars de redevances reçues. Le montant net des redevances pour les neuf mois à l'étude comprend 6,7 millions de dollars de redevances de propriétaire franc et d'impôts miniers sur les propriétés franches, 3,2 millions de dollars de redevances à la Couronne, 0,4 million de dollars de redevances dérogatoires brutes et 0,3 million de dollars de redevances reçues.

Frais d'exploitation

Pour les périodes de trois mois et de neuf mois à l'étude, les frais d'exploitation de Harvest ont été respectivement de 9,7 millions de dollars et de 23 millions de dollars, soit environ 9,23 $ et 8,66 $ par bep. Harvest est l'exploitant de la quasi-totalité des propriétés de l'entité. Les frais d'exploitation les plus importants de Harvest sont ceux qu'elle engage au titre de l'électricité (60 %) et de l'entretien (15 %). Pour ce qui est du reste de 2003, Harvest a couvert quelque 48 % de sa consommation actuelle d'électricité à un prix moyen de 45,10 $ le MWh.

Frais généraux et administratifs

Les frais généraux et administratifs se sont élevés à 0,6 million de dollars, soit 0,54 $ par bep pour le trimestre à l'étude, et à 2,1 millions de dollars, soit 0,78 $ par bep, pour les neuf mois à l'étude. Dans ces périodes, des tranches de 0,2 million de dollars et de 0,7 million de dollars des frais généraux et administratifs ont été capitalisées relativement aux activités d'acquisition et d'optimisation des gisements. Les frais généraux et administratifs du troisième trimestre ont été réduits du montant des recouvrements liés au programme de dépenses en immobilisations au cours du troisième trimestre.

Intérêts débiteurs et amortissement des charges financières reportées

Les intérêts débiteurs et les charges financières reportées se sont élevés à 1,2 million de dollars et à 3,4 millions de dollars respectivement pour les périodes de trois mois et de neuf mois à l'étude. L'amortissement des charges financières reportées associées aux coûts de garantie des facilités de crédit bancaire s'est élevé à 0,8 million de dollars et à 1,6 million de dollars respectivement pour les trois mois et les neuf mois à l'étude.

Épuisement, amortissement et frais futurs de restauration des lieux

La provision pour l'épuisement, l'amortissement et les frais futurs de restauration des lieux a totalisé 9,3 millions de dollars et 22,8 millions de dollars pour les périodes de trois mois et de neuf mois à l'étude, respectivement, et elle est constituée respectivement de 8 millions de dollars et de 20,1 millions de dollars au titre de l'épuisement et de l'amortissement des propriétés pétrolifères et gazéifères, d'environ 28 000 $ et 78 000 $ aux fins de l'amortissement

du mobilier et du matériel de bureau et de 1,3 million de dollars et de 2,7 millions de dollars pour les frais futurs d'abandon et de restauration des lieux. Les taux d'épuisement des propriétés pétrolifères et gazéifères ont été d'environ 7,68 $ et 7,58 $ par bep respectivement pour les trois mois et les neuf mois à l'étude et ils sont fondés sur les coûts des propriétés pétrolifères et gazéifères qui ont été acquises, sur les dépenses en immobilisations qui ont été engagées et sur les frais généraux et administratifs qui ont été capitalisés. Les taux de 1,21 $ et de 1,00 $ par bep, respectivement pour les périodes de trois mois et de neuf mois à l'étude, qui ont servi à établir la provision pour les frais futurs de restauration des lieux sont fondés sur le montant final des frais futurs, à savoir environ 18,8 millions de dollars. L'amortissement du mobilier et du matériel de bureau et des améliorations locatives a été calculé selon la méthode linéaire et à des taux variant de 20 % à 50 %.

Impôts sur les bénéfices

Pour les périodes de trois mois et de neuf mois à l'étude, les impôts sur les bénéfices comprennent respectivement quelque 86 000 $ et 138 000 $ au titre de l'impôt des grandes sociétés et 3,6 millions de dollars et 3,3 millions de dollars au titre de la charge d'impôts futurs. Hormis l'impôt des grandes sociétés, ni la Fiducie, ni sa filiale en exploitation ne devraient avoir à verser d'impôts au comptant en 2003.

Flux de trésorerie et bénéfice

Pour les périodes de trois mois et de neuf mois arrêtées au 30 septembre 2003, les flux de trésorerie consolidés liés à l'exploitation ont totalisé respectivement 16,8 millions de dollars et 32,8 millions de dollars, et le bénéfice net consolidé s'est situé à 5,8 millions de dollars et à 10,7 millions de dollars.

La Fiducie calcule et présente les flux de trésorerie liés à l'exploitation par part de fiducie puisqu'il s'agit d'une mesure du rendement financier qu'utilisent couramment les analystes et investisseurs pour établir la comparaison entre les fiducies de redevance et les sociétés productrices du secteur du pétrole et du gaz naturel. Les analystes et les investisseurs se servent des flux de trésorerie liés à l'exploitation par part de fiducie comme base d'évaluation des parts et comme mesure de liquidité. Afin de déterminer si les parts de fiducie se négocient à un prix approprié, les analystes et les investisseurs appliquent souvent aux flux de trésorerie liés à l'exploitation par part de fiducie un multiple de référence approprié En outre, les investisseurs et les analystes estiment que des distributions par part plus élevées sont une mesure positive de liquidité. Les investisseurs et les analystes peuvent se servir des flux de trésorerie liés à l'exploitation par part de fiducie et de la politique de distribution d'une fiducie pour évaluer si cette dernière aura la capacité de maintenir un certain niveau de distribution par part dans les périodes à venir et pour évaluer la capacité de la fiducie à financer sa croissance au moyen des flux de trésorerie autogénérés.

Les flux de trésorerie liés à l'exploitation par part de fiducie n'est pas mesure définie dans les principes comptables généralement reconnus du Canada (les « PCGR »); elle ne doit donc pas être utilisée de manière isolée et ne peut remplacer d'autres mesures traditionnelles relevant des PCGR. La mesure des flux de trésorerie liés à l'exploitation que présente Harvest n'est pas nécessairement comparable à celle qui est employée par d'autres entreprises ou fiducies, et ce, mêmes si celles-ci utilisent la même expression.

Les chiffres correspondants par part de fiducie et par bep sont les suivants :

	Trois mois arrêtés au 30 septembre 2003			**Neuf mois arrêtés au 30 septembre 2003**		
	Par part de fiducie			**Par part de fiducie**		
	De base	**Dilués**	**Par bep**	**De base**	**Dilués**	**Par bep**
Flux de trésorerie liés à l'exploitation	1,35 $	1,31 $	16,02 $	2,88 $	2,79 $	12,32 $
Bénéfice net	0,46 $	0,45 $	5,50 $	0,94 $	0,91 $	4,01 $

Les montants des flux de trésorerie liés à l'exploitation sont plus élevés que ceux qui avaient été prévus en raison de l'extinction d'un titre d'emprunt libellé en dollars US et de la réalisation d'un gain de change sur l'instrument en cause.

Dépenses en immobilisations

Durant les périodes de trois mois et de neuf mois à l'étude, les dépenses en immobilisations ont totalisé respectivement 10,1 millions de dollars et 48,5 millions de dollars, y compris les charges hors caisse. Les dépenses au cours de ces périodes ont été engagées essentiellement aux fins de l'acquisition de propriétés productrices de pétrole et de gaz naturel dans l'est de l'Alberta, propriétés qui constituent un prolongement aux activités et à la production courantes de Harvest.

Après la fin du trimestre, soit le 16 octobre 2003, Harvest a conclu l'achat de propriétés productrices de pétrole et de gaz naturel dans le sud-ouest de la Saskatchewan, par le biais de sa filiale en propriété exclusive Harvest Operations Corp. L'achat de cet actif, en contrepartie de quelque 80,0 millions de dollars, devrait accroître la production d'environ 5 200 bep/j.

Structure du capital et ressources financières

Toutes les fiducies de redevance utilisent généralement la même approche fondamentale à l'égard du financement. Comme pour les autres fiducies, les principales sources de financement utilisées par la Fiducie pour financer sa croissance sont les flux de trésorerie, le RRD de la Fiducie, les émissions de parts de fiducie, les billets de financement provisoire remboursables en capitaux propres et la dette, principalement la dette bancaire et les emprunts provisoires à court terme. À ce jour, les flux de trésorerie à eux seuls ont permis à la Fiducie de verser aux porteurs de parts des distributions mensuelles stables de 0,20 $ par part de fiducie depuis que la Fiducie est devenue une entité ouverte en décembre 2002, et ils ont également contribué à soutenir un programme dynamique de dépenses en immobilisations, à alimenter le fonds de roulement et à satisfaire aux besoins du service de la dette.

À l'heure actuelle, la Fiducie a eu recours à moins de 75 % de la facilité bancaire actuelle de 89 millions de dollars. Les distributions mensuelles versées aux porteurs de parts représentent moins de 70 % des flux de trésorerie mensuels liés à l'exploitation avant la prise en compte des rentrées ou des sorties de fonds à l'égard des éléments hors caisse du fonds de roulement lié à l'exploitation. Du montant des distributions versées aux porteurs de parts, environ le tiers est réinvesti dans la Fiducie par le biais du RRD. L'ensemble constitué par le financement disponible par emprunt, par les flux de trésorerie et par les distributions réinvesties fait en sorte que la Fiducie a la capacité financière pour satisfaire à ses obligations et pour réaliser à court terme son plan commercial sans devoir accroître ses facilités bancaires.

Au 30 septembre 2003, l'emprunt à vue s'établissait à environ 2,8 millions de dollars, comparativement à un solde de 45,3 millions de dollars au 31 décembre 2002. L'emprunt à vue, libellé en dollars US, a été annulé le 30 septembre 2003 au moyen des sommes provenant des facilités d'emprunt et des billets de financement provisoire remboursables en capitaux propres. Au 30 septembre 2003, l'encours des facilités d'emprunt et des billets de financement provisoire remboursables en capitaux propres s'élevait respectivement à 25 millions de dollars et à 33,5 millions de dollars.

Au 30 septembre 2003, le solde du fonds de roulement se situait à 18,1 millions de dollars, exclusion faite de l'emprunt à vue et des billets de financement provisoire à payer, contre 10,7 millions de dollars au 31 décembre 2002. L'écart de 7,4 millions de dollars est essentiellement attribuable à l'augmentation de l'encaisse et des placements à court terme qui a découlé du moment de l'encaissement des fonds des facilités d'emprunt et des billets de financement provisoire remboursables en capitaux propres, soit vers la fin du troisième trimestre. Ces fonds ont par la suite servi à financer une partie de l'acquisition des propriétés du sud-est de la Saskatchewan.

Le 1er octobre 2003, la Fiducie a satisfait à son obligation mensuelle de verser des intérêts aux termes des billets de financement provisoire remboursables en capitaux propres et des billets de financement provisoire à payer. En outre, la Fiducie a également remboursé une tranche de 11 millions de dollars du capital des billets de financement provisoire. Les remboursements mensuels d'intérêts et de capital réunis ont été effectués au moyen de sommes provenant du fonds de roulement.

Le 3 octobre 2003, la Fiducie a utilisé une facilité bancaire provisoire de 15 millions de dollars dont une tranche de 2,9 millions de dollars a servi à rembourser les intérêts courus et le capital sur un emprunt à vue. La facilité bancaire provisoire a servi à satisfaire aux obligations exigibles jusqu'au 16 octobre 2003, date à laquelle la facilité a été remboursée et remplacée par la facilité bancaire actuelle renouvelable de 89 millions de dollars.

Le 16 octobre 2003, la Fiducie a conclu, moyennant 80 millions de dollars, l'achat des propriétés Carlyle situées dans le sud-est de la Saskatchewan. La Fiducie a également remboursé la tranche restante de 4,5 millions de dollars des billets de financement provisoire à payer, plus les intérêts courus exigibles de 57 534 $, et elle a remboursé une tranche de 8,5 millions de dollars du capital des billets de financement provisoire remboursables en capitaux propres. Ces versements ont été financés au moyen des sommes tirées de l'émission des parts de fiducie, laquelle a rapporté un produit brut de 51,8 millions de dollars, et par la facilité bancaire actuelle de 89 millions de dollars.

Aperçu de la structure du capital et des liquidités

Une capacité d'emprunt dépassant les 20 millions de dollars est disponible aux termes de la facilité d'emprunt actuelle. La facilité servira à satisfaire aux besoins du fonds de roulement et à financer les dépenses en immobilisations supplémentaires ou des acquisitions de propriétés pétrolifères et gazéifères. À compter du 31 janvier 2004, il est prévu que le total de la capacité d'emprunt disponible aux termes de la facilité bancaire actuelle sera réduit de 4,5 millions de dollars par mois (c.-à-d. que l'emprunt maximal permis aux termes de la facilité sera ramené à 84,5 millions de dollars le 31 janvier 2004, à 80 millions de dollars le 29 février 2004 et ainsi de suite). Compte tenu de l'utilisation actuelle et des emprunts prévus, il est peu probable que le montant de 4,5 millions de dollars correspondant à la réduction restreigne la capacité de la Fiducie à réaliser son plan commercial. La facilité bancaire actuelle fera l'objet d'un examen annuel au plus tard le 1er mai 2004, date à laquelle la base d'emprunt de la Fiducie sera examinée à la lumière des données mises à jour visant les réserves des propriétés pétrolifères et gazéifères. Si, au cours de la période intermédiaire précédant le 1er mai 2004, la Fiducie a besoin de contracter une dette bancaire supplémentaire pour l'aider à financer une acquisition importante, elle a le droit de demander qu'un examen soit effectué aux termes de la convention régissant la facilité bancaire actuelle.

Au besoin, la Fiducie examinera la possibilité d'émettre des titres de capitaux propres supplémentaires pour financer des acquisitions de propriétés pétrolifères et gazéifères. En outre, la Fiducie a le droit d'effectuer le versement d'intérêts ou le remboursement de capital sur les billets de financement provisoire remboursables en capitaux propres, au comptant, ou en émettant des parts de fiducie (dont le nombre est calculé selon le cours moyen pondéré rajusté en fonction du volume des dix jours précédant le versement). Selon les prévisions actuelles, les versements d'intérêts seront effectués au comptant. Le capital est exigible le 3 janvier 2005. À l'heure actuelle, aucune décision n'a été prise à savoir si cette obligation sera satisfaite au comptant ou par le biais de parts de fiducie.

La Fiducie prévoit que les rentrées de fonds liées à l'exploitation mensuelles continueront à dépasser le montant requis pour financer les distributions mensuelles prévues de 0,20 $ par part de fiducie à verser aux porteurs de parts. À cet effet, les fonds excédentaires serviront à réduire les emprunts aux termes de la facilité bancaire actuelle. De même, tout réinvestissement des distributions versées aux porteurs de parts dans le cadre des activités du RRD servira également à réduire les emprunts aux termes de la facilité bancaire actuelle.

Distributions

Dans la première moitié de 2003, Harvest a versé des distributions de 0,20 $ par mois. Du montant des distributions déclarées et versées au cours des neuf premiers mois de 2003, une tranche d'environ 39 % a été réinvestie par les porteurs de parts par voie du régime de réinvestissement des distributions de Harvest. Ainsi, le montant net des distributions au comptant qui ont été versées au cours de ces neuf mois a été de 12,4 millions de dollars. La Fiducie s'attend à ce que 40 % des distributions de 2003 soient imposables et que 60 % constituent un remboursement de capital aux porteurs de parts. De nouvelles acquisitions de propriétés pétrolifères et gazéifères pourraient modifier le pourcentage des distributions assujetties à l'impôt.

Période allant du 10 juillet 2002 (date de la création) au 31 décembre 2002

Production et volume des ventes

La production de la Fiducie est constituée de pétrole de densité moyenne, de pétrole lourd, de liquides de gaz naturel et de gaz naturel provenant de propriétés situées dans l'est de l'Alberta. En 2002, les ventes de pétrole et de gaz naturel se sont établies à une moyenne de 4 307 bep/j. Le tableau ci-dessous donne le détail du volumes des ventes moyen pour les 175 jours d'exploitation de la Fiducie en 2002 :

Volume des ventes en 2002			**(%)**
Pétrole de densité moyenne	2 718	b/j	63
Pétrole lourd	1 463	b/j	34
Total du pétrole	4 181	b/j	97
Liquides de gaz naturel	22	b/j	1
Total du pétrole et des liquides	4 203	b/j	98
Gaz naturel	624	kpi	2
Total de l'équivalent de pétrole	4 307	bej	100

Les propriétés acquises le 10 juillet 2002 (zone Thompson Lake) et le 15 novembre 2002 (zone Hayter/Provost) ont produit quelque 2 785 bep/j et 1 522 bep/j, respectivement. Dans les 46 derniers jours de 2002, la production moyenne des propriétés pétrolifères et gazéifères de Hayter/Provost a été de 5 791 bep/j. À la fin de l'exercice 2002, la production de la Fiducie totalisait 8 610 bep/j, soit 5 795 b/j de pétrole lourd, 2 600 b/j de pétrole de densité moyenne, 19 b/j de liquides de gaz naturel et 1 177 kpi^3/j de gaz naturel.

Prix des marchandises

La Fiducie a obtenu un prix de vente moyen de 30,13 $ le bep au cours de l'exercice 2002. Compte tenu de l'incidence des pertes de couverture du pétrole de 1,0 million de dollars, ce prix a été de 28,79 $ le bep. Le tableau suivant indique la moyenne des prix au gisement que la Fiducie a touchés en 2002 pour chacun de ses produits :

Moyenne des prix de vente au gisement en 2002	
Pétrole lourd	22,63 $/b
Pétrole de densité moyenne	34,21 $/b
Total du pétrole	30,16 $/b
Liquides de gaz naturel	37,64 $/b
Total du pétrole et des liquides	30,20 $/b
Gaz naturel	4,54 $/$kpi^3$
Équivalent de pétrole	30,14 $/bep

La majeure partie de la production de pétrole lourd de la Fiducie a résulté de l'acquisition des propriétés de Hayter/Provost le 15 novembre 2002. Concurremment à cette opération, la Fiducie a conclu un contrat portant sur la vente de pétrole lourd à compter de la date d'acquisition des propriétés jusqu'au 31 décembre 2003. Le volume visé par cette entente, soit 6 000 b/j, est constitué d'environ 5 000 b/j de pétrole lourd et 1 000 b/j de condensats. Le prix que touche la Fiducie est fondé sur un tunnel sur le prix du WTI moins un écart fixe de 8,233 $ US le baril. Le prix plafond de ce tunnel est de 25,477 $ US le baril, et son prix plancher est de 22,633 $ US le baril. Dans les faits, ce contrat restreint les conséquences que pourraient avoir les fluctuations des prix du pétrole et de l'écart du pétrole lourd sur le plan commercial de la Fiducie.

La Fiducie a conclu des couvertures matérielles à l'égard d'une partie de sa production de pétrole de densité moyenne. Au cours de la période allant de septembre 2002 au 31 décembre 2002, elle a touché un prix de 39,31 $ le baril sur 1 200 b/j et a également vendu 500 b/j aux termes d'un tunnel comportant un prix plancher de 36,50 $ le baril et un prix plafond de 41,67 $ le baril. La Fiducie a également conclu plusieurs couvertures financières pour 2003, 2004 et 2005. Ses couvertures sont décrites en détail dans la note traitant des instruments financiers et afférente aux états financiers consolidés vérifiés de la Fiducie pour la période allant du 10 juillet 2002 au 31 décembre 2002.

Le conseil d'administration de la Société examine et approuve une politique de gestion des risques qui donne à la direction des directives concernant les ententes de couverture. De plus, le conseil d'administration passe en revue et approuve les couvertures que négocie l'équipe de direction. Conformément à sa politique de gestion des risques, la Fiducie a conclu des couvertures avec diverses contreparties solvables afin d'atténuer le risque inhérent à l'incapacité des contreparties d'honorer leurs engagements contractuels.

La Fiducie conclut des ententes de couverture afin de s'assurer que les prix qu'elle obtient pour la production provenant de réserves productives prouvées lui procureront suffisamment de flux de trésorerie pour qu'elle puisse verser ses distributions mensuelles aux porteurs de parts et financer ses programmes d'investissement et d'acquisition dans le cadre de son plan commercial, lequel suppose la continuité de son exploitation. Dans l'ensemble, la Fiducie s'est assurée que les prix qu'elle touchera en 2003 à l'égard de 7 600 b/j de sa production généreront des flux de trésorerie qui lui permettront de verser des distributions de 0,20 $ par mois en 2003 et qui l'aideront à financer son programme d'investissement.

Produits

En 2002, les produits, avant les redevances, ont totalisé 21,8 millions de dollars et ont résulté de la composition des ventes indiquée ci-après :

Produit	**(en milliers de dollars)**	**(en %)**
Pétrole lourd	5 791	27
Pétrole de densité moyenne	16 277	75
Liquides de gaz naturel	144	1
Gaz naturel	496	2
Produits tirés de la production	22 708	105
Couvertures	(1 009)	(5)
Total	21 699	100

Charges au titre des redevances

La Fiducie a payé des redevances de 2,9 millions de dollars en 2002, soit quelque 3,80 $ par bep. Le tableau ci-dessous en donne le détail :

	Charges au titre des redevances (en milliers de dollars)			
Produit	**À la Couronne**	**Autres qu'à la Couronne**	**Total**	**% des produits tirés de la production**
Pétrole lourd	358	841	1 199	21
Pétrole de densité moyenne	746	807	1 553	10
Liquides de gaz naturel	19	1	20	14
Gaz naturel	77	15	92	19
Total	1 200	1 664	2 864	13

Les redevances associées à la production de 2002 n'ont pas été admissibles au CIAR puisque cette production a été acquise auprès de sociétés qui avaient déjà obtenu le montant maximal du CIAR. Cependant, toute redevance à la Couronne résultant de la production des puits forés par la Fiducie sera admissible au CIAR.

Frais d'exploitation

Pour 2002, les frais d'exploitation de la Fiducie ont été de 6,4 millions de dollars, ou 8,49 $ par bep. La Fiducie est l'exploitant de toutes ses grandes propriétés. Elle considère qu'il est important d'exploiter elle-même ses propriétés puisque cela lui permet de s'assurer que ses meilleures méthodes sont appliquées aux activités d'exploitation, et ce, dans l'optique de réduire au minimum les coûts et d'optimiser la production et le taux de récupération des réserves.

Les coûts de l'énergie électrique (49 %), de l'entretien (17 %) et de la main-d'œuvre (8 %) constituent la majeure partie des coûts d'exploitation de la Fiducie. Dans le passé, la consommation nette d'énergie électrique au gisement a été d'environ 18 MW. Compte tenu de l'incidence de l'acquisition de la propriété Killarney en avril 2003, la consommation d'énergie électrique augmentera en 2003, pour s'établir à environ 24 MW. En 2002, la Fiducie a conclu des contrats visant l'achat, en 2003, de 5 MW au prix de 46,30 $ le MWh. Au début de 2003, la Fiducie a également conclu un contrat afin de fixer, pour 2004, à 46,00 $ le MWh le prix de 5 autres MW. En outre, la Fiducie a convenu d'acheter 9,75 MW à 44,50 $ le MWh au cours de la période allant du 1er avril 2003 au 31 mars 2006.

En raison du stade de maturité des propriétés pétrolifères et gazéifères de la Fiducie et du fait que la direction entend réduire le taux de leur baisse de production et accroître la récupération des hydrocarbures qu'elles recèlent, les frais d'entretien continueront de représenter une partie importante des coûts d'exploitation. Cependant, la Fiducie est d'avis qu'avec une attention soutenue et quotidienne et une saine planification, elle saura bien les gérer.

Ses 26 employés sur le terrain assurent l'exploitation de ses puits. Ces employés reçoivent une rémunération comparable à celle offerte dans le secteur et, pour mieux les motiver, ils ont droit à des primes fondées sur le rendement de la Fiducie et leur propre rendement. La direction est d'avis qu'avoir ses propres employés sur le terrain au lieu de faire appel à des entrepreneurs externes joue un rôle de premier plan dans la réalisation fructueuse de son plan commercial.

Produits d'exploitation nets

En 2002, la marge d'exploitation de la Fiducie a été de 12,6 millions de dollars, ou 16,66 $ par bep. Ce qui suit résume ses produits d'exploitation nets :

	En milliers de dollars	**$/bep**	**% des produits**
Produits tirés de la production	22 708	30,13	104
Pertes de couverture	(1 009)	(1,34)	(5)
Produits tirés des redevances	120	0,16	1
Redevances	(2 864)	(3,80)	(13)
Frais d'exploitation	(6 396)	(8,49)	(29)
Produits d'exploitation nets	12 559	16,66	58

Frais généraux et administratifs

Les frais généraux et administratifs se sont élevés à 0,8 million de dollars, ou 1,00 $ par bep, en 2002. De ce montant, une tranche de 0,6 million de dollars, ou 0,77 $ par bep, a été imputée aux résultats. Conformément à la stratégie de continuité de l'exploitation de la Fiducie et contrairement à d'autres fiducies traditionnelles du secteur de l'énergie, une partie de ses frais généraux et administratifs est liée à ses activités de mise en valeur de propriétés pétrolifères et gazéifères. C'est pourquoi des frais généraux et administratifs de 0,2 million de dollars, ou 0,23 $ par bep, ont été capitalisés.

Intérêts débiteurs et amortissement des frais de financement reportés

Les intérêts débiteurs se sont élevés à 2,0 millions de dollars et les frais de financement reportés amortis associés aux coûts de garantie des facilités de crédit bancaire ont totalisé 0,6 million de dollars. En 2002, la Fiducie a engagé 0,8 million de dollars d'intérêts débiteurs sur la dette bancaire qui a servi à financer une partie des acquisitions de propriétés pétrolifères et gazéifères et à lui procurer du fonds de roulement. La Fiducie a également payé 1,2 million de dollars d'intérêts sur un crédit-relais et sur une débenture qui l'ont aidée à démarrer ses activités. Le crédit-relais et la débenture ont été remboursés le 5 décembre 2002, date à laquelle la Fiducie a mené à terme son premier appel public à l'épargne.

Le 31 décembre 2002, la dette bancaire s'élevait à 45,7 millions de dollars et les frais de financement reportés non amortis s'établissaient à 2,2 millions de dollars. Les frais de financement reportés seront amortis selon la méthode linéaire sur la durée de la facilité de crédit bancaire concernée.

Épuisement, amortissement et frais futurs de restauration des lieux

En 2002, la provision pour l'épuisement, l'amortissement et les frais futurs de restauration des lieux a totalisé 5,7 millions de dollars. Ce montant a compris 5,1 millions de dollars au titre de l'épuisement et de l'amortissement des propriétés pétrolifères et gazéifères, 32 000 $ aux fins de l'amortissement du mobilier de bureau et du matériel et 0,5 million de dollars eu égard aux frais futurs d'abandon et de restauration des lieux. Le taux d'épuisement et d'amortissement des propriétés pétrolifères et gazéifères a été de 6,77 $ par bep et a été fondé sur les coûts d'acquisition des propriétés pétrolifères et gazéifères. Le taux de 0,72 $ par bep qui a servi à déterminer le montant de la provision pour les frais futurs de restauration des lieux a été établi d'après le montant final des frais futurs qu'ont estimé la direction et un tiers indépendant, à savoir 9,2 millions de dollars. L'amortissement du mobilier de bureau et du matériel a été calculé selon la méthode linéaire et à des taux variant de 20 % à 33 %.

Impôts sur les bénéfices

Pour 2002, les impôts sur les bénéfices ont été constitués de 47 000 $ au titre de l'impôt des grandes sociétés et d'un recouvrement d'impôts futurs de 1,3 million de dollars, ce qui a résulté de la consolidation des résultats de la Fiducie et de ceux de la Société.

À la fin de 2002, la Société disposait de catégories de biens de 32 millions de dollars pouvant être utilisés pour réduire son bénéfice d'exercices à venir. Ces catégories comprenaient 6,3 millions de dollars de frais à l'égard de biens canadiens relatifs au pétrole et au gaz (« FBCPG »), 0,2 million de dollars de frais d'aménagement au Canada, 0,3 million de dollars de frais d'exploration au Canada, 21,7 millions de dollars de coûts de biens corporels non déduits, 2,2 millions de dollars de frais de financement reportés et 1,3 million de dollars de reports prospectifs de pertes autres qu'en capital. De même, la Fiducie avait des catégories de biens totalisant 63 millions de dollars, soit 48,3 millions de dollars de FBCPG, 2,7 millions de dollars de frais d'émission de parts de fiducie et 12,0 millions de dollars de pertes fiscales.

Flux de trésorerie et bénéfice

En 2002, les flux de trésorerie et le bénéfice net consolidés ont été de 9,5 millions de dollars (12,61 $ par bep) et de 5,1 millions de dollars (6,81 $ par bep), respectivement. Les montants correspondants par part de fiducie ont été de 6,83 $ (6,43 $ après dilution) et 3,69 $ (3,46 $ après dilution), respectivement, ce qui est largement supérieur à ceux qui seront inscrits en 2003 puisque la quasi-totalité des parts de fiducie ont été en circulation pendant seulement 26 jours en 2002.

Dépenses en immobilisations

Pour l'exercice 2002, les dépenses en immobilisations ont totalisé 76,9 millions de dollars. Les acquisitions de propriétés pétrolifères et gazéifères, au coût de 76,2 millions de dollars, ont représenté la majeure partie de ces dépenses. Le tableau ci-dessous renferme des renseignements détaillés sur les acquisitions de propriétés réalisées au cours de l'exercice.

Acquisitions

				Coût par bep	
Zone	**Date de conclusion**	**Production acquise (bep/j)**	**Prix d'acquisition (en milliers de dollars)**	**Réserves établies ($/bep)**	**Production à la conclusion ($/bep/j)**
Thompson Lake	Juillet et octobre 2002	2 754	27 185	5,85	9 871
Hayter	Le 15 novembre 2002	5 752	48 968	6,57	8 513
Total des acquisitions de propriétés		8 506	76 153	6,30	8 953

MARCHÉ POUR LA NÉGOCIATION DES TITRES

Les parts de fiducie sont inscrites et négociées à la TSX sous le symbole boursier « HTE ».

FACTEURS DE RISQUE

Le texte qui suit présente certains facteurs inhérents à l'entreprise de la Fiducie. Les renseignements suivants ne sont qu'un résumé de certains facteurs de risque et doivent être lus sous réserve des renseignements détaillés qui figurent ailleurs dans la présente notice annuelle et conjointement avec ceux-ci.

Parts de fiducie appartenant au public et aux initiés

Au 30 septembre 2003, les administrateurs et les membres de la direction de la Société ainsi que les personnes avec lesquelles ils ont des liens et les membres de leur groupe détenaient collectivement, directement ou indirectement, environ 6 494 480 parts de fiducie, soit environ 38,6 % des parts de fiducie en circulation, ou exerçaient une emprise sur un tel pourcentage de ces titres.

Dans le cadre du premier appel public à l'épargne, certains membres du groupe de direction qui détenaient globalement une tranche de 4 777 500 $ du capital des débentures du groupe de direction se sont engagés auprès des preneurs fermes à ne pas placer ni vendre, ni convenir de placer ou de vendre, ni conclure un arrangement en vue de placer ou de vendre des parts de fiducie ou d'autres titres de la Fiducie ou de la Société ou des titres convertibles en titres de la Fiducie ou de la Société, échangeables contre de tels titres ou pouvant être levés ou exercés de quelque autre manière afin d'acheter de tels titres, alors détenus par ces porteurs ou par leur conjoint ou conjointe, directement ou indirectement, à quelque moment que ce soit jusqu'au 28 novembre 2004.

Dilution

L'acte de fiducie prévoit que des parts de fiducie, y compris des droits, des bons de souscription et d'autres titres visant l'achat, la conversion en parts de fiducie ou l'échange contre de telles parts, peuvent être créées, émises, vendues et remises selon les modalités et aux moments établis par le conseil de Harvest. De plus, la Fiducie peut émettre des parts de fiducie supplémentaires conformément au régime d'achat de parts incitatif et au régime de réinvestissement. L'émission éventuelle de telles parts de fiducie pourrait avoir un effet de dilution sur la participation des épargnants qui acquièrent des parts de fiducie aux termes du présent placement. Voir « Acte de fiducie – Émission de parts de fiducie », « Régime d'achat de parts incitatif » et « Régime de réinvestissement ».

Achat de la PBN, des propriétés et des redevances directes

Le prix versé pour l'achat de la PBN, des propriétés Provost et des redevances directes ou le prix qui sera versé pour l'achat des propriétés Carlyle est fondé sur des évaluations techniques et économiques effectuées par des ingénieurs indépendants. Ces évaluations comportent un certain nombre d'hypothèses importantes relatives à des facteurs tels que la récupérabilité et la qualité marchande du pétrole brut, du gaz naturel et des liquides de gaz naturel, les prix futurs du pétrole, du gaz naturel et des liquides de gaz naturel, ainsi que les frais d'exploitation, les dépenses en immobilisations futures et les redevances et autres charges gouvernementales qui seront imposées sur la durée de productivité des réserves. Bon nombre de ces facteurs sont susceptibles d'évoluer et sont indépendants de la volonté de la Société et de la Fiducie. Plus particulièrement, des changements qui pourraient survenir dans le prix et les marchés du pétrole, du gaz naturel et des liquides de gaz naturel par rapport à ce qui était prévu au moment des évaluations en question auront un effet sur le rendement des parts de fiducie. En outre, toutes les évaluations comportent une part d'incertitude relative aux aspects géologiques et techniques, de sorte que la production et les réserves pourraient être inférieures à celles qui sont actuellement attribuées aux propriétés Provost et aux propriétés Carlyle.

Litige ayant trait à l'acquisition de propriétés

La Société et Anadarko Canada Corporation (le « vendeur ») sont actuellement aux prises avec le litige suivant : un rajustement devrait-il être apporté en faveur du vendeur au prix d'achat des propriétés pétrolifères et gazéifères que la Société a acquises auprès de celui-ci le 15 novembre 2002. Il s'agit d'établir si la valeur d'un contrat de couverture détenu par le vendeur a eu ou non une incidence sur le produit net tiré des propriétés acquises entre la date d'effet de l'acquisition, soit le 1er juin 2002, et la date de clôture, soit le 15 novembre 2002. Par suite de divers rajustements apportés après la clôture, le vendeur allègue que la Société lui doit toujours la somme nette de 3,3 M$ (somme de 5,8 M$ faisant l'objet du litige, moins les sommes retenues par le vendeur qui totalisent 2,5 M$). La direction de la Société estime que cette somme n'est pas due au vendeur. Ce litige sera résolu par voie d'arbitrage. Si la Société n'avait pas gain de cause et devait verser cette somme, celle-ci s'ajouterait au montant de la dette impayée aux termes de sa facilité bancaire, ce qui augmenterait les obligations de la Société au chapitre du service de la dette et aurait une incidence défavorable sur les espèces distribuables. Si la Société obtient gain de cause et n'est pas tenue de verser cette somme, cela réduira le montant de la dette impayée aux termes de sa facilité bancaire.

Changements législatifs

Il n'est aucunement certain que les lois en matière d'impôt sur le revenu et sur le capital et les programmes incitatifs gouvernementaux relatifs au secteur pétrolier et gazier, portant, entre autres, sur le statut des fiducies de fonds communs de placement et la déduction relative aux ressources, ne seront pas modifiés d'une façon qui pourrait être préjudiciable aux porteurs de parts.

Admissibilité à des fins de placement

Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, les parts de fiducie cesseront d'être des placements admissibles pour les régimes enregistrés d'épargne-retraite (« REER »), les fonds enregistrés de revenu de retraite (« FERR »), les régimes de participation différée aux bénéfices (« RPDP ») et les régimes enregistrés d'épargne-études (« REEE ») (collectivement, les « régimes exonérés »). Si, à la fin d'un mois, un régime exonéré détient des parts de fiducie qui ne constituent pas des placements admissibles, il devra payer de l'impôt en vertu de la Partie XI.1 de la Loi de l'impôt, à l'égard de ce mois, à raison de 1 % de la juste valeur marchande des parts de fiducie au moment où il les a acquises. En outre, si une fiducie régie par un REER détient des parts de fiducie qui ne constituent pas des placements admissibles, elle deviendra imposable à l'égard de son revenu attribuable aux parts de fiducie ou des gains réalisés au moment de la disposition de celles-ci pendant qu'elles ne sont pas des placements admissibles. Voir « Admissibilité à des fins de placement ».

Aspects relatifs à l'exploitation

L'exploitation de puits de pétrole et de gaz naturel comporte un certain nombre de risques naturels ou liés à l'exploitation pouvant se traduire par des éruptions, des dommages causés à l'environnement et d'autres conditions imprévues ou dangereuses pouvant causer des dommages à la Société et entraîner la responsabilité de cette dernière envers des tiers. La Société a recours à des méthodes prudentes de gestion du risque et souscrit une assurance responsabilité, lorsque cela sera possible, d'un montant conforme aux normes du secteur. Une assurance contre les pertes d'exploitation peut également être souscrite à l'égard de certaines installations, dans la mesure où une telle assurance est offerte. La Société pourrait engager sa responsabilité à l'égard de dommages résultant d'événements contre lesquels elle ne peut s'assurer ou contre lesquels elle pourrait décider de ne pas s'assurer en raison du montant élevé des primes ou pour d'autres motifs. Les frais engagés pour remédier à de tels dommages ou payer les dommages-intérêts auxquels elle pourrait être tenue réduiront le revenu provenant de la PBN.

La continuité de la production d'une propriété et, dans une certaine mesure, la commercialisation de la production en question sont largement tributaires de la compétence de l'exploitant de la propriété. Dans la mesure où l'exploitant ne remplit pas adéquatement ses fonctions, le revenu pourrait diminuer. En général, les paiements relatifs à la production passent par l'exploitant, de sorte que la réception de ces revenus pourrait faire l'objet de retards ou de frais supplémentaires si l'exploitant devenait insolvable. Bien que la Société exploite les propriétés Provost et qu'elle estime qu'elle deviendra l'exploitante des propriétés Carlyle, il n'est pas assuré qu'elle demeurera l'exploitante des propriétés Provost ni qu'elle exploitera les propriétés Carlyle ou les autres propriétés qu'elle pourrait acquérir à l'avenir.

Une part importante des frais d'exploitation des propriétés Provost et, dans une moindre mesure, des propriétés Carlyle est attribuable aux frais d'électricité. Depuis la déréglementation du réseau électrique de l'Alberta au cours des dernières années, le coût unitaire de l'électricité est établi selon un mécanisme du marché axé sur l'offre et la demande. Par conséquent, le prix de l'électricité est devenu volatil. Cette volatilité du prix de l'électricité pourrait avoir une incidence sur les frais d'exploitation de la Société et, de ce fait, sur les espèces distribuables. La Société a mis en œuvre un programme de couverture du prix de l'électricité afin de réduire son exposition à la volatilité du prix de l'électricité. En ce qui a trait aux propriétés Carlyle, le réseau électrique de la Saskatchewan est réglementé et, à ce titre, le prix de l'électricité ne fluctue pas de façon considérable. Toutefois, il n'est pas certain que le réseau électrique de la Saskatchewan ne fera pas l'objet d'une déréglementation à l'avenir.

Même si un examen de titres est habituellement effectué sur les propriétés conformément aux normes du secteur, cela ne suffit pas à garantir ou à certifier l'absence de vices de titres, lesquels pourraient faire en sorte que la Société perde ses droits sur certaines propriétés. Dans de telles circonstances, le revenu provenant de la PBN ou le revenu provenant des redevances directes pourrait diminuer.

Estimations des réserves

Les données sur les réserves et la récupération figurant dans le rapport McDaniel sur les propriétés Provost et le rapport McDaniel sur les propriétés Carlyle ne sont que des estimations; la production réelle et les réserves finales des propriétés Provost et des propriétés Carlyle pourraient différer des estimations de McDaniel.

Questions d'ordre environnemental

Le secteur pétrolier et gazier est assujetti à des règlements en matière d'environnement en vertu des lois locales, provinciales et fédérales. La violation de ces lois pourrait entraîner l'imposition d'amendes ou l'émission d'ordonnances de remise en état relativement à la Société ou aux propriétés. Ces lois pourraient être modifiées de façon à imposer des normes plus strictes et, éventuellement, des obligations monétaires supérieures à la Société. Même si les filiales en exploitation ont établi des fonds de remise en état dans le but de financer leurs obligations de remise en état et autres obligations environnementales futures prévues, il n'est pas certain qu'elles seront en mesure de satisfaire à leurs obligations de remise en état et autres obligations environnementales réelles. Voir « Description de la Fiducie – La PBN et les redevances directes – Fonds de remise en état ».

En décembre 2002, le gouvernement du Canada a ratifié le protocole de Kyoto (le « protocole »). Aux termes du protocole, le Canada doit réduire ses émissions de gaz à effet de serre à 6 % en deçà des niveaux de 1990 entre 2008 et 2012. Le protocole ne deviendra exécutoire que lorsqu'il aura été ratifié par au moins 55 pays qui sont responsables d'au moins 55 % des émissions visées par le protocole. Si le protocole est ratifié et devient exécutoire, il devrait avoir une incidence sur l'exploitation de tous les secteurs canadiens, y compris le secteur pétrolier et gazier. Étant donné que les détails de la mise en application de ce protocole n'ont pas encore été annoncés, il est difficile de déterminer si celui-ci aura une incidence, le cas échéant, sur les responsabilités environnementales permanentes de la Société, sur le prix du pétrole et du gaz naturel ou sur d'autres facteurs économiques généraux, qui pourraient se répercuter sur les espèces distribuables de la Fiducie.

Service de la dette

À la date des présentes, la Fiducie a une dette d'environ 64 M$ aux termes de la facilité bancaire actuelle. De plus, le prêteur de la nouvelle facilité bancaire a émis des lettres de crédit totalisant environ 3,3 M$ à des tiers, pour le compte de la Société, afin de pouvoir obtenir certains services relativement aux propriétés. Voir « Renseignements sur la Société – Emprunts de la Société ». En outre, en date des présentes, la somme impayée aux termes des billets de financement provisoire par capitaux propres s'élève à environ 25 M$. Voir « Description de la Fiducie – Emprunts de la Fiducie ».

Le prêteur de la facilité bancaire actuelle a obtenu une sûreté sur la totalité de l'actif des filiales en exploitation. Voir « Renseignements sur la Société – Emprunts de la Société ». Si la Société, WEI et la Fiducie subissent une insuffisance de la base d'emprunt ou commettent un défaut auquel elles ne peuvent remédier, ou si le prêteur de la facilité bancaire actuelle exige le remboursement de sa facilité, le prêteur de la facilité bancaire actuelle pourra saisir ou vendre les propriétés, avec ou sans la PBN.

Il est interdit à la Société de verser des dividendes ou d'autres distributions dans certaines circonstances si une insuffisance de la base d'emprunt ou un cas de défaut se produit ou encore si le prêteur de la facilité bancaire actuelle exige le remboursement de sa facilité. La PBN, les dettes de la Société envers la Fiducie et les sommes payables au fiduciaire aux termes de l'acte de fiducie sont subordonnées à la facilité bancaire actuelle conformément à la convention de subordination datée du 16 octobre 2002 conclue entre le prêteur de la facilité bancaire actuelle, le fiduciaire et la Société. Cette convention de subordination pourrait restreindre la capacité de la Société de verser la PBN à la Fiducie ou de payer l'intérêt sur sa dette envers la Fiducie ou d'en rembourser le capital et, par conséquent, limiter ou éliminer les espèces distribuables.

La Société doit respecter certains engagements en matière de couverture et certains engagements financiers aux termes de la facilité bancaire actuelle. Les engagements sont des restrictions courantes à l'égard de l'exploitation et des activités de la Société, notamment en matière d'endettement, d'octroi de sûretés, d'émission de titres d'emprunt supplémentaires et de vente de l'actif.

Remboursement de la dette

La Société et la Fiducie sont autorisées à emprunter des fonds afin de financer l'achat de propriétés, des dépenses en immobilisations ou d'autres obligations financières à l'égard des propriétés ou aux fins du fonds de roulement. Les emprunts de la Société en vue de financer l'acquisition d'avoirs miniers canadiens peuvent être remboursés au moyen de fonds obtenus de la Fiducie. Les frais du service de la dette des filiales en exploitation sont déduits aux fins du calcul du revenu provenant de la PBN et les frais du service de la dette de la Fiducie sont déduits aux fins du calcul des espèces distribuables. La fluctuation des taux d'intérêt pourrait entraîner des modifications considérables de la somme devant être affectée au service de la dette avant le versement de la PBN et des espèces distribuables. Si les sommes empruntées aux termes de la nouvelle facilité bancaire provisoire sont en dollars américains, l'intérêt payable sur celles-ci sera également libellé en dollars américains. La fluctuation du cours du change du dollar canadien par rapport au dollar américain pourrait entraîner une augmentation marquée du montant de l'intérêt versé aux termes de la nouvelle facilité bancaire provisoire, ce qui pourrait réduire les espèces distribuables. Voir « Renseignements sur la Société – Emprunts de la Société ».

Retard dans les distributions en espèces

En plus des retards habituels pouvant se produire dans les paiements aux exploitants des propriétés effectués par les acheteurs de pétrole et de gaz naturel, et à la Société, par l'exploitant, ces versements peuvent également être retardés en raison de restrictions imposées par des prêteurs, de retards dans la vente ou la livraison de produits, de retards relatifs au raccordement des puits à un réseau collecteur, d'éruptions ou d'autres accidents, du recouvrement par l'exploitant de frais engagés dans le cadre de l'exploitation des propriétés ou de la constitution de provisions par l'exploitant à l'égard de tels frais.

Variabilité des distributions en espèces

Les filiales en exploitation conservent une tranche des rentrées de fonds provenant des propriétés dans leur fonds de réserve respectif afin de faciliter les acquisitions et la mise en valeur des propriétés à l'avenir. La Société estime que cela facilitera le maintien des distributions pendant une période plus longue que ce qui aurait été le cas si toutes les rentrées de fonds provenant des propriétés étaient versées à la Fiducie aux termes de la PBN et distribuées par la suite aux porteurs de parts. Les rentrées de fonds futures provenant de propriétés additionnelles pourraient ne pas être similaires à celles des propriétés Provost et pourraient ne pas être suffisantes pour permettre aux filiales en exploitation de produire un revenu provenant de la PBN suffisant pour permettre à la Fiducie de maintenir des distributions uniformes provenant de celle-ci sur une période prolongée.

Dépendance à l'endroit de la direction de la Société

Les porteurs de parts doivent s'en remettre à la direction de la Société pour ce qui est de l'administration et de la gestion de l'ensemble des questions relatives aux propriétés, à la PBN, aux redevances directes, à la Fiducie et aux parts de fiducie. Les épargnants qui ne sont pas disposés à se fier à la direction de la Société ne devraient pas investir dans les parts de la Fiducie.

Épuisement des réserves (durabilité)

La Fiducie présente certains attributs uniques qui la distinguent des autres membres du secteur pétrolier et gazier. Les espèces distribuables relatives aux propriétés, en l'absence d'augmentation du prix des marchandises ou d'acquisitions ou de travaux de mise en valeur rentables, iront en diminuant au fil du temps parallèlement à la baisse de la production habituellement tirée des réserves de pétrole, de gaz naturel et de liquides de gaz naturel. La Fiducie et la Société ne réinvestiront pas les rentrées de fonds de la même façon que les autres membres du secteur. Par conséquent, en l'absence de dépenses en immobilisations supplémentaires dans les propriétés au moyen du fonds de capital ou autrement, les taux de production initiaux et les réserves attribuables aux propriétés diminueront.

Les réserves et la production de pétrole et de gaz naturel futures de la Société, et par conséquent ses rentrées de fonds, seront largement tributaires du fait que la Société réussira à exploiter ses réserves actuelles et à acquérir des réserves supplémentaires. Sans réserves supplémentaires, obtenues au moyen d'acquisitions ou d'activités de mise en valeur, les réserves et la production de la Société diminueront graduellement au fil de l'exploitation des réserves.

Les parts de fiducie n'auront aucune valeur une fois que les réserves provenant des propriétés ne pourront plus être commercialisées de manière rentable et, par conséquent, les souscripteurs de parts de fiducie devront obtenir le remboursement de leur capital investi au moyen des rentrées de fonds découlant de leur placement dans ces parts de fiducie au cours de la période où les réserves peuvent être récupérées de manière rentable.

Tous les aspects du secteur pétrolier et gazier font l'objet d'une vive concurrence. Pour faire l'acquisition de réserves et recruter du personnel technique compétent, la Société livre énergiquement concurrence à de nombreuses sociétés pétrolières et gazières, dont un grand nombre disposent de ressources financières et autres considérablement supérieures aux siennes.

Il n'est aucunement certain que la Société réussira à mettre en valeur ou à acquérir des réserves supplémentaires à des conditions qui correspondent à ses objectifs de placement.

Remboursement de capital

Les parts de fiducie n'auront aucune valeur lorsque les réserves provenant des éléments d'actif sous-jacents de la Fiducie ne pourront plus être exploités de façon rentable et, par conséquent, les distributions en espèces ne représentent pas un « rendement » au sens traditionnel du terme, puisqu'elles représentent à la fois un remboursement de capital et un rendement du capital investi.

Financement supplémentaire

Dans la mesure où les sources de capital externes, y compris l'émission de parts de fiducie supplémentaires, deviennent limitées ou inaccessibles, la capacité de la Fiducie et de la Société d'investir les capitaux nécessaires pour maintenir ou augmenter les réserves de pétrole et de gaz naturel diminuera. Dans la mesure où la Fiducie ou la Société sont obligées d'utiliser les rentrées de fonds pour financer les dépenses en immobilisations ou pour faire l'acquisition de propriétés, les sommes en espèces distribuables seront réduites.

Historique d'exploitation limité

Comme la Société et la Fiducie n'ont été constituées que récemment, leur historique en matière d'exploitation est restreint; pour sa part, la Fiducie n'a effectué que des distributions limitées.

Incidences des dépenses en immobilisations futures

La valeur des réserves des propriétés, telle qu'elle a été estimée par McDaniel, est fondée en partie sur les rentrées de fonds qui doivent être produites dans les années à venir en raison des dépenses en immobilisations futures. La valeur des réserves des propriétés, telle qu'elle a été estimée par McDaniel, sera réduite dans la mesure où ces dépenses en immobilisations sur les propriétés n'atteignent pas le degré de succès escompté par McDaniel.

Volatilité du prix des marchandises

Les résultats d'exploitation et la situation financière de la Fiducie et, par conséquent, la PBN et les redevances directes, seront tributaires du prix touché à l'égard de la production de pétrole, de gaz naturel et de liquides de gaz naturel. Le prix du pétrole, du gaz naturel et des liquides de gaz naturel a fluctué grandement au cours des dernières années et est déterminé par les facteurs de l'offre et de la demande, y compris les conditions climatiques et la conjoncture économique générale ainsi que par la situation dans d'autres régions productrices de pétrole, facteurs qui sont indépendants de la volonté de la Société ou de la Fiducie. Le prix auquel le pétrole produit au Canada est vendu tient également compte de la fluctuation du cours du change du dollar canadien par rapport au dollar américain. Tout déclin du prix du pétrole et du gaz naturel ou toute augmentation des écarts pourrait avoir une incidence défavorable sur l'exploitation et la situation financière de la Fiducie ainsi que sur le montant des fonds disponibles aux fins de la mise en valeur de ses réserves de pétrole et de gaz naturel. La Société pourrait gérer le risque lié à la fluctuation du prix des marchandises et du cours du change en concluant des contrats de couverture des prix du pétrole brut et du gaz naturel et des contrats de change ou en faisant en sorte que la Fiducie en fasse autant. Dans la mesure où la Société ou la Fiducie exercent des activités de gestion du risque lié au prix des marchandises et au cours du change, elles seront assujetties au risque de crédit lié aux contreparties. En outre, les contrats de couverture des prix des marchandises peuvent nécessiter le paiement de marges qui pourraient avoir une incidence défavorable sur la capacité de la Fiducie d'effectuer des distributions aux porteurs de parts. La Société doit également respecter certains engagements continus en matière de couverture aux termes de la nouvelle facilité bancaire provisoire et de la nouvelle facilité bancaire. Une augmentation marquée du prix des marchandises pourrait avoir une incidence défavorable sur les espèces distribuables. Voir « Renseignements sur la Société – Couverture des prix des marchandises ».

Écart relatif au pétrole brut

La production de pétrole brut de la Société provenant des propriétés Provost et des propriétés Carlyle sera constituée d'environ 62,5 % de pétrole léger et moyen, de 36,5 % de pétrole lourd et de 1,2 % de gaz naturel et de liquides de gaz naturel. Le traitement du pétrole moyen et du pétrole lourd est plus coûteux que celui du pétrole léger conventionnel et il en résulte des produits de valeur moindre par rapport au raffinage du pétrole léger; par conséquent, les producteurs de pétrole lourd ou de pétrole moyen obtiennent des prix à la tête du puits inférieurs. L'écart entre le pétrole léger et le pétrole lourd ou le pétrole moyen a varié considérablement au cours des dernières années et, lorsqu'il est considéré par rapport à la fluctuation du prix du pétrole léger, il augmente considérablement la volatilité du prix du pétrole lourd et du pétrole moyen. Toute augmentation de l'écart pourrait entraîner une diminution du prix obtenu pour le pétrole, le gaz naturel et les liquides de gaz naturel et avoir une incidence défavorable importante sur l'exploitation et la situation financière de la Fiducie et sur le montant des fonds disponibles aux fins de la mise en valeur de ses réserves de pétrole et de gaz naturel. La volatilité de l'écart découle de la disponibilité de l'offre, de la demande saisonnière, des contraintes relatives aux pipelines et de la capacité de conversion des raffineries, qui sont des facteurs indépendants de la volonté de la Fiducie ou de la Société.

Concurrence

Tous les aspects du secteur pétrolier et gazier font l'objet d'une forte concurrence. La Société et la Fiducie livrent une concurrence énergique pour obtenir des capitaux, recruter du personnel compétent, faire l'acquisition de terrains inexploités et de réserves, accéder à des appareils de forage, à des plates-formes d'entretien et à d'autre matériel, accéder à des installations de traitement et à des pipelines et se procurer une capacité de raffinage ainsi qu'à tous les égards de leur exploitation à de nombreuses sociétés pétrolières et gazières, dont un grand nombre disposent de ressources financières et autres considérablement supérieures aux leurs. Certaines de ces sociétés effectuent non seulement des travaux d'exploration, de mise en valeur et de production de pétrole et de gaz naturel, mais exercent

aussi des activités de raffinage et de commercialisation du pétrole et d'autres produits à l'échelle mondiale et ont ainsi des ressources plus étendues et variées à leur disposition.

Conflits d'intérêts éventuels

Certaines situations peuvent survenir où les administrateurs ou les membres de la direction de la Société sont également administrateurs ou membres de la direction de sociétés par actions qui sont en concurrence avec les intérêts de la Société et de la Fiducie. Il n'est aucunement certain que les possibilités décelées par ces membres du conseil seront communiquées à la Société et à la Fiducie. Voir « Conflits d'intérêts ».

Nature des parts de fiducie

Les titres tels que les parts de fiducie sont hybrides, étant donné qu'ils partagent certains attributs communs aux titres de participation et aux titres d'emprunt. Les parts de fiducie diffèrent des titres d'emprunt étant donné qu'elles ne comportent aucun capital dû aux porteurs de parts. Les parts de fiducie ne constituent pas un mode de placement traditionnel dans le secteur pétrolier et gazier, et les épargnants ne devraient pas les considérer comme des actions de la Société. Les parts de fiducie représentent une participation dans la Fiducie. En tant que porteurs de parts de fiducie, les porteurs de parts ne bénéficient pas des droits prévus par la loi qui découlent habituellement de la propriété d'actions d'une société, par exemple le droit d'intenter un recours en cas d'abus ou une action oblique. Les placements autorisés, la PBN, les redevances directes et les droits contractuels connexes constituent le seul actif de la Fiducie. Le cours d'une part de fiducie sera fonction des espèces distribuables prévues, de la valeur des propriétés acquises par la Société, ainsi que du pouvoir de celle-ci d'obtenir la croissance à long terme de la valeur de la Fiducie. Le prix d'émission de chacune des parts de fiducie est supérieur à la valeur par part de fiducie des réserves des propriétés Provost. Le cours des parts de fiducie fluctue en fonction d'un certain nombre d'éléments liés à la conjoncture du marché, notamment les taux d'intérêt et la capacité de la Fiducie d'acquérir des propriétés de pétrole et de gaz naturel adéquates. L'évolution de la conjoncture du marché pourrait avoir des conséquences défavorables sur le cours des parts de fiducie.

Responsabilité limitée des porteurs de parts

L'acte de fiducie prévoit qu'aucun porteur de parts n'engagera sa responsabilité, à ce titre, qu'il s'agisse d'une responsabilité contractuelle ou délictuelle, relativement aux fonds de la Fiducie ou aux obligations ou aux affaires de celle-ci, à l'égard d'un acte posé par le fiduciaire ou par toute autre personne aux termes de l'acte de fiducie, à l'égard d'un acte ou d'une omission du fiduciaire ou de toute autre personne dans le cadre de l'exercice, ou de l'exercice réputé, d'une obligation, d'un pouvoir, d'un pouvoir discrétionnaire ou d'une autorité conféré au fiduciaire ou à cette autre personne aux termes des présentes ou à l'égard de toute opération conclue par le fiduciaire ou par toute autre personne aux termes de l'acte de fiducie. Aucun porteur de parts n'est tenu d'indemniser le fiduciaire ou cette autre personne à l'égard des responsabilités engagées par le fiduciaire ou ces personnes ou à l'égard des taxes et impôts payables par la Fiducie, par le fiduciaire ou par toute autre personne pour le compte de la Fiducie ou relativement à celle-ci. Nonobstant ce qui précède, si un tribunal compétent juge que la responsabilité des porteurs de parts est engagée, celle-ci se limitera aux fonds de la Fiducie, et la Fiducie (dans la mesure des fonds de la Fiducie) est responsable et tenue d'indemniser les porteurs de parts et de les tenir quittes des frais, des dommages, des responsabilités et des pertes qu'ils pourraient engager ou subir en raison du fait que leur responsabilité n'est pas ainsi limitée.

L'acte de fiducie prévoit également que tous les contrats qui sont signés par la Fiducie ou pour son compte, que ce soit par la Société, par le fiduciaire ou autrement, doivent prévoir (sauf selon ce dont le fiduciaire ou la Société peuvent autrement expressément convenir en ce qui a trait à leur propre responsabilité personnelle) une disposition selon laquelle les obligations du document en question ne lieront pas les porteurs de parts personnellement. Nonobstant les modalités de l'acte de fiducie, les porteurs de parts pourraient ne pas être protégés des responsabilités de la Fiducie dans la même mesure que l'actionnaire est protégé des responsabilités d'une société par actions. La responsabilité personnelle peut également découler de réclamations présentées contre la Fiducie (dans la mesure où des réclamations n'ont pas été satisfaites par celle-ci), autres que contractuelles, y compris des actions en responsabilité délictuelle, des créances fiscales et certaines autres responsabilités prévues par la loi, s'il y a lieu. Étant donné que la Société exerce toutes les activités commerciales, le conseil de Harvest considère comme peu probable que la responsabilité personnelle des porteurs de parts soit engagée.

La Fiducie et la Société, sa filiale en propriété exclusive, exercent leurs activités, et ont l'intention de continuer à le faire, en suivant les conseils de leurs conseillers juridiques, d'une manière et dans des territoires qui permettront aux porteurs de parts d'éviter, dans la mesure du possible, tout risque important d'engager leur responsabilité à l'égard de réclamations présentées contre la Fiducie, y compris en souscrivant une assurance appropriée, s'il y a lieu, à l'égard des activités de la Société et en faisant en sorte que les contrats signés par la Fiducie ou pour le compte de celle-ci comprennent une disposition selon laquelle ces obligations n'engagent pas la responsabilité personnelle des porteurs de parts.

Valeur liquidative

La valeur liquidative de la Fiducie varie selon un certain nombre de facteurs qui sont indépendants de la volonté de la direction, y compris le prix du pétrole et du gaz naturel. Le cours de négociation des parts de fiducie est également déterminé par un certain nombre de facteurs qui sont indépendants de la volonté de la direction et il pourrait être supérieur ou inférieur à la valeur liquidative de la Fiducie.

Modification du régime fiscal de la Fiducie

Harvest est actuellement admissible à titre de fiducie de fonds commun de placement aux fins de la Loi de l'impôt et elle entend le demeurer; toutefois, si la Fiducie devait perdre son statut de fiducie de fonds commun de placement ou si une autorité fiscale compétente réussissait à le contester, cela pourrait avoir des incidences défavorables importantes, notamment les suivantes : (i) les parts de fiducie ne constitueraient plus des placements admissibles pour les régimes exonérés au moment où la Fiducie cesserait d'être une fiducie de fonds commun de placement. Si, à la fin d'un mois donné, un régime exonéré détient des parts de fiducie qui ne constituent pas des placements admissibles, le régime exonéré devra, à l'égard du mois en question, payer un impôt en vertu de la Partie XI.1 de la Loi de l'impôt correspondant à 1 % de la juste valeur marchande des parts de fiducie au moment où il les a acquises. Si un REER ou un FERR détient des parts de fiducie qui ne constituent pas des placements admissibles, il deviendra imposable relativement à son revenu attribuable aux parts de fiducie pendant que celles-ci ne constituent pas des placements admissibles. Les REEE qui détiennent des parts de fiducie qui ne constituent pas des placements admissibles pourraient voir leur enregistrement révoqué par l'Agence des douanes et du revenu du Canada; (ii) la Fiducie serait tenue de payer un impôt en vertu de la Partie XII.2 de la Loi de l'impôt sur certains types de revenus distribués aux porteurs de parts, y compris le revenu généré par les redevances pétrolières et gazières détenues par la Fiducie. Si la Fiducie devait payer l'impôt en vertu de la Partie XII.2 de la Loi de l'impôt, cela pourrait avoir des répercussions fiscales défavorables pour certains porteurs de parts, étant donné que le montant de l'impôt en question serait déduit du montant des espèces distribuables; (iii) la Fiducie ne pourrait plus se prévaloir du mécanisme de remboursement des gains en capital prévu par la Loi de l'impôt si elle cessait d'être une fiducie de fonds commun de placement; (iv) les parts de fiducie détenues par les porteurs de parts qui ne sont pas des résidents du Canada deviendraient des biens canadiens imposables lorsque la Fiducie cesserait d'être une fiducie de fonds commun de placement. Ces porteurs de parts seraient assujettis à l'impôt sur le revenu canadien sur les gains réalisés au moment d'une disposition de parts de fiducie constituant des biens canadiens imposables; (v) la Fiducie serait assujettie à l'impôt minimum de remplacement en vertu de la Partie I de la Loi de l'impôt.

Structure de la Fiducie

La Fiducie pourrait prendre des mesures afin d'organiser ses affaires de manière à minimiser l'impôt et les autres frais qu'elle pourrait devoir payer relativement à son exploitation et à celle des filiales en exploitation et de manière à maximiser le montant des espèces distribuables aux porteurs de parts. Si une autorité fiscale ou autre réussit à contester la manière dont la Fiducie structure ses affaires, cela pourrait avoir une incidence sur le montant des espèces distribuables aux porteurs de parts.

RENSEIGNEMENTS SUPPLÉMENTAIRES

La circulaire d'information de la direction de la Fiducie datée du 30 avril 2003, qui se rapporte à l'assemblée annuelle et extraordinaire des porteurs de parts tenue le 12 juin 2003, renferme des renseignements supplémentaires portant notamment sur la rémunération des administrateurs et des membres de la direction de la Société et sur les porteurs principaux des parts de fiducie. Des renseignements financiers supplémentaires sont fournis dans les états financiers consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2002.

La Fiducie fournira les documents suivants à quiconque en fera la demande au secrétaire de la Société, pour le compte de la Fiducie :

1. lorsque les titres de la Fiducie sont en cours de placement aux termes d'un prospectus simplifié provisoire ou lorsqu'un prospectus simplifié provisoire a été déposé à l'égard d'un placement de titres :

   (i) un exemplaire de la notice annuelle de la Fiducie, accompagné d'un exemplaire de tous les documents qui y sont intégrés par renvoi ou des pages pertinentes de ces documents;

   (ii) un exemplaire des états financiers consolidés de la Fiducie pour son exercice terminé le plus récent ainsi que le rapport du vérificateur y afférent et un exemplaire des états financiers intermédiaires subséquents les plus récents;

   (iii) un exemplaire de la circulaire d'information de la Fiducie datée du 30 avril 2003;

   (iv) un exemplaire de tous les autres documents intégrés par renvoi au prospectus simplifié provisoire ou au prospectus simplifié qui ne sont pas prévus aux alinéas (i) à (iii) ci-dessus;

2. à tout autre moment, un exemplaire des documents dont il est question aux alinéas (i), (ii) et (iii) ci-dessus, étant entendu que la Fiducie peut exiger le paiement de frais raisonnables si la demande est présentée par une personne qui n'est pas un porteur de ses titres.

On peut se procurer d'autres exemplaires de la présente notice annuelle et des documents énumérés dans les paragraphes ci-dessus à l'adresse suivante :

Harvest Energy Trust
a/s Harvest Operations Corp.
330, 5th Avenue S.W., bureau 1900
Calgary (Alberta) T2P 0L4
Numéro sans frais au Canada : 1 866 666-1178
Télécopieur : (403) 265-3940

TABLE DES MATIÈRES DES ÉTATS FINANCIERS

1. Tableau des produits et des charges des propriétés initiales acquises auprès de Devon Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et six mois arrêtés aux 30 juin 2002 et 2001.

2. Tableau des produits et des charges des propriétés additionnelles acquises auprès de Anadarko Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et six mois arrêtés aux 30 juin 2002 et 2001.

3. Tableau des produits et des charges des propriétés Carlyle – Exercices terminés les 31 décembre 2002, 2001 et 2000 et neuf mois arrêtés aux 30 septembre 2003 et 2002.

4. États financiers consolidés pro forma non vérifiés de Harvest Energy Trust au 30 juin 2003 et pour la période de neuf mois arrêtée au 30 septembre 2003 et l'exercice terminé le 31 décembre 2002.

Tableau des produits et des charges des

PROPRIÉTÉS INITIALES

acquises auprès de Devon Canada Corporation

Exercices terminés les 31 décembre 2001, 2000 et 1999

RAPPORT DES VÉRIFICATEURS

Au conseil d'administration de Harvest Operations Corp.

À la demande de Harvest Operations Corp., nous avons vérifié le tableau des produits et des charges des propriétés (les « propriétés initiales ») dont il est fait mention dans la convention d'achat et de vente datée du 28 mai 2002 conclue entre Harvest Operations Corp. et Devon Canada Corporation et Devon ARL Corporation, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2001. La responsabilité de ces informations financières incombe à Harvest Operations Corp. Notre responsabilité consiste à exprimer une opinion sur ces informations financières en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les informations financières sont exemptes d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les informations financières. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des informations financières.

À notre avis, ce tableau donne, à tous les égards importants, une image fidèle des produits et des charges des propriétés initiales dont il est fait mention dans la convention d'achat et de vente datée du 28 mai 2002, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2001.

Comptables agréés

Calgary, Canada
Le 18 septembre 2002

PROPRIÉTÉS INITIALES

Tableau des produits et des charges des propriétés initiales

	Six mois arrêtés aux 30 juin		Exercices terminés les 31 décembre		
	2002	2001	2001	2000	1999
	(non vérifié)		(vérifié)		
Produits	13 935 019 $	16 772 213 $	30 675 360 $	46 395 299 $	30 506 217 $
Redevances	(1 210 816)	(1 630 888)	(2 791 810)	(4 406 652)	(2 984 815)
	12 724 203	15 141 325	27 883 550	41 988 647	27 521 402
Frais d'exploitation	5 050 362	6 901 821	11 587 364	9 333 045	7 266 639
Bénéfice d'exploitation	7 673 841 $	8 239 504 $	16 296 186 $	32 655 602 $	20 254 763 $

Se reporter aux notes afférentes au tableau des produits et des charges des propriétés initiales.

PROPRIÉTÉS INITIALES

Notes afférentes au tableau des produits et des charges des propriétés initiales

Exercices terminés les 31 décembre 2001, 2000 et 1999
(L'information relative aux semestres arrêtés aux 30 juin 2002 et 2001 est non vérifiée.)

1. Mode de présentation

Le 28 mai 2002, Harvest Operations Corp. a conclu une convention d'achat et de vente en vue d'acquérir les propriétés de Thompson Lake (les « propriétés initiales ») auprès de Devon Canada Corporation et de Devon ARL Corporation (collectivement « Devon Canada »). La clôture de cette acquisition a eu lieu le 10 juillet 2002.

Le tableau des produits et des charges des propriétés initiales inclut les activités d'exploitation des propriétés initiales qui ont été menées par Devon Canada.

Le tableau des produits et des charges des propriétés initiales n'inclut que les montants qui ont trait à l'intérêt économique direct de Devon Canada dans les propriétés initiales.

Le tableau des produits et des charges des propriétés initiales ne contient aucune provision au titre de l'épuisement et de l'amortissement, de la restauration des lieux, des coûts en capital futurs, de la moins-value des propriétés non évaluées, des frais généraux et administratifs ainsi que des impôts sur les bénéfices des propriétés initiales, étant donné que ces montants sont fondés sur les activités d'exploitation consolidées de Devon Canada, dont les propriétés initiales ne constituent qu'une simple partie.

2. Principales conventions comptables

a) Produits

Les produits tirés de la vente de pétrole et de gaz naturel sont inscrits lorsque ces marchandises sont produites et vendues.

b) Redevances

Les redevances sont comptabilisées lorsque les marchandises sont produites et vendues. Les redevances sont calculées conformément aux règlements d'Alberta Energy ou aux dispositions des conventions de redevances individuelles.

c) Frais d'exploitation

Les frais d'exploitation comprennent les montants engagés pour amener le pétrole et le gaz naturel à la surface et pour les collecter, les transporter, les soumettre à un traitement préliminaire, les traiter et les entreposer. Les frais d'exploitation sont comptabilisés déduction faite des revenus de collecte, de traitement et de transport se rapportant aux propriétés initiales.

Tableau des produits et des charges des

PROPRIÉTÉS ADDITIONNELLES

acquises auprès d'Anadarko Canada Corporation

Exercices terminés les 31 décembre 2001, 2000 et 1999

RAPPORT DES VÉRIFICATEURS

Au conseil d'administration de Harvest Operations Corp.

À la demande de Harvest Operations Corp., nous avons vérifié le tableau des produits et des charges des propriétés (les « propriétés additionnelles ») dont il est fait mention dans la convention d'achat et de vente datée du 1er août 2002 conclue entre Harvest Operations Corp. et Anadarko Canada Corporation, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2001. La responsabilité de ces informations financières incombe à Harvest Operations Corp. Notre responsabilité consiste à exprimer une opinion sur ces informations financières en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les informations financières sont exemptes d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les informations financières. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des informations financières.

À notre avis, ce tableau donne, à tous les égards importants, une image fidèle des produits et des charges des propriétés additionnelles dont il est fait mention dans la convention d'achat et de vente datée du 1er août 2002, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2001.

Comptables agréés

Calgary, Canada
Le 18 septembre 2002

PROPRIÉTÉS ADDITIONNELLES

Tableau des produits et des charges des propriétés additionnelles

	Neuf mois arrêtés aux 30 septembre		Exercices terminés les 31 décembre		
	2002	2001	2001	2000	1999
	(non vérifié)		(vérifié)		
Produits	55 459 785 $	48 198 918 $	57 615 104 $	72 026 276 $	42 693 456 $
Redevances	(7 323 940)	(7 860 337)	(11 340 031)	(14 465 051)	(7 268 179)
	48 135 845	40 338 581	46 275 073	57 561 225	35 425 277
Frais d'exploitation	12 665 536	10 404 008	12 832 174	8 799 976	7 452 752
Bénéfice d'exploitation	35 470 309 $	29 934 573 $	33 442 899 $	48 761 249 $	27 972 525 $

Se reporter aux notes afférentes au tableau des produits et des charges des propriétés additionnelles.

PROPRIÉTÉS ADDITIONNELLES

Notes afférentes au tableau des produits et des charges des propriétés additionnelles

Exercices terminés les 31 décembre 2001, 2000 et 1999
(L'information relative aux neuf mois arrêtés aux 30 septembre 2002 et 2001 est non vérifiée.)

1. Mode de présentation

Le 1er août 2002, Harvest Operations Corp. a conclu une convention d'achat et de vente en vue d'acquérir les propriétés Hayter et Provost (les « propriétés additionnelles ») auprès d'Anadarko Canada Corporation (« Anadarko »). Cette acquisition a été conclue le 15 novembre 2002.

Le tableau des produits et des charges des propriétés additionnelles inclut les activités d'exploitation des propriétés additionnelles qui ont été menées par Anadarko.

Le tableau des produits et des charges des propriétés additionnelles n'inclut que les montants qui ont trait à l'intérêt économique direct d'Anadarko dans les propriétés additionnelles.

Le tableau des produits et des charges des propriétés additionnelles ne contient aucune provision au titre de l'épuisement et de l'amortissement, de la restauration des lieux, des coûts en capital futurs, de la moins-value des propriétés non évaluées, des frais généraux et administratifs ainsi que des impôts sur les bénéfices des propriétés additionnelles, étant donné que ces montants sont fondés sur les activités d'exploitation consolidées d'Anadarko, dont les propriétés additionnelles ne constituent qu'une simple partie.

2. Principales conventions comptables

a) Produits

Les produits tirés de la vente de pétrole et de gaz naturel sont inscrits lorsque ces marchandises sont produites et vendues.

b) Redevances

Les redevances sont comptabilisées lorsque les marchandises sont produites et vendues. Les redevances sont calculées conformément aux règlements d'Alberta Energy ou aux dispositions des conventions de redevances individuelles.

c) Frais d'exploitation

Les frais d'exploitation comprennent les montants engagés pour amener le pétrole et le gaz naturel à la surface, pour les collecter, les transporter, les soumettre à un traitement préliminaire, les traiter et les entreposer, ainsi que divers frais généraux d'exploitation déterminés par Anadarko.

Tableau des produits et des charges de

PROPRIÉTÉS CARLYLE

Exercices terminés les 31 décembre 2002, 2001 et 2000

RAPPORT DES VÉRIFICATEURS

Au conseil d'administration de Harvest Operations Corp.

À la demande de Harvest Operations Corp., nous avons vérifié le tableau des produits et des charges des propriétés (les « propriétés Carlyle ») dont il est fait mention dans la convention d'achat et de vente datée du 1er octobre 2003 conclue entre Harvest Operations Corp. et le vendeur, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2002. La responsabilité de ces informations financières incombe à Harvest Operations Corp. Notre responsabilité consiste à exprimer une opinion sur ces informations financières en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les informations financières sont exemptes d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les informations financières. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des informations financières.

À notre avis, ce tableau donne, à tous les égards importants, une image fidèle des produits et des charges des propriétés Carlyle dont il est fait mention dans la convention d'achat et de vente datée du 29 juillet 2003, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2002.

(signé) KPMG s.r.l.

Comptables agréés

Calgary, Canada
Le 3 octobre 2003

PROPRIÉTÉS CARLYLE

Tableau des produits et des charges des propriétés Carlyle

	Neuf mois arrêtés aux 30 septembre		Exercices terminés les 31 décembre		
	2003	2002	2002	2001	2000
	(non vérifié)		(vérifié)		
Produits	*59 838 735 $*	*60 740 813 $*	*85 270 787 $*	*89 172 498 $*	*119 482 399 $*
Redevances	(12 646 317)	(13 595 661)	(18 163 421)	(19 099 841)	(27 813 069)
	47 192 418	47 145 152	67 107 366	70 072 657	91 669 330
Frais d'exploitation	18 057 001	19 334 790	24 688 372	22 610 861	25 202 098
Bénéfice d'exploitation	29 135 417 $	27 810 362 $	42 418 994 $	47 461 796 $	66 467 232 $

Se reporter aux notes afférentes au tableau des produits et des charges des propriétés Carlyle.

PROPRIÉTÉS CARLYLE

Notes afférentes au tableau des produits et des charges des propriétés Carlyle

Exercices terminés les 31 décembre 2002, 2001 et 2000
(L'information relative aux six mois arrêtés aux 30 juin 2003 et 2002 est non vérifiée.)

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1. Mode de présentation

Le 1er octobre 2003, Harvest Operations Corp. a conclu une convention d'achat et de vente en vue d'acquérir les propriétés (les « propriétés Carlyle») auprès d'un vendeur sans lien de dépendance.

Le tableau des produits et des charges des propriétés Carlyle inclut les activités d'exploitation des propriétés Carlyle qui ont été menées par les propriétaires précédents. Le tableau des produits et des charges des propriétés Carlyle n'inclut que les montants qui ont trait à l'intérêt économique direct des propriétaires précédent dans les propriétés Carlyle.

Le tableau des produits et des charges des propriétés Carlyle ne comprend aucune provision au titre de l'épuisement et de l'amortissement, de la restauration des lieux, des coûts en capital futurs, de la moins-value des propriétés non évaluées, des frais généraux et administratifs ainsi que des impôts sur les bénéfices des propriétés Carlyle, étant donné que ces montants sont fondés sur les activités d'exploitation consolidées des propriétaires précédents, dont les propriétés Carlyle ne constituent qu'une simple partie.

2. Principales conventions comptables

a) Produits

Les produits tirés de la vente de pétrole et de gaz naturel sont inscrits lorsque ces marchandises sont produites et vendues.

b) Redevances

Les redevances sont comptabilisées lorsque les marchandises sont produites et vendues. Les redevances sont calculées conformément aux règlements d'Alberta Energy ou aux dispositions des conventions de redevances individuelles.

c) Frais d'exploitation

Les frais d'exploitation comprennent les montants engagés pour amener le pétrole et le gaz naturel à la surface et pour les collecter, les transporter, les soumettre à un traitement préliminaire, les traiter et les entreposer. Les frais d'exploitation sont comptabilisés déduction faite des revenus de collecte, de traitement et de transport se rapportant aux propriétés Carlyle.

RAPPORT SUR LA COMPILATION

Au fiduciaire de Harvest Energy Trust et aux administrateurs de Harvest Operations Corp.

Nous avons lu le bilan consolidé pro forma non vérifié de Harvest Energy Trust (la « Fiducie ») au 30 septembre 2003 et les états consolidés des résultats pro forma non vérifiés pour la période de neuf mois arrêtée au 30 septembre 2003 et pour l'exercice terminé le 31 décembre 2002, qui se trouvent ci-joints, et nous avons mis en œuvre les procédés suivants.

1. Nous avons comparé les chiffres des colonnes portant l'en-tête «Harvest Energy Trust » avec ceux des états financiers consolidés non vérifiés de la Fiducie au 30 septembre 2003 ainsi que pour la période de neuf mois arrêtée au 30 septembre 2003, et avec ceux des états financiers consolidés vérifiés de la Fiducie pour l'exercice terminé le 31 décembre 2002, et nous avons constaté qu'ils concordaient.
2. Nous avons comparé les chiffres des colonnes portant l'en-tête «Propriétés initiales et additionnelles» avec ceux des tableaux des produits et des charges non vérifiés pour les périodes allant du 1er janvier 2002 jusqu'à la date de conclusion respective des acquisitions, et nous avons constaté qu'ils concordaient.
3. Nous avons comparé les chiffres des colonnes portant l'en-tête «Propriétés Carlyle» avec ceux des tableaux des produits et des charges non vérifiés pour la période de neuf mois arrêtée au 30 septembre 2003 et avec ceux des tableaux des produits et des charges vérifiés respectifs de l'exercice terminé le 31 décembre 2002, et nous avons constaté qu'ils concordaient.
4. Nous avons pris des renseignements auprès de certains représentants de la Fiducie, responsables des questions financières et comptables, au sujet :
   a) du mode de détermination des ajustements pro forma;
   b) de la conformité des états pro forma, à tous les égards importants sur le plan de la forme, aux exigences réglementaires pertinentes.

Ces représentants :

a) nous ont décrit le mode de détermination des ajustements pro forma;
b) ont déclaré que les états consolidés pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux exigences réglementaires pertinentes.

5. Nous avons lu les notes afférentes aux états consolidés pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des ajustements pro forma qui nous a été décrit.

6. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les autres colonnes au 30 septembre 2003, ainsi que pour la période de neuf mois arrêtée au 30 septembre 2003 et pour l'exercice terminé le 31 décembre 2002, et nous avons constaté que les montants dans la colonne portant l'en-tête «Chiffres consolidés pro forma» étaient arithmétiquement exacts.

Les états financiers pro forma sont fondés sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma, et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

(signé) KPMG s.r.l.

Comptables agréés

Calgary, Canada
Le 21 novembre 2003

Harvest Energy Trust

Bilan consolidé pro forma

Au 30 septembre 2003
(non vérifié)

	Harvest Energy Trust	Ajustements	Notes	Chiffres consolidés pro forma
Actif				
Actif à court terme				
Encaisse et placements à court terme	17 403 711 $	– $		17 403 711 $
Débiteurs	14 496 072	–		14 496 072
Charges payées d'avance	6 759 342	–		6 759 342
	38 659 125	–		38 659 125
Immobilisations	99 943 318	81 100 000	2 a)	181 043 318
Charges financières reportées	1 173 593	–		1 173 593
Actif d'impôts futurs	4 593 313	–		4 593 313
	144 369 349 $	81 100 000 $		225 469 349 $
Passif et avoir de porteurs de parts				
Passif à court terme				
Créditeurs et charges à payer	17 850 114 $	– $		17 850 114 $
Distributions au comptant à payer	2 504 578	–		2 504 578
Intérêts courus à payer	218 904	–		218 904
Emprunt à vue	2 825 000	65 950 000	2 d)	68 775 000
Billet à ordre à payer	25 000 000	(25 000 000)	2 d)	–
	48 398 596	40 950 000		89 348 596
Provision pour les frais de restauration et de régénération des lieux	3 074 185	–		3 074 185
	51 472 781	40 950 000		92 422 781
Avoir des porteurs de parts				
Capital des porteurs de parts	66 094 529	48 650 000	2 b)	114 744 529
Facilité de financement provisoire remboursable en capitaux propres	33 500 000	(8 500 000)	2 c)	25 000 000
Bénéfices non répartis	15 598 172	–		15 598 172
Surplus d'apport	41 728	–		41 728
Distributions au comptant cumulées	(22 337 861)	–		(22 337 861)
	92 896 568	40 150 000		133 046 568
	144 369 349 $	81 100 000 $		225 469 349 $

Se reporter aux notes afférentes aux états financiers consolidés pro forma.

Harvest Energy Trust

État consolidé des résultats pro forma

Période de neuf mois arrêtée au 30 septembre 2003
(non vérifié)

	Harvest Energy Trust	Propriétés Carlyle	Ajustements	Notes	Chiffres consolidés pro forma
Produits					
Ventes de pétrole et de gaz naturel	79 407 339 $	59 838 736 $	–	3 b)	139 246 075 $
Perte de couverture	(15 821 359)	–	–		(15 821 359)
Produits tirés de redevances	342 999	–	–		342 999
Redevances	(10 387 959)	(12 646 317)	–	3 b)	(23 034 276)
	53 541 020	47 192 419	–		100 733 439
Charges					
Frais d'exploitation	23 061 371	18 057 001	–	3 b)	41 118 372
Frais généraux et administratifs	2 086 594	–	–		2 086 594
Intérêts débiteurs et amortissement des charges financières reportées	3 386 465	–	1 367 902	3 f)	4 754 367
Frais de restauration et de régénération des lieux	2 654 682	–	1 290 112	3 d)	3 944 834
Épuisement et amortissement	20 181 186	–	4 216 399	3 c)	24 397 585
Gain de change	(5 313 053)	–	–		(5 313 053)
	46 057 245	18 057 001	6 874 413		70 988 699
Bénéfice (perte) avant les impôts	7 483 775	29 135 418	(6 874 413)		29 744 740
Impôts					
Impôt des grandes sociétés	137 805	–	100 000	3 g)	237 805
Charge d'impôts futurs	(3 321 313)	–	3 338 245	3 g)	16 932
	(3 183 508)	–	3 438 245		254 737
Bénéfice net (perte)	10 667 283 $	29 135 418 $	(10 312 658) $		29 490 003 $
Bénéfice net par part de fiducie					
De base	0,94 $			3 h)	1,75 $
Dilué	0,91 $			3 h)	1,56 $

Se reporter aux notes afférentes aux états financiers consolidés pro forma.

Harvest Energy Trust

État consolidé des résultats pro forma

Exercice terminé le 31 décembre 2002
(non vérifié)

	Harvest Energy Trust	Propriétés initiales et additionnelles	Propriétés Carlyle	Ajustements	Notes	Chiffres consolidés pro forma
Produits						
Ventes de pétrole et de gaz naturel	21 699 861 $	76 362 314 $	85 270 787 $	– $	3 a) b)	183 332 962 $
Redevances	(2 864 411)	(9 140 164)	(18 163 421)	–	3 a) b)	(30 167 996)
Produits tirés des redevances	119 982	–	–	–		119 982
	18 955 432	67 222 150	67 107 366	–		153 284 948
Charges						
Frais d'exploitation	6 396 294	20 241 079	24 688 372	–	3 b) c)	51 325 745
Frais généraux et administratifs	576 780	–	–	4 796 947	3 e)	5 373 727
Intérêts débiteurs et amortissement des charges financières reportées	2 645 543	–	–	2 509 597	3 f)	5 155 140
Frais de restauration des lieux	544 178	–	–	3 413 465	3 d)	3 957 643
Épuisement et amortissement	5 136 829	–	–	21 248 481	3 c)	26 385 310
Gain de change	(255 056)	–	–	–		(255 056)
	15 044 568	20 241 079	24 688 372	31 968 490		91 942 509
Bénéfice (perte) avant les impôts	3 910 864	46 981 071	42 418 994	(31 968 490)		61 342 439
Impôts						
Impôt des grandes sociétés	46 771	–	–	200 000	3 g)	246 771
Recouvrement d'impôts futurs	(1 272 000)	–	–	6 619 872	3 g)	5 347 872
	(1 225 229)	–	–	6 819 872		5 594 643
Bénéfice net (perte)	5 136 093 $	46 981 071 $	42 418 994 $	(38 788 362) $		55 747 796 $
Bénéfice net par part de fiducie						
De base	3,69 $				3 h)	4,08 $
Dilué	3,46 $				3 h)	3,47 $

Se reporter aux notes afférentes aux états financiers consolidés pro forma.

1. Mode de présentation

Harvest Energy Trust (la « Fiducie ») est une société de placement à capital variable sans personnalité morale qui a été constituée en vertu des lois de la province d'Alberta. Conformément à un acte de fiducie et à une convention d'administration, la Fiducie est gérée par sa filiale en propriété exclusive, Harvest Operations Corp (la « Société »). La Fiducie acquiert et détient une participation de concessionnaire dans des propriétés productrices de pétrole et de gaz naturel acquises et détenues par la Société.

Les états financiers consolidés pro forma non vérifiés ci-joints ont été dressés par la direction de la Société conformément aux principes comptables généralement reconnus du Canada. De l'avis de la direction, les états financiers consolidés pro forma comprennent tous les ajustements importants nécessaires à une présentation fidèle conformément aux principes comptables généralement reconnus du Canada.

Les états financiers consolidés pro forma ne sont pas nécessairement représentatifs des résultats qui auraient été réellement obtenus si les événements qui y sont reflétés avaient eu lieu aux dates indiquées ou des résultats qui pourraient être obtenus dans le futur.

La Fiducie a été constituée le 10 juillet 2002 et la Société a fait l'acquisition de diverses propriétés et redevances directes auprès d'un important producteur de pétrole et de gaz naturel pour un prix d'achat total de 26,1 millions de dollars (les « propriétés initiales »). Le 15 novembre 2002, la Société a mené à terme l'acquisition de diverses propriétés et redevances directes auprès d'un important producteur de pétrole et de gaz naturel pour un prix d'achat total de 78,1 millions de dollars (les « propriétés additionnelles »). Le 1er octobre 2003, la Fiducie et la Société ont conclu une convention en vue d'acquérir des propriétés d'une tierce partie (les « propriétés Carlyle »). Le coût estimatif de l'acquisition est d'environ 81,1 millions de dollars, y compris les ajustements de clôture et les frais estimatifs de l'opération d'environ 2 millions de dollars.

Le bilan consolidé pro forma non vérifié au 30 septembre 2003 a été dressé à partir du bilan non vérifié de la Fiducie au 30 septembre 2003. L'état consolidé des résultats pro forma non vérifié pour la période de neuf mois arrêtée au 30 septembre 2003 a été dressé à partir des éléments suivants :

- l'état non vérifié des résultats et des bénéfices non répartis de la Fiducie pour la période de neuf mois arrêtée au 30 septembre 2003; et
- le tableau non vérifié des produits et des charges des propriétés Carlyle pour la période de six mois mois arrêtée au 30 juin 2003 et les chiffres tirés d'informations comptables pertinentes pour les trois mois arrêtés au 30 septembre 2003.

1. Mode de présentation (suite)

L'état consolidé des résultats pro forma non vérifié de l'exercice terminé le 31 décembre 2002 a été dressé à partir des éléments suivants :

- l'état vérifié des résultats et des bénéfices non répartis de la Fiducie pour la période allant du 10 juillet 2002, date de la création de la Fiducie, au 31 décembre 2002;
- le tableau non vérifié des produits et des charges des propriétés initiales et des propriétés additionnelles pour les périodes allant du 1er janvier 2002 jusqu'à la date de conclusion respective des acquisitions; et
- le tableau vérifié des produits et des charges des propriétés Carlyle de l'exercice terminé le 31 décembre 2002.

Les états financiers pro forma doivent être lus à la lumière des états financiers et des notes y afférentes qui figurent dans le présent prospectus.

2. Hypothèses et ajustements contenus dans le bilan consolidé pro forma

Le bilan consolidé pro forma non vérifié donne effet aux opérations suivantes et aux hypothèses qui suivent comme si elles avaient eu lieu le 30 septembre 2003.

a) Acquisition des propriétés Carlyle

Le 1er octobre 2003, la Fiducie et la Société ont conclu une convention en vue d'acquérir sa participation de concessionnaire dans les propriétés Carlyle pour un prix d'achat de 81,1 millions de dollars, y compris les ajustements de clôture et les frais estimatifs de l'opération d'environ 2 millions de dollars.

b) Émission de parts de fiducie

Le 7 octobre 2003, la Fiducie a conclu une convention de prise ferme portant sur l'émission de 4 312 500 parts de fiducie à un prix d'émission de 12 $ par part pour un produit brut de 51 750 000 $. Le produit net a été de 48,65 millions de dollars, déduction faite de la commission de 6 % des preneurs fermes et des frais de 0,35 million de dollars.

2. Hypothèses et ajustements contenus dans le bilan consolidé pro forma (suite)

c) Facilité de financement provisoire remboursable en capitaux propres

Le 28 juillet 2003, la Fiducie a conclu une convention de financement provisoire remboursable en capitaux propres avec Caribou Capital Corp. (société fermée contrôlée par un administrateur de Harvest Operations Corp.) et un administrateur de Harvest Operations Corp. (la « convention de financement provisoire remboursable en capitaux propres ») qui accorde à la Fiducie un montant maximum de 40 millions de dollars en vue de l'aider à faire l'acquisition des propriétés Carlyle. Aux termes de la convention de financement provisoire remboursable en capitaux propres, les intérêts sont à verser trimestriellement et ils sont calculés quotidiennement au taux fixe de 10 % par année. La Fiducie peut à son gré régler les versements trimestriels d'intérêts et les remboursements de capital à tout moment au comptant ou par l'émission de parts de fiducie. Le nombre de parts de fiducie devant être émises aux fins du règlement des versements d'intérêts et des remboursements de capital est équivalent au montant à régler divisé par 90 % du cours boursier moyen pondéré des parts de fiducie pendant 10 jours.

Au moment de l'acquisition des propriétés Carlyle, une somme de 25 millions de dollars avait été prélevée sur cette facilité.

La Fiducie pouvant, aux termes de la convention de financement provisoire remboursable en capitaux propres, régler les intérêts courus et les montants de capital non remboursés par l'émission de parts de fiducie, les sommes prélevées ont été présentées dans l'avoir des porteurs de parts dans les présents états financiers pro forma. Les montants d'intérêts correspondants seront présentés comme une charge directe aux bénéfices non répartis plutôt que comme une déduction lors de l'établissement du bénéfice des périodes en question. La Société a également contracté des billets de financement provisoire auprès des mêmes parties avec lesquelles elle a conclu la convention de financement provisoire remboursable en capitaux propres. Les montants prélevés sur ces billets de financement provisoire seront remboursés par le produit du placement de parts ou par des montants prélevés sur la nouvelle facilité bancaire.

2. Hypothèses et ajustements contenus dans le bilan consolidé pro forma (suite)

d) Emprunts bancaires supplémentaires

Aux fins du présent bilan consolidé pro forma, il a été supposé que le coût des propriétés Carlyle, déduction faite du produit tiré de l'émission de parts de fiducie supplémentaires et des sommes prélevées aux termes de la convention de financement provisoire remboursable en capitaux propres, sera initialement financé au moyen de prélèvements supplémentaires sur la facilité bancaire comme suit :

Coût net des propriétés Carlyle (compte non tenu des coûts d'acquisition qui ont été inclus dans les créditeurs)	81 100 000 $
Produit net tiré de l'émission de parts de fiducie	(48 650 000)
Remboursement aux termes de la convention de financement provisoire remboursable en capitaux propres	8 500 000
Remboursement de billets de financement provisoire à payer	25 000 000
Emprunts bancaires supplémentaires, montant net	65 950 000 $

Après le 30 septembre 2003, la Société a conclu une nouvelle facilité bancaire avec un consortium de banques à charte canadiennes (la « nouvelle facilité bancaire »), laquelle a été disponible au moment de la conclusion de l'acquisition des propriétés Carlyle. La nouvelle facilité bancaire est constituée d'un emprunt à vue dégressif renouvelable de 105 millions de dollars dont la disponibilité décroît de 4,5 millions de dollars le dernier jour de chaque mois civil à compter du 31 juillet 2003. Elle porte intérêt à des taux variables fondés sur le taux préférentiel des prêteurs ou sur les taux du marché pour les acceptations bancaires majorés d'une marge établie en fonction des variations de certains ratios financiers.

3. Hypothèses et ajustements contenus dans l'état consolidé des résultats pro forma

Les états consolidés des résultats pro forma pour la période de neuf mois arrêtée au 30 septembre 2003 et l'exercice terminé le 31 décembre 2002 ont été dressés suivant l'hypothèse que les opérations dont il est fait mention aux notes 1 et 2 ont été conclues le 1er janvier 2002, comme suit :

a) Acquisition des propriétés initiales et des propriétés additionnelles

Comme il est décrit à la note 1, la Société a réalisé deux acquisitions importantes au cours de 2002. Les produits et les charges suivants pour les périodes allant du 1er janvier 2002 jusqu'à la date de conclusion respective des acquisitions ont été inclus dans l'état consolidé des résultats pro forma de l'exercice terminé le 31 décembre 2002 comme suit :

	Propriétés initiales Période de six mois *arrêtée au* au 30 juin 2002	Propriétés additionnelles Période de neuf mois *arrêtée au* 30 septembre 2002	Propriétés additionnelles Période allant du 1er *octobre au* 15 novembre 2002	*Total -* ajustements pro forma
Produits	13 935 019 $	55 459 785 $	6 967 510 $	76 362 314 $
Redevances	(1 210 816)	(7 323 940)	(605 408)	(9 140 164)
	12 724 203	48 135 845	6 362 102	67 222 150
Frais d'exploitation	5 050 362	12 665 536	2 525 181	20 241 079
Bénéfice d'exploitation	7 673 841 $	35 470 309 $	3 836 921 $	46 981 071 $

L'acquisition des propriétés initiales et des propriétés additionnelles ayant été réalisée avant le 1er janvier 2003, aucun ajustement pro forma n'est requis à l'égard de ces propriétés pour la période de neuf mois arrêtée au 30 septembre 2003.

b) Acquisition des propriétés Carlyle

Les montants inclus dans l'état consolidé des résultats pro forma au titre des produits, des redevances et des frais d'exploitation des propriétés Carlyle pour l'exercice terminé le 31 décembre 2002 sont tirés du tableau des produits et des charges pour les périodes respectives.

3. Hypothèses et ajustements contenus dans l'état consolidé des résultats pro forma (suite)

c) Épuisement et amortissement

Les ajustements pro forma à la dotation à l'épuisement et aux amortissements ont été établis selon la méthode de la capitalisation du coût entier en fonction des réserves prouvées combinées, des coûts futurs de mise en valeur et des volumes de production et en tenant compte des coûts d'acquisition des propriétés Carlyle (y compris des coûts futurs de mise en valeur estimés à 10 millions de dollars).

d) Provision pour frais futurs de restauration et de régénération des lieux

Les états consolidés des résultats pro forma comprennent des ajustements à la provision pour frais futurs de restauration et de régénération des lieux établis selon le taux de production unitaire enregistré par la Fiducie et les volumes de production pro forma.

e) Frais généraux et administratifs

La Fiducie a été créée en 2002 et n'a mené à terme la deuxième de ses acquisitions importantes qu'à la fin de 2002. Les montants comptabilisés au titre des frais généraux et administratifs pour l'exercice terminé le 31 décembre 2002 ont été ajustés et représentent un montant établi en fonction des frais réels engagés par unité de production et des volumes de production pro forma. La Fiducie ayant été en pleine exploitation au cours de la période de neuf mois terminée le 30 septembre 2003 au complet, aucun ajustement n'a été apporté aux frais généraux et administratifs constatés pour cette période.

f) Intérêts débiteurs et amortissement des charges financières reportées

Comme il en a été fait mention ci-dessus, la Fiducie a réalisé deux acquisitions de propriétés importantes au cours de l'exercice terminé le 31 décembre 2002. Les produits et les charges des propriétés initiales et des propriétés additionnelles pour la période allant du 1er janvier 2002 jusqu'à la date de conclusion respective des acquisitions ont été inclus à titre d'ajustement pro forma qui a été décrit plus haut. Les intérêts débiteurs de l'exercice terminé le 31 décembre 2002 ont été ajustés et représentent un montant établi en fonction de l'encours des emprunts à la fin de l'exercice et des taux d'intérêt en vigueur pour la période ainsi que des intérêts dont seraient assortis les emprunts bancaires supplémentaires résultant de l'acquisition des propriétés Carlyle, comme si la conclusion de l'opération avait eu lieu le 1er janvier 2002. Le montant comptabilisé au titre de l'amortissement des charges financières reportées a été ajusté afin de refléter le montant pour l'exercice au complet.

3. Hypothèses et ajustements contenus dans l'état consolidé des résultats pro forma (suite)

f) Intérêts débiteurs et amortissement des charges financières reportées (suite)

L'acquisition des propriétés initiales et des propriétés additionnelles ayant été conclue avant le 1er janvier 2003, aucun ajustement ne doit être apporté aux intérêts débiteurs de la période ni à l'amortissement des charges financières reportées. Les intérêts débiteurs ont été ajustés pour tenir compte des intérêts dont seraient assortis les emprunts bancaires supplémentaires résultant de l'acquisition des propriétés Carlyle, comme si la conclusion de l'opération avait eu lieu avant le début de la période.

La Fiducie pouvant, aux termes de la convention de financement provisoire remboursable en capitaux propres, régler les intérêts et les montants de capital non remboursés par l'émission de parts de fiducie, les sommes prélevées ont été présentées dans l'avoir des porteurs de parts dans les présents états financiers pro forma. Les montants d'intérêts correspondants de 2,5 millions de dollars pour l'exercice terminé le 31 décembre 2002 et de 1,88 million de dollars pour la période de neuf mois arrêtée au 30 septembre 2003 seront présentés comme une charge directe aux bénéfices non répartis plutôt que comme une déduction lors de l'établissement du bénéfice des périodes en question.

g) Impôts

L'impôt des grandes sociétés de chaque période a été ajusté afin de tenir compte de l'impôt qui frapperait le capital supplémentaire résultant de l'acquisition des propriétés Carlyle.

Aux fins de l'impôt sur les bénéfices, la Fiducie peut et compte réclamer une déduction pour tous les montants versés ou à verser aux porteurs de parts et répartira par la suite le solde du bénéfice, le cas échéant, entre les porteurs de parts. Cependant, l'ajustement pro forma au chapitre des impôts futurs repose sur l'hypothèse que 50 % des flux de trésorerie supplémentaires auraient été versés à la Fiducie par la Société à titre de paiement de redevances.

h) Bénéfice par part de fiducie

Pour l'exercice terminé le 31 décembre 2002, le nombre de parts de fiducie émis aux termes de la convention de prise ferme en date du 7 octobre 2003 a été traité comme ayant été émis au début de l'exercice. Ce nombre comprend les parts de fiducie émises dans le cadre du règlement des emprunts contractés au moment de l'acquisition des propriétés initiales. Les intérêts à verser sur les sommes prélevées aux termes de la convention de financement provisoire remboursable en capitaux propres ont été déduits du bénéfice pro forma attribuable aux porteurs de parts.

3. Hypothèses et ajustements contenus dans l'état consolidé des résultats pro forma (suite)

h) Bénéfice par part de fiducie (suite)

Le nombre moyen pondéré de parts de fiducie dilué pour l'exercice terminé le 31 décembre 2002 comprend 300 000 parts de fiducie relatives au régime d'achat de parts incitatif de la Fiducie et 2 694 256 parts de fiducie à l'égard du règlement des sommes devant être prélevées aux termes de la convention de financement provisoire remboursable en capitaux propres.

Pour la période de neuf mois arrêtée au 30 septembre 2003, le nombre de parts de fiducie compris dans le nombre moyen pondéré de parts de fiducie en circulation de base pour la période était fondé sur le nombre moyen pondéré de parts de fiducie réellement en circulation pour la période et sur les 4 312 500 parts de fiducie émises aux termes de la convention de prise ferme en date du 7 octobre 2003. Les intérêts à verser sur les sommes prélevées aux termes de la convention de financement provisoire remboursable en capitaux propres ont été déduits du bénéfice pro forma attribuable aux porteurs de parts.

Le nombre moyen pondéré de parts de fiducie dilué pour la période de neuf mois arrêtée au 30 septembre 2003 comprend 300 000 parts de fiducie relatives au régime d'achat de parts incitatif de la Fiducie et 2 509 284 parts de fiducie à l'égard du règlement des sommes prélevées aux termes de la convention de financement provisoire remboursable en capitaux propres.

116

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST CONFIRMS FEBRUARY 16th, 2004 CASH DISTRIBUTION OF $0.20 PER UNIT

Calgary, January 13th, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") announces that a cash distribution of $0.20 per trust unit will be paid on February 16th, 2004 to Unitholders of record on January 30th, 2004. Harvest trust units are expected to commence trading on an ex-distribution basis on January 28th, 2004. This distribution amount represents Distributable Cash earned in the month of January 2004.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality light, medium and heavy gravity crude oil properties in East Central Alberta and South East Saskatchewan, and its hands-on operating strategy underpin Harvest's objective to deliver consistent returns to Unitholders.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
Website: www.harvestenergy.ca
TSE Symbol: HTE.UN

(117)

04 MAR -9 AM 7:21

January 14, 2004

Harvest Energy Trust
Harvest Operations Corp.
2400, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Jacob Roorda, President

Dear Sirs:

Re: Offering of 9.00% Convertible Unsecured Subordinated Debentures of Harvest Energy Trust

National Bank Financial Inc., CIBC World Markets Inc., FirstEnergy Capital Corp., Haywood Securities Inc., TD Securities Inc. and Canaccord Capital Corporation (collectively, the "**Underwriters**") understand that Harvest Energy Trust (the "**Trust**") proposes to issue and sell 50,000 convertible unsecured subordinated debentures of the Trust (the "**Firm Debentures**", and together with any Underwriters' Option Debentures (as defined below) purchased by the Underwriters pursuant to the Underwriters' Option (as defined below) the "**Offered Debentures**") with a face value of $1,000 principal amount per Offered Debenture, a coupon of 9.00% per annum, payable semi-annually on May 31 and November 30 of each year commencing May 31, 2004, and a maturity date of May 31, 2009 (the "**Maturity Date**"). The Offered Debentures shall be convertible into trust units ("**Trust Units**") of the Trust at a conversion price of $14.00 per Trust Unit at any time prior to the earlier of the close of business on the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Offered Debentures, subject to adjustment in certain circumstances, and shall otherwise have such attributes as are described in the Prospectus (as defined below).

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the Firm Debentures at the Closing Time in the respective percentages set forth in paragraph 18 hereof, and the Trust hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Firm Debentures at the purchase price of $1,000 per Firm Debenture, for an aggregate purchase price of $50,000,000.

The Trust hereby grants to the Underwriters an option (the "**Underwriters' Option**") to purchase from the Trust at the Underwriters' election, up to an additional 10,000 convertible unsecured subordinated debentures, having the identical terms, characteristics and attributes as the Firm Debentures (the "**Underwriters' Option Debentures**"). The Underwriters may exercise the Underwriters' Option, in whole or in part, at any time prior to the time that is 48 hours prior to the Closing Time by written notice from National Bank Financial Inc., on behalf of the Underwriters, to the Trust setting forth the number of Underwriters' Option Debentures to be purchased. In the event and to the extent that the Underwriters exercise the Underwriters' Option, subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust at the Closing Time the number of Underwriters' Option

Debentures as to which the Underwriters' Option shall have been exercised in the respective percentages set forth in paragraph 18 hereof, and the Trust hereby agrees to issue and sell such number of Underwriters' Option Debentures to the Underwriters at the Closing Time at the purchase price of $1,000 per Underwriters' Option Debenture.

1. Definitions

In this agreement:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Additional Properties' auditors**" means KPMG LLP, chartered accountants, Calgary, Alberta;

(c) "**Additional Properties Financial Statements**" means the audited schedule of revenue and expenses for the Additional Properties (as defined in the prospectus of the Trust dated November 27, 2002) acquired from Anadarko Canada Corporation for each of the years ended December 31, 2001, 2000 and 1999, together with the report of the Additional Properties' auditors thereon and notes thereto, and for each of the nine months ended September 30, 2002 and 2001 as contained in the AIF and incorporated by reference in the Prospectuses;

(d) "**AIF**" means the initial annual information form of the Trust dated December 10, 2003;

(e) "**Applicable Securities Laws**" means all applicable Canadian securities, corporate and other laws, rules, regulations, notices and policies in the Qualifying Provinces;

(f) "**ASC**" means the Alberta Securities Commission;

(g) "**Business Day**" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(h) "**Carlyle Properties' auditors**" means KPMG LLP, chartered accountants, Calgary, Alberta;

(i) "**Carlyle Properties Financial Statements**" means the schedule of revenue and expenses for the Carlyle Properties for each of the years ended December 31, 2002, 2001 and 2000, together with the report of the Carlyle Properties' auditors thereon and notes thereto, and for each of the nine months ended September 30, 2003 and 2002 as contained in the AIF and incorporated by reference in the Prospectuses;

(j) "**Closing Date**" means January 29, 2004 or such other date as the parties hereto may agree;

(k) "**Closing Time**" means 6:30 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Trust may agree;

(l) "**Confidential Memorandum**" means the Confidential Private Placement Memorandum and any amendments thereto, to be attached to all copies of the Prospectus to be delivered in connection with the offer and sale of the Offered Debentures in the United States and referred to in Schedule "A" hereto;

(m) "**Debenture Trust Indenture**" means the trust indenture to be dated on or before the Closing Date between the Trust and Valiant Trust Company, governing the terms and conditions of the Offered Debentures;

(n) "**distribution**" means "**distribution**" or "**distribution to the public**", as the case may be, as defined under the Applicable Securities Laws and "**distribute**" has a corresponding meaning;

(o) "**Documents**" means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

(i) the AIF, including the Initial Properties Financial Statements, the Additional Properties Financial Statements, the Carlyle Properties Financial Statements and the Pro Forma Financial Statements;

(ii) the Trust Financial Statements;

(iii) the Information Circular – Proxy Statement of the Trust dated April 30, 2003 in connection with the annual and special meeting of unitholders of the Trust held on June 17, 2003 (excluding those portions thereof which, pursuant to NI 44-101, are not required to be incorporated by reference in the Prospectuses); and

(iv) the material change reports of the Trust subsequent to December 31, 2002;

(p) "**Exchange**" means the Toronto Stock Exchange;

(q) "**Harvest**" means Harvest Operations Corp., a corporation amalgamated pursuant to the ABCA and a wholly-owned subsidiary of the Trust;

(r) "**HST**" means Harvest Sask Energy Trust, a trust established under the laws of the Province of Alberta and a wholly-owned subsidiary of the Trust;

(s) "**Initial Properties' auditors**" means KPMG LLP, chartered accountants, Calgary, Alberta;

(t) "**Initial Properties Financial Statements**" means the audited schedule of revenue and expenses for the Initial Properties (as defined in the prospectus of the Trust dated November 27, 2002) acquired from Devon Canada Corporation for

each of the years ended December 31, 2001, 2000 and 1999, together with the report of the Initial Properties' auditors thereon and notes thereto, and for each of the six months ended June 30, 2002 and 2001 as contained in the AIF and incorporated by reference in the Prospectuses;

(u) "**Material Agreements**" means, collectively, the Trust Indenture, the Administration Agreement, and the NPI Agreement;

(v) "**material change**", "**material fact**" and "**misrepresentation**" shall have the meanings ascribed thereto under the Applicable Securities Laws;

(w) "**McDaniel**" means McDaniel & Associates Consultants Ltd., independent oil and natural gas reservoir engineers, Calgary, Alberta;

(x) "**McDaniel Report – Carlyle Properties**" means the independent engineering evaluation dated September 30, 2003 of the reserves associated with the Carlyle Properties as at January 1, 2003 conducted by McDaniel on behalf of Harvest, based on constant and May 1, 2003 escalating price and cost assumptions;

(y) "**McDaniel Report – Provost Properties**" means, collectively, the independent engineering evaluations dated August 5, 2003 of the reserves associated with the Provost Properties and the Direct Royalties as at January 1, 2003 conducted by McDaniel on behalf of Harvest, based on constant and May 1, 2003 escalating price and cost assumptions;

(z) "**MRRS Procedures**" means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System, as amended or replaced;

(aa) "**NI 44-101**" means National Instrument 44-101 of the Canadian Securities Administrators, as amended or replaced;

(bb) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Trust to be dated January 14, 2004 and any amendments thereto, in respect of the distribution of the Offered Debentures, in the English and French languages, including the documents incorporated by reference therein;

(cc) "**Pro Forma Financial Statements**" means the unaudited pro forma consolidated financial statements of the Trust, consisting of the pro forma consolidated balance sheet of the Trust as at September 30, 2003, and the pro forma consolidated statements of income of the Trust for the nine months ended September 30, 2003 and the year ended December 31, 2002, together with the compilation report thereon and the notes thereto, as contained in the AIF and incorporated by reference in the Prospectuses;

(dd) "**Prospectus**" means the (final) short form prospectus of the Trust and any amendments thereto, in respect of the distribution of the Offered Debentures, in

the English and French languages, including the documents incorporated by reference therein;

(ee) **"Prospectuses"** means, collectively, the Preliminary Prospectus and the Prospectus;

(ff) **"Public Record"** means all information filed by or on behalf of the Trust and Harvest with the Securities Commissions, including without limitation, the Documents, the Trust Financial Statements, the Initial Properties Financial Statements, the Additional Properties Financial Statements, the Carlyle Properties Financial Statements, the Pro Forma Financial Statements, the Prospectuses, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(gg) **"Qualifying Provinces"** means each of the provinces of Canada;

(hh) **"Securities Commissions"** means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(ii) **"Selling Dealer Group"** means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Debentures pursuant to this agreement;

(jj) **"subsidiary"** has the meaning assigned thereto in the ABCA;

(kk) **"Supplementary Material"** means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Trust under the Applicable Securities Laws;

(ll) **"Tax Act"** means the *Income Tax Act* (Canada) and the regulations thereunder;

(mm) **"Trust Assets"** means, collectively, the Direct Royalties, the NPI, the Subsequent Investments (as defined in the Trust Indenture), the Permitted Investments (as defined in the Trust Indenture) and cash;

(nn) **"Trustee"** means Valiant Trust Company and its successors, as trustee of the Trust; and

(oo) **"Trust's auditors"** means KPMG LLP, chartered accountants, Calgary, Alberta;

(pp) **"Trust's counsel"** means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Trust, with the consent of the Underwriters, may appoint;

(qq) **"Trust Financial Statements"** means, collectively:

(i) the audited consolidated financial statements of the Trust for the period from July 10, 2002 and ending December 31, 2002, together with the report of the Trust's auditors thereon and the notes thereto and management's discussion and analysis of the financial condition and results of operations of the Trust for such period;

(ii) the unaudited interim consolidated financial statements of the Trust as at and for the nine months ended September 30, 2003, together with the notes thereto and management's discussion and analysis of the financial condition and results of operations of the Trust for such period;

(rr) "**Trust Indenture**" means the Amended and Restated Trust Indenture dated September 27, 2002 pursuant to which the Trust has been established, as such indenture may be further amended by supplemental indentures from time to time;

(ss) "**Trust Units**" means units of the Trust, each unit representing an equal fractional undivided beneficial interest in the Trust; and

(tt) "**Underwriters' counsel**" means Blake, Cassels & Graydon LLP or such other legal counsel as the Underwriters, with the consent of the Trust may appoint.

In addition, unless otherwise defined herein capitalized terms shall have the meanings ascribed thereto in the AIF.

2. Underwriting Fee

In consideration for their services in underwriting the distribution of and purchasing the Offered Debentures, the Trust agrees to pay the Underwriters:

(a) at the Closing Time a fee of $40.00 per Firm Debenture for each Firm Debenture purchased (being an aggregate amount of $2,000,000); and

(b) at the Closing Time a fee of $40.00 per Underwriters' Option Debenture for each Underwriters' Option Debenture purchased (being an aggregate amount of up to $400,000 if the Underwriters' Option is exercised in full).

The foregoing fees (collectively, the "**Underwriting Fee**") may, at the sole option of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Offered Debentures and withheld for the account of the Underwriters. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided. However, in the event that Revenue Canada, Taxation, Customs and Excise determines that Goods and Services Tax provided for in the *Excise Tax Act* (Canada) is exigible on the Underwriting Fee, the Trust agrees to pay the amount of Goods and Services Tax forthwith upon the request of the Underwriters. The Trust also agrees to pay the Underwriters' expenses as set forth in paragraph 10 hereof.

3. Qualification for Sale

(a) The Trust represents and warrants to the Underwriters that it is eligible to use the prompt offering qualification system described in NI 44-101 and the simplified prospectus rules of the *Securities Act* (Québec) for the distribution of the Offered Debentures.

(b) The Trust shall:

(i) not later than 5:00 p.m. (Calgary time) on January 14, 2004, have prepared and filed the Preliminary Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator; and

(ii) have obtained from the ASC a preliminary MRRS decision document dated not later than January 14, 2004, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province;

(iii) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions:

(A) but not later than January 21, 2004 (or such later date as may be agreed to in writing by the Trust, Harvest and the Underwriters), have prepared and filed the Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions; and

(B) have obtained from the ASC a final MRRS decision document dated not later than January 21, 2004 (or such later date as may be agreed to in writing by the Trust, Harvest and the Underwriters), evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

and otherwise fulfilled all legal requirements to enable the Offered Debentures to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province and to qualify the distribution to the Underwriters of the Underwriters' Option; and

(iv) until the completion of the distribution of the Offered Debentures, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Offered Debentures and the Underwriters' Option for distribution or, in the event that the Offered

Debentures have, for any reason, ceased to so qualify, to again qualify the Offered Debentures and the Underwriters' Option for distribution.

(c) Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Debentures, prior to the filing with any Securities Commissions of any Supplementary Material, the Trust shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents (including, without limitation the Confidential Memorandum) and to have reviewed any documents incorporated by reference therein.

(d) During the period from the date hereof until completion of the distribution of the Offered Debentures, the Trust shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material.

(e) The Trust shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Offered Debentures for distribution to the public in the Qualifying Provinces, to qualify the distribution to the Underwriters of the Underwriters' Option in the Qualifying Provinces, for sale in transactions exempt from registration under the United States *Securities Act of 1933* (the "U.S. Act") and on a "private placement" basis in the United States to Qualified Institutional Buyers in reliance on Rule 144A under the U.S. Act and for sale internationally as permitted by applicable laws.

4. Delivery of Prospectus and Related Documents

The Trust shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus, each in the English and French languages, signed as required by the Applicable Securities Laws;

(ii) copies of the Confidential Memorandum if required by the Underwriters; and

(iii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

as soon as they are available and in any event, not later than one Business Day following the filing with the Securities Commissions of the Preliminary Prospectus or the Prospectus;

(b) as soon as they are available, copies of any Supplementary Material, in the English and French languages, as required, signed as required by the Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from each of the Trust's auditors, the Initial Properties' auditors, the Additional Properties' auditors and the Carlyle Properties' auditors, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Trust, Harvest, the Initial Properties, the Additional Properties and the Carlyle Properties, as applicable, and have found such information and percentages to be in agreement, which comfort letter shall be based on the Trust's auditors, the Initial Properties' auditors, the Additional Properties' auditors and the Carlyle Properties' auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

(d) at the respective times of delivery to the Underwriters of the Preliminary Prospectus and the Prospectus, the Trust shall deliver to the Underwriters:

(i) an opinion of local counsel in Québec, addressed to the Underwriters and the Underwriters' counsel and dated at the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that, except for information in the Prospectus translated by the Trust's auditors, the Initial Properties' auditors, the Additional Properties' auditors and the Carlyle Properties' auditors, the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein; and

(ii) an opinion from each of the Trust's auditors, the Initial Properties' auditors, the Additional Properties' auditors and the Carlyle Properties' auditors, addressed to the Underwriters and the Underwriters' counsel and dated the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the

Underwriters' counsel, acting reasonably, to the effect that the information excepted from the opinion of counsel referred to in subparagraph 4(d)(i) in the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the information contained in the English language versions thereof.

Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplemental Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

Such deliveries shall also constitute the Trust's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses, the Confidential Memorandum and any Supplementary Material in connection with the offering and sale of the Offered Debentures.

5. Commercial Copies

(a) The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material (in both English and French languages as required by applicable law) in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Trust or the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents; and

(b) The Trust shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Supplemental Materials as the Underwriters may reasonably request.

6. Material Change

(a) During the period of distribution of the Offered Debentures, the Trust and Harvest will promptly inform the Underwriters of the full particulars of:

(i) any material change (actual, anticipated or threatened) in or affecting the business, operations, revenues, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Harvest or their

respective subsidiaries, taken as a whole, or affecting the ability of Harvest to manage the Trust or HST;

(ii) any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus or any Supplementary Material; and

(iii) the occurrence of a material fact or event which, in any such case, is, or may be, of such a nature as to:

(A) render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading in any material respect;

(B) result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

(C) result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with the Applicable Securities Laws,

provided that if the Trust or Harvest is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Trust and Harvest shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b) During the period of distribution of the Offered Debentures, the Trust and Harvest will promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii) the issuance by any Securities Commission or similar regulatory authority, the Exchange or any other competent authority of any order to cease or suspend trading of any securities of the Trust or Harvest or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by the Trust or Harvest of any communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Offered Debentures.

(c) The Trust and Harvest will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws with

respect to any material change, change, occurrence or event of the nature referred to in paragraphs 6(a) or 6(b) above and the Trust and Harvest will prepare and file promptly at the Underwriters' request any amendment to the Prospectus or Supplementary Material as may be required under Applicable Securities Laws; provided that the Trust and Harvest shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Trust shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material in the English and French languages as filed with the Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in paragraph 4 above.

(d) During the period of distribution of the Offered Debentures, the Trust will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any financial statement of the Trust or Harvest;

(ii) any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

(iii) any press release of the Trust.

7. Representations and Warranties of the Trust and Harvest

(a) Each delivery of the Preliminary Prospectus, the Prospectus and any Supplementary Material pursuant to paragraph 4 above shall constitute a joint and several representation and warranty to the Underwriters by each of the Trust and Harvest (and each of the Trust and Harvest hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

(i) all of the information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:

(A) are at the respective dates of such documents, true and correct in all material respects;

(B) contain no misrepresentation; and

(C) constitute full, true and plain disclosure of all material facts relating to the Trust, Harvest and the Offered Debentures;

(ii) the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws, including without limitation NI 44-101 and the simplified prospectus rules of the *Securities Act* (Québec); and

(iii) except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus and any Supplementary Material to the time of delivery thereof, in the business, operations, revenues, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations, or ownership of the Trust, Harvest or their subsidiaries, taken as a whole.

(b) In addition to the representations and warranties contained in clause 7(a) hereof, each of the Trust and Harvest jointly and severally represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement that:

(i) the Trust has been properly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta, having Valiant Trust Company as its duly appointed trustee, and has all requisite trust authority and power to carry on its business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party and to own and administer its properties and assets including, without limitation, the Trust Assets;

(ii) each of Harvest and HST has been duly incorporated or otherwise created, as applicable, and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation or creation, as applicable, and has all requisite corporate or trust authority, as applicable, and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

(iii) each of Harvest and HST is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business and the Trust is qualified to carry on its activities including,

without limitation, owning the Trust Assets in each jurisdiction where it carries on such activities;

(iv) except as described in the Prospectuses, neither the Trust nor Harvest has any subsidiaries (as defined in the ABCA) and neither the Trust nor Harvest is "affiliated" with or a "holding corporation" of any body corporate (within the meaning of those terms in the ABCA);

(v) the Trust is a "unit trust" and a "mutual fund trust" under the Tax Act and the Trust shall at all times conduct its affairs so as to continue to enable the Trust to qualify as a "unit trust" and a "mutual fund trust", including by limiting its activities to investing the property of the Trust in the Trust Assets and other property in which a "mutual fund trust" is permitted by the Tax Act to invest, and will not carry on any other business;

(vi) to the knowledge of the Trust and Harvest, after reasonable inquiry, non-residents of Canada (as that term is used in the Tax Act) do not beneficially own more than 10% of the issued and outstanding Trust Units;

(vii) all of the issued and outstanding shares and trust units in the capital of Harvest and HST, as applicable, are fully paid and non-assessable and legally and beneficially owned by the Trust free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever (other than as provided in the credit facilities of the Trust or Harvest) and no person holds any securities convertible into or exchangeable for issued or unissued shares or trust units, as applicable, of Harvest or HST or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement warrant, option or right for the acquisition of any unissued or issued securities of Harvest or HST;

(viii) the Trust has full power and authority to issue the Offered Debentures and the Trust Units issuable on the conversion or redemption of the Offered Debentures and to grant the Underwriters' Option and, at the Closing Date (a) the Offered Debentures will be duly and validly authorized, allotted and reserved for issuance and, upon receipt of the purchase price therefor, will be duly and validly issued as fully paid and non-assessable debentures, and (b) the Trust Units issuable on the conversion or redemption of the Offered Debentures will be duly and validly authorized, allotted and reserved for issuance, and upon the issuance of the Trust Units issuable on the conversion or redemption of the Offered Debentures in accordance with the terms of the Debenture Trust Indenture, such Trust Units will be duly and validly issued as fully paid and non-assessable;

(ix) none of the Trust, Harvest or HST is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement or the Debenture Trust Indenture by the Trust and Harvest or any of the transactions contemplated hereby or thereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, (i) the Trust Indenture, (ii) any term or provision of the articles, by-laws or constating documents of the Trust, Harvest or HST, as applicable, (iii) any resolutions of the unitholders or the directors (or any committee thereof) or shareholders of the Trust, Harvest or HST, as applicable, (iv) any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement to which the Trust, Harvest or HST is a party or by which any of the Trust, Harvest or HST is bound, or (v) any judgment decree, order, statute, rule or regulation applicable to the Trust, Harvest or HST, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operations of the Trust, Harvest, or HST (on a consolidated basis) or their respective properties or assets (taken as a whole);

(x) each of the Trust and Harvest has full trust or corporate power and authority to enter into this agreement and to perform its obligations set out herein and this agreement has been duly authorized, executed and delivered by the Trust and Harvest and this agreement is a legal, valid and binding obligation of the Trust and Harvest enforceable against the Trust and Harvest in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel to be delivered pursuant to paragraph 12(a)(vii);

(xi) the Trust has full trust power and authority to enter into the Debenture Trust Indenture and to perform its obligations set out therein and the Debenture Trust Indenture has been duly authorized and on or before the Closing Time will be executed and delivered by the Trust and the Debenture Trust Indenture, when so executed and delivered, will be a legal, valid and binding obligation of the Trust enforceable against the Trust in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel to be delivered pursuant to paragraph 12(a)(vii);

(xii) there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust, Harvest or HST from the position set forth in the Trust Financial Statements except as contemplated by the Prospectuses and there has not been any adverse material change in the business, operations, capital,

properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Harvest or HST since September 30, 2003 except as disclosed in the Prospectuses; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Harvest or HST (on a consolidated basis) which have not been disclosed in the Prospectuses;

(xiii) the Trust Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust, Harvest and HST as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust, Harvest and HST as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xiv) the Initial Properties Financial Statements fairly present in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the revenues and expenses attributable to the Initial Properties and the other information purported to be shown therein of the Initial Properties as at the dates thereof and for the periods then ended and reflect all revenues, royalties and operating expenses in respect of the Initial Properties as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xv) the Additional Properties Financial Statements fairly present in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the revenues and expenses attributable to the Additional Properties and the other information purported to be shown therein of the Additional Properties as at the dates thereof and for the periods then ended and reflect all revenues, royalties and operating expenses in respect of the Additional Properties as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xvi) the Carlyle Properties Financial Statements fairly present in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the revenues and expenses attributable to the Carlyle Properties and the other information purported to be shown therein of the Carlyle Properties as at the dates thereof and for the

periods then ended and reflect all revenues, royalties and operating expenses in respect of the Carlyle Properties as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xvii) the Pro Forma Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in the Pro Forma Financial Statements are suitably supported and consistent with the financial results of the Trust, the Initial Properties, the Additional Properties and the Carlyle Properties, and such statements provide a reasonable basis for the compilation of the Pro Forma Financial Statements and the Pro Forma Financial Statements, accurately reflect such assumptions;

(xviii) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust or Harvest in connection with the sale and delivery of the Offered Debentures or the Trust Units issuable upon the conversion or redemption of the Offered Debentures hereunder, except such as may be required by the Exchange or under the Applicable Securities Laws;

(xix) there are no actions, suits, proceedings or inquiries pending or (as far as the Trust or Harvest are aware) threatened against or affecting the Trust, Harvest or HST at law or in equity or before or by any federal provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Harvest or HST (on a consolidated basis) or their respective properties or assets (taken as a whole) or which affects or may affect the distribution of the Offered Debentures or the Trust Units issuable on the conversion or redemption of the Offered Debentures;

(xx) each of the Trust, Harvest and HST has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses, including, without limitation, performing its obligations under the Material Agreements to which it is a party, except where such non-compliance or lack of license, registration or qualification, in aggregate, would not have a material adverse affect on the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business,

operations or condition (financial or otherwise) or the results of the operations of the Trust, Harvest or HST (on a consolidated basis);

(xxi) each of the Material Agreements is properly described as to parties, dates, terms, conditions and amendments thereto, each of such agreements is a legal, valid and binding obligation of the Trust, Harvest and HST, as the case may be, enforceable against such parties in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel to be delivered pursuant to paragraph 12(a)(vii) and each of the Trust, Harvest and HST, as applicable, are in compliance with the terms of such Material Agreements except where such non-compliance, in aggregate, would not have a material adverse affect on the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or the results of the operations of the Trust, Harvest or HST (on a consolidated basis) and neither the Trust or Harvest is aware of any default or breach of a material nature under any such Material Agreements by any other party thereto;

(xxii) the information and statements set forth in the Public Record to the extent incorporated by reference in the Prospectuses were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statements;

(xxiii) the authorized capital of the Trust consists of an unlimited number of Trust Units of which 17,109,006 Trust Units are issued and outstanding;

(xxiv) no person holds any securities convertible into or exchangeable for Trust Units or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued Trust Units or other securities of the Trust except for (a) 1,065,150 Trust Units issuable on exercise of rights granted to directors, officers and employees of Harvest pursuant to the Trust's Unit Incentive Plan, (b) Trust Units issuable from time to time pursuant to the Trust's DRIP Plan, and (c) any Trust Units that may be issued from time to time pursuant to the Equity Bridge Notes;

(xxv) no Securities Commission, the Exchange or similar regulatory authority has issued any order preventing or suspending trading in any securities of the Trust and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as the Trust or Harvest are aware) threatened;

(xxvi) Valiant Trust Company at its principal office in the cities of Calgary, Alberta and Toronto, Ontario is the duly appointed registrar and transfer agent of the Trust with respect to the Trust Units;

(xxvii) Valiant Trust Company, or another nationally recognized trust company acceptable to the Underwriters, acting reasonably, will on the Closing Date be the duly appointed trustee under the Debenture Trust Indenture, and, at its principal office in the cities of Calgary and Toronto will on the Closing Date be the duly appointed registrar and transfer agent of the Trust with respect to the Offered Debentures;

(xxviii) the record or minute books of the Trust, Harvest and HST are true and correct and at the Closing Date will contain the minutes of all meetings (either executed or in draft form) and all resolutions of the trustees and of the directors, shareholders and unitholders of the Trust, Harvest and HST;

(xxix) other than as provided for in this agreement, neither the Trust nor Harvest has incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(xxx) the issued and outstanding Trust Units are listed and posted for trading on the Exchange and the Offered Debentures and the Trust Units issuable on the conversion or redemption of the Offered Debentures will be listed and posted for trading on the Exchange upon the Trust complying with the usual conditions imposed by the Exchange with respect thereto;

(xxxi) the Trust is a "reporting issuer" in the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Québec, Newfoundland and Labrador and Nova Scotia within the meaning of the Applicable Securities Laws in such provinces and has equivalent status in the provinces of Manitoba, Prince Edward Island and New Brunswick and is not in default of any requirement of the Applicable Securities Laws;

(xxxii) the definitive form of certificates for the Trust Units are, and the definitive form of certificates for the Offered Debentures will on the Closing Date be, in due and proper form under the laws governing the Trust and in compliance with the requirements of the Exchange;

(xxxiii) Harvest has made available to McDaniel, prior to the issuance of the McDaniel Report – Carlyle Properties and the McDaniel Report – Provost Properties, respectively, for the purpose of preparing the McDaniel Report – Carlyle Properties and the McDaniel Report – Provost Properties, respectively, all information requested by McDaniel, which information did not contain any material misrepresentation at the time such information was provided. Except with respect to changes in the prices of oil and gas, neither the Trust nor Harvest has any knowledge of a material adverse change in any production, operating

expenses, reserves or other relevant information provided to McDaniel (taken as a whole) since the dates that such information was so provided. Each of the Trust and Harvest believes that the McDaniel Report – Carlyle Properties and the McDaniel Report – Provost Properties, respectively, reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as at January 1, 2003 based upon information available at the time such reserves information was prepared, and the Trust and Harvest believe that at the respective dates of such reports they did not (and as of the date hereof, except as may be attributable to production since the respective dates of such reports does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xxxiv) neither the Trust nor Harvest is aware of any defects, failures or impairments in the title of Harvest or HST to the crude oil, natural gas liquids and natural gas properties disclosed in the Prospectuses, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (a) the quantity and pre-tax present worth values of crude oil, natural gas liquids and natural gas reserves of Harvest or HST as disclosed in the Prospectuses; (b) the current production volumes of Harvest or HST; or (c) the current cash flow of Harvest or HST;

(xxxv) to the knowledge of the Trust and Harvest, the Trust has good and marketable title to the Trust Assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, except as described in the Prospectuses;

(xxxvi) Harvest has the necessary power and authority to execute and deliver the Prospectuses on behalf of the Trust and all requisite action has been taken by Harvest to authorize the execution and delivery by it of the Prospectuses on behalf of the Trust;

(xxxvii) the Trust is not an "Investment Company" within the meaning of that term under the United States *Investment Company Act* of 1940 and the Trust has complied and will comply with the representations, warranties and covenants of the Trust set forth in Schedule "A" hereto;

(xxxviii) the attributes and characteristics of the Offered Debentures conform in all material respects to the attributes and characteristics thereof described in the Prospectuses; and

(xxxix) with such exceptions as are not material to the Trust, Harvest and HST (taken as a whole), each of the Trust, Harvest and HST has duly and on a

timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust, Harvest or HST and to the best of the knowledge, information and belief of the Trust and Harvest there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust, Harvest or HST in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority.

8. Indemnity

(a) Each of the Trust and Harvest, jointly and severally, shall indemnify and save each of the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Debentures), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any information or statement contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in

the Preliminary Prospectus, the Prospectus, any Supplementary Materials or in any other document or any other part of the Public Record filed by or on behalf of the Trust;

(iii) any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Offered Debentures or on the Underwriters' Option imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 8(a)(ii);

(iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Debentures or on the Underwriters' Option or the Trust Units issuable upon the conversion or redemption of the Offered Debentures; or

(v) any breach of, default under or non-compliance by the Trust or Harvest with any requirements of the Applicable Securities Laws, the by-laws, rules or regulations of the Exchange or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Trust or Harvest hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").

(b) If any claim contemplated by paragraph 8(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the "**Indemnified Person**") shall notify the Trust and Harvest (collectively the "**Indemnifying Parties**") (provided that failure to so notify the Indemnifying Parties of the nature of such claim in a timely fashion shall relieve the Indemnifying Parties of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Parties' ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Parties shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be

through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Indemnifying Parties or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by paragraph 8(a) if:

(i) the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party and that representation of the Indemnified Person and any one or more of the Indemnifying Parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Parties shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

(ii) the Indemnifying Parties shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Parties of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized by the Indemnifying Parties in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Parties, provided that the Indemnifying Parties shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c) Each of the Indemnifying Parties hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus.

(d) If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Offered Debentures or if

any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Offered Debentures and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e) The rights and remedies of the Indemnified Persons set forth in paragraphs 8, 9 and 10 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f) The Indemnifying Parties hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this paragraph 8 and under paragraph 9 with respect to all such agents, directors, officers, shareholders and employees.

(g) The Indemnifying Parties waive any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(h) The rights of indemnity contained in this paragraph 8 shall not apply if the Indemnifying Parties have complied with the provisions of paragraphs 3 and 4 and the person asserting any claim contemplated by this paragraph 8 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

(i) If the Indemnifying Parties have assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Parties copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Parties in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate

and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Parties.

9. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Parties and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Debentures), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Parties on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Debentures; or

(b) if the allocation provided by paragraph 9(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in paragraph 9(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Parties, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Parties, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Parties (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Parties, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 8 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Parties or the Underwriters and the parties' relative intent knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 8.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Debentures), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending

such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Indemnifying Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this paragraph 9 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this paragraph 9 shall be limited to the amount actually received by the Underwriters under paragraph 2.

10. Expenses

(a) Whether or not the transactions contemplated herein shall be completed, subject to paragraph 10(b), all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Debentures shall be borne by the Trust including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) and translation of the Preliminary Prospectus, the Prospectus, any Supplementary Material and the delivery thereof to the Underwriters, the fees and expenses of the Trust's counsel, the fees and expenses of agent counsel retained by the Trust or the Trust's counsel, the fees and expenses of the Trust's transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, the expenses related to audio-visual and teleconference presentations, including the costs associated with audio-visual personnel, hotel, food and travel expenses incurred in connection with marketing meetings, and reasonable hotel and travel expenses for the Underwriters incurred in connection with the marketing meetings, the reasonable fees and expenses of the Underwriters' counsel, the fees and expenses related to any newspaper advertisements, all reasonable out-of-pocket expenses incurred by the Underwriters, the cost of preparing record books for all of the parties to this agreement and their respective counsel and all other costs and expenses relating to this transaction.

(b) If the purchase and sale of the Offered Debentures is not completed in accordance with the terms hereof by reason of a breach by or default of the Underwriters, the Underwriters shall be responsible for all fees, disbursements and expenses of the Underwriters set forth in paragraph 10(a).

11. Termination

(a) The Underwriters, or any of them, may, without liability, terminate their obligations hereunder, by written notice to the Trust in the event that after the date hereof and at or prior to the Closing Time:

(i) any order to cease or suspend trading in any securities of the Trust, Harvest or HST or prohibiting or restricting the distribution of any of the Offered Debentures, the Trust Units issuable upon the conversion or redemption of the Offered Debentures or the Underwriters' Option, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange or any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii) any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Trust, Harvest or HST or any of the directors or senior officers of Harvest is announced, commenced or threatened by any securities commission or similar regulatory authority, the Exchange or any other competent authority or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the reasonable opinion of the Underwriters or any one of them, the change, announcement, commencement or threatening thereof significantly adversely affects the trading or distribution of the Offered Debentures, the Underwriters' Option or the Trust Units;

(iii) there shall have occurred any adverse change, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the senior management of Harvest, or in the business, operations, capital or condition (financial or otherwise), business or business prospects of the Trust, Harvest or HST or the respective properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust, Harvest or HST which in the Underwriters' opinion, could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Debentures or any other securities of the Trust or the investment quality or marketability of the Offered Debentures or the Trust Units;

(iv) there should develop, occur or come into effect or existence, or be announced, any event, action, state, condition or occurrence of national or international consequence, or any law, action, regulation or other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets generally or the business, operations or affairs of the Trust, Harvest or HST on a consolidated basis;

(v) the Underwriters shall become aware of any material information with respect to the Trust, Harvest or HST which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof and which in the sole opinion of the Underwriters or any one of them, acting reasonably, could be expected to have a significant adverse effect on the market price or value of the Offered Debentures or

any other securities of the Trust or the investment quality or marketability of the Offered Debentures or the Trust Units;

(vi) the Trust or Harvest shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this agreement in any material respect; or

(vii) there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change, which in the sole opinion of the Underwriters, or any one of them, acting reasonably, could be expected to have a significant adverse effect on the market price or value of the Offered Debentures or the Trust Units.

(b) The Underwriters, or any of them, may exercise any or all of the rights provided for in paragraph 11(a) or paragraph 12 or 16 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Debentures for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to paragraph 11(a) or paragraph 12 or 16 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance;

(c) Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Trust provided that no termination shall discharge or otherwise affect any obligation of the Trust or Harvest under paragraph 8, 9, 10 or 16. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have; and

(d) If an Underwriter elects to terminate its obligation to purchase the Offered Debentures as aforesaid, whether the reason for such termination is within or beyond the control of the Trust or Harvest the liability of the Trust and Harvest hereunder shall be limited to the indemnity referred to in paragraph 8, the contribution rights referred to in paragraph 9 and the payment of expenses referred to in paragraph 10.

12. Closing Documents

The obligations of the Underwriters hereunder, as to the Offered Debentures to be purchased at the Closing Time, shall be conditional upon all representations and warranties and

other statements of the Trust and Harvest herein being, at and as of the Closing Time, true and correct in all material respects, the Trust and Harvest having performed in all material respects, at the Closing Time, all of their obligations hereunder theretofore to be performed and the Underwriters receiving at the Closing Time:

(a) favourable legal opinions of the Trust's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Debentures, the Underwriters' Option, the Trust, Harvest and HST and the transactions contemplated hereby, including, without limitation, that:

(i) the Trust is valid and existing as a trust under the laws of the Province of Alberta and having the Trustee as its trustee;

(ii) HST is valid and existing as a trust under the laws of the Province of Alberta and having Harvest as its trustee;

(iii) the Trust has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectuses;

(iv) HST has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectuses;

(v) Harvest has been duly incorporated, is validly subsisting and has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

(vi) the Trust is the registered and beneficial holder of all issued and outstanding shares of Harvest and trust units of HST, all of which have been duly authorized and validly issued as fully paid and non-assessable;

(vii) each of the Trust, Harvest (on its own behalf and on behalf of the Trust and HST) and HST has all necessary trust or corporate power and authority to enter into this agreement and the Material Agreements to which it is a party and to perform its obligations set out herein and therein, as applicable, and this agreement and the Material Agreements have been duly authorized, executed and delivered, as applicable, by the Trust, Harvest (on its own behalf and on behalf of the Trust and HST) and HST, respectively, as is a party thereto, and constitutes a legal, valid and binding obligation of each of the Trust, Harvest and HST enforceable against the Trust, Harvest and HST, as applicable, in accordance with their terms except that the validity, binding effect and enforceability of the terms of agreements and documents are subject to the qualification that such validity, binding effect and enforceability may be limited by:

(A) applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally;

(B) equitable remedies, including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court;

(C) the statutory and inherent powers of a court to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgments;

(D) the applicable laws regarding limitations of actions;

(E) enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such documents would be determined only in the discretion of the court;

(F) enforceability of the provisions exculpating a party from liability or duty otherwise owed by it may be limited under applicable law; and

(G) that rights to indemnity, contribution and waiver under the documents may be limited or unavailable under applicable law;

(viii) the Trust has all necessary trust power and authority to enter into the Debenture Trust Indenture and to perform its obligations set out therein, and the Debenture Trust Indenture has been duly authorized, executed and delivered by the Trust and constitutes a legal, valid and binding obligation of the Trust enforceable against the Trust in accordance with its terms subject to:

(A) applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally;

(B) equitable remedies, including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court;

(C) the statutory and inherent powers of a court to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgments;

(D) the applicable laws regarding limitations of actions;

(E) enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law

without affecting the enforceability or validity of the remainder of such documents would be determined only in the discretion of the court;

(F) enforceability of the provisions exculpating a party from liability or duty otherwise owed by it may be limited under applicable law; and

(G) that rights to indemnity, contribution and waiver under the documents may be limited or unavailable under applicable law;

(ix) the execution and delivery of this agreement and the fulfillment of the terms hereof by each of the Trust and Harvest and the performance of and compliance with the terms of this agreement by the Trust and Harvest does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, (i) any applicable laws or any term or provision of the Trust Indenture, (ii) the articles, by-laws or constating documents of the Trust or Harvest, as applicable, (iii) any resolutions of the unitholders or the directors (or any committee thereof) or shareholders of the Trust or Harvest, as applicable, (iv) or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust or Harvest is a party or by which it is bound, of which such counsel is aware including, without limitation, the Material Agreements, or (v) any judgment, order or decree of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Trust or Harvest or their respective properties or assets or the Offered Debentures, of which such counsel is aware;

(x) the execution and delivery of the Debenture Trust Indenture and the fulfillment of the terms thereof by the Trust and the performance of and compliance with the terms of the Debenture Trust Indenture by the Trust does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, (i) any applicable laws or any term or provision of the Trust Indenture, (ii) the articles, by-laws or constating documents of the Trust or Harvest, as applicable, (iii) any resolutions of the unitholders or the directors (or any committee thereof) or shareholders of the Trust or Harvest, as applicable, (iv) or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust or Harvest is a party or by which it is bound, of which such counsel is aware including, without limitation, the Material Agreements, or (v) any judgment, order or decree of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Trust or

Harvest or their respective properties or assets or the Offered Debentures, of which such counsel is aware;

(xi) the form of the definitive certificate representing the Trust Units has been approved and adopted by the Trust and complies with all legal requirements (including all applicable requirements of the Exchange) relating thereto;

(xii) the form of the definitive certificate representing the Offered Debentures has been approved and adopted by the Trust and complies with all legal requirements (including all applicable requirements of the Exchange) relating thereto;

(xiii) the Offered Debentures and the Underwriters' Option have been duly and validly created, allotted and, in the case of the Offered Debentures, issued as fully paid and non-assessable debentures of the Trust;

(xiv) the Trust and the attributes of the Offered Debentures and the Trust Units issuable upon the conversion or redemption of the Offered Debentures conform in all material respects with the description thereof contained in the Prospectuses;

(xv) the Offered Debentures and the Trust Units issuable upon the conversion or redemption of the Offered Debentures are eligible investments as out under the heading "Eligibility for Investment" in the Prospectuses;

(xvi) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Debentures for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws and to qualify the Underwriters' Option for distribution to the Underwriters in each of the Qualifying Provinces;

(xvii) based on Applicable Securities Laws in effect as of the Closing Date, neither the distribution of Trust Units on the conversion of the Offered Debentures, nor the first trade in such Trust Units, will be subject to the prospectus requirements of Applicable Securities Laws, and no other filing, proceeding, approval, consent or authorization will be required to be made, taken or obtained pursuant to Applicable Securities Laws in connection with such issuance or trade;

(xviii) the Trust is a "reporting issuer" not in default of any requirement of the *Securities Act* (Alberta) and the regulations thereunder and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces that have the "reporting issuer" concept;

(xix) each of the Trust and Harvest have the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken by each of the Trust and Harvest to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

(xx) subject to the qualifications set out therein, the statements in the Prospectus under the heading "Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons referred to therein who hold Offered Debentures;

(xxi) all laws of the Province of Québec relating to the use of the French language have been complied with in connection with the sale of the Offered Debentures to purchasers in the Province of Québec;

(xxii) the Offered Debentures and the Trust Units issuable on the conversion of the Offered Debentures are conditionally listed and, upon notification to the Exchange of the issuance and sale thereof and fulfillment of the conditions of the Exchange, will be posted for trading on the Exchange;

(xxiii) the authorized and issued capital of the Trust;

(xxiv) Valiant Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario has been duly appointed the transfer agent and registrar for the Trust Units and the Offered Debentures, and has been duly appointed the trustee under the Debenture Trust Indenture;

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Debentures as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Trust, Harvest, the transfer agent and the Trust's auditors as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust, Harvest, HST or the Trust Units, including the issuance of the Offered Debentures;

(b) a certificate of each of the Trust and Harvest dated the Closing Date addressed to the Underwriters and signed on behalf of the Trust and Harvest by the President and Vice President, Finance of Harvest or such other officers or directors of Harvest satisfactory to the Underwriters, acting reasonably, certifying that:

(i) each of the Trust and Harvest has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Trust and Harvest set forth in this agreement are true and correct in all material respects at the Closing Time, as if made at such time; and

(iii) no event of a nature referred to in paragraph 6(a), 6(b), 11(a)(i), 11(a)(ii), 11(a)(iii) or 11(a)(vi) has occurred or to the knowledge of such officer is pending, contemplated or threatened;

and the Underwriters shall have no knowledge to the contrary;

(c) a comfort letter of each of the Trust's auditors, the Initial Properties' auditors, the Additional Properties' auditors and the Carlyle Properties' auditors addressed to the Underwriters and dated the Closing Date, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters referred to in paragraph 4(c). hereof up to the Closing Time, which comfort letter shall be not more than two Business Days prior to the Closing Date;

(d) evidence satisfactory to the Underwriters that the Trust Units issuable on the conversion of the Offered Debentures have been conditionally listed on the Exchange, and the Offered Debentures have been conditionally listed on the Exchange, in each case not later than the close of business on the last Business Day preceding the Closing Date, in the case of the Offered Debentures, and upon notice to the Exchange, in the case of the Trust Units issuable on the conversion or redemption of the Offered Debentures, and shall be posted for trading as at the opening of business on the Closing Date or first trading date after notice of such issuance, as applicable;

(e) a certified copy of the Debenture Trust Indenture, such Debenture Trust Indenture to be in form and substance satisfactory to the Underwriters, acting reasonably; and

(f) such other certificates and documents as the Underwriters may request, acting reasonably.

13. Deliveries

(a) The sale of the Offered Debentures to be purchased hereunder shall be completed at the Closing Time at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree. Subject to the conditions set forth in paragraph 12, the Underwriters, on the Closing Date, shall pay to the Trust by certified cheque, bank draft or wire transfer or such other means as Harvest and the Underwriters may agree, the amount of $1,000 per Firm Debenture to be purchased hereunder and Underwriters' Option Debentures

elected to be purchased hereunder, being an aggregate amount of up to $60,000,000 if the Underwriters' Option is exercised in full, against delivery by the Trust of:

(i) the opinions, certificates and documents referred to in paragraph 12;

(ii) definitive certificates representing, in the aggregate, all of the Firm Debentures and Underwriters' Option Debentures which the Underwriters have elected to purchase hereunder registered, subject to paragraph (b) below, in the name of National Bank Financial Inc. or in such name or names as the Underwriters shall notify the Trust in writing not less than 24 hours prior to the Closing Time; and

(iii) payment to National Bank Financial Inc., by certified cheque, bank draft or wire transfer or such other means as Harvest and the Underwriters may agree, of the fee provided for in paragraph 2, being an aggregate fee of up to $2,400,000 if the Underwriters' Option is exercised in full.

(b) If the Trust determines to issue the Offered Debentures as a book-entry only security in accordance with the rules and procedures of The Canadian Depository for Securities Limited ("**CDS**"), then, as an alternative to the Trust delivering to the Underwriters definitive certificates representing the Offered Debentures in the manner and at the times set forth in this paragraph 13:

(i) the Underwriters will provide a direction to CDS with respect to the crediting of the Offered Debentures to the accounts of the participants of CDS as shall be designated by the Underwriters in writing in sufficient time prior to the Closing Date to permit such crediting; and

(ii) the Trust shall cause Valiant Trust Company, as registrar and transfer agent of the Offered Debentures, to deliver to CDS, on behalf of the Underwriters, one fully registered global certificate for the Offered Debentures to be purchased hereunder, registered in the name of "CDS & Co." as the nominee of CDS, to be held by CDS as a book-entry only security in accordance with the rules and procedures of CDS.

14. Restrictions on Offerings

The Trust agrees that prior to 90 days after the Closing Date, it shall not directly or indirectly, sell or offer to sell any Trust Units or debentures having attributes similar to those of the Offered Debentures, or otherwise lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or debentures having attributes similar to those of the Offered Debentures or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Trust Units or debentures having attributes similar to those of the Offered Debentures, whether any such transaction is settled by delivery of Trust Units or debentures having attributes similar to those of the Offered Debentures or other such securities, in cash or otherwise, or announce any intention to do any of the foregoing, without the consent of National Bank Financial Inc., such consent not to be

unreasonably withheld (provided that the foregoing will not restrict the Trust from granting rights pursuant to the Trust's Unit Incentive Plan or issuing Trust Units pursuant to (a) the exercise of rights to purchase Trust Units outstanding under the Unit Incentive Plan on the date hereof, (b) the conversion or redemption of any of the Offered Debentures, (c) the payment of interest on the Offered Debentures, (d) pursuant to the Trust's DRIP Plan, (e) pursuant to the Equity Bridge Notes, or (f) an acquisition, merger, consolidation or amalgamation or the issuance of Trust Units upon the exercise of currently existing rights or instruments.

15. Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Trust or Harvest be addressed to Harvest, c/o Mr. Jacob Roorda, President, at the above address, Fax No. (403) 265-3490 with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Keith Greenfield
Fax No.: (403) 260-0337

and, in the case of notice to be given to the Underwriters, be addressed to:

National Bank Financial Inc.
Suite 2000, Bankers Hall East
855 - 2nd Street S.W.
Calgary, Alberta T2P 4J7

Attention: L. Trevor Anderson
Fax No.: (403) 265-0543

CIBC World Markets Inc.
900, 855 - 2nd Street SW.
Calgary, Alberta T2P 4J7

Attention: T. Timothy Kitchen
Fax No.: (403) 260-0524

FirstEnergy Capital Corp.
1600, 333 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention: Nicholas J. Johnson
Fax No.: (403) 262-0688

Haywood Securities Inc.
1207, 144 - 4th Avenue S.W.
Calgary, Alberta T2P 3N4

Attention: David G. McGorman
Fax No.: (403) 509-1900

TD Securities Inc.
800, 324 — 8th Avenue SW.
Calgary, Alberta T2P 2Z2

Attention: Alec W.G. Clark
Fax No.: (403) 292-2776

Canaccord Capital Corporation
Suite 400, 409 - 8th Avenue S.W.
Calgary, Alberta T2P 1E3

Attention: Karl B. Staddon
Fax No.: (403) 508-3866

and a copy to:

Blake, Cassels & Graydon LLP
3500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8

Attention: Scott R. Cochlan
Fax No.: (403) 260-9700

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

16. Conditions

All terms, covenants and conditions of this agreement to be performed by the Trust and Harvest, or either of them, shall be construed as conditions, and any breach or failure to comply

with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Offered Debentures, by written notice to that effect given to the Trust prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

17. Survival of Representations and Warranties

All representations, warranties, terms and conditions herein (including, without limitation, those contained in paragraph 7) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Debentures, the termination of this agreement and the distribution of the Offered Debentures pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

18. Several Liability of Underwriters

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Offered Debentures set forth opposite their names set forth in this paragraph 18; and

(b) if at the Closing Time any one or more of the Underwriters shall fail or refuse to purchase its respective percentage set forth below of the aggregate number of the Firm Debentures (other than in accordance with section 11) and the number of such Firm Debentures which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than 5% of the aggregate number of Firm Debentures to be purchased on such date, the non-defaulting Underwriters shall be obligated severally, in the proportions that the respective percentage set forth below opposite the names of all such non-defaulting Underwriters, to purchase the Firm Debentures which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase at such time; and

(c) if any one or more of the Underwriters shall not purchase its applicable percentage of:

(i) the Firm Debentures at the Closing Time and the number of such securities which such defaulting Underwriters or Underwriters agreed but failed or refused to purchase is more than 5% of the aggregate number of Firm Debentures to be purchased at such time; or

(ii) the Underwriters' Option Debentures, if any, to be purchased at the Closing Time;

then the other Underwriters shall have the right, but shall not be obligated, to purchase all of the percentage of the Offered Debentures which would otherwise have been purchased by such one or more of the Underwriters; the Underwriters exercising such right shall purchase such Offered Debentures *pro rata* to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event such right is not exercised, the Underwriters which are not in default shall be entitled by written notice to the Trust to terminate this agreement without liability.

The applicable percentage of the total number of Offered Debentures which each of the Underwriters shall be separately obligated to purchase is as follows:

National Bank Financial Inc.	37.5%
CIBC World Markets Inc.	23.5%
FirstEnergy Capital Corp.	11.5%
Haywood Securities Inc.	11.5%
TD Securities Inc.	11.5%
Canaccord Capital Corporation	4.5%
	100%

Nothing in this agreement shall obligate the Trust to sell the Underwriters less than all of the Firm Debentures or shall relieve any Underwriter in default from liability to the Trust, Harvest or any non-defaulting Underwriter in respect of the defaulting Underwriter's default hereunder. In the event of a termination by the Trust or Harvest of their obligations under this agreement there shall be no further liability on the part of the Trust or Harvest to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under paragraphs 8, 9 and 10.

19. Authority to Bind Underwriters

The Trust and Harvest shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by National Bank Financial Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under paragraph 8 or 9, any matter referred to in paragraph 11 or any agreement under paragraph 18. While not affecting the foregoing, National Bank Financial Inc. shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

20. Underwriters Covenants

Each of the Underwriters covenants and agrees with the Trust that it will:

(a) offer the Offered Debentures for sale to the public in the Qualifying Provinces and may, subject to the terms of this agreement, offer them for sale in the United States in the manner contemplated by Schedule "A" attached hereto;

(b) conduct activities in connection with the proposed offer and sale of the Offered Debentures in compliance with all the Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Debentures;

(c) use all reasonable efforts to complete the distribution of Offered Debentures as soon as possible;

(d) not solicit subscriptions for the Offered Debentures, trade in Offered Debentures or otherwise do any act in furtherance of a trade of Offered Debentures in any jurisdictions outside of the Qualifying Provinces, except as contemplated in Schedule "A" attached hereto or in such other jurisdictions outside of Canada and the United States provided that such sales are made in accordance with the applicable securities laws of such jurisdictions and not engage in the Directed Selling Efforts as described in Schedule "A"; and

(e) as soon as reasonably practicable after the Closing Date provide the Trust with a break down of the number of Offered Debentures sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Debentures, provide to the Trust and to the Securities Commissions notice to that effect, if required by Applicable Securities Laws.

21. Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

22. Relationship Between the Trust, Harvest and the Underwriters

The Trust and Harvest: (i) acknowledge and agree that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledge and agree that the Underwriters are neither the agents of the Trust or Harvest nor otherwise fiduciaries of the Trust or Harvest; and (iii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under the Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to act as a fiduciary of their clients.

23. Stabilization

In connection with the distribution of the Offered Debentures, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units or

the Offered Debentures at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

24. Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Trust, Harvest and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

25. Time of the Essence

Time shall be of the essence of this agreement.

26. Counterpart Execution

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

27. Contractual Obligations of Trust

The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee, or any of the unitholders of the Trust and that any recourse against the Trust, the Trustee or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture, as amended or restated from time to time.

28. Further Assurances

Each party to this agreement covenants agrees that from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

29. Use of Proceeds

Each of Harvest and the Trust hereby covenant and agree to use the net proceeds of the sale of the Offered Debentures hereunder in accordance with the disclosure in the Prospectus.

30. U.S. Offers

(a) The Underwriters make the representations, warranties and covenants applicable to them in Schedule "A" hereto and agree, on behalf of themselves and their United States affiliates, for the benefit of the Trust and Harvest, to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Schedule "A" hereto, which forms part of this agreement. Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Trust under this paragraph or Schedule "A" with respect to a violation by another Underwriter of the provisions of this paragraph or Schedule "A" if the former Underwriter is not itself also in violation.

(b) The Trust makes the representations, warranties and covenants applicable to it in Schedule "A" hereto.

31. Entire Agreement

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Trust or Harvest.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to National Bank Financial Inc.

NATIONAL BANK FINANCIAL INC.

By: *"L. Trevor Anderson"*

CIBC WORLD MARKETS INC.

By: *"T. Timothy Kitchen"*

FIRSTENERGY CAPITAL CORP.

By: *"Nicholas J. Johnson"*

HAYWOOD SECURITIES INC.

By: *"David G. McGorman"*

TD SECURITIES INC.

By: *"Alec W.G. Clark"*

CANACCORD CAPTIAL CORORATION

By: *"Karl B. Staddon"*

ACCEPTED AND AGREED to as of the 14th day of January, 2004.

HARVEST ENERGY TRUST, by its attorney Harvest Operations Corp.

By: *"Jacob Roorda"*

HARVEST OPERATIONS CORP.

By: *"Jacob Roorda"*

SCHEDULE "A"

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

This is Schedule "A" to the Underwriting Agreement (the "Agreement') among Harvest Energy Trust, Harvest Operations Corp., National Bank Financial Inc., CIBC World Markets Inc., FirstEnergy Capital Corp., Haywood Securities Inc., TD Securities Inc. and Canaccord Capital Corporation made as of January 14, 2004.

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a) "**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Debentures and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Debentures;

(b) "**Qualified Institutional Buyer**" means a qualified institutional buyer as that term is defined in Rule 144A;

(c) "**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

(d) "**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

(e) "**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

(f) "**SEC**" means the United States Securities and Exchange Commission;

(g) "**Substantial U.S. Market Interest**" means substantial U.S. market interest as that term is defined in Regulation S;

(h) "**U.S. Exchange Act**" means the United States *Securities Exchange Act of 1934,* as amended;

(i) "**U.S. Person**" means a U.S. person as that term is defined in Regulation S;

(j) "**U.S. Securities Act**" means the United States *Securities Act of 1933,* as amended; and

(k) "**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

I. <u>Representations, Warranties and Covenants of the Underwriters</u>

Each Underwriter acknowledges that the Offered Debentures have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. Accordingly, neither the Underwriter nor any of its affiliates, nor any person acting on their behalf, has made or will make any Directed Selling Efforts with respect to the Offered Debentures or will (except for offers and sales made pursuant to paragraphs 3 through 6 below) make any offer to sell or solicitation of any offer to buy the Offered Debentures in the United States or make any sales of Offered Debentures unless the Underwriter and any person acting on its behalf reasonably believes that at the time the order to purchase was made the purchaser was outside the United States.

Each Underwriter represents and agrees to and with the Trust that:

1. It has not offered and sold, and will not offer and sell, any Offered Debentures except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States in accordance with Rule 144A as provided in paragraphs 3 through 6 below.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Debentures, except with its affiliates, any selling group members or with the prior written consent of the Trust. It shall require each selling group member to agree, for the benefit of the Trust, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling group member.

3. All offers and sales of Offered Debentures in the United States shall be made through the Underwriter's U.S. registered broker-dealer affiliate in compliance with all applicable U.S. broker-dealer requirements. Such broker-dealer affiliate is a Qualified Institutional Buyer.

4. Offers and sales of Offered Debentures in the United States by the Underwriter or its U.S. registered broker-dealer affiliate shall not be made by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5. Offers to sell and solicitations of offers to buy the Offered Debentures in the United States shall be made only in accordance with Rule 144A to persons reasonably believed

to be Qualified Institutional Buyers and in compliance with applicable state securities laws of the United States.

6. Each offeree in the United States has been or shall be provided by the Underwriter through its U.S. registered broker-dealer affiliate, with a Confidential Memorandum including the Prospectus. The Underwriters shall cause each purchaser of Offered Debentures in the United States to execute, and shall deliver to the Trust, a Certificate and Agreement of Qualified Institutional Buyer in the form of Appendix II to the Confidential Memorandum.

7. At closing, the Underwriters, together with their U.S. affiliates selling Offered Debentures in the United States, will provide a certificate, substantially in the form of Exhibit A to this Schedule relating to the manner of the offer and sale of the Offered Debentures in the United States.

II. Representations, Warranties and Covenants of the Trust

The Trust represents, warrants, covenants and agrees that:

1. (a) The Trust is, and at the time of closing will be, a "foreign issuer" within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Debentures or in the Trust Units issuable upon conversion or redemption of the Offered Debentures (the "Underlying Securities"); (b) the Trust is not now and as a result of the sale of Offered Debentures contemplated hereby will not be, an "investment company" as defined in Section 3 under the United States Investment Company Act of 1940, as amended; (c) none of the Trust, any of its affiliates, or any person acting on their behalf has made or will make any Directed Selling Efforts, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of the Offered Debentures in the United States; and (d) the Offered Debentures and the Underlying Securities are not, and as of the Time of Closing will not be, and no securities of the same class as the Offered Debentures are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

2. For so long as any of the Offered Debentures are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Trust is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder and if the Offered Debentures may not be resold under Rule 144(k) under the *US. Securities Act,* the Trust will provide to any holder of such Offered Debentures, or to any prospective purchaser of such Offered Debentures

designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

3. The Trust has not offered or sold any of its securities in the United States during the six months prior to the date of this agreement.

4. The Trust will not, directly or indirectly, pay or give any commission or other remuneration for soliciting the conversion or exchange of any of the Offered Debentures.

EXHIBIT A

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of the 9% convertible unsecured subordinated debentures (the "Offered Debentures") of Harvest Energy Trust (the "Trust") pursuant to the Underwriting Agreement dated January 14, 2004 among the Trust, Harvest Operations Corp. and the Underwriters named therein (the "Underwriting Agreement"), each of the undersigned does hereby certify as follows:

(i) • is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof and all offers and sales of the Securities in the United States will be affected by • in accordance with all U.S. broker-dealer requirements;

(ii) each offeree was provided with a copy of the Confidential Memorandum, including the Canadian final prospectus dated January •, 2004 and the documents incorporated by reference therein for the offering of the Offered Debentures in the United States, and no other written material has been used by us in connection with the offering of the Offered Debentures;

(iii) immediately prior to our transmitting such Confidential Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the *Securities Act of 1933,* as amended (the "U.S. Securities Act")) and, on the date hereof we continue to believe that each U.S. person purchasing Offered Debentures from us is a Qualified Institutional Buyer;

(iv) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Debentures in the United States; and

(v) the offering of the Offered Debentures in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this _____ day of_____, 2004.

[NBF SECURITIES (USA) CORP.]

Per: ____
Name:
Title:

118

Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa. Ils ne peuvent être proposés que par des personnes dûment inscrites. Aucune autorité en valeurs mobilières ne s'est prononcée [illegible] *titres offerts dans le présent prospectus; quiconque donne à entendre le contraire commet une infraction. Ces* [illegible] *rits en vertu de la* Securities Act of 1933 *des États-Unis, en sa version modifiée (la «* [illegible] *Par conséquent, sauf si la convention de prise ferme le permet,* [illegible] *américaine (au sens donné au terme* U.S. Person *dans le règlem*[illegible] *es d'inscription de la Loi de 1933 ou des lois sur les valeurs* [illegible] *une offre de vente ni une sollicitation d'une offre d'achat de ces* [illegible]

Des documents d'information déposés [illegible] *nt intégrés par renvoi au présent prospectus simplifié. On peut* [illegible] *renvoi en s'adressant au secrétaire général de Harvest Opera*[illegible] *2P 0L4 (numéro sans frais 1 866 666-1178). Aux fins de la provinc*[illegible] *une information conçue pour être complétée par la consultation du dossier d'information.* [illegible] *du dossier d'information en s'adressant au secrétaire général de Harvest Operations Corp., à l'adresse et au numéro* [illegible] *indiqués ci-dessus.*

Nouvelle émission **Le 21 janvier 2004**

PROSPECTUS SIMPLIFIÉ

Harvest Energy Trust

50 000 000 $
Débentures subordonnées non garanties convertibles à 9 %

Le présent prospectus simplifié assure l'admissibilité du placement de 50 000 débentures subordonnées non garanties convertibles à 9 % échéant le 31 mai 2009 (les « **débentures** ») de Harvest Energy Trust (la « **Fiducie** ») au prix de 1 000 $ chacune (le « **placement** »). Les débentures portent intérêt au taux annuel de 9 % payable semestriellement le 31 mai et le 30 novembre de chaque année, à compter du 31 mai 2004. Les débentures sont remboursables par la Fiducie au prix de 1 050 $ chacune après le 31 mai 2007 et jusqu'au 31 mai 2008, inclusivement, et au prix de 1 025 $ chacune après le 31 mai 2008 et avant l'échéance, soit le 31 mai 2009, dans chaque cas, plus l'intérêt couru et impayé. Voir « Description du placement ».

Privilège de conversion des débentures

Chaque débenture sera convertible en parts de fiducie de la Fiducie (les « **parts de fiducie** ») au gré du porteur à tout moment avant la fermeture des bureaux le 31 mai 2009 ou le jour ouvrable précédant la date stipulée par la Fiducie en vue du remboursement des débentures, selon la première de ces éventualités, au prix de conversion de 14,00 $ par part de fiducie, sous réserve de rajustements dans certains cas. Les porteurs qui convertissent leurs débentures recevront l'intérêt couru et impayé sur celles-ci. Nonobstant ce qui précède, aucune débenture ne pourra être convertie pendant la période de cinq jours ouvrables précédant le 31 mai et le 30 novembre, inclusivement, de chaque année, à compter du 31 mai 2004, étant donné que les registres du fiduciaire des débentures (au sens donné à ce terme ci-après) seront fermés pendant ces périodes.

Les parts de fiducie émises et en circulation sont inscrites à la Bourse de Toronto (la « **TSX** ») sous le symbole « HTE.UN ». Il n'y a actuellement aucun marché par l'entremise duquel les débentures peuvent être vendues. La Fiducie a demandé à la TSX d'inscrire à sa cote les débentures placées aux termes du présent prospectus simplifié ainsi que les parts de fiducie pouvant être émises au moment de la conversion ou du remboursement ou à l'échéance des débentures; cette inscription aura pour condition que la Fiducie remplisse toutes les exigences de la TSX en matière d'inscription. Le 20 janvier 2004, le cours de clôture des parts de fiducie s'est établi à 13,95 $ à la TSX.

Le prix d'émission des débentures a été fixé par voie de négociation entre Harvest Operations Corp. (la « **Société** »), pour le compte de la Fiducie, et Financière Banque Nationale Inc., pour son propre compte et pour le compte de Marchés mondiaux CIBC Inc., FirstEnergy Capital Corp., Haywood Securities Inc., Valeurs Mobilières TD Inc. et La Corporation Canaccord Capital (collectivement, les « **preneurs fermes** »).

	Prix d'émission	Rémunération des preneurs fermes	Produit net pour la Fiducie
Par débenture	1 000 $	40 $	960 $
Total(1)	50 000 000 $	2 000 000 $	48 000 000 $

Notes

(1) Sans déduire les frais relatifs au présent placement, estimés à 200 000 $, qui seront réglés au moyen des fonds de la Fiducie affectés à des fins générales.

(2) La Fiducie a octroyé aux preneurs fermes une option (l'« **option des preneurs fermes** ») qui permet à ceux-ci d'acheter un nombre maximal de 10 000 débentures supplémentaires, selon les modalités stipulées ci-dessus, qui peut être levée à tout moment jusqu'à 48 heures avant la clôture du présent placement, l'admissibilité à des fins de placement de ces débentures supplémentaires étant assurée par le présent prospectus. Si l'option des preneurs fermes est levée intégralement, le présent placement, la rémunération des preneurs fermes et le produit net pour la Fiducie, sans tenir compte des frais relatifs au présent placement, totaliseront respectivement 60 000 000 $, 2 400 000 $ et 57 600 000 $. Le présent prospectus simplifié assure l'admissibilité de l'octroi de l'option des preneurs fermes et de l'émission de débentures au moment de la levée de celle-ci.

Financière Banque Nationale Inc. est une filiale en propriété exclusive indirecte d'une banque à charte canadienne qui est un prêteur de la Société et envers laquelle celle-ci est endettée. Par conséquent, la Fiducie peut être considérée comme un émetteur associé à ce preneur ferme aux fins de la réglementation sur les valeurs mobilières de certaines provinces. Le produit net tiré du présent placement sera affecté au remboursement partiel de la dette de la Société envers cette banque. Voir « Liens entre les prêteurs de la Société et les preneurs fermes ».

Les preneurs fermes offrent conditionnellement les débentures, sous les réserves d'usage concernant leur vente antérieure, leur émission par la Fiducie et leur acceptation par les preneurs fermes, conformément aux conditions énoncées dans la convention de prise ferme dont il est question à la rubrique « Mode de placement » et sous réserve de l'approbation de certaines questions d'ordre juridique par Burnet, Duckworth & Palmer LLP, pour le compte de la Fiducie, et par Blake, Cassels & Graydon s.r.l., pour le compte des preneurs fermes. Voir « Mode de placement ».

Les souscriptions de débentures seront reçues sous réserve du droit de les rejeter ou de les répartir en totalité ou en partie et de clore les livres de souscription à tout moment sans avis. Il est prévu que la clôture du présent placement aura lieu vers le 29 janvier 2004 ou à une autre date dont la Fiducie et les preneurs fermes pourraient convenir. Les certificats représentant le capital global des débentures seront émis sous forme d'inscription en compte à La Caisse canadienne de dépôt de valeurs limitée (« **CDS** ») et seront déposés auprès de CDS à la date de clôture. Aucun certificat attestant la propriété des débentures ne sera émis aux acquéreurs, sauf dans certaines circonstances restreintes, et l'inscription sera effectuée au moyen du service de dépôt de CDS. Les acquéreurs de débentures recevront seulement une confirmation d'opération de la part du preneur ferme ou du courtier inscrit qui est un adhérent de CDS et auquel ou par l'intermédiaire duquel une participation véritable dans les débentures a été achetée. Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du présent placement, faire des opérations visant à fixer ou à stabiliser le cours des parts de fiducie ou des débentures à un niveau autre que celui qui serait formé sur le marché libre. Voir « Mode de placement ».

SOMMAIRE

Le présent sommaire devrait être lu conjointement avec les renseignements plus détaillés et les états financiers qui figurent ailleurs dans le présent prospectus simplifié ou y sont intégrés par renvoi. Certains termes utilisés dans le présent prospectus simplifié et le présent sommaire sont définis dans le glossaire et dans le corps du présent prospectus simplifié.

Harvest Energy Trust

La Fiducie est une fiducie de placement à capital variable sans personnalité morale établie en vertu des lois de la province d'Alberta et créée conformément à l'acte de fiducie. La Fiducie est une fiducie pétrolière et gazière du secteur énergétique dont les titres sont cotés en bourse et qui exerce, par l'intermédiaire de ses filiales en propriété exclusive, des activités d'exploration, d'acquisition, de mise en valeur et de production de réserves de pétrole et de gaz naturel. Bien que la Fiducie touche le revenu provenant de la PBN de la Société et de HST, toutes les activités pétrolières et gazières sont exercées par l'entremise de la Société et la Fiducie est gérée uniquement par celle-ci, conformément à l'acte de fiducie et à la convention d'administration.

Le placement

Émetteur :	Harvest Energy Trust
Le placement :	Débentures subordonnées non garanties convertibles à 9 % échéant le 31 mai 2009
Montant du placement :	50 000 000 $ (et jusqu'à 10 000 000 $ de plus si l'option des preneurs fermes est levée)
Prix :	1 000 $ par débenture
Emploi du produit :	Le produit net que la Fiducie tirera de la vente des débentures, déduction faite de la rémunération payable aux preneurs fermes et des frais estimatifs du présent placement, est estimé à 47,8 M$. Si l'option des preneurs fermes est levée intégralement, le produit net tiré de la vente des débentures qui font l'objet des présentes, déduction faite de la rémunération payable aux preneurs fermes et des frais estimatifs du présent placement, est estimé à 57,4 M$. Une tranche d'environ 25 M$ du produit net sera affectée au remboursement des billets de financement provisoire par capitaux propres; le solde servira initialement au remboursement de la dette bancaire impayée, puis aux fins générales de la Fiducie. Voir « Emploi du produit ».
Facteurs de risque :	Un placement dans les débentures est assujetti à certains risques que les épargnants éventuels devraient examiner attentivement, dont les risques inhérents à la nature des débentures, à la conjoncture économique générale, aux résultats d'exploitation, au financement et à l'entreprise de la Fiducie et à son actif. Voir « Facteurs de risque ».

Débentures

Échéance :	Le 31 mai 2009
Intérêt :	Taux annuel de 9 % payable semestriellement à terme échu en versements égaux (sauf à l'égard de la période allant de la clôture du présent placement jusqu'au 31 mai 2004, exclusivement) le 31 mai et le 30 novembre de chaque année, à compter du 31 mai 2004. Le premier versement d'intérêt comprendra l'intérêt couru à compter de la clôture du présent placement jusqu'au 31 mai 2004, exclusivement.
Conversion :	Les débentures seront convertibles au gré du porteur en parts de fiducie entièrement libérées et non susceptibles d'appels subséquents à tout moment avant la fermeture des bureaux le 31 mai 2009 ou le jour ouvrable précédant la date fixée par la Fiducie aux fins du remboursement des débentures, selon la première de ces éventualités, au prix de conversion de 14,00 $ par part de fiducie, soit un taux de conversion de 71,4286 parts de fiducie par tranche de 1 000 $ du capital des débentures, sous réserve des rajustements prévus dans

l'acte (au sens donné à ce terme ci-après). Nonobstant ce qui précède, aucune débenture ne pourra être convertie pendant la période de cinq jours ouvrables précédant le 31 mai et le 30 novembre, inclusivement, de chaque année, à compter du 31 mai 2004, étant donné que les registres du fiduciaire des débentures (au sens donné à ce terme ci-après) seront fermés pendant ces périodes. Voir « Description du placement – Privilège de conversion ».

Remboursement :

Les débentures ne pourront être remboursées au gré de la Fiducie qu'après le 31 mai 2007. Après cette date et au plus tard à l'échéance, les débentures seront remboursables, en totalité ou en partie, au gré de la Fiducie, moyennant un préavis d'au moins 30 jours et d'au plus 60 jours, au prix de 1 050 $ par débenture après le 31 mai 2007 et jusqu'au 31 mai 2008, inclusivement, et au prix de 1 025 $ par débenture après le 31 mai 2008 et avant l'échéance, dans chaque cas, plus l'intérêt couru et impayé, le cas échéant. Voir « Description du placement – Remboursement et achat ».

Paiement au moment du remboursement ou à l'échéance :

Au moment du remboursement ou à l'échéance, la Fiducie pourra, à son gré, au moyen d'un préavis d'au plus 60 jours et d'au moins 40 jours et sous réserve de l'approbation des organismes de réglementation compétents, choisir de remplir son obligation de payer le prix de remboursement des débentures devant être remboursées ou le capital des débentures qui sont parvenues à échéance, selon le cas, en émettant et en remettant le nombre de parts de fiducie obtenues en divisant le capital des débentures en circulation devant être remboursées ou qui sont parvenues à échéance, par 95 % du cours du marché des parts de fiducie à la date fixée aux fins du remboursement ou à la date d'échéance, selon le cas. L'intérêt couru et impayé sera versé en espèces. Le terme « cours du marché en vigueur » désignera, dans l'acte (au sens donné à ce terme ci-après), le cours moyen pondéré des parts de fiducie à la TSX pendant la période de 20 jours de bourse consécutifs se terminant le cinquième jour de bourse précédant la date fixée pour le remboursement ou la date d'échéance, selon le cas. Voir « Description du placement – Paiement au moment du remboursement ou à l'échéance ».

Subordination :

Le remboursement du capital des débentures et le versement de l'intérêt sur celles-ci seront subordonnés, en droit de paiement, comme il est indiqué dans l'acte, au remboursement intégral préalable de la dette de premier rang de la Fiducie (au sens donné à ce terme dans l'acte). Les débentures seront aussi effectivement subordonnées aux droits des créanciers des filiales de la Fiducie, sauf dans la mesure où cette dernière est un créancier de ces filiales ayant un rang au moins égal à celui des autres créanciers. Voir « Description du placement – Subordination ».

Changement de contrôle :

En cas de changement de contrôle de la Fiducie comportant l'acquisition du contrôle des droits de vote rattachés à 66 2/3 % et plus des parts de fiducie de la Fiducie, celle-ci sera tenue de faire une offre visant l'achat, dans les 30 jours suivant la réalisation du changement de contrôle, de toutes les débentures à un prix correspondant à 101 % du capital de celles-ci, majoré de l'intérêt couru et impayé. Voir « Description du placement – Changement de contrôle de la Fiducie ».

TABLE DES MATIÈRES

CONVERSION

Le tableau suivant indique certaines mesures de conversion standard d'unités du système britannique en unités du système international (ou unités métriques).

Pour convertir des	En	Multiplier par
mètres cubes	pieds cubes	35,494
b	mètres cubes	0,159
mètres cubes	b	6,290
pieds	mètres	0,305
mètres	pieds	3,281
milles	kilomètres	1,609
kilomètres	milles	0,621
acres	hectares	0,4047
hectares	acres	2,471

Sauf indication contraire, toutes les sommes figurant dans le présent prospectus simplifié sont exprimées en dollars canadiens.

DOCUMENTS INTÉGRÉS PAR RENVOI

Les documents suivants, qui ont été déposés auprès des diverses commissions des valeurs mobilières ou autorités similaires au Canada, sont expressément intégrés par renvoi au présent prospectus simplifié et en font partie intégrante :

a) la notice annuelle initiale de la Fiducie datée du 10 décembre 2003;

b) les états financiers consolidés vérifiés de la Fiducie pour la période allant de la création de celle-ci, soit le 10 juillet 2002, au 31 décembre 2002 et les notes complémentaires, ainsi que le rapport des vérificateurs y afférent daté du 21 mars 2003;

c) le rapport de gestion de la Fiducie pour la période allant de la création de celle-ci, soit le 10 juillet 2002, au 31 décembre 2002;

d) les états financiers consolidés intermédiaires non vérifiés de la Fiducie pour la période de neuf mois terminée le 30 septembre 2003;

e) le rapport de gestion de la Fiducie pour la période de neuf mois terminée le 30 septembre 2003;

f) la circulaire d'information de la Fiducie datée du 30 avril 2003 ayant trait à l'assemblée annuelle et extraordinaire des porteurs de parts tenue le 12 juin 2003 (à l'exclusion des rubriques « Graphique sur le rendement » et « Énoncé des pratiques en matière de régie d'entreprise »);

g) les avis de changement important de la Fiducie datés du 10 octobre 2003 et du 23 octobre 2003 ayant trait à l'acquisition des propriétés Carlyle et au placement de titres d'octobre;

h) les avis de changement important de la Fiducie datés du 22 janvier 2003 et du 4 février 2003 ayant trait à l'émission, par la Fiducie, de 1 500 000 bons de souscription spéciaux en contrepartie d'un produit brut de 15 000 000 $.

Les avis de changement important et les documents du même type que ceux qui sont mentionnés dans les alinéas précédents (à l'exclusion des avis de changement important confidentiels) déposés par la Fiducie auprès des commissions des valeurs mobilières ou autorités similaires des provinces canadiennes entre la date du présent prospectus simplifié et la fin du présent placement sont réputés intégrés par renvoi au présent prospectus simplifié.

Tout énoncé faisant partie d'un document intégré aux présentes par renvoi, ou réputé l'être, est réputé modifié ou remplacé aux fins du présent prospectus simplifié dans la mesure où un énoncé contenu dans les présentes ou dans un autre document déposé par la suite, qui est également intégré aux présentes par renvoi, ou réputé l'être, modifie ou remplace cet énoncé. Il n'est pas nécessaire que le nouvel énoncé indique qu'il modifie ou remplace un énoncé antérieur, ni qu'il donne d'autres renseignements énoncés dans le document qu'il modifie ou remplace. Si une telle modification ou un tel remplacement est fait, cela ne doit pas être réputé signifier, à quelque fin que ce soit, que l'énoncé modifié ou remplacé, au moment où il a été fait, constituait une information fausse ou trompeuse, un énoncé faux d'un fait important ou une omission d'énoncer un fait important qui est requis ou dont la mention est nécessaire pour faire en sorte qu'un énoncé ne soit pas faux ou trompeur à la lumière des circonstances dans lesquelles il a été fait. Tout énoncé ainsi modifié ou remplacé n'est pas réputé faire partie du présent prospectus simplifié, sauf tel qu'il est modifié ou remplacé.

Des documents d'information déposés auprès des commissions des valeurs mobilières ou autorités similaires au Canada sont intégrés par renvoi au présent prospectus simplifié. On peut se procurer sans frais un exemplaire des documents intégrés aux présentes par renvoi en s'adressant au secrétaire général de la Société, au 330, 5th Avenue S.W., bureau 1900, Calgary (Alberta) T2P 0L4 (numéro sans frais 1 866 666-1178). Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer un exemplaire du dossier d'information en s'adressant au secrétaire général de la Société, à l'adresse et au numéro de téléphone indiqués ci-dessus.

GLOSSAIRE

Dans le présent prospectus simplifié, sauf indication contraire, les termes suivants ont le sens qui leur est donné ci-après :

« **acte** » désigne l'acte de fiducie qui sera conclu en date de la clôture du présent placement entre la Fiducie, la Société et le fiduciaire des débentures, à titre de fiduciaire.

« **acte de fiducie** » désigne l'acte de fiducie modifié et mis à jour daté du 27 septembre 2002 conclu entre le fiduciaire et la Société, en sa version modifiée au moyen d'actes de fiducie complémentaires.

« **actions échangeables** » désigne les actions échangeables sans droit de vote du capital de la Société.

« **billets de financement provisoire** » désigne, collectivement, les billets de financement provisoire conclus le 29 septembre 2003 entre la Fiducie et chacun des prêteurs du financement provisoire, qui prévoient que des avances pouvant aller jusqu'à 30 000 000 $ peuvent être consenties à la Fiducie afin de faciliter le remboursement intégral de la facilité bancaire existante à ce moment-là et le paiement de l'obligation différée du versement du prix d'achat résultant de l'acquisition des propriétés Carlyle.

« **billets de financement provisoire par capitaux propres** » désigne, collectivement, les billets de financement provisoire par capitaux propres datés du 28 juillet 2003 et modifiés le 29 septembre 2003, conclus entre la Fiducie et chacun des prêteurs du financement provisoire, qui prévoient que des avances pouvant aller jusqu'à 40 M$ peuvent être consenties à la Fiducie afin de faciliter le remboursement intégral de la facilité bancaire existante à ce moment-là de la Société et le paiement de l'obligation différée de versement du prix d'achat résultant de l'opération visant les propriétés Carlyle.

« **Caribou** » désigne Caribou Capital Corp.

« **CDS** » désigne La Caisse canadienne de dépôt de valeurs limitée.

« **conseil d'administration** » désigne le conseil d'administration de la Société.

« **convention d'administration** » désigne la convention datée du 27 septembre 2002 conclue entre le fiduciaire et la Société, aux termes de laquelle la Société fournit certains services d'administration et de consultation relativement à la Fiducie.

« **convention de vente de redevances directes** » désigne une convention d'achat et de vente conclue entre la Fiducie et une filiale en exploitation prévoyant l'achat de redevances directes par la Fiducie à cette filiale en exploitation.

« **convention relative à l'acquisition des propriétés Carlyle** » désigne la convention d'achat et de vente conclue entre le vendeur des propriétés Carlyle et la Société en date du 1er octobre 2003 relativement à l'acquisition des propriétés Carlyle.

« **conventions relatives à la PBN** » désigne, collectivement, la convention relative à la participation au bénéfice net modifiée et mise à jour datée du 27 septembre 2002, conclue entre Harvest Operations Corp. et la Fiducie, la convention de redevances conclue en date du 17 janvier 2003 entre WEI et Compagnie Trust BNY Canada et la convention relative au bénéfice net datée du 17 octobre 2003 conclue entre HST et la Fiducie et « **convention relative à la PBN** » désigne l'une ou l'autre de ces conventions, selon le cas.

« **débentures** » désigne les débentures subordonnées non garanties convertibles à 9 % de la Fiducie échéant le 31 mai 2009.

« **dette de premier rang** » désigne toutes les dettes et obligations de la Fiducie (qu'elles soient impayées à la date de l'acte ou créées, contractées ou prises en charge par la suite ou qu'il s'agisse de dettes et d'obligations dont la Fiducie est tenue responsable relativement à une garantie, à une indemnisation, à un cautionnement ou à une responsabilité conjointe et individuelle) (i) se rapportant à des sommes qu'elle-même ou une filiale a empruntées, (ii) se rapportant à l'acquisition d'une entreprise, d'une propriété ou d'un élément d'actif réalisée par elle-même ou une filiale, (iii) se rapportant à des effets ou à des conventions visant à atténuer certains risques conclus par elle-même ou une filiale, (iv) se rapportant à ses comptes fournisseurs ou à ceux de ses filiales ou (v) se rapportant à des renouvellements, à des prolongations, à des restructurations ou à des refinancements de la dette ou de l'obligation en question, sauf si le document créant ou attestant la dette ou l'obligation prévoit que celle-ci est de rang égal ou inférieur aux débentures en ce qui a trait au droit de paiement.

« **espèces distribuables** » désigne, pour une période donnée, toutes les sommes que la Fiducie peut distribuer, pendant une période donnée, aux porteurs de parts de fiducie avant d'effectuer les prélèvements destinés au fonds de capital.

« **facilité bancaire actuelle** » désigne la facilité de crédit consentie par le prêteur de la facilité bancaire actuelle.

« **fiduciaire** » désigne le fiduciaire de la Fiducie, qui est actuellement Valiant Trust Company.

« **fiduciaire des débentures** » désigne le fiduciaire des débentures; on envisage de nommer Valiant Trust Company à ce titre.

« **Fiducie** » désigne Harvest Energy Trust.

« **filiales en exploitation** » désigne, collectivement, la Société et HST, chacune étant une filiale en propriété exclusive de la Fiducie, et « **filiale en exploitation** » désigne soit la Société, soit HST, selon le cas.

« **fonds de capital** » désigne le montant cumulatif des fonds que la Fiducie prélève sur les espèces distribuables afin de financer les acquisitions et la mise en valeur futures de propriétés.

« **HST** » désigne Harvest Sask Energy Trust, fiducie établie en vertu des lois de la province d'Alberta, détenue en propriété exclusive par la Fiducie.

« **Loi de l'impôt** » désigne la *Loi de l'impôt sur le revenu* (Canada) et le règlement y afférent.

« **notice annuelle** » désigne la notice annuelle initiale de la Fiducie datée du 10 octobre 2003.

« **obligation différée de versement du prix d'achat** » désigne, collectivement, l'obligation permanente qui incombe à la Fiducie, dans la mesure des fonds dont elle dispose, de verser à la Société et à HST une somme correspondant à 99 % du coût, y compris les sommes empruntées en vue de l'acquisition, des avoirs miniers canadiens acquis par une filiale en exploitation et du coût, y compris les sommes empruntées en vue du financement, de certaines dépenses en immobilisations stipulées relatives aux propriétés.

« **opération visant les propriétés Carlyle** » désigne l'acquisition des propriétés Carlyle par la Société conformément à la convention relative à l'acquisition des propriétés Carlyle.

« **option des preneurs fermes** » désigne l'option octroyée par la Fiducie aux preneurs fermes qui permet à ceux-ci d'acheter un nombre maximal de 10 000 débentures supplémentaires selon les modalités indiquées à la rubrique « Mode de placement ».

« **parts de fiducie** » désigne les parts de la Fiducie, dont chacune représente une participation véritable indivise égale dans celle-ci.

« **PBN** » désigne, collectivement, la participation au bénéfice net que les filiales en exploitation doivent à la Fiducie aux termes des conventions relatives à la PBN.

« **placement de titres d'octobre** » désigne l'émission de 4 312 500 parts de fiducie au prix de 12,00 $ chacune en contrepartie d'un produit brut de 51,8 M$ qui a été réalisée le 16 octobre 2003.

« **porteurs de parts** » désigne les porteurs de parts de fiducie.

« **premier appel public à l'épargne** » désigne le placement initial de 3 750 000 parts de fiducie au prix de 8,00 $ chacune réalisé le 5 décembre 2002, qui a donné un produit brut de 30 000 000 $, y compris l'option d'attribution excédentaire octroyée aux preneurs fermes qui a permis à ces derniers d'acheter, au moment de la levée, 562 500 parts de fiducie supplémentaires au prix de 8,00 $ chacune, ce qui a donné un produit brut de 4 500 000 $.

« **preneurs fermes** » désigne Financière Banque Nationale Inc., Marchés mondiaux CIBC Inc., FirstEnergy Capital Corp., Haywood Securities Inc., Valeurs Mobilières TD Inc. et La Corporation Canaccord Capital.

« **prêteur de la facilité bancaire actuelle** » désigne le consortium de prêteurs constitué de deux banques à charte canadiennes et de succursales du Alberta Treasury.

« **prêteurs du financement provisoire** » désigne, collectivement, Caribou et le président du conseil de la Société.

« **propriétés** » désigne les intérêts économiques directs, les droits de redevances ou les autres participations de la Société et de HST dans des droits pétroliers et gaziers, des biens corporels et des participations diverses, y compris les propriétés qui pourraient être acquises par la Société ou HST.

« **propriétés Carlyle** » désigne divers intérêts économiques directs, droits de redevances, droits sur les données sismiques tridimensionnelles exclusives et autres participations acquis dans le cadre de l'opération visant les propriétés Carlyle.

« **redevances directes** » désigne les droits de redevance sur des droits pétroliers et gaziers acquis par la Fiducie aux termes d'une convention de vente de redevances directes.

« **régime d'achat de parts incitatif** » désigne le régime d'achat de parts incitatif de la Fiducie.

« **régime de réinvestissement** » désigne le régime de réinvestissement des distributions et d'achat facultatif de parts de la Fiducie.

« **Société** » désigne, selon le contexte, la filiale en propriété exclusive de la Fiducie, Harvest Operations Corp., société par actions fusionnée en vertu de la *Business Corporations Act* (Alberta) le 1er janvier 2004 et, avant cette date, société par actions constituée en vertu de la *Business Corporations Act* (Alberta).

« **TSX** » désigne la Bourse de Toronto.

« **vendeur des propriétés Carlyle** » désigne une grande société de personnes pétrolière et gazière.

« **WEI** » désigne l'ancienne filiale en propriété exclusive de la Fiducie, Westcastle Energy Inc., société par actions constituée en vertu de la *Business Corporations Act* (Alberta), qui a fusionné avec la Société le 1er janvier 2004, la société issue de la fusion ayant été prorogée sous la dénomination « Harvest Operations Corp. ».

PRÉSENTATION DES RÉSERVES

La Fiducie sera assujettie à la norme canadienne 51-101 des autorités canadiennes en valeurs mobilières (la « **norme 51-101** »), qui a été mise en œuvre en septembre 2003 et qui exige que les documents d'information déposés se conforment aux nouvelles exigences qui y sont énoncées en 2004 et donnent l'information à la fin de l'exercice de la Fiducie, le 31 décembre 2003. La norme 51-101, qui prescrit les normes de préparation et de présentation des réserves pétrolières et gazières et des estimations connexes, exige que certaines de ces estimations et d'autres renseignements relatifs aux activités pétrolières et gazières soient publiés et déposés chaque année et définit les responsabilités des administrateurs des sociétés par actions. Plus précisément, les définitions des réserves prouvées et des réserves probables ont été modifiées et prévoient un degré de certitude de 90 % quant aux réserves prouvées et de 50 % quant aux réserves prouvées et probables. En outre, les évaluateurs sont désormais tenus de respecter les exigences de la norme 51-101. Les renseignements sur les réserves compilés par McDaniel & Associates Consultants Ltd. figurant dans la notice annuelle (collectivement, les « **rapports techniques** ») ont été rédigés conformément à l'Instruction générale 2-B (l' « **instruction 2-B** »). McDaniel & Associates Consultants Ltd. ont informé la Fiducie que, à leur avis, s'ils avaient évalué les réserves en date du 1er janvier 2003 en se servant des définitions des réserves énoncées dans la norme 51-101, les « réserves prouvées » et les « réserves prouvées et probables » ne seraient pas sensiblement différentes des « réserves prouvées » et des « réserves prouvées et probables à 50 % » qui figurent dans les rapports techniques dressés conformément à l'instruction 2-B.

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Certains énoncés faits dans le présent prospectus simplifié et dans certains documents qui y sont intégrés par renvoi constituent des énoncés prospectifs. Les mots « prévoir », « continuer », « estimer », « s'attendre à », « peut », « pourrait », « projeter », « devrait », « compter » et les expressions similaires visent à signaler des énoncés prospectifs. Ces énoncés comportent des risques, des incertitudes et d'autres facteurs connus et inconnus pouvant faire en sorte que les résultats ou les faits réels diffèrent considérablement de ceux qui sont exprimés dans ces énoncés prospectifs. La Fiducie et la Société estiment que les attentes qu'expriment ces énoncés prospectifs sont raisonnables, mais il n'est aucunement certain qu'elles s'avéreront. Par conséquent, il ne faut pas se fier indûment aux énoncés prospectifs qui figurent dans le présent prospectus simplifié ou dans les documents qui y sont intégrés par renvoi. Ces énoncés ne sont valables qu'à la date du présent prospectus simplifié ou à la date indiquée dans les documents intégrés par renvoi au présent prospectus simplifié, selon le cas.

En particulier, le présent prospectus simplifié et les documents qui y sont intégrés par renvoi contiennent des énoncés prospectifs ayant trait à ce qui suit :

- la quantité des réserves de pétrole et de gaz naturel;
- les projections relatives aux prix du marché et aux coûts et leur incidence sur les distributions;
- l'offre et la demande de pétrole et de gaz naturel;
- les attentes relatives à la capacité de réunir des capitaux et d'obtenir des réserves supplémentaires de façon permanente par le biais d'acquisitions et d'activités de mise en valeur;
- le traitement prévu par la réglementation gouvernementale;
- le programme de dépenses en immobilisations.

Les résultats réels pourraient différer sensiblement de ceux qui sont prévus dans ces énoncés prospectifs en raison des facteurs de risque énoncés ci-dessous et ailleurs dans le présent prospectus simplifié :

- la volatilité du prix du pétrole et du gaz naturel sur le marché;
- les responsabilités inhérentes aux activités pétrolières et gazières;
- l'incertitude inhérente à l'estimation des réserves de pétrole et de gaz naturel;
- la concurrence à l'égard, notamment, des capitaux, de l'acquisition des réserves de pétrole et de gaz naturel, des terrains inexploités et du personnel compétent;
- l'évaluation incorrecte de la valeur des acquisitions;
- les problèmes géologiques et techniques et les problèmes relatifs au forage et au traitement;
- l'incertitude économique et politique à l'échelle nationale et internationale;
- les actes de terrorisme;
- les autres facteurs dont il est question à la rubrique « Facteurs de risque ».

Ces facteurs ne devraient pas être considérés comme exhaustifs. La Fiducie et la Société déclinent toute obligation de mettre à jour ou de réviser publiquement les énoncés prospectifs.

HARVEST ENERGY TRUST

Introduction

La Fiducie est une fiducie de placement à capital variable sans personnalité morale établie en vertu des lois de la province d'Alberta et créée conformément à l'acte de fiducie. Le siège social et établissement principal de la Fiducie est situé au 330, 5th Avenue S.W., bureau 1900, Calgary (Alberta) T2P 0L4. Bien que la Société et HST versent à la Fiducie le revenu provenant de la PBN, toutes les activités pétrolières et gazières sont exercées par l'entremise de la Société et la Fiducie est gérée uniquement par celle-ci, conformément à l'acte de fiducie et à la convention d'administration.

Structure de la Fiducie

L'organigramme suivant présente la structure de la Fiducie ainsi que le flux des espèces tirées des propriétés aux filiales en exploitation, à la Fiducie et, en bout de ligne, aux porteurs de parts :


Porteurs de parts
Espèces à distribuer
Harvest Energy Trust
Billets de financement provisoire par capitaux propres
Fonds de capital(6)
Versements au fonds de capital
Revenu provenant de la PBN(5)
Service de la dette
Facilités bancaires
Filiales en exploitation(1)(2)
Redevances directes(4)
Avances de crédit
Revenu net tiré de la vente de 99 % de la production
Fonds de remise en état
Fonds de réserve
Propriétés(3)

Notes

(1) À la date des présentes, les filiales en exploitation sont Harvest Operations Corp. et HST, chacune étant une filiale en propriété exclusive directe de la Fiducie.

(2) Bien que la Fiducie reçoive le revenu provenant de la PBN de chacune des filiales en exploitation, toutes les activités de la Fiducie sont exercées par l'entremise de la Société, qui en assure la gestion.

(3) Les filiales en exploitation sont propriétaires des propriétés.

(4) En plus de la PBN, la Fiducie détient diverses redevances directes.

(5) Conformément aux conventions relatives à la PBN, la Fiducie touche régulièrement des versements mensuels.

(6) La Fiducie peut conserver jusqu'à 50 % des espèces distribuables dans son fonds de capital en vue de financer les acquisitions futures et la mise en valeur des propriétés.

Évolution générale de l'entreprise

Le texte qui suit est une description de l'évolution générale de l'entreprise de la Fiducie.

La Société a été constituée le 14 mai 2002 pour exercer des activités d'acquisition, de mise en valeur et de production de pétrole et de gaz naturel. Le conseil d'administration a alors examiné ses possibilités stratégiques et a décidé, d'après cet examen, que la formation d'une fiducie de redevances du secteur énergétique représentait la meilleure structure. Le 10 juillet 2002, la Fiducie a été formée conformément à l'acte de fiducie. À la même date, la Société et la Fiducie ont conclu une convention relative à la participation au bénéfice net, en sa version modifiée et mise à jour le 27 septembre 2002, aux termes de laquelle la Société a octroyé à la Fiducie le droit de toucher le revenu provenant de la participation au bénéfice net qui est tiré des propriétés détenues par la Société. Conformément à cette convention relative à la PBN, la Fiducie a versé à la Société 12,6 M$ au moyen du produit d'un crédit-relais que Caribou lui avait consenti.

Le 10 juillet 2002, la Société a acquis certaines redevances directes et propriétés d'un important producteur de pétrole et de gaz naturel moyennant un prix d'achat global de 26,1 M$. L'acquisition visait un droit de redevance dérogatoire de 7,10688 % sur la concession de gaz Choice Viking n° 1 et un intérêt économique direct d'environ 99 % dans des propriétés productrices de pétrole et de gaz naturel faisant l'objet d'une exploitation concertée et non concertée. Le prix d'achat a été financé au moyen d'une avance prélevée sur les facilités de crédit de la Société et, indirectement, au moyen d'un crédit-relais que Caribou a consenti à la Fiducie.

Le 1er août 2002, la Société a conclu une convention d'achat et de vente avec un important producteur pétrolier et gazier en vue de l'achat de certaines redevances directes et propriétés avec prise d'effet le 1er juin 2002 moyennant un prix d'achat global de 71,8 M$. La Société a réalisé l'acquisition le 15 novembre 2002. L'acquisition visait un droit de redevance directe et une participation dans des propriétés productrices de pétrole et de gaz naturel situées dans le centre-est de l'Alberta. Le prix d'achat a été financé au moyen d'une avance prélevée sur les facilités de crédit de la Société et, indirectement, au moyen d'un crédit-relais que Caribou a consenti à la Fiducie.

Le 5 décembre 2002, la Fiducie a réalisé le premier appel public à l'épargne, qui a entraîné l'émission de 3 750 000 parts de fiducie et lui a permis de réunir un produit brut global de 30,0 M$. Du produit net du premier appel public à l'épargne, une tranche d'environ 22,9 M$ a été affectée au remboursement des crédits-relais que Caribou avait consentis à la Fiducie (y compris l'intérêt couru) et une tranche d'environ 5,4 M$ a été affectée au remboursement partiel de la dette bancaire. Le solde a été affecté aux fins générales du fonds de roulement.

Le 17 décembre 2002, la Fiducie a émis 562 500 parts de fiducie à FirstEnergy Capital Corp. et à Haywood Securities Inc. au moment de la levée d'une option d'attribution excédentaire qui leur avait été octroyée dans le cadre du premier appel public à l'épargne. Le produit brut tiré de la vente de ces parts de fiducie s'est élevé à 4,5M$.

Le 4 février 2003, la Fiducie a vendu 1 500 000 bons de souscription de parts de fiducie spéciaux (les « **bons de souscription spéciaux** ») à un syndicat de prise ferme au prix de 10,00 $ chacun, à raison d'un produit net de 13,7 M$. Chaque bon de souscription spécial donnait à son porteur le droit d'obtenir, au moment de l'exercice ou de l'exercice réputé de celui-ci, une part de fiducie sans contrepartie supplémentaire. Le 7 mars 2003, le prospectus (définitif) de la Fiducie assurant l'admissibilité du placement des parts de fiducie pouvant être émises au moment de l'exercice des bons de souscription spéciaux a été visé et, à la même date, la Fiducie a émis 1 500 000 parts de fiducie au moment de l'exercice réputé des bons de souscription spéciaux. Le produit net a été affecté au remboursement partiel de la dette bancaire et au fonds de roulement.

En avril et en mai 2003, la Société a procédé à la clôture de l'acquisition de diverses participations dans deux propriétés situées dans la zone Killarney, en Alberta. Les propriétés ont été acquises de deux importants producteurs de pétrole et de gaz naturel moyennant 13,2 M$ et l'émission de 200 000 parts de fiducie, respectivement. La partie en espèces du prix d'acquisition a été financée grâce aux facilités de crédit de la Société. L'acquisition comprenait une participation dans deux installations pétrolières.

À l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie tenue le 12 juin 2003, les porteurs de parts ont approuvé des résolutions relatives à chacune des questions énoncées ci-après :

- la modification de l'acte de fiducie en vue d'autoriser la création d'un nombre illimité de parts spéciales à droit de vote (les « **parts spéciales à droit de vote** »). Chaque part spéciale à droit de vote confère à son porteur le droit d'exercer aux

assemblées des porteurs de parts le nombre de voix prescrit par le conseil d'administration de la Société dans la résolution autorisant l'émission des parts spéciales à droit de vote en question;

- la modification de l'acte de fiducie en vue de donner à la Société (par l'intermédiaire de son conseil d'administration) le pouvoir et la responsabilité exprès de régler toutes les questions ayant trait aux modalités de la convention relative à la PBN et les autres contrats importants de la Fiducie (sauf indication contraire dans l'acte de fiducie), y compris les modifications qui y sont apportées;
- la modification de l'acte de fiducie en vue de clarifier et de préciser la responsabilité déléguée antérieurement à la Société relativement aux questions ayant trait à une émission ou à un placement de parts de fiducie, de droits, de bons de souscription ou d'autres titres visant l'achat de parts de fiducie, pouvant être convertis en parts de fiducie ou échangeables contre celles-ci;
- l'autorisation d'une modification des statuts de la Société visant la création d'une nouvelle catégorie d'actions ordinaires sans droit de vote pouvant être émises en série (les « **actions sans droit de vote** »). Sauf pour ce qui est du droit d'être convoqués et d'assister aux assemblées des actionnaires de la Société, les porteurs d'actions sans droit de vote auront les mêmes droits que les porteurs d'actions ordinaires de la Société;
- l'augmentation de 246 000 du nombre de parts de fiducie pouvant être réservées à des fins d'émission aux termes du régime d'achat de parts incitatif, pour que ce nombre passe de 875 000 à un nombre maximal cumulatif de 1 121 000;
- l'approbation de l'émission, par la Fiducie, dans le cadre d'un ou de plusieurs placements privés, pendant la période de 12 mois débutant le 12 juin 2003, d'un nombre maximal de 11 210 957 parts de fiducie, sous réserve de certaines restrictions.

Le 27 juin 2003, la Fiducie a réalisé l'acquisition de la totalité des actions ordinaires de WEI et d'une PBN dans certaines propriétés productrices de pétrole et de gaz naturel détenues par celle-ci moyennant une contrepartie totale d'environ 10,1 M$ (composée de l'émission de 625 000 parts de fiducie, d'une somme de 3 M$ en espèces et d'un billet à ordre non garanti de 850 000 $), qui comportait également la prise en charge d'une dette bancaire de 2,8 M$ et d'un fonds de roulement déficitaire de 2,3 M$. Les propriétés productrices de pétrole et de gaz naturel acquises se composent d'intérêts économiques directs allant de 20 % à 100 % dans les gisements Amisk, Czar et Killarney, qui sont tous exploités par la Société.

Le 29 juillet 2003, la Société a conclu une convention d'achat de participations dans une société en commandite du Nouveau-Brunswick qui détenait les propriétés Carlyle. Le 29 septembre 2003, la Société a conclu une convention aux termes de laquelle elle a cédé au vendeur des propriétés Carlyle ses participations qui faisaient l'objet de la convention du 29 juillet 2003 dont il est fait état ci-dessus, et aux termes de laquelle la quasi-totalité des propriétés Carlyle lui seraient transférées. Le 1er octobre 2003, la Société a conclu, avec le vendeur des propriétés Carlyle, la convention relative à l'acquisition des propriétés Carlyle, en vue de l'achat de la quasi-totalité des propriétés Carlyle avec prise d'effet le 1er octobre 2003 en contrepartie d'une somme totalisant environ 80 M$, sans tenir compte des rajustements et des frais d'opération. La clôture de l'acquisition des propriétés Carlyle a eu lieu le 16 octobre 2003. Après avoir acquis les propriétés Carlyle, la Société les a vendues à HST et cette dernière a octroyé à la Fiducie une PBN à l'égard de ces propriétés.

Le 28 juillet 2003, la Fiducie a conclu les billets de financement provisoire par capitaux propres afin de financer l'obligation différée de versement du prix d'achat résultant de l'opération visant les propriétés Carlyle. Le 29 juillet 2003, une avance de 11 M$ a été consentie à la Fiducie aux termes des billets de financement provisoire par capitaux propres afin de financer le dépôt relatif à l'acquisition des propriétés Carlyle. Le 29 septembre 2003, la Fiducie a modifié les billets de financement provisoire par capitaux propres afin de permettre que les avances consenties soient affectées au remboursement intégral de la facilité bancaire existante à ce moment-là et a conclu les billets de financement provisoire. Le 29 septembre 2003, la Fiducie a prélevé d'autres avances sur les billets de financement provisoire par capitaux propres et les billets de financement provisoire, de 22,5 M$ et de 25,0 M$, respectivement. Ces avances ont été consenties à la Société par la Fiducie le 30 septembre 2003 et ont été affectées au remboursement partiel de la somme d'environ 48,1 M$ qui était exigible aux termes de la facilité bancaire existante à ce moment-là. Le 1er octobre 2003, le dépôt de 11 M$ relatif à l'opération visant les propriétés Carlyle a été remboursé et la Fiducie a utilisé cette somme pour rembourser 11 M$ du capital des billets de financement provisoire.

Le 1er octobre 2003, la Société a conclu une convention avec une banque à charte canadienne en vue d'obtenir une facilité bancaire provisoire de 15 M$ devant être affectée au remboursement intégral de la facilité de crédit de WEI et au financement du

fonds de roulement. Le 3 octobre 2003, la Société a remboursé une tranche d'environ 3,8 M$ des sommes empruntées sur la facilité de crédit de WEI, y compris l'intérêt couru. Au moment de la clôture de l'opération visant les propriétés Carlyle, le 16 octobre 2003, la facilité bancaire provisoire a été remboursée et remplacée par la facilité bancaire actuelle et la Société a affecté une partie de cette facilité au remboursement d'une tranche de 8,5 M$ des billets de financement provisoire par capitaux propres, et environ 14 M$, au remboursement intégral des billets de financement provisoire.

Le 16 octobre 2003, la Fiducie a réalisé le placement de titres d'octobre et a émis 4 312 500 parts de fiducie au prix de 12,00 $ chacune en contrepartie d'un produit brut de 51,8 M$. Les parts de fiducie ont été placées par l'entremise d'un syndicat de prise ferme dirigé par Financière Banque Nationale Inc. et comprenant Marchés mondiaux CIBC Inc., FirstEnergy Capital Corp. et Haywood Securities Inc.

FAITS NOUVEAUX

Fusion des filiales

Le 1er janvier 2004, WEI a fusionné avec Harvest Operations Corp. et la société issue de la fusion a été prorogée sous la dénomination « Harvest Operations Corp. ».

Acquisitions éventuelles

La Fiducie continue d'évaluer les acquisitions éventuelles de tous les types d'éléments d'actif liés au pétrole, au gaz naturel et à d'autres formes d'énergie dans le cadre de son programme d'acquisitions courant. La Fiducie est habituellement, à un moment ou à un autre, en cours d'évaluation de plusieurs acquisitions éventuelles, dont chacune ou l'ensemble pourrait être d'envergure. En date des présentes, la Fiducie n'a conclu aucune entente sur le prix ou les modalités d'une acquisition majeure éventuelle. La Fiducie ne peut prévoir si une occasion actuelle ou future se traduira par une ou plusieurs acquisitions.

EMPLOI DU PRODUIT

Le produit net que la Fiducie tirera de la vente des débentures qui font l'objet des présentes est estimé à 47,8 M$, déduction faite de la rémunération de 2 000 000 $ payable aux preneurs fermes et des frais relatifs au présent placement estimés à 200 000 $. Si l'option des preneurs fermes est levée intégralement, le produit net que la Fiducie tirera de la vente des débentures qui font l'objet des présentes est estimé à 57,4 M$, déduction faite de la rémunération de 2 400 000 $ payable aux preneurs fermes et des frais relatifs au présent placement estimés à 200 000 $. Du produit net, une tranche d'environ 25 M$ sera affectée au remboursement des billets de financement provisoire par capitaux propres et une tranche d'environ 22,8 M$ servira initialement au remboursement de la dette bancaire impayée, puis aux fins générales de la Fiducie. Voir « Liens entre les prêteurs de la Société et les preneurs fermes ».

DESCRIPTION DU PLACEMENT

Le placement se compose de 50 000 débentures (60 000 débentures si l'option des preneurs fermes est levée intégralement) au prix de 1 000 $ chacune.

Le texte qui suit résume les caractéristiques principales des débentures. Le présent sommaire ne se veut pas exhaustif et est présenté sous réserve des dispositions de l'acte qui régissent les débentures. Les parts de fiducie pouvant être émises au moment de la conversion ou du remboursement ou à l'échéance des débentures sont décrites à la rubrique « Description des parts de fiducie » ci-après.

Introduction

Les débentures seront émises conformément à l'acte. Le capital global des débentures autorisées à des fins d'émission se limitera à 60 000 000 $. Toutefois, la Fiducie peut, sans le consentement des porteurs de débentures, mais sous réserve des restrictions décrites dans les présentes, émettre des débentures supplémentaires de la même série ou d'une série différente aux termes de l'acte, en plus de celles qui font l'objet des présentes.

Les débentures porteront la date de la clôture et viendront à échéance le 31 mai 2009. Les débentures ne pourront être émises qu'en coupures de 1 000 $ et de multiples de cette somme.

Les débentures porteront intérêt à compter de la date d'émission au taux annuel de 9 %, qui sera payable semestriellement à terme échu en versements égaux (sauf à l'égard de la période allant de la clôture du présent placement jusqu'au 31 mai 2004, exclusivement) le 31 mai et le 30 novembre de chaque année, à compter du 31 mai 2004. Le premier versement d'intérêt comprendra l'intérêt couru pour la période allant de la clôture du présent placement au 31 mai 2004, exclusivement.

Le capital des débentures sera payable en monnaie légale du Canada ou, au gré de la Fiducie et sous réserve de l'approbation des organismes de réglementation compétents, sous forme de parts de fiducie, tel qu'il est décrit plus amplement aux rubriques « Paiement au moment du remboursement ou à l'échéance » et « Remboursement et achat ». L'intérêt sur les débentures sera payable en monnaie légale du Canada et, au gré de la Fiducie et sous réserve de l'approbation des organismes de réglementation compétents, selon l'option de versement de l'intérêt sous forme de parts, tel qu'il est décrit à la rubrique « Option de versement de l'intérêt ».

Les débentures constitueront des obligations directes de la Fiducie, ne seront pas garanties par une hypothèque, un nantissement ou une autre charge et seront subordonnées aux autres dettes de la Fiducie, tel qu'il est indiqué ci-après à la rubrique « Subordination ». L'acte n'empêchera pas la Fiducie de contracter des dettes supplémentaires ni d'hypothéquer, de nantir ou de grever ses biens afin de garantir une dette.

Privilège de conversion

Les débentures seront convertibles au gré du porteur en parts de fiducie entièrement libérées non susceptibles d'appels subséquents à tout moment avant la fermeture des bureaux le 31 mai 2009 ou le jour ouvrable précédant la date fixée par la Fiducie aux fins du remboursement des débentures, selon la première de ces éventualités, au prix de conversion de 14,00 $ par part de fiducie, soit un taux de conversion de 71,4286 parts de fiducie par tranche de 1 000 $ du capital des débentures. Aucun rajustement ne sera fait pour tenir compte des distributions sur les parts de fiducie pouvant être émises au moment de la conversion ou de l'intérêt couru sur les débentures présentées à des fins de conversion; toutefois, les porteurs qui convertissent leurs débentures recevront tout l'intérêt couru et impayé sur celles-ci. Nonobstant ce qui précède, aucune débenture ne pourra être convertie pendant la période de cinq jours ouvrables précédant le 31 mai et le 30 novembre, inclusivement, de chaque année, à compter du 31 mai 2004, étant donné que les registres du fiduciaire des débentures seront fermés pendant ces périodes.

Sous réserve des dispositions qui y sont énoncées, l'acte prévoira également le rajustement du prix de conversion dans certains cas, notamment a) le fractionnement ou le regroupement des parts de fiducie en circulation, b) la distribution de parts de fiducie aux porteurs de celles-ci au moyen d'un placement ou autrement, à l'exception d'une émission de parts de fiducie aux porteurs de parts de fiducie ayant choisi de recevoir les distributions sous forme parts de fiducie au lieu de distributions en espèces versées dans le cours normal des affaires, c) l'émission à tous les porteurs de parts de fiducie d'options, de droits ou de bons de souscription leur donnant le droit d'acquérir des parts de fiducie ou d'autres titres convertibles en parts de fiducie à moins de 95 % du cours du marché en vigueur à ce moment-là (au sens donné à ce terme ci-après) des parts de fiducie et d) la distribution à la totalité des porteurs de parts de fiducie de titres ou d'éléments d'actif (autres que des distributions en espèces et des distributions équivalentes sous forme de titres faites au lieu de distributions en espèces dans le cours normal des affaires). Il n'y aura aucun rajustement du prix de conversion à l'égard de l'un ou l'autre des événements décrits en b), c) ou d) ci-dessus (à l'exception d'une modification découlant d'un fractionnement ou d'un regroupement) si les porteurs des débentures sont autorisés à participer comme s'ils avaient converti leurs débentures avant la date de clôture des registres ou la date d'effet applicable. La Fiducie ne sera pas tenue de rajuster le prix de conversion, à moins que l'effet cumulatif de ces rajustements ne modifie le prix de conversion d'au moins 1 %.

En cas de reclassement des parts de fiducie ou de restructuration du capital (à l'exception d'une modification découlant d'un regroupement ou d'un fractionnement ou d'une distribution de parts de fiducie à tous les porteurs de parts de fiducie), si la Fiducie fait l'objet d'un regroupement ou d'une fusion avec une autre entreprise ou d'un arrangement, si les biens et l'actif de la Fiducie sont vendus ou transférés en totalité ou en quasi-totalité à une autre entreprise, ou si la Fiducie est liquidée ou dissoute, les modalités du privilège de conversion seront rajustées de sorte que le porteur de chaque débenture pourra, après une telle opération, obtenir, et il acceptera, au moment de l'exercice du droit de conversion, le nombre de parts de fiducie ou d'autres titres ou biens de la Fiducie qu'il aurait eu le droit de recevoir en raison d'une telle opération si, à la date d'effet de celle-ci, il avait été le porteur du nombre de parts de fiducie en lesquelles la débenture était convertible avant la date d'effet en question.

Aucune fraction de part de fiducie ne sera émise au moment de la conversion des débentures, mais la Fiducie réglera plutôt cette fraction au moyen d'une somme en espèces correspondant au cours du marché en vigueur de la fraction en question.

Le terme « cours du marché en vigueur » désignera, dans l'acte, le cours moyen pondéré des parts de fiducie à la TSX pendant la période de 20 jours de bourse consécutifs se terminant le cinquième jour de bourse précédant la date fixée pour le remboursement ou la date d'échéance, selon le cas.

Remboursement et achat

Les débentures ne pourront être remboursées qu'après le 31 mai 2007. Après cette date et avant l'échéance, les débentures seront remboursables, en totalité ou en partie, au gré de la Fiducie, moyennant un préavis d'au moins 30 jours et d'au plus 60 jours, au prix de remboursement de 1 050 $ par débenture après le 31 mai 2007 jusqu'au 31 mai 2008, inclusivement, et au prix de remboursement de 1 025 $ par débenture après le 31 mai 2008 et avant l'échéance, dans chaque cas, plus l'intérêt couru et impayé, le cas échéant.

Si les débentures ne sont pas remboursées en totalité, le fiduciaire des débentures choisira les débentures à rembourser de façon proportionnelle ou de toute autre façon qu'il jugera équitable, sous réserve du consentement de la TSX. La Fiducie aura le droit d'acheter des débentures sur le marché, au moyen d'une offre d'achat ou de gré à gré.

Paiement au moment du remboursement ou à l'échéance

Au moment du remboursement ou à l'échéance, la Fiducie remboursera la dette représentée par les débentures en versant au fiduciaire des débentures, en monnaie légale du Canada, une somme correspondant au prix de remboursement global des débentures en circulation devant être remboursées ou au capital des débentures en circulation qui sont parvenues à échéance et à la prime sur celles-ci, s'il y a lieu, ainsi que l'intérêt couru et impayé. La Fiducie pourra, à son gré, au moyen d'un préavis d'au plus 60 jours et d'au moins 40 jours et sous réserve de l'approbation des organismes de réglementation compétents, choisir de remplir son obligation de payer le prix de remboursement des débentures devant être remboursées ou le capital des débentures qui sont parvenues à échéance et la prime sur celles-ci, s'il y a lieu, en émettant des parts de fiducie aux porteurs des débentures. L'intérêt couru et impayé, le cas échéant, sera versé en espèces. Le nombre de parts de fiducie devant être émises sera établi en divisant le prix de remboursement global des débentures en circulation devant être remboursées ou le capital des débentures en circulation qui sont parvenues à échéance, et la prime sur celles-ci, s'il y a lieu, selon le cas, par 95 % du cours du marché en vigueur des parts de fiducie à la date fixée pour le remboursement ou à la date d'échéance, selon le cas. Aucune fraction de part ne sera émise aux porteurs de débentures au moment du remboursement ou à l'échéance, mais la Fiducie réglera plutôt cette fraction de part au moyen d'une somme en espèces correspondant au cours du marché en vigueur de la fraction en question.

Subordination

Le remboursement du capital des débentures et le versement de la prime, s'il y a lieu, et de l'intérêt sur celles-ci seront subordonnés, en droit de paiement, comme il est indiqué dans l'acte, au remboursement intégral préalable de la dette de premier rang de la Fiducie.

L'acte prévoit qu'en cas de procédures d'insolvabilité ou de faillite, ou de mise sous séquestre, de liquidation, de réorganisation ou de toute autre procédure similaire relative à la Fiducie, à ses biens ou à son actif, en cas de procédure en vue de la liquidation ou de la dissolution volontaire de la Fiducie, entraînant ou non son insolvabilité ou sa faillite, ou de l'ordonnancement de l'actif et du passif de la Fiducie ou de la vente de la totalité ou de la quasi-totalité de l'actif de la Fiducie, les porteurs de la dette de premier rang, y compris de toute dette envers les fournisseurs de la Fiducie, auront alors le droit d'être payés en entier avant que les porteurs de débentures puissent recevoir un versement ou une distribution de quelque nature que ce soit, en espèces, en biens ou en titres, qui pourrait être fait dans l'un ou l'autre de ces cas relativement aux débentures ou à l'intérêt couru et impayé sur celles-ci. L'acte prévoit également que la Fiducie ne fera aucun paiement et que les porteurs de débentures n'auront pas le droit d'exiger ou de recevoir un versement ou un avantage ni d'intenter des poursuites à cette fin (notamment par voie de compensation, de regroupement de comptes ou de réalisation d'une sûreté ou autrement, de quelque manière que ce soit) en raison de la dette représentée par les débentures à un moment où un défaut est survenu aux termes de la dette de premier rang et persiste, et où la Fiducie, un porteur de débentures ou un porteur de la dette de premier rang a donné un avis d'un tel défaut au fiduciaire des débentures conformément à l'acte, sauf si la dette de premier rang a été remboursée en entier. Aucun porteur d'une débenture n'a le droit d'intenter des poursuites ou de prendre d'autres mesures en vue de réaliser les débentures d'une manière qui ne serait pas conforme aux modalités de l'acte.

Les débentures seront aussi effectivement subordonnées aux droits des créanciers des filiales de la Fiducie, sauf dans la mesure où cette dernière est un créancier de ces filiales ayant un rang au moins égal à celui de ces autres créanciers. Plus particulièrement,

les débentures seront subordonnées, en droit de paiement, au remboursement intégral préalable de la totalité de la dette aux termes de la facilité de crédit actuelle, au sens donné à ce terme dans les présentes.

Priorité par rapport aux distributions de la Fiducie

L'acte de fiducie prévoit que certains frais de la Fiducie doivent être déduits dans le calcul de la somme devant être distribuée aux porteurs de parts. Par conséquent, les fonds nécessaires au versement de l'intérêt sur les débentures, de même que la somme à verser au moment du remboursement ou de l'échéance des débentures ou dans le cadre d'un cas de défaut (au sens donné à ce terme ci-dessous), seront déduits des sommes qui seraient par ailleurs payables aux porteurs de parts à titre de distributions et retenus sur ces sommes.

Changement de contrôle de la Fiducie

Dans les 30 jours suivant la survenance d'un changement de contrôle de la Fiducie comportant l'acquisition du contrôle des droits de vote rattachés à 66 2/3 % et plus des parts de fiducie (un « **changement de contrôle** »), la Fiducie sera tenue de faire une offre par écrit visant l'achat de toutes les débentures alors en circulation (l'« **offre visant les débentures** ») à un prix correspondant à 101 % du capital de celles-ci, majoré de l'intérêt couru et impayé (le « **prix de l'offre visant les débentures** »).

L'acte contient des dispositions relatives aux avis et aux rachats qui exigent que la Fiducie avise par écrit le fiduciaire des débentures qu'un changement de contrôle est survenu, dans un délai de 30 jours de ce changement, et qu'une offre visant les débentures a été soumise. Le fiduciaire des débentures postera ensuite sans délai à chaque porteur de débentures un avis du changement de contrôle ainsi qu'un exemplaire de l'offre visant le rachat de la totalité des débentures en circulation.

Si des débentures représentant 90 % et plus du capital global des débentures en circulation à la date à laquelle l'avis de changement de contrôle a été donné ont été déposées auprès de la Fiducie en réponse à l'offre visant les débentures, la Fiducie aura le droit et l'obligation de rembourser la totalité des débentures restantes au prix de l'offre visant les débentures. L'avis d'un tel remboursement doit être donné par la Fiducie au fiduciaire des débentures dans un délai de dix jours suivant l'expiration de l'offre visant les débentures, et celui-ci doit donner un tel avis dès que possible par la suite aux porteurs des débentures qui n'ont pas été déposées en réponse à l'offre visant les débentures.

Option de versement de l'intérêt

La Fiducie pourra choisir de remplir son obligation de verser l'intérêt sur les débentures (l'« **obligation relative à l'intérêt** ») à la date à laquelle l'intérêt est payable aux termes de l'acte (une « **date de versement de l'intérêt** ») en remettant au fiduciaire des débentures un nombre suffisant de parts de fiducie pour satisfaire la totalité ou une partie quelconque de l'obligation relative à l'intérêt conformément à l'acte (l'« **option de versement de l'intérêt sous forme de parts** »). L'acte prévoira que, lorsque la Fiducie aura fait ce choix, le fiduciaire des débentures a) acceptera les parts de fiducie que lui remettra la Fiducie, b) acceptera des offres visant ces parts de fiducie et conclura la vente de celles-ci, selon les directives de la Fiducie, à son entière discrétion, c) investira le produit de ces ventes dans des titres gouvernementaux autorisés à court terme (au sens attribué à ce terme dans l'acte) venant à échéance avant la date de versement de l'intérêt applicable, et utilisera le produit tiré de ces titres gouvernementaux autorisés, ainsi que le produit tiré de la vente des parts de fiducie n'ayant pas été investi de la façon décrite ci-dessus, afin de remplir l'obligation relative à l'intérêt et d) fera toutes les autres choses nécessaires à cet égard..

L'acte énoncera les formalités que devront suivre la Fiducie et le fiduciaire des débentures afin de se prévaloir de l'option de versement de l'intérêt sous forme de parts. Si une telle option est choisie, le seul droit du porteur de débentures en ce qui a trait à l'intérêt sera de recevoir du fiduciaire des débentures une somme en espèces sur le produit de la vente de parts de fiducie (ainsi que toute somme qu'aura reçue le fiduciaire des débentures de la Fiducie qui est attribuable à des fractions de part) en règlement intégral de l'obligation relative à l'intérêt, et le porteur de ces débentures n'aura aucun autre recours envers la Fiducie à l'égard de l'obligation relative à l'intérêt.

Ni le fait que la Fiducie se prévale de l'option de versement de l'intérêt sous forme de parts ni la réalisation de la vente de parts de fiducie a) n'empêcheront les porteurs de débentures de recevoir, à la date de versement de l'intérêt applicable, une somme en espèces globale correspondant à l'intérêt payable à cette date de versement de l'intérêt et b) n'empêcheront ces porteurs de recevoir des parts de fiducie en règlement de l'obligation relative à l'intérêt.

Cas de défaut

L'acte stipule qu'un cas de défaut (un « **cas de défaut** ») relatif aux débentures se produira si un ou plusieurs des événements suivants surviennent et persistent à l'égard des débentures : a) un défaut de paiement de l'intérêt sur les débentures lorsqu'il est exigible pendant dix jours; b) un défaut de paiement du capital des débentures ou de la prime sur celles-ci, s'il y a lieu, que ce soit à l'échéance, au moment du remboursement, par voie de déclaration ou autrement; c) certains cas de faillite, d'insolvabilité ou de réorganisation de la Fiducie en vertu des lois sur la faillite ou l'insolvabilité; d) un défaut d'observation ou d'exécution de tout engagement ou condition important énoncé dans l'acte et la persistance de ce défaut pendant une période de 30 jours après qu'un avis écrit a été remis à la Fiducie par le fiduciaire des débentures, précisant le défaut et demandant que la Fiducie corrige la situation; e) l'adoption d'une résolution en vue de la liquidation ou de la dissolution de la Fiducie; f) des mesures prises en vue d'un concordat ou d'un arrangement relatif à la Fiducie. Si un cas de défaut se produit et qu'il persiste, le fiduciaire des débentures pourrait déclarer, à sa discrétion, et déclarera, à la demande des porteurs d'au moins 25 % du capital des débentures alors en circulation, le capital de toutes les débentures en circulation et l'intérêt s'y rattachant exigibles immédiatement. Dans certains cas, les porteurs de plus de 50 % du capital des débentures alors en circulation peuvent, au nom des porteurs de toutes les débentures, renoncer à un cas de défaut ou annuler une telle déclaration conformément aux modalités qu'ils prescrivent.

Offres visant les débentures

L'acte contiendra des dispositions prévoyant que si une offre présentée à l'égard des débentures constitue une offre publique d'achat visant les débentures au sens donné au terme *take-over bid* dans la *Securities Act* (Alberta) et qu'au moins 90 % des débentures (à l'exception des débentures détenues à la date de l'offre publique d'achat par l'initiateur, les personnes avec lesquelles il a des liens ou les membres de son groupe, ou pour le compte de ceux-ci) sont prises en livraison et payées par l'initiateur, ce dernier aura le droit d'acquérir les débentures détenues par les porteurs de débentures qui n'auront pas accepté l'offre selon les modalités offertes par l'initiateur.

Modification

Les droits des porteurs des débentures ainsi que de toutes les autres séries de débentures qui pourraient être émises aux termes de l'acte peuvent être modifiés conformément aux modalités de l'acte. À cette fin, notamment, l'acte renfermera certaines dispositions qui feront en sorte que tous les porteurs de débentures seront liés par les résolutions adoptées aux assemblées des porteurs de débentures au moyen des voix exprimées par les porteurs d'au moins 66 2/3 % du capital des débentures alors en circulation qui assistent à l'assemblée ou y sont représentés par procuration ou par les résolutions adoptées par écrit par les porteurs d'au moins 66 2/3 % du capital des débentures alors en circulation. Dans certains cas, la modification nécessitera, à la place ou en plus de cette approbation, le consentement des porteurs du pourcentage requis de débentures de chaque série touchée.

Restriction relative à l'émission de débentures supplémentaires

L'acte prévoit que la Fiducie ne pourra émettre de débentures convertibles supplémentaires de rang égal si le capital de toutes les débentures convertibles émises et en circulation de la Fiducie excède 25 % de la capitalisation boursière totale de la Fiducie immédiatement après l'émission de ces débentures convertibles supplémentaires. La « capitalisation boursière totale » sera définie dans l'acte comme étant le capital total de toutes les débentures émises et en circulation de la Fiducie qui sont convertibles au gré du porteur en parts de fiducie, plus la somme obtenue en multipliant le nombre de parts de fiducie émises et en circulation de la Fiducie par le cours du marché en vigueur des parts de fiducie à la date pertinente.

Restrictions sur le droit de propriété des non-résidents

Des non-résidents du Canada ne peuvent à aucun moment être propriétaires véritables de la majorité des parts de fiducie, compte tenu de la dilution, y compris les parts de fiducie pouvant être émises au moment de la conversion ou du remboursement ou à l'échéance des débentures. Le fiduciaire peut exiger des déclarations quant aux territoires de résidence des propriétaires véritables des débentures. Si le fiduciaire apprend, au moyen de ces déclarations de résidence, que les propriétaires véritables de 49 % des parts de fiducie alors en circulation, compte tenu de la dilution, sont ou pourraient être des non-résidents ou qu'une telle situation est imminente, il pourra l'annoncer publiquement et devra refuser d'inscrire un transfert de débentures en faveur d'une personne qui ne peut lui fournir une déclaration selon laquelle elle n'est pas un non-résident. Nonobstant ce qui précède, si le fiduciaire établit que la majorité des parts de fiducie sont détenues par des non-résidents, il pourra envoyer un avis aux porteurs de débentures non-résidents, choisis dans l'ordre inverse de l'acquisition ou de l'inscription ou d'une autre manière qu'il jugera équitable et réalisable, les sommant de vendre leurs débentures ou une partie de celles-ci dans un délai stipulé d'au moins

60 jours. Si les porteurs de débentures qui reçoivent un tel avis ne vendent pas le nombre stipulé de débentures ou ne fournissent pas au fiduciaire une preuve satisfaisante du fait qu'ils ne sont pas des non-résidents dans le délai stipulé, le fiduciaire pourra vendre ces débentures pour le compte des porteurs de débentures en question et, entre-temps, il suspendra les droits rattachés à celles-ci. Au moment d'une telle vente, les porteurs touchés cesseront d'être des porteurs de débentures et leurs droits se limiteront à la réception du produit net de la vente contre remise des débentures en question. Le fiduciaire de la Fiducie a des obligations similaires à l'égard des parts de fiducie à celles qui sont énoncées dans l'acte de fiducie.

Système d'inscription en compte pour les débentures

Les débentures seront émises sous forme d'inscription en compte et devront être achetées ou transférées par l'entremise d'un adhérent au service de dépôt de CDS (un « **adhérent** »). À la date de clôture, le fiduciaire des débentures fera en sorte que les débentures soient remises à CDS et immatriculées au nom de son prête-nom. Les débentures seront attestées par un seul certificat d'inscription en compte. L'inscription des participations dans les débentures et des transferts de celles-ci ne se fera que par l'intermédiaire du service de dépôt de CDS.

Sauf pour ce qui est décrit ci-après, un acheteur qui acquiert une participation véritable dans les débentures (un « **propriétaire véritable** ») n'aura pas droit à un certificat ni à un autre effet du fiduciaire des débentures ou de CDS attestant sa participation dans les débentures, et son nom ne figurera pas dans les registres tenus par CDS, sauf par l'entremise d'un adhérent. Cet acheteur recevra une confirmation d'achat de la part du preneur ferme ou d'un autre courtier inscrit par l'entremise duquel les débentures ont été achetées.

Ni la Fiducie, ni le fiduciaire des débentures ni les preneurs fermes n'assumeront la responsabilité des éléments suivants : a) quelque aspect que ce soit des registres ayant trait à la propriété véritable des débentures détenues par CDS ou aux paiements s'y rapportant, b) la tenue, la supervision ou l'examen des registres relatifs aux débentures ou c) les avis donnés ou les déclarations faites par CDS, ou à l'égard de celle-ci, qui figurent dans le présent prospectus simplifié et qui ont trait aux règles régissant CDS, ou à toute mesure devant être prise par CDS ou selon les directives de ses adhérents. Les règles régissant CDS prévoient que celle-ci agit à titre de mandataire et de dépositaire pour le compte des adhérents. Par conséquent, ces derniers ne peuvent s'en remettre qu'à CDS, et les propriétaires véritables ne peuvent s'en remettre qu'aux adhérents, pour obtenir le paiement du capital des débentures et de l'intérêt sur celles-ci versé à CDS par la Fiducie ou pour son compte.

En tant que porteurs indirects des débentures, les épargnants devraient savoir (sous réserve des situations décrites ci-dessous) a) que les débentures ne peuvent être immatriculées à leur nom, b) qu'ils ne peuvent obtenir de certificats matériels représentant leur participation dans les débentures, c) qu'il se pourrait qu'ils ne puissent vendre les débentures à des institutions qui sont tenues par la loi de détenir des certificats matériels représentant les titres dont elles sont propriétaires et d) qu'il se pourrait qu'ils ne puissent donner des débentures en nantissement.

Les débentures ne seront émises aux propriétaires véritables sous forme nominative ou attestée par un certificat (les « **certificats représentant les débentures** ») que si les conditions suivantes sont remplies : a) les lois applicables exigent que ce soit fait, b) le système d'inscription en compte cesse d'exister, c) la Fiducie ou CDS avise le fiduciaire des débentures que CDS n'est plus disposée ou apte à s'acquitter convenablement de ses responsabilités à titre de dépositaire à l'égard des débentures et que la Fiducie est incapable de lui trouver un remplaçant compétent, d) la Fiducie, à son gré, décide de mettre fin au système d'inscription en compte par l'intermédiaire de CDS ou e) après la survenance d'un cas de défaut (au sens donné à ce terme dans les présentes), les adhérents agissant pour le compte des propriétaires véritables représentant, dans l'ensemble, au moins 25 % du capital global des débentures alors en circulation avisent CDS par écrit qu'il n'est plus dans leur intérêt de recourir au système d'inscription pour compte par l'intermédiaire de CDS, dans la mesure où le fiduciaire des débentures n'a pas renoncé au cas de défaut conformément aux dispositions de l'acte.

Si l'un ou l'autre des événements décrits dans le paragraphe précédent survient, le fiduciaire des débentures devra aviser CDS, au nom des adhérents et des propriétaires véritables, de la disponibilité des certificats représentant les débentures par l'entremise de CDS. Au moment où CDS lui remet le certificat unique représentant les débentures et lui donne des instructions à l'égard des nouvelles inscriptions, le fiduciaire des débentures remettra les débentures sous forme de certificats représentant les débentures, et, par la suite, la Fiducie reconnaîtra les porteurs de ces certificats représentant les débentures comme porteurs des débentures aux termes de l'acte.

L'intérêt sur les débentures sera versé directement à CDS pendant que le système d'inscription en compte est en vigueur. Si des certificats représentant les débentures sont émis, l'intérêt sera versé au moyen d'un chèque signé par la Fiducie et envoyé par

courrier prépayé aux porteurs inscrits ou par tout autre moyen qui pourrait être accepté par le fiduciaire des débentures. Le paiement du capital et de la prime, s'il y a lieu, y compris le paiement sous forme de parts de fiducie, s'il y a lieu, ainsi que l'intérêt exigible, à l'échéance ou à une date de remboursement, seront payés directement à CDS pendant que le système d'inscription en compte est en vigueur. Si des certificats représentant les débentures sont émis, le paiement du capital et de la prime, s'il y a lieu, y compris le paiement sous forme de parts de fiducie, s'il y a lieu, ainsi que l'intérêt exigible, à l'échéance ou à une date de remboursement, seront payés au moment de la remise de ces certificats à un bureau du fiduciaire des débentures ou d'une autre façon stipulée dans l'acte.

DESCRIPTION DES PARTS DE FIDUCIE

Un nombre illimité de parts de fiducie peuvent être créées et émises aux termes de l'acte de fiducie. En date du 13 janvier 2004, 17 109 006 parts de fiducie étaient émises et en circulation. Chaque part de fiducie donne à son porteur le droit d'exercer une voix à toutes les assemblées des porteurs de parts de fiducie et représente une participation véritable indivise égale dans les distributions (qu'elles soient faites sur le bénéfice net, les gains en capital réalisés nets ou d'autres sommes) et l'actif net de la Fiducie en cas de dissolution ou de liquidation de celle-ci. Toutes les parts de fiducie en circulation permettent à leurs porteurs de recevoir une part égale des distributions de la Fiducie et, en cas de dissolution ou de liquidation de celle-ci, une part égale de l'actif net de la Fiducie. Toutes les parts de fiducie sont de rang égal et proportionnel, sans privilège ni priorité. Chaque part de fiducie est transférable, ne comporte aucun droit de conversion ou droit préférentiel de souscription, permet à son porteur d'exiger que la Fiducie rachète une partie ou la totalité des parts de fiducie qu'il détient et lui confère une voix par part de fiducie détenue à toutes les assemblées des porteurs de parts.

L'acte de fiducie prévoit, entre autres choses, la convocation aux assemblées des porteurs de parts et le déroulement de ces dernières, les modalités relatives aux avis, la nomination et la destitution du fiduciaire et la forme du certificat de parts de fiducie. L'acte de fiducie peut faire l'objet de modifications. Les modifications en profondeur de l'acte de fiducie, dont la dissolution anticipée de la Fiducie et la vente ou le transfert de la totalité ou de la quasi-totalité des biens de la Fiducie, doivent être approuvées au moyen d'une résolution spéciale des porteurs de parts.

Le texte qui précède résume certaines dispositions de l'acte de fiducie. Il y a lieu de se reporter au texte intégral de l'acte de fiducie, que l'on peut consulter au bureau du fiduciaire ou obtenir de celui-ci.

RATIOS DE COUVERTURE PAR LE BÉNÉFICE

Les ratios de couverture par le bénéfice présentés dans le tableau qui suit ont été établis conformément aux exigences canadiennes en matière de l'information à fournir. Ces ratios ont été établis à l'aide des informations financières préparées conformément aux principes comptables généralement reconnus du Canada. Les ratios et les notes ont été préparés pour la période de douze mois arrêtée au 30 septembre 2003, compte tenu de l'émission de débentures d'un montant de 50 000 000 $. Les ratios pour la période de douze mois arrêtée au 30 septembre 2003 se fondent sur des informations financières non vérifiées. Des informations supplémentaires sont fournies dans les notes afférentes au tableau suivant.

	Période de douze mois arrêtée au 30 septembre 2003
Ratio de couverture par le bénéfice (1) (2) (3) (4) (5)	3,06

Notes

(1) Le ratio de couverture par le bénéfice est égal au bénéfice net avant les intérêts débiteurs sur la totalité des emprunts à long terme et à court terme, y compris les débentures et les billets de financement provisoire remboursables en capitaux propres, et avant les impôts sur les bénéfices, le tout divisé par les intérêts débiteurs sur la totalité des emprunts à long terme et à court terme, excluant les débentures et les billets de financement provisoire remboursables en capitaux propres. Aux termes des principes comptables généralement reconnus du Canada, les débentures et les billets de financement provisoire remboursables en capitaux propres seront compris dans l'avoir des porteurs de parts et le versement d'intérêts s'y rapportant sera imputé aux capitaux propres.

(2) Le bénéfice de la Fiducie, avant les intérêts et les impôts sur les bénéfices, calculé selon la note 1 ci-dessus, s'est établi à 14,0 millions de dollars pour la période de douze mois arrêtée au 30 septembre 2003, ce qui correspond à 3,06 fois les intérêts débiteurs de la Fiducie qui étaient de 4,57 millions de dollars pour la même période.

(3) Si les intérêts sur les débentures et sur les billets de financement provisoire remboursables en capitaux propres étaient compris dans les intérêts débiteurs, le ratio de couverture par le bénéfice serait de 1,51pour la période de douze mois arrêtée au 30 septembre 2003

(1,38 si des débentures d'un montant en capital de 60 000 000 $ étaient émises). Les obligations de la Fiducie en matière d'intérêts, y compris les intérêts sur les débentures, compte tenu de l'émission de débentures d'un montant en capital de 50 000 000 $ plus les intérêts sur les billets de financement provisoire remboursables en capitaux propres, se chiffrent à 9,28 millions de dollars pour la période de douze mois arrêtée au 30 septembre 2003 (10,18 millions de dollars si des débentures d'un montant en capital de 60 000 000 $ sont émises).

(4) Il est présumé qu'il n'y a pas de bénéfice supplémentaire provenant du produit net des débentures.

(5) Si des débentures d'un montant en capital de 60 000 000 $ sont émises, le ratio de couverture par le bénéfice, calculé selon la note 1 ci-dessus, sera de 3,06 pour la période de douze mois arrêtée au 30 septembre 2003.

(6) La fiducie a été créée le 10 juillet 2002 et par conséquent, son exercice, qui s'est terminé le 31 décembre 2002, n'a pas compris une période complète de douze mois.

STRUCTURE DU CAPITAL CONSOLIDÉ DE LA FIDUCIE

Le tableau qui suit résume la structure du capital consolidé de la Fiducie au 31 décembre 2002, au 30 septembre 2003, au 30 septembre 2003, compte tenu du placement de titres de capitaux propres en octobre, de l'opération relative aux propriétés Carlyle et du remboursement des billets de financement provisoire et au 30 septembre 2003, compte tenu du placement de titres de capitaux propres en octobre, de l'opération relative aux propriétés Carlyle, du remboursement des billets de financement provisoire et du présent placement.

	Au 31 décembre 2002	**Au 30 septembre 2003**	**Au 30 septembre 2003, compte tenu du placement de titres de capitaux propres en octobre, de l'opération relative aux propriétés Carlyle et du remboursement des billets de financement provisoire**	**Au 30 septembre 2003, compte tenu du placement de titres de capitaux propres en octobre, de l'opération relative aux propriétés Carlyle, du remboursement des billets de financement provisoire et du présent placement[7]**
Dette bancaire[1]	45 286 396 $	2 825 000 $	56 439 487 $ [2]	33 639 487 $ [2]
Débentures	–	–	–	50 000 000 $
Billets de financement provisoire	–	25 000 000 $	– [3]	– [3]
Billets de financement provisoire remboursables en capitaux propres	–	33 500 000 $	25 000 000 $ [4]	– [4] [5]
Parts de fiducie[6]	36 727 997 $ (9 312 500 parts de fiducie)	66 094 529 $ (12 522 889 parts de fiducie)	114 390 000 $ (16 835 389 parts de fiducie)	114 390 000 $ (16 835 389 parts de fiducie)

Notes

(1) La Société dispose actuellement d'une facilité de crédit renouvelable de 89 millions de dollars. Les emprunts aux termes de cette facilité sont exigibles sur demande, et la facilité fait l'objet d'un examen annuel qui doit être mené à terme au plus tard le 1er mai 2004. De ce fait, les emprunts aux termes de la facilité sont classés dans la dette à court terme et ils sont compris dans le passif à court terme aux états financiers de la Fiducie. Il est prévu que la base d'emprunt soit réduite de 4,5 millions de dollars par mois à compter du 31 janvier 2004. L'examen annuel de la facilité peut déterminer que le montant approprié de la facilité de crédit renouvelable devrait être supérieur ou inférieur au montant de 89 millions de dollars actuellement disponible. Toutefois, étant donné la conclusion du présent placement, toute diminution du montant de la facilité de crédit découlant de l'examen annuel ne devrait pas avoir d'incidence importante sur la capacité de la Fiducie de verser des distributions en espèces aux porteurs de parts. La facilité porte intérêt au taux préférentiel majoré de 0,25 % à 1,5 %, et elle est fonction du ratio emprunts/flux de trésorerie de la Fiducie. Le taux d'intérêt courant sur les sommes empruntées est de 4,625 %. La Société est assujettie à un droit d'usage égal à 0,125 % par année sur la partie inutilisée de la facilité de crédit renouvelable. Les emprunts ont priorité de rang sur tous les autres emprunts de la Société et de la Fiducie, y compris le versement de distributions aux porteurs de parts et les versements aux termes des débentures. La société doit respecter de nombreuses clauses restrictives positives et négatives de nature financière, environnementale et en matière d'information, s'appliquant habituellement aux facilités de crédit renouvelables de taille semblable consenties à des entités menant des activités dans le secteur pétrolier et gazier amont au Canada, notamment : une couverture minimum (contrats financiers et physiques), calculée à la fin de chaque trimestre, à l'égard de la production de pétrole lourd et de pétrole de densité moyenne devant correspondre à au moins 50 % de la production des quatre trimestres à venir (les 12 prochains mois) et à 25 % de la production des quatre trimestres

suivants; une couverture maximum (contrats financiers et physiques) de 75 % de la participation de concessionnaire (déduction faite des redevances) sur la production d'équivalent pétrole; et le maintien d'un « ratio de liquidité générale » rajusté à la fin du trimestre d'au moins 1,0 (les sommes non utilisées aux termes de la facilités sont ajoutées à l'actif à court terme). Si la Société fait défaut d'observer l'une ou l'autre des clauses restrictives stipulées dans la facilité, et qu'elle ne corrige pas la situation dans les 30 jours de la réception d'un avis donné par les prêteurs, ou si les prêteurs n'annulent pas ce défaut, un cas de défaut se sera produit ce qui pourrait entraîner entre autres conséquences possibles, la suspension éventuelle du versement des distributions aux porteurs de parts. La facilité de crédit est garantie par une cession générale des débiteurs, par une débenture de 150 000 000 $ et par une charge flottante grevant tous les actifs de la Société. Suivant la conclusion du présent placement, qui doit avoir lieu le 29 janvier 2004, la dette bancaire devrait s'établir à environ 35,9 millions de dollars (environ 26,3 millions de dollars si des débentures d'un montant de 60 000 000 $ sont émises).

(2) Reflète la somme de 53 614 487 $ qui a servi à la conclusion de l'opération relative aux propriétés Carlyle le 16 octobre 2003.

(3) Comprend le remboursement d'une tranche de 11 millions de dollars des billets de financement provisoire le 1er octobre 2003 et le remboursement de la tranche restante de 14 millions de dollars de ces mêmes billets par le produit tiré du placement de titres de capitaux propres en octobre.

(4) Une tranche de 8,5 millions de dollars du produit tiré du placement de titres de capitaux propres en octobre a servi à rembourser les billets de financement provisoire remboursables en capitaux propres.

(5) Les billets de financement provisoire remboursables en capitaux propres seront remboursés en totalité par le produit tiré du présent placement.

(6) En outre, des droits visant l'achat d'un total de 850 000 parts de fiducie étaient en vigueur au 30 septembre 2003 et pouvaient être exercés à des prix variant de 7,80 $ à 10,75 $. Ces droits avaient été octroyés aux termes du régime d'achat de parts incitatif.

(7) Les montants ne tiennent pas compte de la levée de l'option des preneurs fermes, laquelle, si elle était levée en totalité, entraînerait une dette bancaire de 24 039 487 $, des débentures de 60 000 000 $, des billets de financement provisoire de néant $, des billets de financement provisoire remboursables en capitaux propres de néant $ et des parts de fiducie de 114 390 000 $ (16 835 389 parts de fiducie).

DISTRIBUTIONS AUX PORTEURS DE PARTS

Le tableau qui suit indique les distributions par part de fiducie payables aux porteurs de parts de fiducie aux dates de clôture des registres au cours des périodes indiquées.

	Distribution par part de fiducie
2002	
Décembre	0,20 $
2003	
Janvier	0,20 $
Février	0,20 $
Mars	0,20 $
Avril	0,20 $
Mai	0,20 $
Juin	0,20 $
Juillet	0,20 $
Août	0,20 $
Septembre	0,20 $
Octobre	0,20 $
Novembre	0,20 $
Décembre	0,20 $

VARIATION DU COURS ET VOLUME DE NÉGOCIATION DES PARTS DE FIDUCIE

Les parts de fiducie sont inscrites et affichées à des fins de négociation à la TSX sous le symbole « HTE.UN ». Le tableau qui suit présente les cours extrêmes et le volume de négociation des parts de fiducie affichés par la TSX pour les périodes indiquées.

	Bourse de Toronto		
Période	**Haut** (en dollars)	**Bas** (en dollars)	**Volume**
2002			
Décembre (du 5 au 31)	9,50	8,25	561 757
2003			
Premier trimestre	11,75	9,45	891 879
Deuxième trimestre	10,50	9,55	1 795 326
Troisième trimestre	12,75	9,82	1 883 552
Quatrième trimestre	14,20	11,97	2 925 275
2004			
Janvier (jusqu'au 20)	14,40	13,25	749 912

Note

(1) Les parts de fiducie ont commencé à être négociées à la TSX le 5 décembre 2002.

Le 9 janvier 2004, soit le dernier jour de bourse complet où des parts de fiducie ont été négociées avant l'annonce du présent placement, le cours de clôture des parts de fiducie s'est établi à 13,68 $. Le 20 janvier 2004, le cours de clôture des parts de fiducie s'est établi à 13,95 $.

MODE DE PLACEMENT

Conformément à la convention de prise ferme datée du 14 janvier 2004 conclue entre la Fiducie, la Société et les preneurs fermes, la Fiducie a convenu d'émettre et de vendre les débentures et les preneurs fermes ont individuellement convenu d'acheter, vers le 29 janvier 2004, ou à une autre date dont les parties pourraient convenir, sous réserve des modalités énoncées dans cette convention, la totalité des 50 000 débentures qui font l'objet du présent prospectus au prix de 1 000 $ chacune. En contrepartie des services qu'ils auront fournis dans le cadre du présent placement, les preneurs fermes toucheront une rémunération de 40 $ par débenture émise par la Fiducie.

La Fiducie a octroyé aux preneurs fermes l'option des preneurs fermes qui permet à ceux-ci d'acheter un nombre maximal de 10 000 débentures supplémentaires, selon les mêmes modalités que celles du présent placement, qui peut être levée à tout moment jusqu'à 48 heures avant la clôture de celui-ci, l'admissibilité à des fins de placement de ces débentures supplémentaires étant assurée par le présent prospectus. Si l'option des preneurs fermes est levée intégralement, le présent placement, la rémunération des preneurs fermes et le produit net du placement, sans tenir compte des frais d'émission, totaliseront respectivement 60 000 000 $, 2 400 000 $ et 57 600 000 $.

Les obligations des preneurs fermes aux termes de la convention de prise ferme sont individuelles et les preneurs fermes peuvent y mettre fin, à leur discrétion, si certaines conditions se réalisent. Si un ou plusieurs des preneurs fermes n'achètent pas les débentures qui leur ont été attribuées, l'autre ou les autres preneurs fermes seront tenus d'acheter les débentures en question. Toutefois, nonobstant ce qui précède, si un ou plusieurs des preneurs fermes qui sont tenus d'acheter globalement plus de 5 % des débentures faisant l'objet du présent prospectus n'achètent pas les débentures qui leur ont été attribuées, l'autre ou les autres preneurs fermes auront le droit, sans y être tenus, d'acheter les débentures en question ou de mettre fin à leurs obligations aux termes de la convention de prise ferme. Les preneurs fermes sont tenus de prendre en livraison et de payer toutes les débentures qui font l'objet des présentes si au moins l'une d'entre elles est acquise aux termes de la convention de prise ferme.

La Fiducie a demandé à la TSX d'inscrire à sa cote les débentures faisant l'objet du présent prospectus simplifié et les parts de fiducie émises au moment de la conversion ou du remboursement ou à l'échéance des débentures. Cette inscription a pour condition que la Fiducie remplisse toutes les exigences de la TSX en matière d'inscription.

Conformément aux instructions générales de la Commission des valeurs mobilières de l'Ontario et de la Commission des valeurs mobilières du Québec, pendant la durée du placement aux termes du présent prospectus, les preneurs fermes ne peuvent acheter de parts de fiducie ni offrir d'en acheter. Certaines exceptions sont toutefois permises, à la condition que l'offre d'achat ou l'achat ne vise pas à provoquer une négociation active réelle ou apparente des parts de fiducie ou à en accroître le cours. Ces exceptions comprennent une offre d'achat ou un achat permis par les règlements et les règles de la TSX ayant trait à la stabilisation du marché et aux activités de maintien passif du marché et une offre d'achat ou un achat effectué pour le compte d'un client dont l'ordre n'a pas été sollicité au cours de la durée du placement, à la condition que l'offre d'achat ou l'achat n'ait pas visé à provoquer une négociation réelle ou apparente des parts de fiducie ou à en accroître le cours. Relativement au présent placement, et sous réserve de ce qui précède, les preneurs fermes peuvent faire des opérations visant à fixer ou à stabiliser le cours des parts de fiducie à un niveau autre que celui qui serait formé sur le marché libre. Ces opérations, si elles sont commencées, peuvent être interrompues à tout moment.

La Fiducie a convenu de ne pas, directement ou indirectement, autoriser, émettre ou vendre des parts de fiducie ou des titres donnant le droit d'acquérir des parts de fiducie ni convenir ou annoncer son intention de le faire, à quelque moment que ce soit avant la date qui se situe 90 jours après la clôture du présent placement, sans le consentement préalable de Financière Banque Nationale Inc., pour le compte des preneurs fermes aux termes de la convention de prise ferme, qui ne pourra refuser de donner ce consentement sans motif valable, sauf aux fins du régime d'achat de parts incitatif, de l'émission de parts de fiducie dans le cadre du régime de réinvestissement, de l'émission de titres dans le cadre d'une acquisition, d'une fusion ou d'un regroupement ou de l'émission de parts de fiducie au moment de l'exercice de droits ou d'instruments existants.

Les débentures n'ont pas été et ne seront pas inscrites en vertu de la *Securities Act of 1933* des États-Unis, en sa version modifiée (la « **Loi de 1933** ») ou des lois sur les valeurs mobilières d'un État. Par conséquent, elles ne peuvent être placées ou vendues aux États-Unis ou auprès d'une personne américaine (au sens donné au terme *U.S. Person* dans le règlement S de la Loi de 1933), sauf dans le cadre d'opérations dispensées des exigences d'inscription de la Loi de 1933 ou des lois sur les valeurs mobilières applicables des États. La convention de prise ferme permet aux preneurs fermes de placer et de revendre les débentures qu'ils ont acquises conformément à ses modalités à certains acquéreurs institutionnels admissibles situés aux États-Unis, à la condition que ces opérations soient effectuées conformément à la règle 144A de la Loi de 1933. De plus, la convention de prise ferme prévoit que les preneurs fermes peuvent placer et vendre les débentures à l'extérieur des États-Unis uniquement si ces opérations sont réalisées conformément au règlement S de la Loi de 1933.

En outre, pendant la période de 40 jours suivant le début du présent placement, le courtier (participant au présent placement ou non) qui place ou vend des débentures faisant l'objet du présent prospectus aux États-Unis pourrait violer les exigences d'inscription de la Loi de 1933 si le placement ou la vente n'est pas fait conformément à la règle 144A de la Loi de 1933.

LIENS ENTRE LES PRÊTEURS DE LA SOCIÉTÉ ET LES PRENEURS FERMES

Financière Banque Nationale Inc. est une filiale en propriété exclusive indirecte d'une banque à charte canadienne qui est un prêteur de la Société et envers laquelle celle-ci est endettée. On trouvera à la note 1 du tableau de la rubrique « Structure du capital consolidée de la Fiducie » une description de la facilité de crédit de la Société. Par conséquent, la Fiducie peut être considérée comme un émetteur associé à ce preneur ferme aux fins de la réglementation sur les valeurs mobilières de certaines provinces. La décision de placer les parts de fiducie aux termes des présentes a été prise, et les modalités du placement ont été établies, par voie de négociation entre la Société, pour le compte de la Fiducie, et Financière Banque Nationale Inc., pour le compte des preneurs fermes. La banque n'a pris part ni à cette décision ni à l'établissement de ces modalités; toutefois, elle a été mise au courant de l'émission et des modalités de celle-ci. En conséquence de la présente émission, Financière Banque Nationale Inc. recevra sa part de la rémunération des preneurs fermes. La totalité du produit net du présent placement, sauf environ 25 M$, qui serviront à rembourser les billets de financement provisoire par capitaux propres, sera affectée au remboursement d'une partie de la dette de la Fiducie envers cette banque. Voir « Emploi du produit ».

CONSIDÉRATIONS FISCALES FÉDÉRALES CANADIENNES

De l'avis de Burnet, Duckworth & Palmer LLP et de Blake, Cassels & Graydon s.r.l. (collectivement, les « **conseillers juridiques** »), le texte qui suit constitue un sommaire des principales considérations fiscales fédérales canadiennes, en vertu de la Loi de l'impôt et du règlement y afférent (le « **règlement** »), généralement applicables au porteur qui fait l'acquisition de débentures dans le cadre du présent placement et de parts de fiducie acquises aux termes de celles-ci (collectivement, les « **titres** ») et qui, aux fins de la Loi de l'impôt et à tous les moments pertinents, détient les titres en tant qu'immobilisations et n'a aucun lien de dépendance avec la Fiducie. En général, les titres seront considérés comme des immobilisations pour leur

porteur, à la condition que celui-ci ne les détienne pas dans le cadre de l'exploitation d'une entreprise de négociation de valeurs mobilières et qu'il ne les ait pas acquis dans le cadre d'une ou de plusieurs opérations considérées comme un risque de caractère commercial. Certains titres qui, autrement, ne seraient pas considérés comme des immobilisations pourraient l'être, dans certaines circonstances, si leur porteur fait le choix permis par le paragraphe 39(4) de la Loi de l'impôt. Le présent sommaire ne s'applique pas a) au souscripteur qui est une « institution financière », au sens de la Loi de l'impôt, aux fins des règles d'évaluation à la valeur du marché, b) au souscripteur dans lequel une participation constituerait un « abri fiscal déterminé » au sens de la Loi de l'impôt ni c) au souscripteur qui constitue une « institution financière déterminée », au sens de la Loi de l'impôt. Un tel souscripteur devrait consulter son fiscaliste avant d'investir dans les titres.

Le présent sommaire est fondé sur les dispositions de la Loi de l'impôt et du règlement en vigueur en date des présentes, sur les propositions expresses visant à modifier la Loi de l'impôt qui ont été annoncées publiquement avant la date des présentes (les « **modifications proposées** ») et sur l'interprétation que donnent les conseillers juridiques aux pratiques administratives actuelles publiées de l'Agence des douanes et du revenu du Canada. Le présent sommaire présume que les modifications proposées seront adoptées dans leur forme actuelle; toutefois, il n'est pas certain que ces modifications seront adoptées ni, le cas échéant, qu'elles le seront dans leur forme actuelle. Le présent sommaire n'aborde pas toutes les considérations fiscales fédérales canadiennes possibles et, sauf pour ce qui est des modifications proposées, il ne tient pas compte de modifications de la loi, que ce soit par voie législative, réglementaire ou judiciaire, ni tient compte de considérations fiscales provinciales, territoriales ou étrangères, qui pourraient différer considérablement de celles dont il est question dans les présentes.

Le présent sommaire, de nature générale seulement, n'est pas destiné à constituer un avis fiscal ou juridique à l'intention d'un porteur particulier ou d'un porteur éventuel de titres et il ne doit pas être interprété comme tel; aucune déclaration n'est faite quant aux conséquences fiscales applicables à de tels porteurs. Par conséquent, ceux-ci devraient consulter leurs fiscalistes pour obtenir des conseils en ce qui a trait aux incidences fiscales qui découleraient de l'acquisition de titres dans le cadre du présent placement ou de parts de fiducie au moment de la conversion ou du remboursement des débentures, compte tenu de la situation qui leur est propre.

Porteurs de titres résidents du Canada

La présente partie du sommaire s'applique aux porteurs de titres qui, aux fins de la Loi de l'impôt et à tous les moments pertinents, sont des résidents du Canada ou sont réputés l'être.

Débentures

Intérêt sur les débentures

Le porteur de débentures qui est une société par actions, une société de personnes, une fiducie d'investissement à participation unitaire ou une fiducie dont une société par actions ou une société de personnes est bénéficiaire sera tenu d'inclure dans le calcul de son revenu d'une année d'imposition l'intérêt sur les débentures qui lui revient à la fin de l'année d'imposition en question, ou qui lui est payable ou qui lui a été versé avant la fin de celle-ci, sauf s'il l'a déjà inclus dans son revenu d'une année d'imposition antérieure.

Tout autre porteur sera tenu d'inclure dans le calcul de son revenu d'une année d'imposition la totalité de l'intérêt sur les débentures qui lui a été versé ou qui doit l'être au cours de cette année d'imposition (selon la méthode que le porteur suit régulièrement pour calculer son revenu), sauf s'il l'a déjà inclus dans son revenu d'une année d'imposition antérieure. En outre, bien que la débenture ne constitue pas un « contrat de placement » (au sens de la Loi de l'impôt), si une débenture devient un « contrat de placement » d'un porteur, celui-ci sera tenu d'inclure dans son revenu d'une année d'imposition l'intérêt sur les débentures qui lui revient à la fin d'une « date anniversaire » (au sens de la Loi de l'impôt) survenant au cours de l'année en question, dans la mesure où il ne l'a pas déjà inclus dans son revenu de l'année en cours ou d'une année antérieure.

Le cédant d'une débenture sera généralement tenu d'inclure à titre d'intérêt, et non à titre de produit de disposition, le montant de l'intérêt couru et impayé sur cette débenture au moment du transfert, sauf si cette somme a par ailleurs été incluse au nom du cédant. Le calcul du montant de cet intérêt au moment d'un transfert de débentures est complexe et, dans certaines circonstances, obscur. Les vendeurs ou les cédants de débentures devraient consulter leurs fiscalistes relativement aux conséquences fiscales qui s'appliquent à eux.

Exercice du privilège de conversion

Le porteur d'une débenture qui convertit celle-ci en parts de fiducie aux termes du privilège de conversion sera considéré comme ayant disposé de cette débenture contre un produit de disposition égal au total de la juste valeur marchande des parts de fiducie ainsi acquises au moment de la conversion et de la somme en espèces reçue au lieu de fractions de parts de fiducie (sauf les parts de fiducie émises et les espèces reçues à l'égard de l'intérêt). Le porteur réalisera un gain en capital ou subira une perte en capital calculé selon la méthode décrite ci-après à la rubrique « Autres dispositions de débentures ».

Le coût, pour le porteur, des parts de fiducie ainsi acquises correspondra à la juste valeur marchande de celles-ci au moment de la conversion, et il faut faire la moyenne de ce coût et du prix de base rajusté de toutes les autres parts de fiducie détenues à titre d'immobilisations par le porteur aux fins du calcul du prix de base rajusté de ces parts de fiducie pour celui-ci.

Rachat ou remboursement de débentures

Si la Fiducie rachète une débenture avant l'échéance ou rembourse une débenture à l'échéance et que le porteur n'exerce pas le privilège de conversion avant ce rachat ou ce remboursement, celui-ci sera considéré comme ayant disposé de la débenture en contrepartie d'un produit de disposition égal à la somme qu'il a reçue (sauf la somme reçue à titre d'intérêt non versé ou à la place de celui-ci) au moment de ce rachat ou de ce remboursement. Si le porteur reçoit des parts de fiducie au moment du rachat ou du remboursement, il sera considéré comme ayant touché un produit de disposition égal à la juste valeur marchande des parts de fiducie ainsi reçues et le montant des espèces touchées au lieu de fractions de parts de fiducie. Le porteur pourrait réaliser un gain en capital ou subir une perte en capital calculé selon la méthode décrite ci-dessous à la rubrique « Autres dispositions de débentures ». Le coût, pour le porteur, des parts de fiducie ainsi reçues correspondra également à la juste valeur marchande de celles-ci au moment de la conversion, et il faut faire la moyenne de ce coût et du prix de base rajusté de toutes les autres parts de fiducie détenues à titre d'immobilisations par le porteur aux fins du calcul du prix de base rajusté de ces parts de fiducie.

Autres dispositions de débentures

En règle générale, le porteur d'une débenture qui dispose ou est réputé disposer de celle-ci réalise un gain en capital (ou subit une perte en capital) dans la mesure où le produit de disposition (rajusté de la manière décrite ci-dessous, relativement à l'intérêt couru) est supérieur (ou inférieur) au total du prix de base rajusté de la débenture pour le porteur et des frais de disposition raisonnables. Ces gains en capital ou ces pertes en capital seront traités, aux fins de l'impôt, de la même manière que les gains et les pertes en capital découlant d'une disposition de parts de fiducie; ce traitement est décrit ci-dessous à la rubrique « Porteurs de titres résidents du Canada – Parts de fiducie ».

Au moment de cette disposition réelle ou réputée d'une débenture, le porteur ne doit pas, de manière générale, tenir compte de l'intérêt couru sur celle-ci jusqu'à la date de disposition aux fins du calcul du produit de disposition de la débenture pour lui.

Parts de fiducie

Le porteur de parts sera généralement tenu d'inclure dans le calcul de son revenu d'une année d'imposition donnée la partie du bénéfice net de la Fiducie pour une année d'imposition, y compris les dividendes imposables et les gains en capital imposables réalisés nets, qui lui a été versée ou qui doit l'être au cours de l'année en question, que cette somme lui soit payable au moyen de l'émission de parts de fiducie supplémentaires ou non. Le revenu qu'un porteur de parts tire des parts de fiducie sera considéré comme un revenu provenant de biens et non comme un revenu relatif à des ressources (ou des « **bénéfices relatifs à des ressources** ») aux fins de la Loi de l'impôt. Les pertes subies par la Fiducie aux fins de la Loi de l'impôt ne peuvent être attribuées au porteur de parts de fiducie ni être considérées comme des pertes subies par ce dernier.

À la condition que la Fiducie fasse les attributions appropriées, la partie de ses gains en capital imposables nets et des dividendes imposables qui a été versée à un porteur de parts ou qui doit l'être conservera son caractère à ce titre entre les mains du porteur de parts aux fins de la Loi de l'impôt.

La partie non imposable des gains en capital réalisés nets de la Fiducie qui a été versée à un porteur de parts au cours d'une année ou qui doit l'être ne sera pas incluse dans le calcul du revenu de celui-ci pour l'année en question. Toute autre somme en sus du bénéfice net de la Fiducie qui a été versée par celle-ci à un porteur de parts au cours d'une année ou qui doit l'être ne doit pas, de manière générale, être incluse dans le revenu du porteur de parts pour l'année en question. Toutefois, lorsqu'une telle somme devient payable à un porteur de parts, sauf à titre de produit de disposition de parts de fiducie ou de fractions de celles-ci, le prix

de base rajusté des parts de fiducie détenues par ce porteur est généralement réduit de cette somme. Dans la mesure où le prix de base rajusté d'une part de fiducie, pour son porteur, est inférieur à zéro à la fin d'une année d'imposition, ce nombre négatif est réputé constituer un gain en capital du porteur de parts découlant de la disposition de cette part de fiducie au cours de l'année en question.

Au moment de la disposition réelle ou réputée d'une part de fiducie par un porteur de parts, que ce soit au moyen d'un rachat ou autrement, le porteur de part réalisera généralement un gain en capital (ou subira une perte en capital) dans la mesure où le produit de disposition (à l'exclusion de la somme qui doit être incluse dans le revenu du porteur de parts de la manière décrite ci-dessus) est supérieur (ou inférieur) au total du prix de base rajusté de la part de fiducie pour le porteur de parts et des frais de disposition raisonnables. Si des parts de fiducie sont rachetées et que des billets de rachat (au sens de la notice annuelle) sont émis au porteur de parts, le produit de disposition comprendra la juste valeur marchande des billets de rachat. Si des parts de fiducie sont rachetées et que des billets (au sens de la notice annuelle) sont distribués au porteur de parts en règlement du prix de rachat, le produit de disposition des parts de fiducie, pour le porteur de parts, sera généralement égal à la juste valeur marchande des billets ainsi distribués pour la Fiducie. En général, la moitié d'un gain en capital (un « **gain en capital imposable** ») réalisé par un porteur de parts au cours d'une année d'imposition doit être incluse dans le revenu de celui-ci pour l'année et la moitié d'une perte en capital (une « **perte en capital déductible** ») subie par un porteur de parts au cours d'une année d'imposition doit être déduite des gains en capital imposables réalisés par celui-ci au cours de l'année en question. L'excédent des pertes en capital déductibles subies au cours d'une année d'imposition sur les gains en capital imposables réalisés au cours de l'année en question peut généralement être reporté rétrospectivement et déduit des gains en capital imposables nets réalisés au cours de l'une ou l'autre des trois années d'imposition précédentes ou reporté prospectivement et déduit des gains en capital imposables nets réalisés au cours de l'une ou l'autre des années d'imposition ultérieures, dans la mesure et dans les circonstances décrites dans la Loi de l'impôt.

Une perte en capital subie au moment de la disposition d'une part de fiducie sera généralement réduite du montant des dividendes non imposables reçus par la Fiducie et payables au porteur de parts et, si celui-ci est une société par actions, du montant des dividendes imposables qui sont reçus par la Fiducie, payables à ce porteur de parts et déductibles par la société par actions aux fins du calcul de son revenu imposable. Des règles similaires s'appliquent au porteur de parts qui est une société de personnes ou une fiducie.

Le coût, pour le porteur de parts, des parts de fiducie acquises au moment de la conversion d'une débenture correspondra à la juste valeur marchande des parts de fiducie à ce moment-là (y compris les parts de fiducie émises à l'égard de l'intérêt couru et impayé) plus le montant des autres frais raisonnables engagés dans le cadre de cette acquisition. Il faut faire la moyenne de ce coût et du prix de base rajusté de toutes les autres parts de fiducie alors détenues à titre d'immobilisations par le porteur de parts aux fins du calcul du prix de base rajusté de chacune de ces parts de fiducie pour le porteur.

Les gains en capital imposables réalisés par un porteur de parts qui est un particulier pourraient donner lieu à un « impôt minimum de remplacement » selon la situation propre à celui-ci. Le porteur de parts qui, pendant une année d'imposition pertinente, est une « société privée sous contrôle canadien », au sens de la Loi de l'impôt, pourrait devoir payer un impôt remboursable supplémentaire de 6 2/3 % sur certains revenus de placement, y compris les gains en capital imposables.

Le prix de base rajusté d'un billet ou d'un billet de rachat distribué ou émis à un porteur de parts par la Fiducie au moment d'un rachat de parts de fiducie correspondra à la juste valeur marchande du billet ou du billet de rachat au moment de la distribution ou de l'émission, selon le cas, déduction faite de l'intérêt couru sur celui-ci. Un tel porteur de parts sera tenu d'inclure dans son revenu l'intérêt versé sur le billet ou le billet de rachat (y compris l'intérêt qui lui revient jusqu'à la date à laquelle il a acquis le billet) conformément aux dispositions de la Loi de l'impôt. Si un porteur de parts est tenu d'inclure dans son revenu l'intérêt couru qui lui revient jusqu'à la date à laquelle il a acquis le billet, il lui sera peut-être possible de se prévaloir d'une déduction compensatoire.

Porteurs de titres non-résidents du Canada

La présente partie du sommaire s'applique au porteur de titres qui, aux fins de la Loi de l'impôt et à tous les moments pertinents, n'est pas un résident du Canada ou réputé l'être, n'utilise ni ne détient, et n'est pas réputé utiliser ou détenir, des titres dans le cadre de l'exploitation d'une entreprise au Canada et n'est pas un assureur qui exploite ou qui est réputé exploiter une entreprise d'assurance au Canada ou ailleurs (un « **non-résident** »).

Débentures

L'intérêt versé ou crédité, ou réputé versé ou crédité (y compris les primes payables au moment des remboursements et l'intérêt couru à l'égard des ventes ou des transferts décrits ci-dessous), à un porteur non-résident de débentures, de billets ou de billets de rachat sera généralement assujetti à la retenue d'impôt canadien au taux de 25 %, à moins que ce taux ne soit réduit conformément à un traité fiscal applicable. Le taux de la retenue est réduit à 10 % si l'intérêt est versé ou crédité, ou réputé versé ou crédité, à des porteurs non-résidents de débentures, de billets ou de billets de rachat qui sont des résidents américains aux fins de la *Convention Canada-États-Unis en matière d'impôts (1980)* (la « **convention fiscale avec les États-Unis** »). L'intérêt couru ou impayé qui découle d'un transfert ou d'une vente de débentures effectué par un porteur non-résident sera considéré, dans certaines circonstances, comme de l'intérêt reçu par ce porteur et sera assujetti à la retenue d'impôt canadien, comme il est décrit dans les présentes et le vendeur ou le cessionnaire sera tenu de retenir et de remettre cet impôt de la manière prescrite par la Loi de l'impôt.

L'intérêt versé ou crédité, ou réputé versé ou crédité, à un non-résident sur un billet ou un billet de rachat sera généralement assujetti à la retenue d'impôt canadien de 25 %, à moins que ce taux ne soit réduit en vertu des dispositions d'une convention fiscale applicable. Le taux de la retenue est généralement réduit à 10 % si cet intérêt est versé ou crédité, ou réputé être versé ou crédité, à des non-résidents qui sont des résidents des États-Unis aux fins de la *Convention Canada-États-Unis en matière d'impôts (1980)*.

Si un porteur non-résident dispose d'une débenture, il ne sera généralement pas tenu de payer de l'impôt en vertu de la Loi de l'impôt pour les mêmes raisons que celles dont il est question ci-après si les parts de fiducie que détient un porteur en particulier (y compris celles acquises au moment d'une conversion ou d'un remboursement de débentures) ne constituent pas des « biens canadiens imposables » comme il est décrit à la rubrique « Porteurs de titres non-résidents du Canada – Parts de fiducie », sauf si la disposition est en faveur d'un résident du Canada et qu'une partie du produit est réputée être de l'intérêt. Cet intérêt est généralement assujetti à une retenue d'impôt canadien, comme il est décrit ci-dessous.

Le calcul du montant d'intérêt qui est réputé avoir été versé au moment d'un transfert de débentures est complexe et, dans certaines circonstances, obscur. Les vendeurs ou les cédants de débentures devraient consulter leurs fiscalistes pour savoir si l'obligation de retenue s'applique à eux.

Parts de fiducie

Si la Fiducie verse ou crédite, ou est réputée verser ou créditer, une somme à un porteur de parts non-résident sur son revenu, la somme en question sera assujettie à la retenue d'impôt canadien de 25 %, à moins que ce taux ne soit réduit conformément à une convention fiscale applicable. Le taux de la retenue est réduit à 15 % si ces distributions sont versées ou créditées, ou réputées versées ou créditées, à des porteurs de parts non-résidents qui sont des résidents américains aux fins de la convention fiscale avec les États-Unis.

Un gain en capital réalisé par un porteur de parts non-résident au moment de la disposition réelle ou réputée d'une part de fiducie ne sera pas assujetti à l'impôt en vertu de la Loi de l'impôt, à la condition que la part de fiducie ne constitue pas un « bien canadien imposable » pour ce porteur. Les parts de fiducie d'un porteur de parts non-résident ne constituent généralement pas des « biens canadiens imposables » en vertu de la Loi de l'impôt, sauf si a) à quelque moment que ce soit pendant la période de 60 mois précédant immédiatement la disposition des parts de fiducie, au moins 25 % des parts de fiducie émises, ou des droits d'acquisition d'au moins 25 % des parts de fiducie émises (y compris les droits découlant des débentures), appartenaient au porteur en question, à des personnes avec lesquelles il avait un lien de dépendance ou à une combinaison de ces personnes ou b) les parts de fiducie du porteur de parts non-résident sont par ailleurs réputées être des biens canadiens imposables. Le porteur de parts non-résident calcule généralement le prix de base rajusté de ces parts de fiducie selon les mêmes règles que celles qui s'appliquent aux résidents canadiens.

Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, cela pourrait avoir des conséquences fiscales défavorables pour les porteurs de parts non-résidents qui acquièrent une participation dans celle-ci.

Régime fiscal de la Fiducie

Selon les déclarations faites aux conseillers juridiques par la Société, la Fiducie est actuellement admissible à titre de « fiducie d'investissement à participation unitaire » et de « fiducie de fonds commun de placement » au sens de la Loi de l'impôt et le sera

à la date de clôture du présent placement et le présent sommaire présume qu'elle demeurera admissible à ces titres pendant toute son existence. Pour que la Fiducie soit admissible à titre de fiducie de fonds commun de placement en vertu de la Loi de l'impôt, elle doit généralement remplir certaines conditions factuelles durant toute son existence. Premièrement, elle ne doit pas avoir été établie ni être maintenue à quelque moment que ce soit principalement au profit de personnes qui sont des non-résidents du Canada aux fins de la Loi de l'impôt. Deuxièmement, elle doit compter au moins 150 porteurs de parts détenant chacun une « tranche » de parts de fiducie et étant chacun propriétaire de parts de fiducie ayant une juste valeur marchande globale d'au moins 500 $. Dans ce cas-ci, une « tranche » de parts de fiducie désigne généralement 100 parts de fiducie si la juste valeur marchande d'une part de fiducie est inférieure à 25 $. Troisièmement, la Fiducie est tenue de limiter ses activités au placement de ses fonds dans des biens (autre que des biens immeubles ou des intérêts dans des biens immeubles) et à l'acquisition, à la détention, à l'entretien, à l'amélioration, à la location et à la gestion de biens immeubles (ou d'intérêts dans des biens immeubles) qui sont des immobilisations pour la Fiducie.

Si la Fiducie n'était plus admissible à titre de fiducie de fonds commun de placement, les considérations fiscales applicables à la Fiducie et aux porteurs de titres seraient considérablement différentes, à certains égards, de celles décrites dans le présent sommaire.

Imposition de la Fiducie

La Fiducie est assujettie à l'impôt au cours de chaque année d'imposition sur son revenu annuel, y compris les gains en capital imposables réalisés nets, déduction faite de la partie de ceux-ci qui est versée ou qui doit l'être au cours de l'année aux porteurs de parts et qui est déduite par la Fiducie aux fins du calcul de son revenu aux fins de la Loi de l'impôt. Une somme sera considérée comme payable à un porteur de parts au cours d'une année d'imposition uniquement si elle lui est versée au cours de l'année par la Fiducie ou si le porteur de parts a le droit, au cours de l'année en question, d'exiger le paiement de cette somme. L'année d'imposition de la Fiducie correspond à l'année civile.

La Fiducie est tenue d'inclure dans son revenu de chaque année d'imposition toutes les sommes qu'elle doit toucher au cours de l'année relativement aux redevances qu'elle détient, y compris la PBN. La Fiducie est également tenue d'inclure dans son revenu la totalité de l'intérêt qui lui revient, y compris l'intérêt sur les billets, jusqu'à la fin de l'année, ou qu'elle peut recevoir ou qu'elle reçoit avant la fin de l'année, sauf dans la mesure où cet intérêt a été inclus dans le calcul de son revenu d'une année d'imposition antérieure. À la condition que la Fiducie fasse les attributions appropriées, tous les dividendes qu'elle aurait dû inclure par ailleurs dans son revenu à titre de dividendes reçus à l'égard des actions dont elle est propriétaire seront réputés avoir été reçus par les porteurs de parts et non par la Fiducie.

La Fiducie a le droit de se prévaloir de déductions annuelles relativement aux frais administratifs raisonnables qu'elle a engagés dans le cadre de son exploitation courante. La Fiducie a le droit de déduire une partie des frais qu'elle a engagés dans le cadre de l'émission de titres. Le montant de ces frais d'émission déductibles par la Fiducie au cours d'une année d'imposition correspond à 20 % de ces frais, calculés proportionnellement pour les années d'imposition abrégées, dans la mesure où la Fiducie ne les a pas déduits aux fins du calcul de son revenu d'une année d'imposition antérieure. De manière générale, la Fiducie sera en mesure de déduire l'intérêt qui a été versé ou qui est payable sur les débentures. L'intérêt sur les billets de rachat pourrait ne pas être déductible par la Fiducie. La Fiducie peut également déduire, aux fins du calcul de son revenu de toutes provenances d'une année d'imposition, une somme ne dépassant pas 10 %, de façon dégressive, de son compte de frais à l'égard de biens canadiens relatifs au pétrole et au gaz (les « **FBCPG** ») cumulatifs à la fin de l'année en question, calculés proportionnellement pour les années d'imposition abrégées. Les conseillers juridiques ont été informés que le coût de la PBN avait été ajouté au compte de FBCPG cumulatifs de la Fiducie. À la condition que la PBN constitue un « avoir minier canadien », si, par suite de la vente d'une propriété par une filiale en exploitation et de l'extinction de la PBN connexe, la Fiducie peut toucher un produit de disposition au cours d'une année d'imposition, le montant de ce produit (le « **produit de disposition de la redevance** ») devra être déduit du solde du compte de FBCPG cumulatifs de la Fiducie calculé par ailleurs. Si la totalité ou une partie du produit de disposition de la redevance pouvant être touché au cours d'une année d'imposition est utilisée au cours de l'année en question par la Fiducie dans le but d'acquérir des droits de redevance pétroliers et gaziers supplémentaires visant un ou plusieurs « avoirs miniers canadiens », au sens de la Loi de l'impôt, la somme ainsi utilisée sera ajoutée, au cours de l'année en question, à son compte de FBCPG cumulatifs. Si, compte tenu de tous les ajouts et de toutes les déductions effectués au cours d'une année d'imposition, le solde du compte de FBCPG cumulatifs de la Fiducie est négatif à la fin de cette année d'imposition, ce solde sera inclus dans le revenu de la Fiducie pour cette année. Des modifications récentes à la Loi de l'impôt précisent que la PBN ne constituera un « avoir minier canadien » que si, en général, 90 % et plus du revenu qui en découle provient de la production.

Sous réserve des remarques ci-dessous, la Fiducie peut déduire du calcul de son revenu d'une année une « déduction relative aux ressources » calculée par rapport à son « bénéfice modifié relatif à des ressources » calculé conformément au règlement et une partie des droits destinés à la Couronne qu'elle a payés ou remboursés. En général, le bénéfice modifié relatif à des ressources de la Fiducie correspond au revenu qu'elle tire des redevances, déduction faite des sommes déduites du calcul de son revenu autres que les déductions relatives à ses FBCPG cumulatifs, les intérêts débiteurs et toute somme déduite dans le cadre des distributions versées aux porteurs de parts. Selon des modifications récentes apportées à la Loi de l'impôt, la déduction relative aux ressources sera éliminée graduellement et la déductibilité des droits destinés à la Couronne sera mise en vigueur graduellement à compter de 2003. Après 2006, la déduction relative aux ressources sera éliminée et les droits destinés à la Couronne pourront être déduits entièrement.

Aux termes de l'acte de fiducie, une somme correspondant à la totalité du revenu de redevance, d'intérêt et de dividendes de la Fiducie pour chaque année, ainsi que les parties imposable et non imposable des gains en capital réalisés par la Fiducie au cours de l'année en question (déduction faite des frais de la Fiducie, y compris l'intérêt sur les débentures et les sommes, s'il y a lieu, qui doivent être conservées dans le but de payer l'impôt de la Fiducie), seront payables aux porteurs de parts. Le produit de disposition de la redevance sera également payable aux porteurs de parts dans la mesure où il crée un solde négatif du compte de FBCPG cumulatifs de la Fiducie au 31 décembre de l'année en question. Sous réserve des exceptions décrites ci-après, toutes les sommes payables aux porteurs de parts seront versées au moyen de distributions en espèces.

Conformément à l'acte de fiducie, la Fiducie peut affecter le revenu qu'elle touche au financement des rachats contre espèces de parts de fiducie. En outre, il est possible que le revenu touché par la Fiducie soit affecté au remboursement du capital des dettes impayées (y compris les débentures et les billets de rachat). Par conséquent, le revenu ainsi utilisé ne sera pas payable aux porteurs des parts de fiducie au moyen de distributions en espèces, mais il pourrait plutôt l'être sous forme de parts de fiducie supplémentaires pour que la Fiducie ne paie pas d'impôt à son égard.

Aux fins de la Loi de l'impôt, les conseillers juridiques ont été informés que la Fiducie entend déduire, aux fins du calcul de son revenu, le montant intégral qu'elle peut déduire au cours de chaque année dans la mesure de son revenu de l'année calculé par ailleurs. En conséquence, il est prévu que la Fiducie n'aura pas beaucoup d'impôt à payer en vertu de la Loi de l'impôt.

ADMISSIBILITÉ À DES FINS DE PLACEMENT

De l'avis des conseillers juridiques, d'après les déclarations de la Société et de la Fiducie relativement à certaines questions de fait, et compte tenu des réserves et des hypothèses dont il est question à la rubrique « Considérations fiscales fédérales canadiennes », à la date de clôture, les débentures et les parts de fiducie pouvant être émises au moment de la conversion ou du remboursement ou à l'échéance des débentures constitueront des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite (« **REER** »), des fonds enregistrés de revenu de retraite (« **FERR** »), des régimes de participation différée aux bénéfices (sauf, en ce qui a trait aux débentures, une fiducie régie par un régime de participation différée aux bénéfices auquel la Fiducie ou une société par actions avec laquelle la Fiducie a un lien de dépendance au sens de la Loi de l'impôt cotise) ou des régimes enregistrés d'épargne-études (« **REEE** ») en vertu de la Loi de l'impôt en vigueur à la date des présentes. La Société a avisé les conseillers juridiques que le coût indiqué des biens étrangers de la Fiducie, s'il y a lieu, a toujours été et sera inférieur à 30 % du coût indiqué de tous les biens de la Fiducie et que, par conséquent, à la date de clôture, les débentures et les parts de fiducie ne constitueront pas des biens étrangers pour ces régimes.

FACTEURS DE RISQUE

Un placement dans les parts de fiducie est assujetti à certains risques. Les épargnants devraient examiner attentivement les risques décrits à la rubrique « Facteurs de risque » de la notice annuelle en plus des facteurs de risque présentés ci-après.

Marché pour les débentures

Il n'y a actuellement aucun marché où les débentures peuvent être vendues. Il n'est pas certain qu'un marché actif se matérialisera à l'égard des débentures après le présent placement ni, le cas échéant, qu'il se maintiendra au prix d'émission du présent placement.

Dettes de rang supérieur

Le remboursement du capital des débentures et le versement de la prime, s'il y a lieu, et de l'intérêt sur celles-ci seront subordonnés, en droit de paiement, au remboursement intégral préalable de la dette de premier rang. Ils seront en outre effectivement subordonnés aux droits des créanciers des filiales de la Fiducie, sauf dans la mesure où cette dernière est un créancier de ces filiales ayant un rang au moins égal à celui de ces autres créanciers.

Absence de protection dans l'acte de fiducie

L'acte ne restreindra pas la capacité de la Fiducie de contracter d'autres dettes (y compris la dette de premier rang) ou de verser des distributions. L'acte ne contient aucune disposition expressément destinée à protéger les porteurs des débentures en cas d'opérations par emprunt futures auxquelles la Fiducie pourrait participer.

Modifications des normes comptables applicables aux débentures et aux billets de financement provisoire par capitaux propres

Le 3 novembre 2003, le Conseil des normes comptables de l'Institut Canadien des Comptables Agréés a approuvé une modification des normes comptables applicables aux instruments tels que les débentures et les billets de financement provisoire par capitaux propres. Les nouvelles normes exigent que les sommes impayées aux termes des débentures et des billets de financement provisoire par capitaux propres soient classés dans le passif et que les intérêts débiteurs connexes soient pris en compte à ce titre dans le calcul du bénéfice net. Les nouvelles normes s'appliquent aux périodes commençant à compter du 1er novembre 2004.

Volatilité du prix des marchandises et du cours du change

Les résultats d'exploitation et la situation financière de la Fiducie et, par conséquent, la PBN et les redevances directes, seront tributaires du prix touché à l'égard de la production de pétrole, de gaz naturel et de liquides de gaz naturel. Le prix du pétrole, du gaz naturel et des liquides de gaz naturel a fluctué grandement au cours des dernières années et est déterminé par les facteurs de l'offre et de la demande, y compris les conditions climatiques et la conjoncture économique générale ainsi que par la situation dans d'autres régions productrices de pétrole, facteurs qui sont indépendants de la volonté de la Société ou de la Fiducie. Le prix du pétrole tiré de la production au Canada tient également compte de la fluctuation du cours du change entre le dollar canadien et le dollar américain. Tout déclin du prix du pétrole et du gaz naturel ou toute augmentation des écarts pourrait avoir une incidence défavorable sur l'exploitation et la situation financière de la Fiducie ainsi que sur le montant des fonds dont elle dispose aux fins de la mise en valeur de ses réserves de pétrole et de gaz naturel. La Société pourrait gérer le risque lié à la fluctuation du prix des marchandises et du cours du change en concluant des contrats de couverture des prix du pétrole brut et du gaz naturel et des contrats de change ou en faisant en sorte que la Fiducie en fasse autant. Dans la mesure où la Société ou la Fiducie concluent des opérations de gestion du risque lié au prix des marchandises et au cours du change, elles seront assujetties au risque lié à la solvabilité des contreparties. En outre, les contrats de couverture du prix des marchandises peuvent nécessiter le paiement de marges, ce qui pourrait compromettre la capacité de la Fiducie d'effectuer des distributions aux porteurs de parts. La Société doit également respecter certains engagements continus en matière de couverture aux termes de sa facilité de crédit. Une augmentation marquée du prix des marchandises pourrait réduire les espèces distribuables.

Droit des non-résidents d'être propriétaire de parts de fiducie

Pour que la Fiducie puisse demeurer une fiducie de fonds commun de placement en vertu de la Loi de l'impôt, elle ne doit pas avoir été établie ni être maintenue principalement au profit de non-résidents du Canada (les « **non-résidents** ») au sens de la Loi de l'impôt. L'acte de fiducie prévoit que si, à quelque moment que ce soit, la Fiducie apprend que les propriétaires véritables de 49 % et plus des parts de fiducie alors en circulation sont ou pourraient être des non-résidents ou qu'une telle situation est imminente, la Fiducie, par elle-même ou par l'entremise de la Société, devra prendre toutes les mesures nécessaires pour mettre à effet l'intention énoncée ci-dessus. Voir la rubrique « Facteurs de risque – Modification du régime fiscal de la Fiducie » dans la notice annuelle.

PROMOTEURS

M. Bruce Chernoff et Kevin A. Bennett peuvent être considérés comme les promoteurs de la Fiducie, étant donné qu'ils ont pris l'initiative d'organiser l'entreprise et les affaires de celle-ci. Le tableau qui suit présente le nombre de parts de fiducie dont MM. Chernoff et Bennett sont propriétaires, directement ou indirectement :

Nom et municipalité de résidence du porteur de parts	Type de propriété	Nombre de parts de fiducie détenues en propriété	Pourcentage de parts de fiducie
M. Bruce Chernoff Calgary (Alberta)	Directe et véritable	5 221 731[(1)]	30,4 %
Kevin Bennett Calgary (Alberta)	Directe et véritable	700 000[(2)]	4,1 %

Notes

(1) Y compris les parts de fiducie détenues par Caribou, société contrôlée par M. Chernoff, et les parts de fiducie détenues dans les comptes REEE établis au profit des enfants de M. Chernoff. Ne comprend pas les parts de fiducie détenues par la conjointe de M. Chernoff.

(2) Ne comprend pas les parts de fiducie détenues par la conjointe de M. Bennett.

M. Chernoff a consenti, directement ou indirectement, divers prêts à la Fiducie. Les modalités de ces prêts sont décrites à la note 8 des états financiers consolidés vérifiés de la Fiducie pour la période allant du 10 juillet 2002 au 31 décembre 2002 et aux notes 3, 4 et 9 des états financiers consolidés intermédiaires non vérifiés de la Fiducie pour la période de neuf mois terminée le 30 septembre 2003, qui sont intégrées par renvoi au présent prospectus simplifié.

MM. Chernoff et Bennett ont avisé la Société de leur intention d'acheter, directement ou indirectement, des débentures d'un capital de 4 500 000 $ et de 250 000 $, respectivement, dans le cadre du présent placement.

INTÉRÊTS DES EXPERTS

Certaines questions d'ordre juridique ayant trait à l'émission des parts de fiducie qui font l'objet du présent prospectus seront examinées par Burnet, Duckworth & Palmer LLP, de Calgary, pour le compte de la Fiducie, et par Blake, Cassels & Graydon s.r.l., de Calgary, pour le compte des preneurs fermes. En date des présentes, les associés et les avocats salariés de Burnet, Duckworth & Palmer LLP, collectivement sont propriétaires de moins de 2 % des parts de fiducie en circulation et les associés et les avocats salariés de Blake, Cassels & Graydon s.r.l., collectivement, sont propriétaires de moins de 1 % des parts de fiducie en circulation.

Les estimations des réserves qui figurent dans la notice annuelle et sont intégrées par renvoi au présent prospectus sont fondées sur les rapports dressés par McDaniel & Associates Consultants Ltd., à titre de consultants indépendants, en date du 1er janvier 2003. En date des présentes, les associés de McDaniel & Associates Consultants Ltd. sont collectivement propriétaires, directement ou indirectement, de moins de 1 % des parts de fiducie en circulation.

VÉRIFICATEURS, AGENT CHARGÉ DE LA TENUE DES REGISTRES ET AGENT DES TRANSFERTS

Les vérificateurs de la Fiducie sont KPMG s.r.l., comptables agréés, 205, 5th Avenue S.W., bureau 1200, Calgary (Alberta) T2P 4B9.

Valiant Trust Company, à ses bureaux principaux de Calgary et de Toronto, est l'agent chargé de la tenue des registres et agent des transferts à l'égard des parts de fiducie.

CONSENTEMENT DES VÉRIFICATEURS

Au conseil d'administration de Harvest Operations Corp.

Nous avons lu le prospectus simplifié daté du 21 janvier 2004 relatif au placement de 50 000 débentures subordonnées convertibles non garanties, 9 %, de Harvest Energy Trust (la « Fiducie »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à l'utilisation par voie d'intégration par renvoi dans le prospectus simplifié susmentionné de notre rapport daté du 21 mars 2003 au fiduciaire de la Fiducie et aux administrateurs de Harvest Operations Corp. (la « **Société** ») portant sur les états financiers consolidés vérifiés de la Fiducie pour la période allant du 10 juillet 2002, date de la formation, au 31 décembre 2002, de notre rapport daté du 18 septembre 2002 au conseil d'administration de la Société portant sur le tableau des produits et des charges vérifié des propriétés acquises auprès de Devon Canada Corporation pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2001, de notre rapport daté du 18 septembre 2002 aux administrateurs de la Société portant sur le tableau des produits et des charges vérifié des propriétés acquises auprès d'Anadarko Canada Corporation pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2001, de notre rapport daté du 3 octobre 2003 aux administrateurs de la Société portant sur le tableau des produits et des charges vérifié des propriétés Carlyle pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2002, et de notre rapport sur la compilation daté du 21 novembre 2003 au fiduciaire de la Fiducie et aux administrateurs de la Société portant sur les états financiers pro forma de la Fiducie au 30 septembre 2003 et pour la période de neuf mois arrêtée à cette date et pour l'exercice terminé au 31 décembre 2002.

Calgary, Canada
Le 21 janvier 2004

(signé) KPMG s.r.l.
Comptables agréés

DROIT DE RÉSOLUTION ET SANCTIONS CIVILES

Les lois établies par diverses autorités législatives au Canada confèrent à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception ou la réception présumée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus ou des modifications contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus ou des modifications. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

ATTESTATION DE LA FIDUCIE ET DES PROMOTEURS

Le 21 janvier 2004

Le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de toutes les provinces canadiennes. Aux fins de la province de Québec, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres qui font l'objet du placement.

Pour **HARVEST ENERGY TRUST**,
Harvest Operations Corp.,

(signé) Jacob Roorda
Président et à titre de chef de la direction

(signé) David M. Fisher
Vice-président, Finances et à titre de chef des finances

Au nom du conseil d'administration,

(signé) M. Bruce Chernoff
Administrateur

(signé) John A. Brussa
Administrateur

Pour les **PROMOTEURS**,

(signé) M. Bruce Chernoff

(signé) Kevin A. Bennett

ATTESTATION DES PRENEURS FERMES

Le 21 janvier 2004

À notre connaissance, le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de toutes les provinces canadiennes. Aux fins de la province de Québec, à notre connaissance, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres qui font l'objet du placement.

Pour FINANCIÈRE BANQUE NATIONALE INC.,

(signé) L. Trevor Anderson

Pour MARCHÉS MONDIAUX CIBC INC.,

(signé) T. Timothy Kitchen

Pour FIRSTENERGY CAPITAL CORP.,

(signé) Nicholas J. Johnson

Pour HAYWOOD SECURITIES INC.,

(signé) David G. McGorman

Pour VALEURS MOBILIÈRES TD INC.,

(signé) Alec W. G. Clark

Pour LA CORPORATION CANACCORD CAPITAL,

(signé) Karl B. Staddon

119

This short form prospectus constitutes a public offering of these ... wfully offered for sale and therein only by persons permitted to sell ... ut these securities and it is an offence to claim otherwise. These ... Act of 1933, as amended (the "1933 Act") or any state securitie... iese securities may not be offered or sold within the United Stat... t) except in transactions exempt from the registration requirem... is does not constitute an offer to sell or a solicitation of an offer ...

04 MAR -9 AM 7:21

Information has been incorporated by re... ommissions or similar authorities in Canada. Copies of the documents inc... equest without charge from the Corporate Secretary of Harvest Operations Corp. at 1900, 330 ... berta, T2P 0L4 (toll free number 1-866-666-1178). For the purpose of the Province of Québec, this simplified prosp... ntains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Harvest Operations Corp. at the above-mentioned address and telephone number.

New Issue | **January 21, 2004**

SHORT FORM PROSPECTUS

Harvest Energy Trust

$50,000,000
9% Convertible Unsecured Subordinated Debentures

This short form prospectus qualifies the distribution of 50,000 9% convertible unsecured subordinated debentures due May 31, 2009 (the "**Debentures**") of Harvest Energy Trust (the "**Trust**") at a price of $1,000 per Debenture (the "**Offering**"). The Debentures bear interest at an annual rate of 9% payable semi-annually on May 31 and November 30 in each year commencing May 31, 2004. The Debentures are redeemable by the Trust at a price of $1,050 per Debenture after May 31, 2007 and on or before May 31, 2008 and at a price of $1,025 per Debenture after May 31, 2008 and before maturity on May 31, 2009, in each case, plus accrued and unpaid interest thereon, if any. See "Details of the Offering".

Debenture Conversion Privilege

Each Debenture will be convertible into trust units of the Trust ("**Trust Units**") at the option of the holder at any time prior to the close of business on the earlier of May 31, 2009 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $14.00 per Trust Unit, subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest thereon. Notwithstanding the foregoing, no Debentures may be converted during the 5 Business Days preceding and including May 31 and November 30 in each year, commencing May 31, 2004, as the registers of the Debenture Trustee (as hereinafter defined) will be closed during such periods.

The issued and outstanding Trust Units are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "HTE.UN". There is currently no market through which the Debentures may be sold. The Trust has applied to list the Debentures distributed under this short form prospectus and the Trust Units issuable on the conversion, redemption or maturity of the Debentures on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX. On January 20, 2004, the closing price of the Trust Units on the TSX was $13.95.

The offering price of the Debentures was determined by negotiations between Harvest Operations Corp. (the "**Corporation**"), on behalf of the Trust, and National Bank Financial Inc., on behalf of itself and on behalf of CIBC World Markets Inc., FirstEnergy Capital Corp., Haywood Securities Inc., TD Securities Inc. and Canaccord Capital Corporation (collectively, the "**Underwriters**").

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust
Per Debenture	$1,000	$40	$960
Total[(1)]	$50,000,000	$2,000,000	$48,000,000

Notes:

(1) Before deducting expenses of this offering, estimated to be $200,000, which will be paid from the general funds of the Trust.

(2) The Trust has granted to the Underwriters an option (the "**Underwriters' Option**") to purchase up to an additional 10,000 Debentures on the same terms as set forth above exercisable at any time until 48 hours prior to the closing of the Offering, which additional Debentures are qualified for distribution under this prospectus. If the Underwriters' Option is exercised in full, the total offering, the Underwriters' Fee and the Net Proceeds to the Trust before deducting expenses of this offering will be $60,000,000, $2,400,000 and $57,600,000, respectively. This short form prospectus qualifies the grant of the Underwriters' Option and the issuance of the Debentures upon the exercise of the Underwriters' Option.

National Bank Financial Inc. is an indirect wholly-owned subsidiary of a Canadian chartered bank which is a lender to the Corporation and to which the Corporation is indebted. Consequently, the Trust may be considered to be a connected issuer of this Underwriter for the purposes of securities regulations in certain provinces. The net proceeds of this offering will be used to repay a portion of the indebtedness of the Corporation to such bank. See "Relationship Between the Corporation's Lenders and the Underwriters".

The Underwriters, as principals, conditionally offer the Debentures for sale, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. See "Plan of Distribution".

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing of this Offering will be held on or about January 29, 2004 or such other date as the Trust and the Underwriters may agree upon. Certificates for the aggregate principal amount of the Debentures will be issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") and will be deposited with CDS on the date of closing. No certificates evidencing the Debentures will be issued to purchasers, except in certain limited circumstances, and registration will be made in the depositary service of CDS. Purchasers of the Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. Subject to applicable laws, the Underwriters may, in connection with this Offering, effect transactions which stabilize or maintain the market price of the Trust Units or the Debentures at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution".

SUMMARY

This summary is qualified by the detailed information and financial statements appearing elsewhere in this short form prospectus or incorporated by reference herein. Reference is made to the Glossary of Terms and the body of this short form prospectus for the definitions of certain terms with initial capital letters used in this short form prospectus and in this summary.

Harvest Energy Trust

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta and created pursuant to the Trust Indenture. The Trust is a publicly traded oil and natural gas energy trust engaged, through its wholly-owned subsidiaries, in the exploration for, and the acquisition, development and production of oil and natural gas reserves. Although the Trust receives income from the NPI from each of the Corporation and HST, all oil and natural gas operations are conducted through the Corporation, and the Trust is managed solely by the Corporation pursuant to the Trust Indenture and the Administration Agreement.

The Offering

Issuer: Harvest Energy Trust

Offering: 9% convertible unsecured subordinated debentures, due May 31, 2009

Amount of Offering: $50,000,000 (and up to an additional $10,000,000 if the Underwriters' Option is exercised)

Price: $1,000 per Debenture

Use of Proceeds: The net proceeds to the Trust from the sale of the Debentures, after deducting fees payable to the Underwriters and estimated expenses of the Offering, are estimated to be $47.8 million. If the Underwriters' Option is exercised in full, the net proceeds from the sale of the Debentures hereunder after deducting the fees payable to the Underwriters and the estimated expenses of the Offering, are estimated to be $57.4 million. Approximately $25 million of the net proceeds will be used to repay the Equity Bridge Notes and the remainder will initially be used to repay outstanding bank indebtedness and then will be used for general trust purposes. See "Use of Proceeds".

Risk Factors: An investment in Debentures involves certain risks which should be carefully considered by prospective investors, including the nature of the Debentures, general economic factors, results of operations, financing risks and risks related to the business of the Trust and its assets. See "Risk Factors".

Debentures

Maturity: May 31, 2009

Interest: 9% per annum payable semi-annually in arrears in equal instalments (other than in respect of the period from the closing of the Offering to, but excluding, May 31, 2004) on May 31 and November 30 in each year, commencing May 31, 2004. The first interest payment will include interest accrued from the closing of the Offering to, but excluding, May 31, 2004.

Conversion:	The Debentures will be convertible into fully paid and non-assessable Trust Units at the option of the holder at any time prior to the close of business on the earlier of May 31, 2009 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures at a conversion price of $14.00 per Trust Unit, being a conversion rate of 71.4286 Trust Units per $1,000 principal amount of Debentures, subject to adjustment as provided in the Indenture (as defined herein). Notwithstanding the foregoing, no Debentures may be converted during the 5 Business Days preceding and including May 31 and November 30 in each year, commencing May 31, 2004, as the registers of the Debenture Trustee (as defined herein) will be closed during such periods. See "Details of the Offering – Conversion Privilege".
Redemption:	The Debentures will not be redeemable at the option of the Trust on or before May 31, 2007. After May 31, 2007, and on or prior to maturity, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days prior notice at a price equal to $1,050 per Debenture after May 31, 2007 and on or before May 31, 2008 and at a price of $1,025 per Debenture after May 31, 2008 and before maturity, in each case, plus accrued and unpaid interest thereon, if any. See "Details of the Offering – Redemption and Purchase".
Payment upon Redemption of Maturity:	On redemption or at maturity, the Trust may, at its option on not more than 60 days and not less than 40 days prior notice and subject to regulatory approval, elect to satisfy its obligation to pay the redemption price or the principal amount of the Debentures upon maturity, as the case may be, by issuing and delivering that number of Trust Units obtained by dividing the principal amount of the outstanding Debentures which are to be redeemed or which have matured by 95% of the current market price of the Trust Units on the date fixed for redemption or the maturity date, as the case may be. Any accrued and unpaid interest thereon will be paid in cash. The term "current market price" will be defined in the Indenture (as defined herein) to mean the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be. See "Details of the Offering – Payment upon Redemption or Maturity".
Subordination:	The payment of the principal of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness (as defined in the Indenture) of the Trust. The Debentures will also be effectively subordinated to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. See "Details of the Offering – Subordination".
Change of Control:	Upon the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the Trust Units of the Trust, the Trust will be required to make an offer to purchase, within 30 days following the consummation of the change of control, all of the Debentures at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest. See "Details of the Offering – Change of Control of the Trust".

TABLE OF CONTENTS

CONVERSIONS

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.4047
hectares	acres	2.471

In this short form prospectus, unless otherwise noted, all dollar amounts are expressed in Canadian dollars.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various provincial securities commissions or similar regulatory authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a) the Initial Annual Information Form of the Trust dated December 10, 2003;

(b) the audited consolidated financial statements and notes thereto of the Trust from formation on July 10, 2002 to December 31, 2002, together with the report of the auditors thereon dated March 21, 2003;

(c) management's discussion and analysis of the financial condition and operating results of the Trust from formation on July 10, 2002 to December 31, 2002;

(d) the unaudited interim consolidated financial statements of the Trust for the nine months ended September 30, 2003;

(e) management's discussion and analysis of the financial condition and operating results of the Trust for the nine months ended September 30, 2003;

(f) the Information Circular - Proxy Statement of the Trust dated April 30, 2003, relating to the annual and special meeting of Unitholders held on June 12, 2003 (excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance");

(g) the Material Change Reports of the Trust dated October 10, 2003 and October 23, 2003, relating to the acquisition of the Carlyle Properties and the October Equity Offering; and

(h) the Material Change Reports of the Trust dated January 22, 2003 and February 4, 2003, relating to the issuance by the Trust of 1,500,000 special warrants for gross proceeds of $15,000,000.

Any material change report and any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation, at 1900, 330 – 5th Avenue S.W., Calgary, Alberta, T2P 0L4 (toll free number 1-866-666-1178). For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Corporation at the above mentioned address and telephone number.

GLOSSARY OF TERMS

In this short form prospectus, the following terms shall have the meanings set forth below, unless otherwise indicated:

"AIF" means the Initial Annual Information Form of the Trust dated December 10, 2003.

"Administration Agreement" means the agreement dated September 27, 2002 between the Trustee and the Corporation pursuant to which the Corporation provides certain administrative and advisory services in connection with the Trust.

"Board of Directors" means the board of directors of the Corporation.

"Bridge Lenders" means, collectively, Caribou and the Chairman of the Corporation.

"Bridge Notes" means, collectively, the bridge notes dated September 29, 2003 between the Trust and each of the Bridge Lenders providing for advances of up to $30,000,000 to the Trust to assist with the payout of the then existing credit facility and the payment of the Deferred Purchase Price Obligation as a result of the acquisition of the Carlyle Properties.

"Capital Fund" means the cumulative amount of funds that the Trust retains from Cash Available For Distributions to finance future acquisitions and development of properties.

"Caribou" means Caribou Capital Corp.

"Carlyle Properties" means various working, royalty, proprietary 3D seismic and other interests acquired pursuant to the Carlyle Properties Transaction.

"Carlyle Properties Acquisition Agreement" means the agreement of purchase and sale between the Carlyle Properties Vendor and the Corporation dated effective October 1, 2003 for the purchase of the Carlyle Properties.

"Carlyle Properties Transaction" means the acquisition of the Carlyle Properties by the Corporation pursuant to the Carlyle Properties Acquisition Agreement.

"Carlyle Properties Vendor" means a senior oil and natural gas partnership.

"Cash Available For Distribution" means, for any particular period, all amounts available for distribution during any applicable period by the Trust to holders of Trust Units prior to any retention by the Trust for the Capital Fund.

"CDS" means The Canadian Depositary for Securities Limited.

"Corporation" means, as the context requires, the Trust's wholly-owned subsidiary, Harvest Operations Corp., a corporation amalgamated under the *Business Corporations Act* (Alberta) on January 1, 2004 and, prior to January 1, 2004, a corporation incorporated under the *Business Corporations Act* (Alberta);

"Current Bank Facility" means the credit facility provided by the Current Lender.

"Current Lender" means a syndicate of lenders comprised of two Canadian chartered banks and Alberta Treasury Branches.

"Debenture Trustee" means the trustee of the Debentures, proposed to be Valiant Trust Company.

"Debentures" means the 9% convertible unsecured subordinated debentures of the Trust due May 31, 2009.

"Deferred Purchase Price Obligation" means, collectively, the ongoing obligation of the Trust to pay to the Corporation and HST, to the extent of the Trust's available funds, an amount equal to 99% of the cost of, including any amount borrowed to acquire, any Canadian resource property acquired by an Operating Subsidiary, and the cost of, including any amount borrowed to fund, certain designated capital expenditures in relation to the Properties.

"Direct Royalties" means royalty interests in petroleum and natural gas rights acquired by the Trust from time to time pursuant to a Direct Royalties Sale Agreement.

"Direct Royalties Sale Agreement" means any purchase and sale agreement between the Trust and an Operating Subsidiary providing for the purchase by the Trust from such Operating Subsidiary of Direct Royalties.

"DRIP Plan" means the Trust's Distribution Reinvestment and Optional Unit Purchase Plan.

"Equity Bridge Notes" means, collectively, the equity bridge notes dated July 28, 2003 and amended September 29, 2003 between the Trust and each of the Bridge Lenders providing for advances of up to $40 million to the Trust to assist in the payout of the Corporation's then existing credit facility and the payment of the Deferred Purchase Price Obligation as a result of the Carlyle Properties Transaction.

"Exchangeable Shares" means the non-voting exchangeable shares in the capital of the Corporation.

"HST" means Harvest Sask Energy Trust, a trust established under the laws of the Province of Alberta, wholly-owned by the Trust.

"Indenture" means the trust indenture to be dated as of the closing of the Offering which will be made among the Trust, the Corporation and the Debenture Trustee, as trustee.

"Initial Public Offering" means the initial public offering of 3,750,000 Trust Units at a price of $8.00 per Trust Unit completed on December 5, 2002, resulting in gross proceeds of $30,000,000, and includes the over allotment option granted in favour of and exercised by the underwriters to acquire an additional 562,500 Trust Units at a price of $8.00 per Trust Unit, resulting in gross proceeds of $4,500,000.

"NPI" means, collectively, the net profit interest owing by the Operating Subsidiaries to the Trust pursuant to the NPI Agreements.

"NPI Agreements" means, collectively, the amended and restated net profit interest agreement dated September 27, 2002 between Harvest Operations Corp. and the Trust, the royalty agreement dated effective January 17, 2003 between WEI and BNY Trust Company of Canada and the net profit interest agreement dated October 17, 2003 between HST and the Trust and **"NPI Agreement"** means any one of these agreements, as applicable.

"October Equity Offering" means the issue of 4,312,500 Trust Units at a price of $12.00 per Trust Unit for gross proceeds of $51.8 million which was completed on October 16, 2003.

"Operating Subsidiaries" means, collectively, the Corporation and HST, each a wholly-owned subsidiary of the Trust, and **"Operating Subsidiary"** means either of the Corporation or HST, as applicable.

"Properties" means the working, royalty or other interests of the Corporation and HST in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by either of the Corporation or HST from time to time.

"Senior Indebtedness" means all indebtedness, liabilities and obligations of the Trust (whether outstanding as at the date of the Indenture or thereafter created, incurred or assumed or for which it is liable in respect of any guarantee, indemnity, suretyship or joint and several liability) (i) in respect of borrowed money of itself or any subsidiary; (ii) in connection with the acquisition of any business, properties or asset by itself or any subsidiary; (iii) in connection with risk mitigation instruments or agreements of itself or a subsidiary; (iv) to any trade creditors of itself or any subsidiary; or (v) renewals, extensions, restructurings, refinancings and refunding of any of the foregoing; unless the instrument creating or evidencing any of the foregoing provides that such indebtedness, liabilities or obligations are to rank *pari passu*, or subordinate, in right of payment to the Debentures.

"Tax Act" means the Income *Tax Act* (Canada) and the regulations thereunder.

"Trust" means Harvest Energy Trust.

"Trust Indenture" means the amended and restated trust indenture dated September 27, 2002 between the Trustee and the Corporation as such indenture may be further amended by supplemental indentures from time to time.

"Trustee" means the trustee of the Trust, presently Valiant Trust Company.

"Trust Units" means the units of the Trust, each unit representing an equal undivided beneficial interest therein.

"TSX" means the Toronto Stock Exchange.

"Underwriters" means National Bank Financial Inc., CIBC World Markets Inc., FirstEnergy Capital Corp., Haywood Securities Inc., TD Securities Inc. and Canaccord Capital Corporation.

"Underwriters' Option" means the option granted by the Trust to the Underwriters to purchase up to an additional 10,000 Debentures on the terms described under "Plan of Distribution".

"Unit Incentive Plan" means the Trust's unit incentive plan.

"Unitholders" means holders of Trust Units.

"WEI" means the Trust's former wholly-owned subsidiary, Westcastle Energy Inc., a corporation incorporated under the *Business Corporations Act* (Alberta) and which amalgamated with the Corporation on January 1, 2004, with the amalgamated corporation continuing under the name "Harvest Operations Corp.".

RESERVE DISCLOSURE

The Trust will be subject to National Instrument 51-101 of the Canadian Securities Administrators ("**NI 51-101**"), which was implemented in September 2003 and requires public filings which apply the new standards set forth therein in 2004, containing information as at the end of the Trust's financial year of December 31, 2003. NI 51-101, which prescribes standards for the preparation and disclosure of oil and gas reserves and related estimates, requires the annual public filing of certain of those estimates and other information pertaining to oil and gas activities, and specifies responsibilities of corporate directors. In particular, the definitions of proved reserves and probable reserves have been modified and contain specific quantifications of levels of certainty of 90% for proved reserves and of 50% for proved plus probable reserves. Additionally, evaluators have been made accountable to standards contained in NI 51-101. The reserve information prepared by McDaniel & Associates Consultants Ltd. contained in the AIF (collectively, the "**Engineering Reports**") was prepared in accordance with National Policy 2-B ("**NP 2-B**"). McDaniel & Associates Consultants Ltd. have advised the Trust that, in their opinion, if they would have evaluated the reserves effective January 1, 2003 using the reserve definitions set forth in NI 51-101, the "proved reserves" and "proved plus probable reserves" would not be materially different than "proved reserves" and "proved plus half probable reserves" contained in the Engineering Reports prepared in accordance with NP 2-B.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and the Corporation believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- the size of the oil and natural gas reserves;
- projections of market prices and costs and related sensitivities to distributions;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes; and
- the capital expenditure program

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of oil and natural gas reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- domestic and international political and economic uncertainty;
- terrorism; and
- the other factors described under "Risk Factors".

These factors should not be construed as exhaustive. Neither the Trust nor the Corporation undertakes any obligation to publicly update or revise any forward-looking statements.

HARVEST ENERGY TRUST

General

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 1900, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4. Although the Trust receives income from the NPI from each of the Corporation and HST, all oil and natural gas operations are conducted through the Corporation and the Trust is managed solely by the Corporation pursuant to the Trust Indenture and the Administration Agreement.

Structure of the Trust

The structure of the Trust and the flow of cash from the Properties to the Operating Subsidiaries, from the Operating Subsidiaries to the Trust and from the Trust to Unitholders are set forth below:


Unitholders
Distributable Cash
Equity Bridge Notes
Harvest Energy Trust
Capital Fund (6)
Capital Fund Contribution
NPI Income (5)
Debt Service
Banking Facilities
Credit Advances
Operating Subsidiaries (1)(2)
Direct Royalties (4)
Net Revenue from the Sale of 99% of Production
Reclamation Fund
Reserve Fund
Properties (3)

Notes:

(1) As at the date hereof, the Operating Subsidiaries consist of Harvest Operations Corp. and HST, each of which is a direct wholly-owned subsidiary of the Trust.
(2) Although the Trust receives NPI income from each of the Operating Subsidiaries, all operations and management of the Trust are conducted through the Corporation.
(3) The Operating Subsidiaries own the Properties.
(4) In addition to the NPI, the Trust holds various Direct Royalties.
(5) The Trust receives regular monthly payments in accordance with the NPI Agreements.
(6) The Trust may retain up to 50% of the Cash Available For Distribution in its Capital Fund to finance future acquisitions and development of the Properties.

General Development of the Business

The following is a description of the general development of the business of the Trust.

The Corporation was incorporated on May 14, 2002 to carry on oil and natural gas acquisition, development and production activities. The Board of Directors then reviewed its strategic alternatives and based on such review determined that the formation of an energy royalty trust was the optimal structure. On July 10, 2002, the Trust was formed pursuant to the Trust Indenture. On the same date, the Corporation and the Trust entered into a net profit agreement which has been amended and restated effective September 27, 2002 pursuant to which the Corporation granted to the Trust the right to receive income from the net profit interest created thereby on Properties held by the Corporation from time to time. Pursuant to that NPI Agreement, the Trust paid to the Corporation $12.6 million using the proceeds from an interim loan provided by Caribou to the Trust.

On July 10, 2002 the Corporation acquired certain direct royalties and properties from a major oil and natural gas producer for an aggregate purchase price of $26.1 million. The acquisition consisted of an overriding royalty interest of 7.10688% in the Choice Viking Gas Unit No. 1, and an approximate 99% working interest in oil and natural gas producing properties that are both unitized and non-unitized. The purchase price was funded by an advance under the Corporation's credit facilities and, indirectly, through an interim loan provided by Caribou to the Trust.

On August 1, 2002 the Corporation entered into an Agreement of Purchase and Sale with a major oil and natural gas producer to purchase certain direct royalties and properties effective June 1, 2002 for an aggregate purchase price of $71.8 million. The Corporation completed the acquisition on November 15, 2002. The acquisition consisted of a direct royalty interest and an interest in oil and natural gas producing properties located in East Central Alberta. The purchase price was funded by an advance under the Corporation's credit facilities and, indirectly, through an interim loan provided by Caribou to the Trust.

On December 5, 2002, the Trust completed the Initial Public Offering, which resulted in the issuance of 3,750,000 Trust Units and aggregate gross proceeds of $30.0 million. Approximately $22.9 million from the net proceeds of the Initial Public Offering was used to repay interim loans which had been provided by Caribou to the Trust (including accrued interest) and approximately $5.4 million from the net proceeds of the Initial Public Offering was used to partially repay bank indebtedness. The balance was used for general working capital purposes.

On December 17, 2002, the Trust issued 562,500 Trust Units to FirstEnergy Capital Corp. and Haywood Securities Inc. as a result of the exercise of an over-allotment option granted to them in connection with the Initial Public Offering. The gross proceeds from the sale of such Trust Units were $4.5 million.

On February 4, 2003, the Trust sold 1,500,000 special trust unit purchase warrants ("**Special Warrants**") to a syndicate of underwriters at a price of $10.00 per Special Warrant for net proceeds of $13.7 million. Each Special Warrant entitled the holder to receive on exercise or deemed exercise one Trust Unit for the payment of no additional consideration. On March 7, 2003, the Trust received receipts for a (final) prospectus qualifying the Trust Units issuable on exercise of the Special Warrants and on March 7, 2003, the Trust issued 1,500,000 Trust Units on the deemed exercise of the Special Warrants. The net proceeds were used to partially repay bank indebtedness and for working capital.

During April and May, 2003, the Corporation closed the acquisition of various interests in two properties in the Killarney area of Alberta. The properties were acquired from two major oil and natural gas producers for $13.2 million and the issuance of 200,000 Trust Units, respectively. The cash acquisition was financed through the Corporation's credit facilities. Included with the acquisition was an interest in two oil batteries.

At the Annual and Special Meeting of Unitholders of the Trust held on June 12, 2003, Unitholders approved resolutions respecting each of the matters set forth below:

- to amend the Trust Indenture to authorize the creation of an unlimited number of special voting units ("**Special Voting Units**"). Each Special Voting Unit entitles the holder thereof to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of the Corporation in the resolution authorizing the issuance of any such Special Voting Units;

- to amend the Trust Indenture to grant the Corporation (through the Board of Directors) the specific authority and responsibility for any and all matters relating to the terms of the NPI Agreement and other material contracts of the Trust (other than as otherwise provided in the Trust Indenture) including any amendments thereto;

- to amend the Trust Indenture to clarify and elaborate upon the responsibility which had previously been delegated to the Corporation in respect of matters relating to an issuance or offering of Trust Units or any other rights, warrants or other securities to purchase, to convert into or to exchange into Trust Units;

- to authorize an amendment of the articles of the Corporation to create a new class of non-voting common shares, issuable in series ("**Non-Voting Shares**"). Except for the right to notice of and to attend at any meetings of the shareholders of the Corporation, the holder of the Non-Voting Shares will have the same rights as the holders of common shares of the Corporation;

- to increase the number of Trust Units which may be reserved for issuance under the Unit Incentive Plan by 246,000 Trust Units from 875,000 Trust Units to a cumulative maximum number of 1,121,000 Trust Units; and
- approving the issuance by the Trust in one or more private placements during the 12 month period commencing June 12, 2003, of up to 11,210,957 Trust Units, subject to certain restrictions.

On June 27, 2003, the Trust completed the acquisition of all of the common shares of WEI and an NPI in certain producing oil and natural gas properties held by WEI in exchange for total consideration of approximately $10.1 million (consisting of the issuance of 625,000 Trust Units, $3 million in cash and a $850,000 unsecured promissory note) plus the assumption of $2.8 million in bank debt and $2.3 million in working capital deficit. The oil and natural gas producing properties acquired included working interests ranging from 20% to 100% in the fields of Amisk, Czar and Killarney, all of which are operated by the Corporation.

On July 29, 2003, the Corporation entered into an agreement in respect of the purchase of partnership interests in a New Brunswick limited partnership which held the Carlyle Properties. On September 29, 2003 the Corporation entered into an agreement wherein the interests of the Corporation in the July 29, 2003 agreement referred to above were assigned to the Carlyle Properties Vendor and wherein it was agreed that substantially all of the Carlyle Properties would be conveyed to the Corporation. On October 1, 2003, the Corporation entered into the Carlyle Properties Acquisition Agreement with the Carlyle Properties Vendor to acquire substantially all of the Carlyle Properties effective October 1, 2003 for total consideration of approximately $80 million, prior to adjustments and transaction costs. Closing of the Carlyle Properties Acquisition occurred on October 16, 2003. Subsequent to the purchase of the Carlyle Properties, the Corporation sold such properties to HST and HST granted an NPI on such properties to the Trust.

On July 28, 2003, the Trust entered into the Equity Bridge Notes to provide funds to pay the Deferred Purchase Price Obligation associated with the Carlyle Properties Transaction. On July 29, 2003, $11 million was advanced to the Trust pursuant to the Equity Bridge Notes to fund a deposit relating to the purchase of the Carlyle Properties. On September 29, 2003, the Trust amended the Equity Bridge Notes to allow advances to be used to pay out the Corporation's then existing credit facility and entered into the Bridge Notes. On September 29, 2003, the Trust received additional advances under the Equity Bridge Notes in the amount of $22.5 million and also received advances of $25.0 million under the Bridge Notes. These amounts were advanced by the Trust to the Corporation on September 30, 2003 and used to pay out in part the approximately $48.1 million owing under the Corporation's then existing credit facility. On October 1, 2003, the $11 million deposit in connection with the Carlyle Properties Transaction was refunded and the Trust used this amount to repay $11 million of principal in respect of the Bridge Notes.

On October 1, 2003, the Corporation entered into an agreement with a Canadian chartered bank to provide a $15 million interim credit facility to be used to pay out WEI's credit facility and to fund working capital requirements. On October 3, 2003, the Corporation paid out approximately $3.8 million in respect of the borrowings plus accrued interest under WEI's credit facility. Upon closing of the Carlyle Properties Transaction on October 16, 2003, the interim credit facility was paid out and replaced with the Current Bank Facility and the Corporation used a portion of this facility to repay $8.5 million of the Equity Bridge Notes and approximately $14 million was used to repay in full the Bridge Notes.

On October 16, 2003, the Trust completed the October Equity Offering and issued 4,312,500 Trust Units at a price of $12.00 per Trust Unit for gross proceeds of $51.8 million. The Trust Units were offered to the public through a syndicate of underwriters, which was led by National Bank Financial Inc. and included CIBC World Markets Inc., FirstEnergy Capital Corp. and Haywood Securities Inc.

RECENT DEVELOPMENTS

Amalgamation of Subsidiaries

On January 1, 2004 WEI amalgamated with Harvest Operations Corp. and the amalgamated corporation continued under the name "Harvest Operations Corp.".

Potential Acquisitions

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, the Trust has not reached agreement on the price or terms of any potential material acquisitions. The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

USE OF PROCEEDS

The net proceeds to the Trust from the sale of the Debentures hereunder are estimated to be $47.8 million after deducting the fees of $2,000,000 payable to the Underwriters and the estimated expenses of the Offering of $200,000. If the Underwriters' Option is exercised in full, the net proceeds from the sale of the Debentures hereunder are estimated to be $57.4 million after deducting the fees of $2,400,000 payable to the Underwriters and the estimated expenses of the Offering of $200,000. Approximately $25 million of the net proceeds will be used to repay the Equity Bridge Notes and approximately $22.8 million of the net proceeds will initially be used to repay outstanding bank indebtedness and then will be used for general trust purposes. See "Relationship Between the Corporation's Lenders and Underwriters".

DETAILS OF THE OFFERING

The offering consists of 50,000 Debentures (60,000 Debentures if the Underwriters' Option is exercised in full) at a price of $1,000 per Debenture.

The following is a summary of the material attributes and characteristics of the Debentures. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Indenture with respect to the Debentures. The Trust Units into which the Debentures are issuable upon conversion, redemption or at maturity are described below under the heading "Description of Trust Units".

General

The Debentures will be issued under the Indenture. The Debentures authorized for issue will be limited in aggregate principal amount to $60,000,000. The Trust may, however, from time to time, without the consent of the holders of the Debentures but subject to the limitations described herein, issue additional debentures of the same series or of a different series under the Indenture, in addition to the Debentures offered hereby.

The Debentures will be dated as of the closing date and will mature on May 31, 2009. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof.

The Debentures will bear interest from the date of issue at 9% per annum, which will be payable semi-annually in arrears in equal instalments (other than in respect of the period from the closing of the Offering to, but excluding, May 31, 2004) on May 31 and November 30 in each year, commencing on May 31, 2004. The first interest payment will include interest accrued from the closing of the Offering to, but excluding, May 31, 2004.

The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Trust Units as further described under "Payment upon Redemption or Maturity" and "Redemption and Purchase". The interest on the Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Election as described under "Interest Payment Option".

The Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Trust as described under "Subordination". The Indenture will not restrict the Trust from incurring additional indebtedness or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The Debentures will be convertible at the holder's option into fully paid and non-assessable Trust Units at any time prior to the close of business on the earlier of May 31, 2009 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $14.00 per Trust Unit, being a conversion rate of 71.4286 Trust Units for each $1,000 principal amount of Debentures. No adjustment will be made for distributions on Trust Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures will receive accrued and unpaid interest thereon. Notwithstanding the foregoing, no Debentures may be converted during the 5 Business Days preceding and including May 31 and November 30 and in each year, commencing May 31, 2004, as the registers of the Debenture Trustee will be closed during such periods.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the conversion price in certain events including: (a) the subdivision or consolidation of the outstanding Trust Units; (b) the distribution of Trust Units to holders of Trust Units by way of distribution or otherwise other than an issue of Trust Units to holders of Trust Units who have elected to receive distributions in the form of Trust Units in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to all holders of Trust Units entitling them to acquire Trust Units or other securities convertible into Trust Units at less than 95% of the then current market price (as defined below) of the Trust Units; and (d) the distribution to all holders of Trust Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the conversion price in respect of any event described in (b), (c) or (d) above (other than a change resulting from subdivision or consolidation) if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision or a distribution of Trust Units to all holders of Trust Units) of the Trust Units or in the case of any consolidation, amalgamation, arrangement or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale, conveyance, liquidation, dissolution or winding up, be entitled to receive and shall accept the number of Trust Units or other securities or other property of the Trust that on the exercise of the conversion right that such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Trust Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale, conveyance, liquidation, dissolution or winding up.

No fractional Trust Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term "current market price" will be defined in the Indenture to mean the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be.

Redemption and Purchase

The Debentures will not be redeemable on or before May 31, 2007. After May 31, 2007 and prior to maturity, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days prior notice, at a Redemption Price of $1,050 per Debenture after May 31, 2007 and on or before May 31, 2008 and at a Redemption Price of $1,025 per Debenture after May 31, 2008 and before maturity, in each case, plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX. The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of, and premium (if any) on, the outstanding Debentures which have matured, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Debentures which are to be redeemed or the principal amount of, and premium (if any) on, the Debentures which have matured, as the case may be, by issuing Trust Units to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of, and premium (if any) on, the outstanding Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the maturity date, as the case may be. No fractional Trust Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Subordination

The payment of the principal of, and premium, if any, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Trust.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust or any sale of all or substantially all of the assets of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture will also provide that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures at any time when a default has occurred under the Senior Indebtedness and is continuing and the notice of such default has been given to the Debenture Trustee under the Indenture by the Trust, any holder of a Debenture or any holder of Senior Indebtedness, unless the Senior Indebtedness has been repaid in full. No holder of a Debenture has the right to institute any act or proceeding to enforce the Debentures in a manner inconsistent with the terms of the Indenture.

The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. Specifically, the Debentures will be subordinated in right of payment to the prior payment in full of all indebtedness under the Current Bank Facility, as defined herein.

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the Trust Units (a "**Change of Control**"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "**Debenture Offer**"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "**Debenture Offer Price**").

The Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Debenture Trustee

will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Debentures.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Debenture Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Debenture Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer.

Interest Payment Option

The Trust may elect, from time to time, to satisfy its obligation to pay interest on the Debentures (the "**Interest Obligation**"), on the date it is payable under the Indenture (an "**Interest Payment Date**"), by delivering sufficient Trust Units to the Debenture Trustee to satisfy all or any part of the Interest Obligation in accordance with the Indenture (the "**Unit Interest Payment Election**"). The Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Trust Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Indenture will set forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Trust Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Trust Units in satisfaction of the Interest Obligation.

Events of Default

The Indenture will provide that an event of default ("**Event of Default**") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, when due on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; (d) default in the observance or performance of any material covenant or condition of the Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same; (e) a resolution is passed for the liquidation or winding–up of the Trust; or (f) any proceedings are taken with respect to a compromise or arrangement of the Trust. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66⅔% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Indenture will provide that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" will be defined in the Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Trust Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Trust Units of the Trust by the current market price of the Trust Units on the relevant date.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada be the beneficial owners of a majority of the Trust Units, on a fully diluted basis, including any Trust Units which may be issued upon conversion, redemption or maturity of the Debentures. The Trustee may require declarations as to the jurisdictions in which beneficial owners of the Debentures are resident. If the Trustee becomes aware as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Trust Units then outstanding, on a fully diluted basis, are, or may be, non-residents of Canada or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not register a transfer of Debentures to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by non-residents of Canada, the Trustee may send a notice to non-resident holders of Debentures, chosen in inverse order to the order of acquisition or registration of the Debentures or in such manner as the Trustee may consider equitable and practicable, requiring them to sell their Debentures or a portion thereof within a specified period of not less than 60 days. If the Debenture holders receiving such notice have not sold the specified number of Debentures or provided the Trustee with satisfactory evidence that they are not non-residents within such period, the Trustee may, on behalf of such Debenture holder, sell such Debentures, and, in the interim, shall suspend the rights attached to such Debentures. Upon such sale, the affected holders shall cease to be holders of Debentures, and their rights shall be limited to receiving the net proceeds of sale upon surrender of such Debentures. The trustees of the Trust have similar obligations in respect of the Trust Units which are outlined in the Trust Indenture.

Book-Entry System for Debentures

The Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS (a "**Participant**"). On the closing date, the Debenture Trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee. The Debentures will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Debentures (a "**Beneficial Owner**") will not be entitled to a certificate or other instrument from the Debenture Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriter or other registered dealer from whom Debentures are purchased.

Neither the Trust, the Debenture Trustee nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a

result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Debentures paid by or on behalf of the Trust to CDS.

As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to Beneficial Owners in fully registered and certificate form (the "**Debenture Certificates**") only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) the Trust or CDS advises the Debenture Trustee that CDS is no longer willing or able to continue its responsibilities as depositary with respect to the Debentures and the Trust is unable to locate a qualified successor; (d) the Trust, at its option, decides to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default (as defined herein), Participants acting on behalf of Beneficial Owners representing, in the aggregate, not less than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest, provided the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee must notify CDS, for and on behalf of Participants and Beneficial Owners, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the single certificate representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter the Trust will recognize the holders of such Debenture Certificates as debentureholders under the Indenture.

Interest on the Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on the Trust and sent by prepaid mail to the registered holder or by such other means as may be agreed to by the Debenture Trustee. Payment of principal and premium, if any, including payment in the form of Trust Units if applicable, and interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, and premium, if any, including payment in the form of Trust Units if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Indenture.

DESCRIPTION OF TRUST UNITS

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. As of January 13, 2004, there were 17,109,006 Trust Units issued and outstanding. Each Trust Unit entitles the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder and to one vote at all meetings of Unitholders for each Trust Unit held.

The Trust Indenture, among other things, provides for the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the Trustee and the form of Trust Unit certificates. The Trust Indenture may be amended from time to time. Substantive amendments to the Trust Indenture, including early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety, require approval by special resolution of the Unitholders.

The foregoing is a summary of certain provisions of the Trust Indenture. For a complete description of such Trust Indenture, reference should be made to the complete text of the Trust Indenture, copies of which may be viewed at the offices of, or obtained from the Trustee.

EARNINGS COVERAGE RATIOS

The earnings coverage ratios set forth below have been prepared in accordance with Canadian disclosure requirements. These ratios have been prepared using financial information prepared in accordance with Canadian generally accepted accounting principles. The ratios and notes have been prepared for the twelve month period ended September 30, 2003, after giving effect to the issuance of $50,000,000 of Debentures. The ratios for the twelve month period ended September 30, 2003 are based on unaudited financial information. Additional information is provided in the notes to the following table.

	Twelve Months Ended September 30, 2003
Earnings coverage(1)(2)(3)(4)(5)	3.06

Notes:

(1) Earnings coverage is equal to net income before interest expense on all long-term and short-term borrowings, including the Debentures and the Equity Bridge Notes, and before income taxes, all divided by interest expense on all long-term and short-term borrowings, *excluding the Debentures and the Equity Bridge Notes. Under Canadian generally accepted accounting principles, the* Debentures and the Equity Bridge Notes will be included in Unitholders' equity and the associated interest payment will be charged to equity.

(2) The Trust's earnings before interest and income tax calculated in accordance with note (1) above for the twelve months ended September 30, 2003 was $14.0 million, which is 3.06 times the Trust's interest expense of $4.57 million for this period.

(3) *If the interest from the Debentures and the Equity Bridge Notes were included in interest expense, the earnings coverage ratio would* be 1.51 for the twelve months ended September 30, 2003 (1.38 if $60,000,000 principal amount of Debentures are issued). The Trust's interest requirements, including Debenture interest, after giving effect to the issue of $50,000,000 principal amount of Debentures, plus interest on the Equity Bridge Notes, amounts to $9.28 million for the twelve month period ended September 30, 2003 ($10.18 million if $60,000,000 principal amount of Debentures are issued).

(4) *It is assumed that there are no additional earnings derived from the net proceeds of the Debentures.*

(5) If $60,000,000 principal amount of Debentures are issued, earnings coverage calculated in accordance with note (1) above for the twelve months ended September 30, 2003 is 3.06.

(6) The Trust was formed on July 10, 2002 and accordingly its fiscal period ended December 31, 2002 did not comprise a complete twelve months.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2002, September 30, 2003, September 30, 2003 after giving effect to the October Equity Offering, the Carlyle Properties Transaction and the repayment of the Bridge Notes and September 30, 2003 after giving effect to the October Equity Offering, the Carlyle Properties Transaction, the repayment of the Bridge Notes and this Offering:

	As at December 31, 2002	As at September 30, 2003	As at September 30, 2003 After Giving Effect to the October Equity Offering, the Carlyle Properties Transaction and the Repayment of the Bridge Notes	As at September 30, 2003 After Giving Effect to the October Equity Offering, the Carlyle Properties Transaction, the Repayment of the Bridge Notes and this Offering(7)
Bank Debt(1)	$45,286,396	$2,825,000	$56,439,487(2)	$33,639,487(2)
Debentures	--	--	--	$50,000,000
Bridge Notes	--	$25,000,000	--(3)	--(3)
Equity Bridge Notes	--	$33,500,000	$25,000,000(4)	--(4) (5)
Trust Units(6)	$36,727,997 (9,312,500 Trust Units)	$66,094,529 (12,522,889 Trust Units)	$114,390,000 (16,835,389 Trust Units)	$114,390,000 (16,835,389 Trust Units)

Notes:

(1) The Corporation currently has a revolving credit facility of $89 million. Borrowings under the facility are due on demand and the facility is subject to an annual review which is to be completed on or before May 1, 2004. As such, borrowings under the facility are classified as short-term debt and included as part of current liabilities in the Trust's financial statements. The borrowing base is scheduled to be reduced monthly by $4.5 million commencing January 31, 2004. The facility's annual review may determine that the appropriate size of the revolving credit facility may be greater or less than the $89 million currently available; however, with the completion of the Offering any reduction in the facility amount resulting from the annual review is not anticipated to have any material impact on the Trust's ability to make monthly cash distributions to Unitholders. The facility bears interest at rates ranging from 0.25% to 1.5% above prime rate, and is dependent upon the Trust's debt to cash flow ratio. The current interest rate on borrowed funds is 4.625%. The Corporation is subject to a standby fee equal to 0.125% per annum on the undrawn amount of the revolving credit facility. Borrowings rank senior to all other indebtedness of the Corporation and the Trust, including the payment of distributions to Unitholders and payments in respect of the Debentures. The Corporation is subject to numerous positive and negative financial, reporting and environmental covenants typical for revolving credit facilities of a similar size to entities operating in the Canadian upstream oil and gas business, including minimum hedging (financial and physical contracts) measured at the end of each quarter for heavy and medium oil production of at least 50% for the next four quarters (upcoming 12 months) and 25% for the following four quarters, maximum hedging (financial and physical contracts) of 75% on working interest (net after royalty) oil equivalent production and maintenance of an adjusted end of quarter "Current Ratio" (undrawn amounts under the facility are added to current assets) of at least 1.0. If the Corporation fails to comply with any of its covenants contained in the facility and does not rectify such failure within 30 days of notice from the lenders or such failure is not waived by the lenders, an event of default will have occurred which will have a number of possible results, including the potential suspension of the payment of distributions to Unitholders. Security for the credit facility includes a general assignment of book debts, a $150,000,000 debenture and a floating charge over all of the assets of the Corporation. Following the completion of the Offering which is expected to occur on January 29, 2004, bank debt is anticipated to be approximately $35.9 million (approximately $26.3 million if $60,000,000 in Debentures are issued).

(2) Reflects $53,614,487 used to close the Carlyle Properties Transaction on October 16, 2003.

(3) Includes the repayment of $11 million of the Bridge Notes on October 1, 2003 and the repayment of the remaining $14 million of the Bridge Notes with proceeds of the October Equity Offering.

(4) $8.5 million of the proceeds of the October Equity Offering was used to repay the Equity Bridge Notes.

(5) The Equity Bridge Notes will be paid out in full with the proceeds of this Offering.

(6) In addition, as at September 30, 2003, rights were outstanding to purchase an aggregate 850,000 Trust Units, exercisable at prices between $7.80 and $10.75, which were granted pursuant to the Unit Incentive Plan.

(7) Amounts do not include exercise of the Underwriters' Option, which, if exercised in full, would result in bank debt of $24,039,487, Debentures of $60,000,000, Bridge Notes of $Nil, Equity Bridge Notes of $Nil and Trust Units of $114,390,000 (16,835,389 Trust Units).

DISTRIBUTIONS TO UNITHOLDERS

The following per Trust Unit distributions have been payable to holders of Trust Units on record dates during the following periods.

	Distribution Per Trust Unit
2002:	
December	$0.20
2003:	
January	$0.20
February	$0.20
March	$0.20
April	$0.20
May	$0.20
June	$0.20
July	$0.20
August	$0.20
September	$0.20
October	$0.20
November	$0.20
December	$0.20

PRICE RANGE AND TRADING VOLUME OF TRUST UNITS

The Trust Units are listed and posted for trading on the TSX under the symbol HTE.UN. The following table sets forth the high and low trading prices and the aggregate volume of trading of the Trust Units on the TSX for the periods indicated (as quoted by the TSX):

	The Toronto Stock Exchange		
Period	**High** $	**Low** $	**Volume**
2002			
December 5 – 31	9.50	8.25	561,757
2003			
First Quarter	11.75	9.45	891,879
Second Quarter	10.50	9.55	1,795,326
Third Quarter	12.75	9.82	1,883,552
Fourth Quarter	14.20	11.97	2,925,275
2004			
January 1 – 20	14.40	13.25	749,912

Note:

(1) The Trust Units commenced trading on the TSX on December 5, 2002.

On January 9, 2004, the last completed trading day on which the Trust Units traded prior to announcement of this Offering, the closing price of the Trust Units was $13.68. On January 20, 2004 the closing price of the Trust Units was $13.95.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated January 14, 2004 among the Trust, the Corporation and the Underwriters, the Trust has agreed to issue and sell the Debentures and the Underwriters have severally agreed to purchase on or about January 29, 2004, or such other date as may be agreed upon by the parties, subject to the terms and conditions stated therein, all of the 50,000 Debentures offered hereby at a price of $1,000 per Debenture. In consideration for their services in connection with this offering, the Underwriters will be paid a fee of $40 per Debenture issued by the Trust.

The Trust has granted to the Underwriters the Underwriters' Option to purchase up to an additional 10,000 Debentures on the same terms as this offering, exercisable at any time until 48 hours prior to the closing of the Offering, which additional Debentures are qualified for distribution under this prospectus. If the Underwriters' Option is exercised in full, the total offering, the Underwriters' fee and the net proceeds of the offering prior to issue expenses will be $60,000,000, $2,400,000 and $57,600,000, respectively.

The obligations of the Underwriters under the Underwriting Agreement are several and the Underwriters may terminate their obligations at their discretion upon the occurrence of certain stated events. If one or more of the Underwriters fails to purchase its allotment of Debentures, the remaining Underwriter or Underwriters are obligated to purchase the Debentures not purchased by the Underwriter or Underwriters which fail to purchase. Notwithstanding the foregoing, however, in the event one or more of the Underwriters who have an obligation to purchase in the aggregate more than 5 per cent of the Debentures offered hereunder fail to purchase their allotment of Debentures, the remaining Underwriter or Underwriters have the right but not the obligation to purchase the Debentures not purchased by the Underwriter or Underwriters which fail to purchase or the remaining Underwriter or Underwriters have the right to terminate their obligations under the Underwriting Agreement. The Underwriters are obligated to take up and pay for all the Debentures hereunder if any Debentures are acquired under the Underwriting Agreement.

The Trust has applied to list the Debentures distributed under this short form prospectus and the Trust Units issued on conversion, redemption or maturity of the Debentures on the TSX. Listing will be subject to the Trust fulfilling all the listing requirements of the TSX.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Trust Units. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged for the purpose of creating actual or apparent trading in, or raising the price of the Trust Units. In connection with this offering, and subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that it will not, without the prior consent of National Bank Financial Inc. on behalf of the Underwriters pursuant to the Underwriting Agreement, which consent may not be unreasonably withheld, directly or indirectly, authorize, issue or sell any Trust Units or any securities giving the right to acquire Trust Units or agree or announce the intention to do so, at any time prior to the date 90 days following the closing of the Offering, except for the purposes of the Unit Incentive Plan, the issuance of Trust Units pursuant to the DRIP Plan, the issuance of securities in connection with an acquisition, merger, consolidation or amalgamation or the issuance of Trust Units upon the exercise of currently existing rights or instruments.

The Debentures have not been and will not be registered under the United States *Securities Act* of 1933, as amended (the "**1933 Act**") or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement enables the Underwriters to offer and resell the Debentures that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Debentures outside the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of this offering, any offer or sale of Debentures offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

RELATIONSHIP BETWEEN THE CORPORATION'S LENDERS AND THE UNDERWRITERS

National Bank Financial Inc. is an indirect wholly-owned subsidiary of a Canadian chartered bank which is a lender to the Corporation and to which the Corporation is indebted. See note (1) to the table under "Consolidated Capitalization of the Trust" for a description of the credit facility of the Corporation. Consequently, the Trust may be considered to be a connected issuer of this Underwriter for the purposes of securities regulations in certain provinces. The decision to distribute the Trust Units hereby and the determination of the terms of distribution were made through negotiations between the Corporation, on behalf of the Trust, and National Bank Financial Inc., on behalf of the Underwriters. The bank did not have any involvement in such decision or determination; however, the bank has been advised of the issuance and the terms thereof. As a consequence of this issuance, National Bank Financial Inc. will receive its share of the Underwriters' fee. All of the net proceeds of this Offering, other than approximately $25 million which will be used to repay the Equity Bridge Notes, will initially be used to repay a portion of the indebtedness of the Trust to such bank. See "Use of Proceeds".

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP and Blake, Cassels & Graydon LLP (collectively, "**Counsel**"), the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act and the regulations thereunder (the "**Regulations**") generally applicable to a holder who acquires Debentures pursuant to this Offering and Trust Units acquired thereunder (collectively, the "**Securities**") and who, for purposes of the Tax Act and all relevant times, holds the Securities as capital property and deals at arm's length with the Trust. Generally, the Securities will be considered to be capital property to a holder provided the holder does not hold the Securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to (a) a subscriber that is a "financial institution", as defined in the Tax Act for the purposes of the

mark-to-market rules, (b) a subscriber an interest in which would be a "tax shelter investment" as defined in the Tax Act, or (c) a subscriber that is a "specified financial institution" as defined in the Tax Act. Any such subscriber should consult its own tax advisor with respect to an investment in the Securities.

This summary is based upon the provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the "**Proposed Amendments**") and Counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Securities, and no representations with respect to the income tax consequences to any holder or prospective holder are made. Consequently, holders and prospective holders of Securities should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Securities pursuant to this Offering or Trust Units upon the conversion or repayment of the Debentures, having regard to their particular circumstances.

Holders of Securities Resident in Canada

This portion of the summary is applicable to holders of Securities who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada.

Debentures

Interest on Debentures

A holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Debentures that accrues to it to the end of the particular taxation year or that has become receivable by or is received by it before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year.

Any other holder will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. In addition, although the Debenture is not an "investment contract" (as defined in the Tax Act), if at any time a Debenture should become an "investment contract" in relation to a holder, such holder will be required to include in computing income for a taxation year any interest that accrues to the holder on the Debenture to the end of any "anniversary day" (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the holder's income for that year or a preceding year.

A transferor of a Debenture will generally be required to include as interest, and not as proceeds of disposition, the amount of accrued but unpaid interest on such Debenture at the time of transfer except to the extent such amount was otherwise included in the transferor's name. The computation of the amount of such interest on a transfer of Debentures is complex, and in some circumstances unclear. Sellers or transferors of Debentures should consult their own advisors regarding the tax consequences applicable to them.

Exercise of Conversion Privilege

A holder of a Debenture who exchanges the Debenture for Trust Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Trust Units so acquired at the time of the exchange and the amount of any cash received in lieu of fractional Trust Units (other than Trust Units issued and cash received in respect of interest). The holder will realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures".

The cost to the holder of the Trust Units so acquired will also be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Trust Units held as capital property by the holder for the purpose of calculating the adjusted cost base of such Trust Units.

Redemption or Repayment of Debentures

If the Trust redeems a Debenture prior to maturity or repays a Debenture upon maturity and the holder does not exercise the conversion privilege prior to such redemption or repayment, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as or in lieu of unpaid interest) on such redemption or repayment. If the holder receives Trust Units on redemption or repayment, the holder will be considered to have proceeds of disposition equal to the fair market value of the Trust Units so received and the amount of any cash received in lieu of fractional Trust Units. The holder may realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures". The cost to the holder of the Trust Units so received will also be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Trust Units held as capital property by the holder for the purpose of calculating the adjusted cost base of such Trust Units.

Other Dispositions of Debentures

A disposition or deemed disposition by a holder of a Debenture will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below, in respect of accrued interest) are greater (or less) than the aggregate of the holder's adjusted cost base thereof and any reasonable costs of disposition. Any such capital gains or capital losses will be treated, for tax purposes, in the same manner as capital gains and capital losses arising from a disposition of Trust Units which treatment is discussed below under "Holders of Securities Resident in Canada – Trust Units".

Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition will generally be excluded in computing the holder's proceeds of disposition of the Debenture.

Trust Units

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, notwithstanding that any such amount is payable by the issuance of additional Trust Units. Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income (or "**resource profits**") for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act.

The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, the adjusted cost base of the Trust Units held by such Unitholder will generally be reduced by such amount. To the extent that the adjusted cost base to a Unitholder of a Trust Unit is less than zero at the end of a taxation year, such negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in that year.

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition. Where Trust Units are redeemed and Redemption Notes (as defined in the AIF) are issued to the Unitholder, the proceeds of disposition will include the fair market value of the Redemption Notes. Where Trust Units are redeemed and Notes (as defined in the AIF) are distributed to the Unitholder in satisfaction of the Redemption Price, the proceeds of disposition to the Unitholder of the Trust Units will generally be equal to the fair market value of the Notes so distributed. Generally, one-half of any capital gain (a

"**taxable capital gain**") realized by a Unitholder in a taxation year must be included in the Unitholder's income for the year, and one-half of any capital loss (an "**allowable capital loss**") realized by a Unitholder in a taxation year must be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A capital loss realized on the disposition of a Trust Unit will generally be reduced by the amount of any non-taxable dividends which are received by the Trust and payable to the Unitholder and, where the Unitholder is a corporation, the amount of any taxable dividends which are received by the Trust, are payable to such Unitholder and are deductible by the corporation in computing its taxable income. Similar rules apply where the Unitholder is a partnership or a trust.

The cost to a Unitholder of Trust Units acquired on conversion of a Debenture will equal the fair market value of the Trust Units at that time (including Trust Units issued in respect of accrued but unpaid interest) plus the amount of any other reasonable costs incurred in connection therewith. This cost will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property to determine the adjusted cost base to the Unitholder of each Trust Unit.

Taxable capital gains realized by a Unitholder who is an individual may give rise to "alternative minimum tax" depending on the particular Unitholder's circumstances. A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on certain investment income including taxable capital gains.

The adjusted cost base of any Note or Redemption Note distributed or issued to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Note or Redemption Note at the time of the distribution or issuance, as the case may be, less any accrued interest thereon. Such a Unitholder will be required to include in income interest on the Note or Redemption Note (including interest that had accrued to the date of the acquisition of the Note by a Unitholder) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Note, an offsetting deduction may be available.

Holders of Securities Not Resident in Canada

This portion of the summary applies to a holder of Securities who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Securities in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a "**Non-Resident**").

Debentures

Interest paid or credited, or deemed to be paid or credited (including any premium on redemptions and accrued interest on sales or transfers described below), to a Non-Resident holder of Debentures, Notes or Redemption Notes will generally be subject to Canadian withholding tax at a rate of 25% unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding is reduced to 10% where such interest is paid or credited, or deemed paid or credited, to Non-Resident holders of Debentures, Notes or Redemption Notes who are residents of the United States for purposes of the *Canada-United States Income Tax Convention, 1980* (the "**US Treaty**"). A transfer or sale of a Debenture by a Non-Resident where there is accrued or unpaid interest will, in certain circumstances, be treated as the receipt of interest by the Non-Resident and will also be subject to Canadian withholding tax, as described herein, and the vendor or transferee will be subject to the obligation to withhold and remit such tax in the manner prescribed in the Tax Act.

Interest paid or credited, or deemed to be paid or credited, to a Non-Resident on a Note or Redemption Note will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding generally is reduced to 10% where such interest is paid or credited, or deemed to be paid or credited, to Non-Residents who are residents of the United States for purposes of the *Canada-United States Income Tax Convention, 1980.*

The disposition of a Debenture by a Non-Resident holder will generally not be subject to tax under the Tax Act for the same reasons as discussed below if Trust Units held by a particular holder (including Trust Units acquired upon a conversion or

repayment of Debentures) did not constitute "taxable Canadian property" as described under "Holders of Securities Not Resident in Canada – Trust Units" except to the extent that the disposition is to a Canadian resident and a portion of the proceeds are deemed to be interest. Such interest will generally be subject to Canadian withholding tax as described above.

The computation of the amount of interest which is deemed to have been paid on a transfer of Debentures is complex, and in some circumstances unclear. Sellers or transferors of Debentures should consult their own advisors as to whether any withholding obligation applies.

Trust Units

Where the Trust pays or credits, or is deemed to pay or credit, an amount to a Non-Resident Unitholder out of the income of the Trust, such amount will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding is reduced to 15% where such distributions are paid or credited, or deemed to be paid or credited, to Non-Resident Unitholders who are residents of the United States for purposes of the US Treaty.

A capital gain realized by a Non-Resident Unitholder from a disposition or deemed disposition of a Trust Unit will not be subject to tax under the Tax Act provided that the Trust Unit does not constitute "taxable Canadian property" to the particular holder. Trust Units of a Non-Resident Unitholder will generally not constitute "taxable Canadian property" under the Tax Act unless either: (a) at any time during the period of sixty months immediately preceding the disposition of Trust Units by such Non-Resident Unitholder, not less than 25% of the issued Trust Units, or rights to acquire not less than 25% of the issued Trust Units (including rights arising under the Debentures), were owned by the Non-Resident Unitholder, by persons with whom the Non-Resident Unitholder did not deal at arm's length or by any combination thereof; or (b) the Non-Resident Unitholder's Trust Units are otherwise deemed to be taxable Canadian property. A Non-Resident Unitholder will generally compute the adjusted cost base of the Trust Units under the same rules that apply to residents of Canada.

If the Trust ceases to qualify as a mutual fund trust, there may be adverse income tax consequences for Non-Resident Unitholders who acquire an interest in the Trust.

Status of the Trust

Based on representations made to Counsel by the Corporation, the Trust currently qualifies, and will qualify on the date of the closing of this Offering, as a "unit trust" and a "mutual fund trust" as defined in the Tax Act and this summary assumes that the Trust will continue to so qualify thereafter for the duration of its existence. The qualification of the Trust as a mutual fund trust under the Tax Act requires that certain factual conditions generally be met throughout its existence. Firstly, in order for the Trust to qualify as a mutual fund trust, it must not have been established or at any time be maintained primarily for the benefit of persons who are not residents of Canada for the purposes of the Tax Act. Secondly, the Trust must have at least 150 Unitholders each of whom owns not less than one "block" of Trust Units and each of whom owns Trust Units having an aggregate fair market value of not less than $500. In this case, a "block" of Trust Units generally means 100 Trust Units if the fair market value of one Trust Unit is less than $25. Thirdly, the Trust is required to restrict its activities to investing in property (other than real property or an interest in real property) and acquiring, holding, maintaining, improving, leasing or managing real property (or an interest in real property) that is capital property to the Trust.

Should the Trust not qualify as a mutual fund trust, the income tax considerations applicable to the Trust and to holders of Securities would in some respects be materially different than those described in this summary.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for the purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust is the calendar year.

The Trust is required to include in its income for each taxation year all amounts that are receivable during the year on royalties held by it, including the NPI. The Trust will also be required to include in its income all interest, including interest on the Notes, that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent

that such interest was included in computing its income for a preceding taxation year. Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income as dividends received on shares owned by the Trust will be deemed to have been received by Unitholders and not to have been received by the Trust.

The Trust will be entitled to deduct, on an annual basis, reasonable administrative expenses incurred in its ongoing operations. The Trust will be entitled to deduct a portion of any costs incurred by it in connection with the issuance of Securities. The amount of such issue costs deductible by the Trust in a taxation year is 20% of such costs, pro-rated for short taxation years, to the extent such amount was not deductible by the Trust in computing income for a preceding taxation year. Generally speaking, the Trust will be able to deduct interest paid or payable on the Debentures. Interest on the Redemption Notes may not be deductible by the Trust. The Trust may also deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% on a declining balance basis of its cumulative Canadian oil and gas property expense ("**COGPE**") account at the end of that year, prorated for short taxation years. Counsel is advised that the cost of the NPI has been added to the Trust's cumulative COGPE account. Provided that the NPI constitutes a "Canadian resource property", where, as a result of a sale of a property by an Operating Subsidiary and the extinguishment of the NPI with respect thereto, proceeds of disposition become receivable by the Trust in a taxation year, the amount of such proceeds ("**Royalty Disposition Proceeds**") will be required to be deducted from the balance of the Trust's cumulative COGPE account otherwise determined. If all or a portion of the Royalty Disposition Proceeds receivable in a taxation year is utilized in that year by the Trust to acquire additional oil and gas royalty interests in respect of one or more "Canadian resource properties", as defined under the Tax Act, the amount so utilized will be added, in that year, to its cumulative COGPE account. If, after taking into account all additions and deductions for any taxation year, the balance of the cumulative COGPE account of the Trust is negative at the end of such taxation year, the negative balance will be included in the income of the Trust for such year. Recent amendments to the Tax Act clarify that the NPI will only constitute a "Canadian resource property" if, generally speaking, 90% or more of the revenue therefrom is derived from production.

Subject to the comments below, the Trust may generally deduct in computing its income for a year a "resource allowance" computed by reference to its "adjusted resource profits" calculated in accordance with the Regulations and a portion of Crown charges paid or reimbursed by it. Generally, the Trust's adjusted resource profits will equal its income from any royalties less amounts deducted in computing its income other than deductions in respect of its cumulative COGPE, interest expense or any amount deducted in respect of distributions to Unitholders. Recent amendments to the Tax Act will phase out the resource allowance and phase in the deductibility of Crown charges commencing in 2003. After 2006, the resource allowance will be eliminated and Crown charges will be fully deductible.

Under the Trust Indenture, an amount equal to all of the royalty, interest and dividend income of the Trust for each year, together with the taxable and non-taxable portions of any capital gains realized by the Trust in the year (net of the Trust's expenses, including interest on the Debentures, and amounts, if any, required to be retained to pay any tax liability of the Trust) will be payable to the Unitholders. Royalty Disposition Proceeds will also be payable to the Unitholders to the extent such proceeds create a negative balance in the cumulative COGPE account of the Trust as at December 31 of any year. Subject to the exceptions described below, all amounts payable to the Unitholders shall be paid by way of cash distributions.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. Further, it is possible that income received by the Trust will be used to repay the principal amount of any outstanding indebtedness (including the Debentures and the Redemption Notes). Accordingly, such income so utilized will not be payable to holders of the Trust Units by way of cash distributions. In such circumstances, such income may be payable to holders of Trust Units in the form of additional Trust Units in lieu of the Trust paying tax thereon.

For purposes of the Tax Act, Counsel is advised that the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its income for the year otherwise determined. As a result of such deduction from income, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, based on representations from the Corporation and the Trust as to certain factual matters, and subject to the qualifications and assumptions discussed under the heading "Canadian Federal Income Tax Considerations", the Debentures and the Trust Units issuable on conversion, redemption or at maturity of the Debentures will, on the date of closing, be qualified investments for trusts governed by registered retirement savings plans ("**RRSP**"), registered retirement income funds ("**RRIF**"), deferred profit sharing plans (other than, with respect to the Debentures, a trust governed by a deferred profit sharing plan to which contributions are made by the Trust or a corporation with which the Trust does not deal at arm's length within the meaning

of the Tax Act) and registered education savings plans ("**RESP**") under the Tax Act as in effect on the date hereof. The Corporation has advised Counsel that the cost amount of foreign property of the Trust, if any, has always been and will be less than 30% of the cost amount of all property of the Trust and accordingly the Debentures and Trust Units will not, on the date of closing, constitute foreign property for such plans.

RISK FACTORS

An investment in the Trust Units is subject to certain risks. Investors should carefully consider the risks described under "Risk Factors" in the AIF in addition to the additional risks described below.

Market for Debentures

There is currently no market through which the Debentures may be sold. There can be no assurances that an active market will develop for the Debentures after the offering, or if developed, that such a market will be sustained at the price level of the Offering.

Prior Banking Indebtedness

The payment of the principal of, and premium, if any, and interest on, the Debentures will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness. Such payment will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors.

Absence of Covenant Protection

The Indenture will not limit the ability of the Trust to incur additional debt or liabilities (including Senior Indebtedness) or to make distributions. The Indenture does not contain any provision specifically intended to protect holders of Debentures in the event of a future leveraged transaction involving the Trust.

Changes in Accounting Standards Applicable to the Debentures and Equity Bridge Notes

On November 3, 2003 the Accounting Standards Board of the Canadian Institute of Chartered Accountants approved a change to accounting standards applicable to instruments such as the Debentures and Equity Bridge Notes. The new standards require that the amounts outstanding under the Debentures and Equity Bridge Notes will be classified as liabilities and that the associated interest costs be included as interest expense in the determination of net income. The new standards are effective for periods beginning on or after November 1, 2004.

Volatility of Commodity Prices and Foreign Exchange Rates

The Trust's results of operations and financial condition, and therefore the NPI and the Direct Royalties, will be dependent on the prices received for petroleum, natural gas and natural gas liquids production. Prices for petroleum, natural gas and natural gas liquids have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Corporation or the Trust. Oil prices received from production in Canada also reflect changes in the Canadian/U.S. currency exchange rate. Any decline in Petroleum oil and natural gas prices or increases in differentials could have a material adverse effect on the Trust's operations, financial condition and the level of funds available for the development of its oil and natural gas reserves. The Corporation may manage the risk associated with changes in commodity prices and foreign exchange rates by entering, or causing the Trust to enter, from time to time, into crude oil and natural gas price hedges and foreign exchange contracts. To the extent that the Corporation or the Trust engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to counterparty risk. In addition, commodity hedge contracts may require, from time to time, margin payments to be made which could impact negatively on the Trust's ability to make distributions to Unitholders. The Corporation must also meet certain ongoing hedging covenants under its credit facility. To the extent that commodity prices increase significantly, Cash Available for Distribution could be negatively affected.

Non-resident Ownership of Trust Units

In order for the Trust to maintain its status as a mutual fund trust under the Tax Act, the Trust must not be established or maintained primarily for the benefit of non-residents of Canada ("**non-residents**") within the meaning of the Tax Act. The Trust Indenture provides that if at any time the Trust becomes aware that the beneficial owners of 49% or more of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trust, by or through the Corporation on the Trust's behalf, shall take such action as may be necessary to carry out the foregoing intention. See "Risk Factors – Change in Trust's Status under Tax Laws" in the AIF.

PROMOTERS

Bruce Chernoff and Kevin A. Bennett may be considered to be the promoters of the Trust by reason of their initiative in organizing the business and affairs of the Trust. The following table sets forth the number of Trust Units owned, directly or indirectly, by Mr. Chernoff and Mr. Bennett.

Name and Municipality of Residence of Unitholder	Type of Ownership	Number of Trust Units Owned	Percentage of Trust Units
Bruce Chernoff Calgary, Alberta	Direct and Beneficial	5,221,731(1)	30.4%
Kevin Bennett Calgary, Alberta	Direct and Beneficial	700,000(2)	4.1%

Notes:

(1) Includes Trust Units held by Caribou, a company controlled by Mr. Chernoff and Trust Units held in RESP accounts for the benefit of Mr. Chernoff's children. Does not include Trust Units held by Mr. Chernoff's spouse.
(2) Does not include Trust Units held by Mr. Bennett's spouse.

Mr. Chernoff has from time to time, directly or indirectly, provided various loans to the Trust. The terms of such loans are described in note 8 to the audited consolidated financial statements of the Trust for the period from July 10, 2002 to December 31, 2002 and in notes 3, 4 and 9 to the unaudited interim consolidated financial statements of the Trust for the nine months ended September 30, 2003, all of which are incorporated by reference in this short form prospectus.

Messrs. Chernoff and Bennett have advised the Corporation that they intend to purchase, directly or indirectly, $4,500,000 and $250,000 principal amount of Debentures, respectively, pursuant to the Offering.

INTEREST OF EXPERTS

Certain legal matters in connection with the issuance of the Trust Units offered hereby will be passed upon on behalf of the Trust by Burnet, Duckworth & Palmer LLP, Calgary, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, Calgary. As of the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, owned less than 2% of the outstanding Trust Units and the partners and associates of Blake, Cassels & Graydon LLP, as a group, owned less than 1% of the outstanding Trust Units.

Reserve estimates contained in the AIF, and incorporated by reference into this prospectus, are based upon reports prepared by McDaniel & Associates Consultants Ltd., as independent consultants, as of January 1, 2003. As of the date hereof, the partners, as a group, of McDaniel & Associates Consultants Ltd. own, directly or indirectly, less than 1% of the outstanding Trust Units.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are KPMG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9.

The transfer agent and registrar for the Trust Units is Valiant Trust Company at its principal offices in Calgary and Toronto.

AUDITORS' CONSENT

The Board of Directors of Harvest Operations Corp.

We have read the short form prospectus dated January 21, 2004 relating to the qualification for distribution of 50,000 9% convertible unsecured subordinated debentures of Harvest Energy Trust (the "**Trust**"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned short form prospectus of our report dated March 21, 2003 to the Trustee of the Trust and the Directors of Harvest Operations Corp. (the "**Corporation**") on the audited consolidated financial statements of the Trust from formation on July 10, 2002 to December 31, 2002, our report dated September 18, 2002 to the Board of Directors of the Corporation on the audited schedule of revenue and expenses for properties acquired from Devon Canada Corporation for the three years ended December 31, 2001, our report dated September 18, 2002 to the directors of the Corporation on the audited schedule of revenue and expenses for properties acquired from Anadarko Canada Corporation for the three years ended December 31, 2001, our report dated October 3, 2003 to the directors of the Corporation on the audited schedule of revenue and expenses for the Carlyle Properties for the three years ended December 31, 2002 and our compilation report dated November 21, 2003 to the Trustee of the Trust and the directors of the Corporation on the pro forma financial statements of the Trust as at and for the nine months ended September 30, 2003 and the year ended December 31, 2002.

Calgary, Canada
January 21, 2004

(signed) KPMG LLP
Chartered Accountants

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of such purchaser's province for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE TRUST AND PROMOTERS

Dated: January 21, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of all of the provinces of Canada. For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

HARVEST ENERGY TRUST
BY: Harvest Operations Corp.

(signed) Jacob Roorda
President and as chief executive officer

(signed) David M. Fisher
Vice-President, Finance and as chief financial officer

On behalf of the Board of Directors

(signed) M. Bruce Chernoff
Director

(signed) John A. Brussa
Director

PROMOTERS

(signed) M. Bruce Chernoff

(signed) Kevin A. Bennett

CERTIFICATE OF UNDERWRITERS

Dated: January 21, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of all of the provinces of Canada. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

By: (signed) L. Trevor Anderson

CIBC WORLD MARKETS INC.

By: (signed) T. Timothy Kitchen

FIRSTENERGY CAPITAL CORP.	HAYWOOD SECURITIES INC.	TD SECURITIES INC.
By: (signed) Nicholas J. Johnson	By: (signed) David G. McGorman	By: (signed) Alec W. G. Clark

CANACCORD CAPITAL CORPORATION

By: (signed) Karl B. Staddon

McDaniel
& ASSOCIATES CONSULTANTS LTD.
Oil & Gas Reservoir Evaluations

120

January 21, 2004

TO: **Alberta Securities Commission**
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres due Quebec
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland

Dear Sir or Madam:

Re: **Harvest Energy Trust (the "Trust") - Prospectus (the "Prospectus") dated January 21, 2004**

We hereby consent to the reference of our firm's name and to the use of our Reports dated August 5, 2003 and September 30, 2003 evaluating the crude oil, natural gas, natural gas liquids and sulphur reserves of, or acquired by, Harvest Operations Corp. as at January 1, 2003 in the Initial Annual Information Form of the Trust dated December 10, 2003 (the "Annual Information Form") which is incorporated by reference in the Prospectus. We also hereby consent to the reference to our name and our opinion under the heading "Reserve Disclosure" in the Prospectus.

We have read the Prospectus and Annual Information Form and have no reason to believe that there is any misrepresentation in the information contained therein derived from our Reports or that is within our knowledge as a result of the services we provided in preparing the Reports.

Sincerely,

McDaniel & Associates Consultants Ltd.

"signed by P. A. Welch"

P. A. Welch, P. Eng.
Executive Vice President

Suite 2200, Bow Valley Square 3, 255-5th Avenue S.W., Calgary, Alberta T2P 3G6
Tel: (403) 262-5506 Fax: (403) 233-2744 Email: mcdaniel@mcdan.com Website: www.mcdan.com

121

BLAKE, CASSELS & GRAYDON LLP

BARRISTERS & SOLICITORS | PATENT & TRADE-MARK AGENTS

Suite 3500, East Tower, Bankers Hall
855 – 2nd Street S.W.
Calgary, Alberta, Canada
T2P 4J8

Telephone: 403.260.9600
Facsimile: 403.260.9700
www.blakes.com

January 21, 2004

Reference: 58426/30

VIA SEDAR – PROJECT NO. 00605425

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Justice Securities Administration, New Brunswick
Nova Scotia Securities Commission
Securities Division, Department of Justice, Government of Newfoundland and Labrador
Prince Edward Island, Department of Provincial Affairs & Attorney General

Dear Sirs:

Re: Final Prospectus of Harvest Energy Trust

We refer to the final prospectus dated January 21, 2004 (the "Prospectus") of Harvest Energy Trust ("Harvest") relating to the distribution of 50,000 9% convertible unsecured subordinated debentures of Harvest at a price of $1,000 per debenture.

We hereby consent to the references to our firm name on the second page and under the heading "Interest of Experts" in the Prospectus and to the use of our opinions under the headings "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions referred to above or that are within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the securities commissions named above and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours t...

30555442.1

04 MAR -9 AM 7:21

122

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 57686-9

January 21, 2004

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland

Dear Sirs:

Re: Harvest Energy Trust (the "Trust") - Prospectus (the "Prospectus") dated January 21, 2004

We refer to the (final) short form prospectus dated January 21, 2004 (the "Prospectus") of Harvest Energy Trust (the "Trust") relating to the distribution of 9% convertible unsecured subordinated debentures of the Trust.

We consent to the use of our name, Burnet, Duckworth & Palmer LLP, on the cover page and under the headings "Canadian Federal Income Tax Considerations", "Eligibility for Investment" and "Interest of Experts" in the Prospectus relating to an offering of trust units of the Trust. We also hereby consent to such references being made to our name and to our opinions under the headings "Canadian Federal Income Tax Considerations" and "Eligibility for Investment".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities in connection with the transaction described above and may not be used or relied upon by any other parties or for any other purpose.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "Burnet, Duckworth & Palmer LLP"

G:\057686\0009\BDP Consent 1.doc

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04 MAR -9 AM 7:21

The Securities Commission or similar regulatory authority in each of the provinces of Canada

Dear Sirs/Mesdames:

Harvest Energy Trust (the "Trust")

We refer to the short form prospectus of the Trust dated January 21, 2004 relating to the offering of 50,000 9% convertible unsecured subordinated debentures of the Trust.

We consent to the use, through incorporation by reference in the short form prospectus, of our report dated March 21, 2003 to the trustee of Harvest Energy Trust and the directors of Harvest Operations Corp. on the following financial statements:

> Consolidated balance sheets as at December 31, 2002;
>
> Consolidated statement of income and accumulated income and cash flows for the period from July 10, 2002 (date of formation) to December 31, 2002.

We also consent to the use, through incorporation by reference in the short form prospectus, of our reports dated September 18, 2002, to the directors of Harvest Operations Corp. on the following financial information:

> Schedule of revenue and expenses for the Initial Properties for the years ended December 31, 2001, 2000 and 1999; and
>
> Schedule of revenue and expenses for the Additional Properties for the years ended December 31, 2001, 2000 and 1999.

In addition, we consent to the use, through incorporation by reference in the short form prospectus, of our report dated October 3, 2003, to the directors of Harvest Operations Corp. on the following financial information:

> Schedule of revenue and expenses for the Carlyle Properties for the years ended December 31, 2002, 2001 and 2000.

We report that we have read the short form prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements or financial information upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements or financial information.

Finally, we also consent to the use of our compilation report dated November 21, 2003 to the trustee of Harvest Energy Trust and the directors of Harvest Operations Corp. on the compilation of the pro forma consolidated balance sheet of the Trust as at September 30, 2003 and the pro forma consolidated statement of income for the nine-month period ended September 30, 2003 and the year ended December 31, 2002.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
January 21, 2004

(124)

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNOUNCES A $10 MILLION INCREASE TO DEBENTURE FINANCING

Calgary, January 13th, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") is pleased to announce it has increased the base component of its bought deal offering of convertible unsecured subordinated debentures (the "Debentures") announced yesterday by $10,000,000 to $50,000,000. The underwriters continue to have the option to purchase up to an additional $10,000,000 of the Debentures, which is exercisable at the discretion of the underwriters at any time up to 48 hours prior to closing. The offering is subject to normal regulatory approval and expected to close on or about January 29, 2004. National Bank Financial Inc. is acting as lead underwriter for the offering.

The net proceeds of the offering will be used to repay the $25 million of Equity Bridge Notes outstanding, to reduce bank indebtedness and for general corporate purposes.

The securities of Harvest have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

Harvest's trust units trade on the Toronto Stock Exchange under the symbol HTE.UN.

This press release is not for release or distribution in the United States.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
Website: www.harvestenergy.ca
TSE Symbol: HTE.UN

125

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNOUNCES CLOSING OF $60 MILLION BOUGHT DEAL FINANCING.

Calgary, January 29th, 2004 (TSX: HTE.UN) — Harvest Energy Trust (the "Trust" or "Harvest") has closed its previously announced issue of $60,000,000 principal amount of convertible unsecured subordinated debentures (the "Debentures") at a price of $1,000 per Debenture. The issue included $50,000,000 principal amount of Debentures as announced on January 13th, 2004, and an additional $10,000,000 principal amount of Debentures issued on the exercise of the option granted to the underwriters. The offering was made on a bought deal basis through a syndicate of underwriters led by National Bank Financial Inc. and including CIBC World Markets Inc., FirstEnergy Capital Corp., Haywood Securities Inc., TD Securities Inc. and Canaccord Capital Corporation.

Purchasers of the Debentures will receive interest at an annual rate of 9% payable semi-annually on May 31 and November 30 in each year commencing on May 31, 2004. The Debentures mature on May 31, 2009 and are convertible into trust units of Harvest at a price of $14.00 per trust unit, subject to adjustment in certain events. The Debentures are redeemable by the Trust at a price of $1,050 per Debenture after May 31, 2007 and on or before May 31, 2008 and at a price of $1,025 per Debenture after May 31, 2008 and before maturity on May 31, 2009, in each case, plus accrued and unpaid interest thereon, if any. The Debentures are listed for trading on the TSX under the symbol HTE.DB.

The net proceeds to the Trust from the sale of the Debentures, after deducting fees payable to the underwriters and estimated expenses of the Offering, are estimated to be $57.4 million. Approximately $25 million of the net proceeds will be used to repay the Equity Bridge Notes and the remainder will initially be used to repay outstanding bank indebtedness and then will be used for general trust purposes.

The securities of Harvest have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

This press release is not for release or distribution in the United States.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
www.harvestenergy.ca
TSX Symbol: HTE.UN

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and natural gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

(126)

Harvest Energy Trust

Harvest Energy Trust – News Release
(HTE.UN – TSX)

HARVEST ENERGY TRUST CONFIRMS MARCH 15th, 2004 CASH DISTRIBUTION OF $0.20 PER UNIT AND UPDATES STATUS OF DIVIDEND REINVESTEMENT AND OPTIONAL UNIT PURCHASE PLAN

Calgary, February 13th, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") announces that a cash distribution of $0.20 per trust unit will be paid on March 15th, 2004 to Unitholders of record on February 27th, 2004. Harvest trust units are expected to commence trading on an ex-distribution basis on February 25th, 2004. This distribution amount represents Distributable Cash earned in the month of February 2004.

Harvest also announces that, as a result of the filing by the Trust of its Initial Annual Information form dated December 10, 2003 and the issuance by the Commission des valeurs mobilieres du Quebec of an order dated February 2, 2004, Trust Units issued from treasury pursuant to the distribution reinvestment and optional unit purchase plan of the Trust (the "DRIP Plan") to Unitholders who are resident in Canada (including the Province of Quebec) will, generally, not be subject to resale restrictions.

Detailed information respecting the DRIP Plan can be obtained from Harvests' website at www.harvestenergy.ca or by contacting Harvest, as presented below.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality light, medium and heavy gravity crude oil properties in East Central Alberta and South East Saskatchewan, and its hands-on operating strategy underpin Harvest's objective to deliver consistent returns to Unitholders.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
Website: www.harvestenergy.ca
TSE Symbol: HTE.UN

127

UNDERTAKING

TO: FirstEnergy Capital Corp.
Haywood Securities Inc.
(the "Underwriters")

The undersigned, being the beneficial owner or legal owner, as applicable, of an aggregate of $37,500 principal amount of Management Group Debentures, hereby undertakes that it will not sell, assign, transfer, offer to sell, agree to offer to sell, enter into an arrangement to offer or sell or otherwise convey or dispose of: (i) any Management Group Debentures currently held, directly or indirectly, by the undersigned; or (ii) any Trust Units issued in settlement of the Trust Debenture which are received, acquired or held, directly or indirectly, by the undersigned in settlement of any Management Group Debentures currently held, directly or indirectly, by the undersigned, at any time prior to November 28, 2004 without the prior written consent of the Underwriters, such consent not to be unreasonably withheld.

Capitalized terms used herein and not defined shall have the meaning ascribed thereto in the final prospectus of Harvest Energy Trust dated November 27, 2002.

Dated at Calgary, Alberta this 3rd day of December, 2002.

Cynthia Roorda
Name (please print)

"*Cynthia L. Roorda*"
Signature

04 MAR -9 AM 7:21

30476357.2
G:\057686\0001\closing\Undertakings (Conformed).DOC

UNDERTAKING

TO: FirstEnergy Capital Corp.
Haywood Securities Inc.
(the "Underwriters")

The undersigned, being the beneficial owner or legal owner, as applicable, of an aggregate of $37,500 principal amount of Management Group Debentures, hereby undertakes that it will not sell, assign, transfer, offer to sell, agree to offer to sell, enter into an arrangement to offer or sell or otherwise convey or dispose of: (i) any Management Group Debentures currently held, directly or indirectly, by the undersigned; or (ii) any Trust Units issued in settlement of the Trust Debenture which are received, acquired or held, directly or indirectly, by the undersigned in settlement of any Management Group Debentures currently held, directly or indirectly, by the undersigned, at any time prior to November 28, 2004 without the prior written consent of the Underwriters, such consent not to be unreasonably withheld.

Capitalized terms used herein and not defined shall have the meaning ascribed thereto in the final prospectus of Harvest Energy Trust dated November 27, 2002.

Dated at Calgary, Alberta this 3rd day of December, 2002.

Jacob Roorda
Name (please print)

"*Jacob Roorda*"
Signature

UNDERTAKING

TO: FirstEnergy Capital Corp.
Haywood Securities Inc.
(the "Underwriters")

The undersigned, being the beneficial owner or legal owner, as applicable, of an aggregate of $100,000 principal amount of Management Group Debentures, hereby undertakes that it will not sell, assign, transfer, offer to sell, agree to offer to sell, enter into an arrangement to offer or sell or otherwise convey or dispose of: (i) any Management Group Debentures currently held, directly or indirectly, by the undersigned; or (ii) any Trust Units issued in settlement of the Trust Debenture which are received, acquired or held, directly or indirectly, by the undersigned in settlement of any Management Group Debentures currently held, directly or indirectly, by the undersigned, at any time prior to November 28, 2004 without the prior written consent of the Underwriters, such consent not to be unreasonably withheld.

Capitalized terms used herein and not defined shall have the meaning ascribed thereto in the final prospectus of Harvest Energy Trust dated November 27, 2002.

Dated at Calgary, Alberta this 4th day of December, 2002.

Dina Chernoff
Name (please print)

"Dina Chernoff"
Signature

UNDERTAKING

TO: FirstEnergy Capital Corp.
Haywood Securities Inc.
(the "Underwriters")

The undersigned, being the beneficial owner or legal owner, as applicable, of an aggregate of $3,300,000 principal amount of Management Group Debentures, hereby undertakes that it will not sell, assign, transfer, offer to sell, agree to offer to sell, enter into an arrangement to offer or sell or otherwise convey or dispose of: (i) any Management Group Debentures currently held, directly or indirectly, by the undersigned; or (ii) any Trust Units issued in settlement of the Trust Debenture which are received, acquired or held, directly or indirectly, by the undersigned in settlement of any Management Group Debentures currently held, directly or indirectly, by the undersigned, at any time prior to November 28, 2004 without the prior written consent of the Underwriters, such consent not to be unreasonably withheld.

Capitalized terms used herein and not defined shall have the meaning ascribed thereto in the final prospectus of Harvest Energy Trust dated November 27, 2002.

Dated at Calgary, Alberta this 4th day of December, 2002.

M. Bruce Chernoff
Name (please print)

"M. Bruce Chernoff"
Signature

30476357.2
G:\057686\0001\closing\Undertakings (Conformed).DOC

UNDERTAKING

TO: FirstEnergy Capital Corp.
Haywood Securities Inc.
(the "Underwriters")

The undersigned, being the beneficial owner or legal owner, as applicable, of an aggregate of $35,000 principal amount of Management Group Debentures, hereby undertakes that it will not sell, assign, transfer, offer to sell, agree to offer to sell, enter into an arrangement to offer or sell or otherwise convey or dispose of: (i) any Management Group Debentures currently held, directly or indirectly, by the undersigned; or (ii) any Trust Units issued in settlement of the Trust Debenture which are received, acquired or held, directly or indirectly, by the undersigned in settlement of any Management Group Debentures currently held, directly or indirectly, by the undersigned, at any time prior to November 28, 2004 without the prior written consent of the Underwriters, such consent not to be unreasonably withheld.

Capitalized terms used herein and not defined shall have the meaning ascribed thereto in the final prospectus of Harvest Energy Trust dated November 27, 2002.

Dated at Calgary, Alberta this 4th day of December, 2002.

David M. Fisher
Name (please print)

"David M. Fisher"
Signature

UNDERTAKING

TO: FirstEnergy Capital Corp.
Haywood Securities Inc.
(the "Underwriters")

The undersigned, being the beneficial owner or legal owner, as applicable, of an aggregate of $200,000 principal amount of Management Group Debentures, hereby undertakes that it will not sell, assign, transfer, offer to sell, agree to offer to sell, enter into an arrangement to offer or sell or otherwise convey or dispose of: (i) any Management Group Debentures currently held, directly or indirectly, by the undersigned; or (ii) any Trust Units issued in settlement of the Trust Debenture which are received, acquired or held, directly or indirectly, by the undersigned in settlement of any Management Group Debentures currently held, directly or indirectly, by the undersigned, at any time prior to November 28, 2004 without the prior written consent of the Underwriters, such consent not to be unreasonably withheld.

Capitalized terms used herein and not defined shall have the meaning ascribed thereto in the final prospectus of Harvest Energy Trust dated November 27, 2002.

Dated at Calgary, Alberta this 4th day of December, 2002.

Janice Colborne
Name (please print)

"Janice Colborne"
Signature

UNDERTAKING

TO: FirstEnergy Capital Corp.
Haywood Securities Inc.
(the "Underwriters")

The undersigned, being the beneficial owner or legal owner, as applicable, of an aggregate of $50,000 principal amount of Management Group Debentures, hereby undertakes that it will not sell, assign, transfer, offer to sell, agree to offer to sell, enter into an arrangement to offer or sell or otherwise convey or dispose of: (i) any Management Group Debentures currently held, directly or indirectly, by the undersigned; or (ii) any Trust Units issued in settlement of the Trust Debenture which are received, acquired or held, directly or indirectly, by the undersigned in settlement of any Management Group Debentures currently held, directly or indirectly, by the undersigned, at any time prior to November 28, 2004 without the prior written consent of the Underwriters, such consent not to be unreasonably withheld.

Capitalized terms used herein and not defined shall have the meaning ascribed thereto in the final prospectus of Harvest Energy Trust dated November 27, 2002.

Dated at Calgary, Alberta this 3rd day of December, 2002.

Rachel Saxberg
Name (please print)

"*Rachel Saxberg*"
Signature

UNDERTAKING

TO: FirstEnergy Capital Corp.
Haywood Securities Inc.
(the "Underwriters")

The undersigned, being the beneficial owner or legal owner, as applicable, of an aggregate of $37,000 principal amount of Management Group Debentures, hereby undertakes that it will not sell, assign, transfer, offer to sell, agree to offer to sell, enter into an arrangement to offer or sell or otherwise convey or dispose of: (i) any Management Group Debentures currently held, directly or indirectly, by the undersigned; or (ii) any Trust Units issued in settlement of the Trust Debenture which are received, acquired or held, directly or indirectly, by the undersigned in settlement of any Management Group Debentures currently held, directly or indirectly, by the undersigned, at any time prior to November 28, 2004 without the prior written consent of the Underwriters, such consent not to be unreasonably withheld.

Capitalized terms used herein and not defined shall have the meaning ascribed thereto in the final prospectus of Harvest Energy Trust dated November 27, 2002.

Dated at Calgary, Alberta this 3rd day of December, 2002.

Anne Ralston
Name (please print)

"*Anne Ralston*"
Signature

UNDERTAKING

TO: FirstEnergy Capital Corp.
Haywood Securities Inc.
(the "Underwriters")

The undersigned, being the beneficial owner or legal owner, as applicable, of an aggregate of $38,000 principal amount of Management Group Debentures, hereby undertakes that it will not sell, assign, transfer, offer to sell, agree to offer to sell, enter into an arrangement to offer or sell or otherwise convey or dispose of: (i) any Management Group Debentures currently held, directly or indirectly, by the undersigned; or (ii) any Trust Units issued in settlement of the Trust Debenture which are received, acquired or held, directly or indirectly, by the undersigned in settlement of any Management Group Debentures currently held, directly or indirectly, by the undersigned, at any time prior to November 28, 2004 without the prior written consent of the Underwriters, such consent not to be unreasonably withheld.

Capitalized terms used herein and not defined shall have the meaning ascribed thereto in the final prospectus of Harvest Energy Trust dated November 27, 2002.

Dated at Calgary, Alberta this 3rd day of December, 2002.

James Albert (Al) Ralston
Name (please print)

"*James Albert (Al) Ralston*"
Signature

UNDERTAKING

TO: FirstEnergy Capital Corp.
Haywood Securities Inc.
(the "Underwriters")

The undersigned, being the beneficial owner or legal owner, as applicable, of an aggregate of $50,000 principal amount of Management Group Debentures, hereby undertakes that it will not sell, assign, transfer, offer to sell, agree to offer to sell, enter into an arrangement to offer or sell or otherwise convey or dispose of: (i) any Management Group Debentures currently held, directly or indirectly, by the undersigned; or (ii) any Trust Units issued in settlement of the Trust Debenture which are received, acquired or held, directly or indirectly, by the undersigned in settlement of any Management Group Debentures currently held, directly or indirectly, by the undersigned, at any time prior to November 28, 2004 without the prior written consent of the Underwriters, such consent not to be unreasonably withheld.

Capitalized terms used herein and not defined shall have the meaning ascribed thereto in the final prospectus of Harvest Energy Trust dated November 27, 2002.

Dated at Calgary, Alberta this 3rd day of December, 2002.

David Rain
Name (please print)

"*David Rain*"
Signature

UNDERTAKING

TO: FirstEnergy Capital Corp.
Haywood Securities Inc.
(the "Underwriters")

The undersigned, being the beneficial owner or legal owner, as applicable, of an aggregate of $165,000 principal amount of Management Group Debentures, hereby undertakes that it will not sell, assign, transfer, offer to sell, agree to offer to sell, enter into an arrangement to offer or sell or otherwise convey or dispose of: (i) any Management Group Debentures currently held, directly or indirectly, by the undersigned; or (ii) any Trust Units issued in settlement of the Trust Debenture which are received, acquired or held, directly or indirectly, by the undersigned in settlement of any Management Group Debentures currently held, directly or indirectly, by the undersigned, at any time prior to November 28, 2004 without the prior written consent of the Underwriters, such consent not to be unreasonably withheld.

Capitalized terms used herein and not defined shall have the meaning ascribed thereto in the final prospectus of Harvest Energy Trust dated November 27, 2002.

Dated at Calgary, Alberta this 4th day of December, 2002.

John Brussa
Name (please print)

"*John Brussa*"
Signature

UNDERTAKING

TO: FirstEnergy Capital Corp.
Haywood Securities Inc.
(the "Underwriters")

The undersigned, being the beneficial owner or legal owner, as applicable, of an aggregate of $700,000 principal amount of Management Group Debentures, hereby undertakes that it will not sell, assign, transfer, offer to sell, agree to offer to sell, enter into an arrangement to offer or sell or otherwise convey or dispose of: (i) any Management Group Debentures currently held, directly or indirectly, by the undersigned; or (ii) any Trust Units issued in settlement of the Trust Debenture which are received, acquired or held, directly or indirectly, by the undersigned in settlement of any Management Group Debentures currently held, directly or indirectly, by the undersigned, at any time prior to November 28, 2004 without the prior written consent of the Underwriters, such consent not to be unreasonably withheld.

Capitalized terms used herein and not defined shall have the meaning ascribed thereto in the final prospectus of Harvest Energy Trust dated November 27, 2002.

Dated at Calgary, Alberta this 4th day of December, 2002.

Kevin Bennett
Name (please print)

"*Kevin Bennett*"
Signature

UNDERTAKING

TO: FirstEnergy Capital Corp.
Haywood Securities Inc.
(the "Underwriters")

The undersigned, being the beneficial owner or legal owner, as applicable, of an aggregate of $27,500 principal amount of Management Group Debentures, hereby undertakes that it will not sell, assign, transfer, offer to sell, agree to offer to sell, enter into an arrangement to offer or sell or otherwise convey or dispose of: (i) any Management Group Debentures currently held, directly or indirectly, by the undersigned; or (ii) any Trust Units issued in settlement of the Trust Debenture which are received, acquired or held, directly or indirectly, by the undersigned in settlement of any Management Group Debentures currently held, directly or indirectly, by the undersigned, at any time prior to November 28, 2004 without the prior written consent of the Underwriters, such consent not to be unreasonably withheld.

Capitalized terms used herein and not defined shall have the meaning ascribed thereto in the final prospectus of Harvest Energy Trust dated November 27, 2002.

Dated at Calgary, Alberta this 3rd day of December, 2002.

Cristina Maria Nunes
Name (please print)

"Cristina Maria Nunes"
Signature